UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (Exact name of Registrant as specified in its charter)

Telecommunications Indonesia (A state-owned public limited liability Company) (Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 4, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Agus Murdiyatno

----------------------------------------------------

(Signature)

Agus Murdiyatno

Vice President Investor Relation

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ABOUT OUR ANNUAL REPORT

PT Telekomunikasi Indonesia, Tbk, or “Telkom”, “The Company”, and “we”, is proud to present Annual Report for the year ended  December 31, 2012. Our Annual Report is furnished according to the decree of the Indonesian Financial Services Authority, the successor of Bapepam-LK (“OJK”) No.X.K.6 and X.K.7. Certain information in this Annual Report is also contained in the Form 20-F, with the United States Securities and Exchange Commission. However, no part of this document has been incorporated by reference into the  Form 20-F. The information and data presented in this Annual Report draws upon the consolidated financial data of the Company and our  subsidiaries.

Any reference to Consolidated Financial Statements refers to Consolidated Financial Statements which we furnished to the SEC on a Form 6-K dated March 11, 2013, which contains our audited Consolidated Financial Statements as of December 31, 2011 and 2012 and for the years then ended and as of January 1, 2011, prepared in conformity with IFAS.

This Annual Report is originally issued in Indonesian language, should any difference in meaning due to translation process arise the Annual Report in Indonesian language is used as references.

This Annual Report contains “forward-looking statements”, including statements regarding our expectations and projections for our future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and other similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Annual Report are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. This Annual Report discloses, under “Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

To obtain further information on Telkom, please contact Investor Relations, Grha Citra Caraka on 5th floor, Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710, Indonesia. Tel.: (62-21) 521 5109, Fax: (62-21) 522 0500 or e-mail: investor@telkom.co.id. You can download this document from our online site http://www.telkom.co.id.

We use the word “Indonesia” in this Annual Report to refer to the Republic of Indonesia while the word “Government” refers to the Government of Indonesia and “United States of America” or “US” is the United States. The currency “Rupiah” or “Rp” refers to the Indonesian Rupiah while “US Dollar” or “US$” refers to the US currency. Certain figures (including percentages) have been rounded up. Save as otherwise noted, all financial information is presented in Indonesian Rupiah according to Indonesian Financial Accounting Standard (“IFAS”).

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STRENGTH BORN OF A LONG HISTORY

1856-1882	1906-1965	1974	1980
On October 23, 1856, the Dutch colonial government deployed the first electromagnetic telegraph in Indonesia, connecting Batavia (Jakarta) with Buitenzorg (Bogor).

The Dutch colonial government established a government agency to operate post and telecommunications services in Indonesia. In 1965, the post and telecommunications services were separated and brought under the control of two state companies, PN Pos and Giro and PN Telekomunikasi.

PN Telekomunikasi was split into two divisions, PT Industri Telekomunikasi Indonesia (“PT INTI”), which manufactured telecommunications equipment, and Perusahaan Umum Telekomunikasi (“Perumtel”), which supplied domestic and international telecommunication services.

			The international telecommunication business was taken over by Indosat.
1991	1995	1999	2001

PERUMTEL became PT Telekomunikasi Indonesia or Telkom, and operations were organized into twelve regional units (“Witel”). These were later reorganized into seven regional divisions: Division I Sumatra, Division II Jakarta and Surrounding

Area, Division III West Java, Division IV Central Java and DI Yogyakarta, Division V East Java, Division VI Kalimantan and Division VII Eastern Indonesia.

	We held our Initial Public Offering on November 14, 1995 on the Jakarta Stock Exchange and the Surabaya Stock Exchange. On May 26, 1995, we established Telkomsel, our cellular business subsidiary.	The Telecommunications Law (Law No. 36/1999), which went into effect in September 2000, facilitated the entry of new players, intensifying the competition in the telecommunications industry.

We acquired Indosat’s 35.0% shareholding in Telkomsel, making us the majority shareholder with a stake of 77.7%. Indosat then took over our 22.5% shareholding in Satelindo and 37.7% share in PT Aplikanusa Lintasarta. At the same time, we lost our exclusive right to be the sole fixed line telephone operator in Indonesia.

2002	2004	2005	2009
We divested 12.7% of itsour shares in Telkomsel to Singapore Telecom Mobile Pte Ltd. (“SingTel Mobile”).	We launched our international direct dial fixed line service.

The Telkom-2 Satellite was launched to replace all satellite transmission services previously provided by the Palapa B-4 satellite. This brought our total number of satellites launched to eight, including the Palapa A-1 satellite.

			We underwent a transformation from an infocom to a TIME company. The new Telkom was introduced to the public with the new corporate logo and tagline, ‘the world in your hand’.
2010	2011	2012
The JaKaLaDeMa submarine and fiber optic cable project linking Java, Kalimantan, Sulawesi, Denpasar and Mataram was successfully completed in April 2010.

We commenced the reform of our telecommunications infrastructure through the Telkom Nusantara Super Highway project, which unites the Indonesian archipelago from Sumatra to Papua, and the True Broadband Access project, which will enable customers all over Indonesia to have broadband access to the internet.

We sought to achieve widespread broadband penetration throughout Indonesia through the implementation of the Indonesia WiFi program towards the development of Indonesia Digital Network.

We sought to improve business value creation by reconfiguring our business portfolios from TIME to TIMES (Telecommunications, Information, Media, Edutainment & Services).

Establishment of Telkom Corporate University to develop a globally competitive human capital ('from competence to commerce').

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PROVIDING THE BEST BY LEARNING FROM OUR CUSTOMERS

Our customers inspire us to develop better products, improve the quality of our networks and set a high standard of service quality. Our products, services and employees are totally focused on customers to consistently develop the best solutions since to only satisfy our customers is insufficient for us.

VISION, MISSION AND VALUES

Vision

To become a leading Telecommunication, Information, Media, Edutainment and Services (“TIMES”) player in the region.

Mission

-         To provide TIMES services with excellent quality at competitive price.

-         To be the role model as the best managed Indonesian corporation.

Corporate Culture : The New Telkom Way

Basic Belief              : Always the Best

Core Values             : Solid, Speed, Smart

Key Behaviors        : Imagine, Focus, Action

The vision and mission statement is based on decree of the Board of Commissioners of PT Telekomunikasi Indonesia,  Tbk No.09/KEP/DK/2012 dated May 30, 2012.

STRATEGIC INITIATIVES

1.     Center of Excellence.

2.     Aligning the business structure and portfolio management.

3.     Facilitating broadband implementation through service convergence.

4.     Management of wireless portfolio.

5.     Integrating the Telkom Group’s ecosystem solutions.

6.     Investing in information technology services.

7.     Investing in media and edutainment businesses.

8.     Investing in the wholesale business and strategic international business opportunities.

9.     Maximizing asset value on inter-related businesses.

10.  Integrating Next Generation Networks (“NGN”) and Operational support system, Business support system, Customer support system and Enterprise relations management (“OBCE”) to achieve costs improvements.

The strategic initiatives are based on decree of the Board of Commissioners of PT Telekomunikasi Indonesia,  Tbk

No.09/KEP/DK/2012/RHS dated 30 May 2012.

SUPPORTED BY TELECOMMUNICATION NETWORKS THAT SPREAD THROUGHOUT INDONESIA

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EXCELLENT HUMAN CAPITAL

Telkom established Telkom Corporate University (“Telkom CorpU”) as an investment towards the creation of excellent leaders and people in the Company. Telkom CorpU is one of approaches towards center of excellence strategy, comprising the center of chiefship (creating great leader), center of competence (creating great people), and center of certification (creating global standard).

RESULTING IN HIGHER ACHIEVEMENT

Telkom’s Solid Bottom Line:

-          Net income increased by 17.2% y-o-y to Rp12,850 million.

Strong Growth in Subscriber Base:

-          Broadband subscribers grew more than double to 19.1 million, an increase of  82.8% y-o-y.

-          Cellular subscribers grew by 16.9% y-o-y to 125.1 million.

Strengthening Telkomsel’s network:

-          Telkomsel BTS 54,297 units, a 27% increase y-o-y.

-          Added 11,674 new BTS units in 2012, an average of more than 1,000 BTS per month.

Financial Highlights (Based on IFAS)
Consolidated Statements of Comprehensive Income
(in billions of Rupiah, except for net income per share and per ADS)
	Years ended December 31,
	2012	2011	2010	2009*	2008*
Total Revenues	77,143	71,253	68,629	68,220	64,974
Total Expenses	54,005	49,960	46,240	44,139	43,606
Adjusted EBITDA	40,154	36,821	37,549	38,056	33,700
Operating profit	25,698	21,958	22,937	24,081	21,368
Profit for the year	18,362	15,470	15,870	16,043	14,725
Profit for the year attributable to:
Owners of the parent company	12,850	10,965	11,537	11,399	10,672
Non-controlling interest	5,512	4,505	4,333	4,644	4,053
Total comprehensive income for the year	18,388	15,481	15,904	16,048	14,729
Total comprehensive income attributable to:
Owners of the parent company	12,876	10,976	11,571	11,404	10,676
Non-controlling interest	5,512	4,505	4,333	4,644	4,053
Net income per share	669.19	559.67	586.54	579.52	540.38
Net income per ADS (1 ADS : 40 common stock)	26,767.60	22,386.80	23,461.60	23,180.80	21,615.20

Consolidated Statements of Financial Position
(in billions of Rupiah)
	As of December 31,
	2012	2011	2010	2009*	2008*
Total Assets	111,369	103,054	100,501	97,931	91,256
Total Liabilities	44,391	42,073	44,086	48,436	47,662
Total equity attributable to owners of the parent company	51,541	47,510	44,419	38,562	33,910
Net working capital	3,866	(931)	(1,745)	(10,797)	(12,596)
Investment in other entities	275	235	254	151	169

Capital Expenditures
(in billions of Rupiah)
	Years Ended December 31,
	2012	2011	2010	2009	2008
Telkom	4,040	4,202	3,623	5,652	6,087
Telkomsel	10,656	8,472	8,197	12,673	15,915
Others Subsidiaries	2,576	1,929	831	836	243
Total	17,272	14,603	12,651	19,161	22,245

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Consolidated Financial and Operational Ratios
	Year ended December 31,
	2012	2011	2010	2009*	2008*
Return on Asset (ROA) (%)[1]	11.5	10.6	11.5	11.6	11.7
Return on Equity (ROE) (%)[2]	24.9	23.1	26.0	29.6	31.5
Operating Profit Margin (%)[3]	33.3	30.8	33.4	35.3	32.9
Current Ratio (%)[4]	116.0	95.8	91.5	59.9	53.7
Total Liabilities to Equity (%)[5]	86.1	88.6	99.3	125.6	140.6
Total Liabilities to Total Assets (%)[6]	39.9	40.8	43.9	49.5	52.2

* As restated. See Note 2p to our Consolidated Financial Statements.

(1) ROA is calculated as profit for the year attributable to owners of the parent company divided by total assets at year end December 31.
(2) ROE is calculated as profit for the year attributable to owners of the parent company divided by total equity attributable to owners of the parent company at year end December 31.
(3) Operating profit margin is calculated as operating profit divided by revenues.
(4) Current ratio is calculated as current liabilities divided by current liabilities at year end December 31.
(5) Total liabilities to equity is calculated as total liabilities divided by total equity attributable to owners of the parent company at year end December 31.
(6) Total liabilities to total assets is calculated as total liabilities divided by total assets at year end December 31.

OPERATIONAL HIGHLIGHTS
		Years ended December 31,
		2012	2011	Changes (%)
Broadband Subscribers
Fixed broadband (Speedy)	(000) subscribers	2,341	1,789	30.9
Mobile broadband (Flash)	(000) subscribers	11,039	5,532	99.5
Blackberry	(000) subscribers	5,764	3,153	82.8
Total Broadband Subscribers	(000) subscribers	19,144	10,474	82.8
Cellular Subscribers
Postpaid (kartuHalo)	(000) subscribers	2,149	2,188	(1.8)
Prepaid (simPATI, Kartu As)	(000) subscribers	122,997	104,829	17.3
Total Cellular Subscribers	(000) subscribers	125,146	107,017	16.9
Fixed Line Subscribers
Fixed wireline	(000) subscribers	8,946	8,602	4.0
Fixed wireless	(000) subscribers	17,870	14,238	25.5
- Postpaid (Classy)	(000) subscribers	428	468	(8.5)
- Prepaid (Trendy)	(000) subscribers	17,442	13,770	26.7
Total Fixed Line Subscribers	(000) subscribers	26,816	22,840	17.4
Other Subscribers
Pay TV	(000) subscribers	1,191	1,000	19.1
Satellite transponder	(000) MHz	2,650	2,360	12.3
Network
BTS	unit	60,011	48,341	24.1
Customer Services
PlasaTelkom	unit	572	727	(21.3)
Grapari	unit	85	32	165.6

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COMMON STOCK AND BOND HIGHLIGHTS

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Trade Price and Volume

The table below shows the high, low, closing quoted prices, trading volume, outstanding shares and market capitalization for our common stock on the IDX during the periods indicated:

	Price per Share of Common Stock(1)			Volume (shares)	Outstanding Shares	Market Capitalization
Calendar Year	High	Low	Closing
	(in Rupiah)					(Rp billion)
2008	10,250	5,000	6,900	6,162,126,500	19,669,424,780	135,719
2009	10,350	5,750	9,450	4,174,413,500	19,669,424,780	185,876
2010	9,800	6,950	7,950	5,707,850,000	19,669,424,780	156,372
2011	8,050	6,600	7,050	4,441,579,000
First Quarter	8,050	6,600	7,350	1,297,346,000	19,669,424,780	144,570
Second Quarter	7,850	6,800	7,350	957,638,000	19,627,724,280	144,264
Third Quarter	7,900	6,900	7,600	1,261,616,000	19,527,516,280	148,409
Fourth Quarter	7,750	6,900	7,050	924,979,000	19,386,339,320	136,674
2012	9,950	6,650	9,050	4,600,560,500
First Quarter	7,150	6,650	7,000	1,039,571,000	19,219,393,820	134,536
Second Quarter	8,700	7,000	8,150	1,386,964,000	19,184,274,820	156,352
Third Quarter	9,850	7,950	9,450	1,020,030,500	19,153,568,820	181,001
Fourth Quarter	9,950	8,650	9,050	1,153,995,000	19,149,068,820	173,299
September	9,750	9,150	9,450	287,944,500	19,153,568,820	181,001
October	9,950	9,300	9,750	408,422,500	19,149,068,820	186,703
November	9,900	8,950	9,000	332,146,000	19,149,068,820	172,342
December	9,350	8,650	9,050	413,426,500	19,149,068,820	173,299
2013
January	9,800	8,800	9,700	446,610,500	19,149,068,820	185,746
February	10,950	9,550	10,750	422,448,500	19,149,068,820	205,852

(1)     We conducted a two for one split of our common stock from a nominal value of Rp500 per share to Rp250 per share as resolved by the AGMS on July 30, 2004, effective October 1, 2004. The price per share of the common stock reflects this split for all periods shown.

On December 28, 2012, the last day of trading on the IDX in 2012, the closing price for our common stock was Rp9,050  per share.

The high, low, closing prices and trading volume for our ADSs on the NYSE and the LSE for the periods indicated are shown in the table below. Trading in ADSs is effected “off exchange” on the LSE. Under LSE rules, off exchange trading means that transactions are carried out on other exchanges and once the transaction has taken place, it is reported to the LSE.

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Calendar Year	Price per ADS (NYSE)			Volume (in ADS)	Price per ADS (LSE)			Volume (in ADS)
	High	Low	Closing		High	Low	Closing
	(in US Dollars)				(in US Dollars)
2008	45.50	17.31	25.01	98,988,347	45.74	16.89	24.62	38,028
2009	41.55	20.19	39.95	67,767,999	40.76	25.67	41.02	3,757
2010	43.80	30.33	35.65	69,803,576	42.00	30.76	34.91	19,673
2011	36.96	30.29	30.74	69,279,100	35.89	21.02	30.50	1,406,292
First Quarter	36.05	30.51	33.58	17,278,400	35.73	33.39	33.44	697
Second Quarter	36.28	32.21	34.50	16,636,000	35.89	35.82	35.88	354,770
Third Quarter	36.96	30.29	33.07	20,886,200	35.59	33.58	34.44	87,554
Fourth Quarter	34.48	30.62	30.74	14,478,500	21.02	21.02	30.50	963,271
2012	41.14	29.26	36.95	88,190,589	40.12	30.24	36.50	746,278
First Quarter	31.69	29.26	30.36	19,265,880	31.04	30.24	30.95	236,546
Second Quarter	37.00	30.38	34.83	32,660,280	36.64	30.40	33.70	293,809
Third Quarter	41.14	34.28	38.93	19,696,121	39.78	34.30	39.10	88,412
Fourth Quarter	41.00	36.00	36.95	16,568,308	40.12	36.50	36.50	127,511
September	40.53	37.87	38.93	5,230,487	39.10	39.10	39.10	50,000
October	41.00	38.77	40.65	7,922,026	40.12	39.07	39.13	125,444
November	40.58	37.85	38.04	4,922,198	39.45	37.97	38.85	1,907
December	38.05	36.00	36.95	3,724,084	36.50	36.50	36.50	160
2013
January	39.89	36.17	39.65	4,652,609	39.00	37.44	39.00	419
February	44.65	39.41	44.46	4,491,895	39.95	39.84	39.95	2,400

On December 31, 2012, the last day of trading on the NYSE and LSE in 2012, the closing price for one Telkom ADS was US$36.95 and US$36.50 respectively.

Table Telkom's Bond
Bond	Outstanding (Rp million)	Issuance Date	Maturity Date	Term (Year)	Interest Rate	Underwriter	Trustee	Rating
Obligasi II Telkom Tahun 2010 Seri A	1,005,000	June 25, 2010	July 6, 2015	5	9.6%	PT Bahana Securities; PT Danareksa Sekuritas; PT Mandiri Sekuritas;	PT CIMB Niaga Tbk	idAAA
Obligasi II Telkom Tahun 2010 Seri B	1,995,000	June 25, 2010	July 6, 2020	10	10.2%	PT Bahana Securities; PT Danareksa Sekuritas; PT Mandiri Sekuritas;	PT CIMB Niaga Tbk	idAAA

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EVENT HIGHLIGHTS

JANUARY

Telkom is again entrusted by the Ministry of Defense as a provider of Information and Communications Technology (“ICT”) services, particularly in satellite transponder cooperation and data communication network for government agency accounting system (Jarkomta SAI).

FEBRUARY

After more than 14 years of System Application and Product  (“SAP”) implementation, Telkom receives the SAP Customer Center of Expertise (“CCoE”) certification, becoming the first company in Indonesia to achieve SAP CCoE certification among around 700 corporate or institutional users of SAP in Indonesia.

APRIL

Telkom officially announces its Jatinegara Data Center as Telkom’s first Green Data Center, with environment-friendly features such as Zero depletion Refrigerant, Zero depletion FAP, Environment Safe Materials and Energy Saving.

MAY

1.       The General Meeting of Shareholders of Telkom held on May 11, 2012 among other resolutions approves the new formation of its Boards of Commissioners and Directors.

2.       On May 22, 2012 the construction of Telkom Landmark Tower (“TLT”) officially begins, which is located at the rear of Grha Citra Caraka Telkom Building, Jakarta.

JUNE

To support the growth of the digital creative industry in Indonesia, Telkom signs a an Agreement of Cooperation for Business Development and Incubation in the area of ICT, participated by 18 communities and software developers that are members of Bandung Digital Valley.

JULY

The President Directors of Telkom and Telkomsel at an executive meeting in Jakarta with Steve Wozniak, Co-Founder of Apple, announce that Telkom Group is ready to establish a robust Device-Network-Application (“DNA”) ecosystem and to deliver the best quality broadband technology in Indonesia.

AUGUST

1.       Telkom and IBM Indonesia agree to cooperate in developing Information Technology (“IT”) services in Indonesia, particularly in providing the best IT solutions to corporate and Micro, Small and Medium Enterprises (“MSMEs”).

2.       Telkom facilitates a Video Conference (“Vicon”) on August 29, 2012 at the State Palace that lets Indonesian President, Susilo Bambang Yudhoyono have a live dialogue with Liberia President Ellen Johnson and British Prime Minister David Cameron.

SEPTEMBER

1.       Telkom Indonesia attended the Investment Day held in New York Stock Exchange ("NYSE") Wall Street, New York on September 24, 2012. The event was attended by President Susilo Bambang Yudhoyono which aims to encourage U.S. businesses to invest in Indonesia.

2.       Telkom holds a launching ceremony of Telkom Corporate University on September 28, 2012 as a vehicle for a center of excellence for all employees.

NOVEMBER

1.       PT Telkom Akses, Telkom's majority-owned subsidiary, is established in November 2012 to support the development of broadband services in Indonesia by Telkom.

2.       Synergy in Telkom Group between Telkom-Telkomsel creates an exciting new feature for Telkomsel kartuHalo customers, Groovia Lite, a Mobile Entertainment service that offers digital entertainment such as Live TV, TV on Demand, movies, music, and radio that can be accessed through a variety of media such as laptops/PCs, smart phones, and tablets.

DECEMBER

Arief Yahya, President Director of Telkom, officiate the launch of Speedy Instant Card, Telkom's broadband internet access product, deployed in Bali for initial phase.

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AWARDS AND CERTIFICATIONS

Awards

JANUARY

TelkomVision, our PayTV, received the Great Performing Award in Digital Media Award survey, as The Best Market Drive in Marketing Award 2011 survey, and recognized by Indonesia Museum of World Records (“MURI”) as the Pay TV with the highest sales growth (800% within a period of one year).

FEBRUARY

1.       Top Brand award for Speedy, Flexi postpaid  dan Flexi prepaid  in the Top Brand Award 2012 organized by Frontier Consulting Group and Marketing magazine.

2.       Second-place award in the Child and Maternal Health in the Private Sector for the implementation of i-CHAT (I Can Hear and Talk/a language learning application for the deaf) from the Office of Special Affairs of the President of Republic Indonesia.

3.       Award Silver Winner InMa 2012 for "KILAU" internal magazine for creative cover page, in the IPMA competition organized by the Worker Union of the Press.

4.       Call Center Service Excellence Award (“CCSEA”) 2012 for Call Center 147 Telkom  in Telecommunication and the Internet Services Provider categories, event organized by Care Center for Customer Satisfaction & Loyalty (“Care-CCSL”) and Service Excellence magazine.

MARCH

1.       International recognition as The Best Environmental Responsibility and The Best Investor Relation Professional in the 2nd Asian Excellence Recognition Award 2012 from the Hong Kong-based Corporate Governance Asia magazine.

2.       Award as Leading Company in Promoting Entrepreneurship, for Telkom's commitment in its role as Good Corporate Citizen through the implementation of partnership program with Micro, Small & Medium Enterprises and community development program from Ministry of Cooperative and SME.

APRIL

1.       Award as The Best CDMA Operator for Telkom through its Telkom Flexi product, as well as The Best GSM Operator and Best Operator of the Year for Telkomsel, a subsidiary of Telkom, in Selular  Award 2012 event organized by Selular Magazine, Handphone Tabloid and Selular Online Tabloid from Global Selular Media group.

2.       Award in Indonesia Enterprise Risk Management Award 2012 from Business Review magazine.

MAY

Award as The World’s Biggest Public Companies in Forbes Global 2000 polling by Forbes Indonesia magazine.

JUNE

Silver award in the Strategy and Tactical category and Bronze award in the Special Award category, at the BUMN Marketing Award 2012 organized by BUMN Track magazine with the support of BUMN Marketeers Club and Markplus Inc.

JULY

1.       Gold award in the Telecommunication Industry category, as well as citations in Top 100 Worldwide, Top 50 Regional in Asia-Pacific, and Special Achievement Award – The Most Engaging Annual Report, in 2011 Vision Awards Annual Report Competition organized by the League of American Communications Professionals (“LACP”), San Diego, United States.

2.       Recognized among the 8 Best Finalists in the Indonesian Most Admired Knowledge Enterprise (“MAKE”) Study 2012 organized by Dunamis Organization Services.

3.       Award as Sales Management Champion and as Communication Management Champion, in the Markplus Insight Award 2012 organized by Marketeers magazine in cooperation with PT JIExpo as the organizer of Jakarta Fair and the research institution Markplus Insight.

4.       Citation of Social Business Innovation Award for Telkom for Empowering Information and Communication Technology Community and award as The Best Green CEO in the Telecommunication Sector for Arief Yahya, in the Appreciation Night Warta Ekonomi event organized by Warta Ekonomi magazine.

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SEPTEMBER

Awards for Most Consistent Dividend Policy and Best Strategic Corporate Social Responsibility in the 6th Best Financial Institution Awards and 2nd Corporate Awards in 2012 organized by Alpha Southeast Asia magazine.

OCTOBER

1.     Awards as The Best for All Criteria, The Best for Employee Net Promoter Score, The Best for Human Capital Initiative Employee Self Service, and The Best for CEO Commitment, in

        the Indonesia Human Capital Study (“IHCS”) 2012 organized by Dunamis Human Capital and Business Review magazine.

2.       Award as Indonesia Broadband Service Provider of the Year 2012 in Indonesia Excellence Awards 2012 event organized by Frost & Sullivan.

3.       Award as The Best Innovation in the Marketing Award 2012 event organized by Marketing magazine.

NOVEMBER

1.       Award as Best Corporate Overall in the 4th Corporate Governance annual survey conducted by the Indonesian Institute for Corporate Directorship (“IICD”).

2.       Award in the Telecommunication Industry Sector in the Economic Challenges Award 2012 organized by Metro TV.

3.       Award as The Best CEO on Survival Management for Arief Yahya, President  Director of Telkom and an award as The Best Corporate for the Year 2012 for Telkom, in the Anugerah Business Review 2012 organized by Business Review magazine.

DECEMBER

1.       Award as Best Sustainability Report 2011 in the Services Sector category as well as runner up position for Best Website 2012, in the Indonesia Sustainability Reporting Award (“ISRA”) 2012 competition organized by the National Center for Sustainability Reporting (“NCSR”).

2.       Award as BEST CEO of Most Innovative SOE 2012 for Arief Yahya, President Director of Telkom, in the Anugerah BUMN 2012 event organized by BUMN Track magazine in coordination with Forum Humas BUMN and CIS School of Innovation.

3.       Award as Corporate Governance Perception Index The Most Trusted Companies 2012 as a highly trusted company held by The Indonesian Institute for Corporate Governance (“IICG”) in collaboration with SWA magazine based on a survey of investors, analysts and fund managers.

4.       Awards for The Best e-Corp, The Best CIO and The Best Future IT Leader 2012 in the Indonesia Digital Summit 2012 event, by SWA magazine.

5.       Award as The Preferred Corporation of Newspaper Workers Unions (“SPS”) 2012 in the 1st SPS-Indonesia PR Summit 2012.

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Certification

1.       ISO 9001:2008 Certification

Issued to PT Telekomunikasi Indonesia Tbk, Divisi Consumer Service Barat, by TUV Rheinland Cert GmbH in 2011. Valid until 2013.

2.       ISO 9001:2008 Certification

Issued to PT Telekomunikasi Indonesia Tbk, Divisi Telkom Flexi, by TUV Rheinland Cert GmbH in 2011. Valid until 2014.

3.       ISO/IEC 27001:2005 Certification

Issued to PT Telekomunikasi Indonesia Tbk, Grha Citra Caraka Building, Divisi Infratel  M floor and Divisi Access  7th floor, by TUV Rheinland Japan Ltd, in 2012. Valid until 2015.

4.       AS/NZS ISO 9001:2008 Certification

Issued to PT Administrasi Medika (“AdMedika”), Telkom’s indirect subsidiary, by Verification New Zealand Limited, in 2012. Valid until 2015.

5.       Customer Center of Expertise Certification

Issued to PT Telekomunikasi Indonesia Tbk, by SAP, in 2012. Valid until 2013.

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REPORT FROM THE PRESIDENT COMMISSIONER

Dear Esteemed Shareholders,

In 2012, Telkom succeeded in posting satisfactory achievements in terms of efforts to improve business growth as well as financial performance, as compared to previous year. Telkom also has made substantial investments in telecommunications infrastructure, especially in broadband networks, and in human capital quality improvement. These are evidence of our consistency in delivering increased value for the benefit of shareholders.

Developments in Indonesia's telecommunication industry continue in 2012 shown the general trends of stable growth in the cellular business in addition to the increasingly faster growth in broadband and data services. Telkom has its own strategic mission in relation with the development of broadband infrastructures in Indonesia. Beyond the interest of business growth, our initiatives in broadband infrastructure development represent our contribution in integrating all 17,000 islands in this vast archipelago.

Broadband networks development is part of the national connectivity, which is one of the three strategic pillars in the Master Plan for Acceleration and Expansion of Indonesia's Economic Development ("MP3EI") 2011-2025. The construction of fiber optics backbone networks in the economic corridors in eastern part of Indonesia will be integrated with the existing infrastructure in central and western Indonesia and followed by the construction of broadband connections to households (homepass). In the MP3EI scenario until 2015, the Government of Indonesia has set a target of deploying a national broadband network covering approximately 30% of households in Indonesia. Thus, our commitment to invest in the development of broadband networks holds an important part towards the successful implementation of MP3EI.

The theme of our 2012 Annual Report, "Bringing Indonesia to the Digital Society", is a suitable expression for Telkom's initiatives in investing in broadband networks and convergence or triple-play (voice-data-video) services capability. Eventually, investments in broadband infrastructure will serve to provide better access to people throughout Indonesia in improving their competitive advantages through adoption of science and technology advancement. Through our capital expenditures in broadband infrastructure we are expected to create a "platform of innovation" to drive higher and faster growth of Indonesia's economy.

Board Assessment on the Performance of Directors

The Board of Directors’ strategic programs in 2012 are focused on three broad areas, namely (i) enhancing our cellular business as the primary contributor to business growth, (ii) construction of backbone infrastructure and broadband networks as a foundation for growth, and (iii) development of new wave businesses as potential sources of new income streams.

The Board of Directors, with the support of the entire management and staff at Telkom and the Telkom Group, has shown an exemplary performance. Compared to prior year results, our operating revenues and bottom line have improved considerably, surpassing industry average as well as our initial targets. This achievement is driven by the successful implementation of our strategy in focusing on the cellular business of our subsidiary. The increasing amounts of our capital expenditures over the last few years indicate our consistency to invest in telecommunication infrastructures as a basis for growth of our business. The execution of the Corporate Strategic Scenario, our blueprint for business growth, went according to plan.

Encouraging achievement and progress are also evident in our operational performance. By the end of 2012, preparations for the construction of a fiber optics backbone network in eastern Indonesia, the Sulawesi-Maluku-Papua Cable System project, have been completed, for immediate execution in 2014. This will complement the existing backbone networks in central and western Indonesia. Development of broadband connections to end-user was accelerated through the deployment of fixed broadband access to households (Fixed to the Home/"FTTH") and WiFi connections. Users of our data and Internet services, comprising fixed as well as mobile broadband, were increased significantly  by 82.8% compared to previous year.

Committees under the Board of Commissioners

The Board of Commissioners has performed its duties in overseeing the Board of Directors in managing the Company throughout 2012. In addition to Commissioner’s internal meetings, our oversight function is also carried out through Board committees in their respective areas of responsibility. The Audit Committee has worked intensively in 2012, among other covers reviewing the independency of the newly appointed external auditors as well as the adequacy of their financial audit work plans, and also reviewing the implementation of our whistleblowing system. The Nomination and Remuneration Committee, inter alia, has proposed candidates for a number of strategic positions at Telkom, and Directors and Commissioners for Telkomsel, and in devising a remuneration formula that can better motivate our Directors in improving Telkom's profitability. Meanwhile, the Planning and Risk Evaluation and Monitoring Committee during 2012 has reviewed and monitored the updating of the Corporate Strategic Scenario as our long-term plans, the progress of our capital expenditure deployment and actions by the Board of Directors that need the approval of the Board of Commissioners.

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Corporate Governance

Implementation of the oversight function of the Board of Commissioners is part of ongoing efforts in improving the quality of Good Corporate Governance ("GCG") practices at Telkom. As a public company whose shares are also listed at the New York Stock Exchange, Telkom has long been exposed to high standards of GCG systems and mechanism, such as those related to transparency, mandatory disclosures or accuracy of information. We believe that world-class best practice standards of GCG will prove to be an effective asset for Telkom to manage changes in the business cycle and business ecosystem, as well as in mitigating the impact of risks in our business. This is particularly important in an industry and business environment that is highly affected by market dynamics, product and services lifecycle, changing regulations and also tighter competition.

The Outlook on Our Business

Compared to conditions a few years ago, current competition among telecommunication operators is healthier, although industry players and telecommunication regulators in Indonesia should anticipate and remain alert for the reoccurrence of a price war. Meanwhile, the immediate challenge for Telkom and telecommunication operators in general is to explore new business models that can accommodate the increasing prevalence of services in social media today. Commonly seen as complementary services to the products and service provided by telecommunication operators, social media services may actually become a threat to the revenue streams of telecommunication operators who have invested in telecommunications network infrastructure.

Our development of new wave businesses in the media industry represents an initiative to anticipate of the above challenge. Concurrently, Telkom will consistently invests in the development of broadband infrastructure in Indonesia, both as our mission for the nation and as our growth strategy for going forward. Telkom will also push forward with the monetization of completed broadband infrastructure, mainly through the deployment of WiFi access in the Indonesia WiFi program. Also noteworthy is the initiative of the Board of Directors to mold Telkom into a 'learning organization' through the establishment of a Corporate University in developing the capabilities of our human capital as the primary capital for our sustainable existence into the future.

Telkom's current Board of Directors is comprised entirely of internal leadership talents. It is selected from the Company's best and brightest talents that have been groomed from tiered expertise accumulation processes through a series of work rotation, job mutation and internal selection. With all that potentials, the Board of Commissioners is confidence in the ability of the Board of Directors to achieve the set targets for 2013 and continue to lead Telkom into sustainable growth.

Changes in the Board

I would like to take this opportunity to express gratitude to my former colleagues in the Board of Commissioners, Mahmuddin Yasin, Bobby AA Nazief and Rudiantara, for their fine work and contribution during their tenure with the Board. In their place, I would like to welcome Parikesit Suprapto and Hadiyanto as Commissioner, and Virano Nasution as Independent Commissioner, who have joined the Board of Commissioners of Telkom.

Appreciation to All Our Stakeholders

On behalf of the Board of Commissioners, I want to sincerely thank the Directors and all staff at Telkom for their dedication to the successful transformation of Telkom into a company that continue to generate higher value for shareholders. The Board of Commissioners would also like to appreciate the shareholders and all our other stakeholders for their continuing trust and support to Telkom.

Jusman Syafii Djamal

President Commissioner

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REPORT FROM THE PRESIDENT DIRECTOR

Dear Esteemed Shareholders,

We are pleased to report that Telkom has achieved much progress on its strategic transformation into a dominant provider of Telecommunications, Information, Media, Edutainment and Services ("TIMES") in Indonesia and a leading presence in the region. We are further encouraged that the transformation has begun to demonstrate the expected results as evidenced from our financial and operational achievements throughout 2012.

Financial Performance

Telkom ended year 2012 by posting a most satisfactory financial performance growth, in revenues as well as in profitability, which were surpassed the industry average. Compared to prior year results, consolidated revenues grew by 8.3% to Rp77.1 trillion in 2012, derived mainly from a growth of 7.5% in revenues from our cellular business, which contributed 39.8% to our total consolidated revenues. EBITDA increased by 9.1% to Rp40.2 trillion, providing an EBITDA margin of 52.1%.

In terms of profitability, Telkom recorded an increase of 17.2% in net income, from Rp11.0 trillion in 2011 to Rp12.9 trillion in 2012. This amount represents Return on Assets ("ROA") and Return on Equity ("ROE") of 11.5% and 24.9%, respectively, compared to 10.6% and 24.9%, respectively, in 2011. Net income per share in 2012 amounted to Rp669, an increase of 19.6% over the previous year figure.

Related to our financials, we would also like to report the completion of our share buy-back program phase IV in 2012, involving 520,355,960 shares worth of Rp3.8 trillion, representing 76% of program target. Through the share buy-back program, we aim to increase shareholders' value and utilize the Company's current positive cash flows for future capital funding needs. Meanwhile, Telkom's capital expenditure deployment during 2012 amounted to Rp17.3 trillion, with approximately 50% of which is used for expansion of radio access network in support of our cellular business.

Telkom's strong fundamentals with excellent performance ultimately reflected on the performance of our stocks in 2012 with market capitalization at the Indonesia Stock Exchange grew by 28% and our stocks closed at Rp9,050 per share, compared to Rp7,050 a year earlier.

Overall, our excellent financial achievements in 2012 also exceeded the initial targets as set out in our Work Plan and Budget for 2012.

2012 Growth Strategy

The excellent achievements described above are the result of Telkom's strategy to carried out a fundamental business transformation, as our response to the dynamic changes that have occurred and continueto occur in this globalization era. Currently, the telecommunication industry has shifted into broadband (data and Internet) services, for both mobile and fixed broadband services, with mobile broadband such as 3G and WiFi access experienced highest growth. At the markets side, we observed the emergence of convergence (multi-play and multi-screen) services in the consumer segment and enterprise mobility services in the business or corporate segment.

Our growth strategy is broadly based on the principle of 'first thing first' and focused on future anticipated growth areas. In 2012, this strategy is implemented by allocating our resources primarily for investments in human capital, in increasing our cellular business and in expanding our broadband penetration in Indonesia.

Center of Excellence
Investing in human capital is an essential requisite, as Telkom's business transformation requires transformation of our corporate culture and work ethics. Telkom should be able to mobilize its human capital in order to prepare for, embrace and drive of changes. Meeting the challenge of changes should become embedded in the mindset and behavior of each our employees. One of our strategic initiatives in this area involves the establishment of Telkom Corporate University ("Telkom CorpU") in 2012.

The establishment of Telkom CorpU represents a means towards realization of Telkom as Center of Excellence, as stated in our Corporate Strategic Scenario. There are three primary functions of Telkom CorpU: firstly, as a center of chiefship in creating world-class great leaders; secondly, as a center of competence in creating great people; and thirdly, as a center of certification in creating a human capital pool with global standards. Thus, Telkom CorpU becomes a strategic channel to improve our comparative advantage as a Competence Centric Company.

This program represents Company’s long term investment and is expected to create excellent business leaders as well as competent and professional human capital with international-standard certifications. In 2012, our initiatives cover the Global Talent Development Program, in which 109 employees are sent to participate in a variety of job assignments with a number of telecommunication companies in Australia, Singapore, Hong Kong and Timor Leste. These personnel are expected to experience exposure to current best practice and latest future-oriented technologies, in addition to building network and partnership in each of the company they are assigned to, related to the potential value chain of Telkom’s overseas businesses.

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In 2012, we have sent 473 employees to participate in various international-standard professional certification programs. As part of Telkom CorpU and being a center of excellence, we have also established the Telkom Professional Certification Centre ("TPCC"), which intended for global recognition as a national and international certifications institution. Going forward, we will strive to equip each of our competences, work processes and operations with their own standard certification. A fine example of this is the Customer Center of Excellence certification issued by SAP that was received for the first time by Telkom in 2012.

Winning Telkomsel

Telkomsel, one of our subsidiaries, is still the main contributor to our business. In line with the 'first thing first' principle, Telkom has established the Team Operation Support (“TOS”) Telkomsel that focuses on aligning and fine-tuning the work programs at Telkom so as to provide the best support to our cellular business provided by Telkomsel. In 2012, these efforts cover the improvement of Telkom's networks quality in Jakarta, Central Java and Bali to increase Telkomsel's market share in those regions, and also the development of broadband network in 100 cities in Indonesia aimed for grow in volume of Telkomsel's data communications business.

These efforts have generated encouraging results, as evidenced in the improvement of Telkomsel's financial performance until year-end 2012 as mentioned above. In 2012, Telkomsel's revenue, EBITDA and net income grew significantly by double digit of 11.9%, 10.9 and 22.5%, respectively, in contrast with previous two years which only posted single-digit growth. In terms of operational achievements, Telkomsel's cellular customer base recorded an increase of 16.9% to approximately 125.1 million customers at year-end 2012, which represents market share of approximately 45.3%. Telkomsel's data communications services, delivered through its wireless broadband service (Flash) and Blackberry service, also recorded strong growth of approximately 99.5% and 82.8%, respectively.

Indonesia Digital Network

Meanwhile, the development and expansion of our broadband networks represent our focus on future industries growth. The strengthening of broadband-based infrastructure is to support innovations in products and services toward the Information, Media, Edutainment and Services (“IMES”) businesses, which will provide the Company with new sources of income. Beyond that, we also engage in the development of broadband networks as a direct contribution to the progress of the national economy and the quality of the people of Indonesia, by supporting the objectives of the Master Plan for Acceleration and Expansion of Indonesia's Economic Development ("MP3EI") 2011 - 2025 programs initiated by the Government of Indonesia. Towards this end, Telkom in 2012 launched an initiative for the development of Indonesia Digital Network ("IDN"), whose components comprised of Indonesia Digital Access (“id-Access”), Indonesia Digital Ring (“id-Ring”) and Indonesia Digital Convergence (“id-Con”).

The development of broadband networks is part of initiatives in strengthening the national connectivity, which is one of the three core pillars in MP3EI. The objective of MP3EI is to develop a national broadband network that covers 30% of Indonesia's households, or approximately 20 million end customers by 2015. Through id-Access, Telkom will support the target through the deployment of high-speed broadband access via fiber optics networks that can provide 15 million broadband connections to households (homepass), as well as the provision of a million WiFi access points that can serve up to 10 million end-users. Up until the end of 2012, we have been successful in deploying 4.7 million homepass connections in support of our new product, Speedy Instant. As part of the development of id-Access, we also went ahead with our fixed wireline modernization program by replacing the copper cable connections to households with fiber optics cable using the Trade-In Trade-Off (“TITO”) scheme.

The second component of IDN, namely id-Ring, is previously known as the Telkom Nusantara Super Highway program, and represents Telkom's contribution to the Government's Palapa Ring initiative to connect all the regions in the Nusantara archipelago through a fiber optics backbone network of submarine and ground cables. The Palapa Ring project will integrate the existing networks with a  network to be built in eastern Indonesia, namely the Submarine Cable System ("SCS") Sulawesi-Maluku-Papua connecting Kendari, Ambon, Ternate, Jayapura and Merauke. Currently, Telkom already operates fiber optics backbone networks connecting points from Banda Aceh to Kupang. This includes the Mataram-Kupang segment that built in 2012. Through the id-Ring initiative, Telkom is committed to develop fiber optics-based as well as IP (Internet Protocol)-based backbone networks, involving the deployment of 30 terra router nodes and approximately 75,000 kilometers of fiber optics cable. A consortium of telecommunication operators, including Telkom with a 40% investment portion, will undertake the construction of the Sulawesi-Maluku-Papua SCS. The tender process for the project was completed near the end of 2012, and actual construction is expected to begin in 2013.

Overall, Telkom allocated approximately Rp1,864 billion for capital expenditure spent in 2012 for the development of backbone and broadband networks. Organization-wise, Telkom is now better able to focus on the various broadband business segments through the establishment of the Broadband Division, the Wireless Broadband Division, and a new subsidiary, PT Telkom Access. The improvement in the capacity and quality of our broadband networks has resulted in an increase in subscribers number of our data and Internet product, Speedy, to 2.3 million subscribers. In 2012, Speedy contributed Rp4.2 trillion in revenues.

Meanwhile, the id-Con initiative represents our effort to build a convergence platform for broadband-based multi-services and multi-screen products and services in Telkom's IMES business portfolio. These businesses, known as our new wave business, represent our future growth areas and we devoted considerable attention on this development in 2012.

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The Digital Society

With the id-Con, Telkom is building an ecosystem of IP-based technology convergence services that will run over a broadband infrastructure, catering to the needs of both consumer as well as business customers. In the consumer segment for individual as well as household consumption, Tekom will focus on the media and edutainment businesses. At present, Telkom already possesses a range of mobile broadband services, and will continue to enhance such services with attractive contents such as music, video and other types of contents. Our IPTV product, the Groovia TV, recorded a satisfactory growth with with the addition of some 33,600  new subscribers in 2012. We will develop this service further on the UseeTV platform, aiming to deliver pay-TV services at home or at any place else, accessible through customers' mobile devices.

For our business customers, Telkom will continue to deliver on-demand IT solutions through our cloud computing services. In 2012, Telkom has strengthened its Telkom Cloud capabilities with the acquisition of a new data center at Sentul, while also developing our call center services as well as new product offerings such as e-Health, e-Education and e-Tourism. In this segment, we also have machine-to-machine service platform, which Telkom already provides a payment service under the brand Delima. In 2012, we initiated partnerships with a number of banks to capitalize on the high penetration of cellular services in Indonesia, in order to promote financial inclusion in serving whole segments of the society that are as yet outside the reach of the banking industry.

Through id-Con, along with id-Access and id-Ring as the other elements of IDN, Telkom is focusing on developing new wave businesses in the IMES portfolio. This is our answer in response to the increasingly visible global trends toward a converging ecosystem of Device-Network- Application ("DNA") technologies. The phrase "Bringing Indonesia to the Digital Society" is thus a fitting theme for Telkom's 2102 Annual Report.

Corporate Governance

Telkom adheres at all times to high standards of Good Corporate Governance ("GCG") practices, and particularly in aspects of financial reporting, in order to improve our transparency as well as to facilitate impartial assessment of company value by investors and analysts. An important development in this area is the preparation and presentation of our financial statements on the basis of International Financial Reporting Standards ("IFRS"). We have applied these standards for the first time in our 2011 financial statements and, in 2012, we have continued with the next step, i.e. the 'sustain' phase. In this phase, we developed and put into operations the necessary support systems for IFRS implementation, established the required transition process from the 'sustain' phase to 'business as usual' phase, as well as identified and reviewed new IFRS standards as they continue to evolve. At the same time, Telkom is also active in supporting the implementation of IFRS by our subsidiaries in the Telkom Group.

Our continuing firm commitment to the practice of GCG was recognized by a variety of external parties. In 2012, Telkom received for the fourth consecutive year an award as 2012 Most Trusted Company in the Corporate Governance Perception Index survey by the Indonesian Institute for Corporate Governance ("IICG"). We were also recognized as Best Corporate Overall in a survey conducted by the Indonesian Institute for Corporate Directorship (“IICD”) of GCG practices among 100 publicly-listed companies with the largest market capitalization at the Indonesia Stock Exchange.

Corporate Social Responsibility

Telkom realizes that its continuing existence as a business entity also depends on how well we can be of benefit to communities and the environment, in what is more commonly known as Corporate Social Responsibility ("CSR") engagement. For the most part, Telkom delivers its CSR commitments through the Partnership Program, involving the disbursement of revolving loans as well as other activities in support of the Small and Medium-scale Enterprise ("SME") sector, and the Community Development program to help promote better welfare of communities through a variety of activities in the areas of education, healthcare, public facilities, and environment preservation. In 2012, total funding allocated to the Partnership Program and the Community Development Program ("PKBL") amounted to Rp404.9 billion. In addition, Telkom also provides humanitarian assistance to victims of natural disasters through its Telkom Peduli (literally, Telkom Care) program, as well as through its participation in the BUMN Peduli program organized by the State Ministry of State-Owned Enterprises.

Changes in the Board of Directors

The Annual General Meeting of Shareholders ("AGMS") of Telkom held on 11 May 2012 has appointed new Board members to replace those whose term of office have ended in 2012. I have the honor of continuing to serve in the Board replacing Rinaldi Firmansyah as President Director, while Indra Utoyo was to serve a second term in his current position. The AGMS has appointed Honesti Basyir, Muhamad Awaluddin, Ririek Adriansyah, Priyantono Rudito, Rizkan Chandra, and Sukardi Silalahi to fill the other Director posts in the Board, whose membership thus remained unchanged with eight Directors.

On behalf of the entire management and staff at Telkom, I would like to take this opportunity to thank the former Directors in the Board, namely Rinaldi Firmansyah, Sudiro Asno, Faisal Syam, Ermady Dahlan, I Nyoman G. Wiryanata and Prasetiyo. They all have worked hard in building a solid foundation for Telkom's transformation, as our strategy to sustain growth into the future.

Our Challenges

While we succeeded in achieving satisfactory financial performance, the year 2012 also brought a number of challenges for us. Among those challenges are the threat of convergence service by global technology companies as content provider, entering the telecommunications business - which is Telkom's core business - through the provision of complementary telecommunications services for customers for free, and also the proliferation of over-the-top ("OTT") services from smartphone devices that increasingly provide other communications facilities in addition to voice and message texting ("SMS"),

Prospects in 2013

Telkom is highly optimistic over its business prospects. In 2013, we will continue to focus on supporting Telkomsel as our current growth engine with good prospects ahead, mainly through the expansion of Telkom's broadband infrastructure with a target of deploying 10 million homepass, 5 million Speedy, and one million WiFi connections. At the same time, we will continue to build our capabilities in the IMES portfolio, and especially in the Media business for the consumer segment as our intended future growth driver. Telkom is also looking to expand its international presence further into certain regions with suitable growth opportunities for our businesses such as in Macau, Taiwan and Myanmar. In addition, we are considering the prospect of delivering increased value to shareholders by unlocking the value of a number of our business units such as our telecomm tower and our international businesses.

Words of Appreciation

In closing, allow me on behalf of the Board of Directors to extend our highest appreciation to the entire staff at Telkom, as it is your dedicated hard work that has enabled such impressive achievements and performance for Telkom in 2012. I would also like to thank the Board of Commissioners for their guidance and direction. To our shareholders, business partners, loyal customers and all other stakeholders, thank you for your continuing trust and support for Telkom.

Jayalah Indonesia

Jayalah Telkom Indonesia

Arief Yahya

President Director / CEO

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BUSINESS OVERVIEW

TELECOMMUNICATION INDUSTRY IN INDONESIA

We believe that Indonesia’s large population and strong economic growth provide a sustainable platform for robust growth of Indonesia's telecommunications market. In addition, Indonesia's telecommunications industry has grown substantially as consumers become increasingly sophisticated in terms of the products they demand. However, there are significant challenges posed by the limited telecommunications infrastructure in remote parts of Indonesia.

Ever since the Government deregulated Indonesia's telecommunication industry, Indonesia has witnessed an influx of new domestic and international entrants who view Indonesia as a strategic target market. This has intensified competition, especially in the cellular and fixed wireless markets. Furthermore, the Government, through the MoCI, endeavors to sustain the healthy growth of Indonesia's telecommunications industry to ensure that this ultimately benefits Indonesia's overall national economic development.

Business opportunities in the domestic telecommunications industry are expected to increase as the cellular business continues to innovate and provide ever easier and affordable mobile access. We believe that our projections and current trends generally indicate strong growth in the demand for data services and a shift from traditional telecommunication towards HSPA+ and LTE technologies.

By international standards, fixed line and internet penetration in Indonesia is low. However, we believe there are a number of trends that continue to support growth in the domestic telecommunications industry. These include:

1.       Sustained economic growth, which is expected to drive an increase in demand for telecommunications and data services.

2.       The migration to wireless telephone networks. We believe that wireless will become increasingly popular on the back of the ever-broader scope of services offered, as well as the improving quality of wireless networks, increasingly affordable and feature rich cellular handsets and smartphones and the expansion of prepaid service features facilitating mobile data access.

3.       The growth in the number of telecommunications operators. We anticipate an increasingly competitive and open telecommunications sector in Indonesia as a result of the regulatory reform that eliminated the previous monopoly and duopoly systems.

CORPORATE STRATEGY

In 2012, we continued to adapt to the dynamics of the industry by updating our corporate strategic initiatives with a focus on implementing the TIMES business framework and strengthening our internal consolidation. We believe that these strategic initiatives support the comprehensive transformation of our organization, business portfolio, infrastructure, systems, and corporate culture that we believe is necessary to realize our vision of becoming a leading TIMES company in the region.

Besides providing a new growth stream, we believe that our IMES  business also help to promote the sustainable growth of our traditional telecommunications business.

Moreover, we seek to promote synergies among our telecommunications services and have taken inorganic growth opportunities by expanding into overseas markets such as Singapore (international carrier services), Malaysia (a contact center), Hong Kong (mobile virtual network operator) and Timor Leste (cellular).

Our strategies to achieve our objectives in 2012 consisted of the following:

a.       Achieve sustainable competitive growth

b.       Transform and empower:

-          Transform the legacy business and culture

-          Empower business units to drive growth

c.        Unlock portfolio value:

-          Strengthen our core businesses

-          Invest in New Economy Business and, international and strategic opportunities

We plan to achieve these three broad strategies through the following 10 strategic initiatives:

1.       Center of Excellence

In order to improve our business performance and implement a new corporate culture we have established the “Telkom Corporate University”, which aims to educate our employees in order to meet international standards in the TIMES industry.

2.       Aligning our business structure and portfolio management

To optimize the management of our TIMES business portfolio, we have established guidelines in order to better manage the business interaction between us as parent company and our business units and subsidiaries.

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3.       Facilitating broadband implementation through service convergence

This strategic initiative aims to establish broadband as a middleware in the digital economy era by functioning as a complement for all industry segments, ultimately leading to the positioning of broadband as the fourth utility after water, electricity and fuel oil.

4.       Management of wireless portfolio

A strategic initiative to optimize the value of our  wireless portfolio as the preferred provider of mobile lifestyle services in the region.

5.       Integrating our Group’s Ecosystem Solutions

This strategic initiative aims at providing solutions to meet the needs of customers as an ecosystem, with the objective of creating a lock-in system and customer experience management by optimizing internal and external resources with the support of an integrated customer relationship management system.

6.       Investing in information technology services

Investing in information technology ("IT") services is a strategic initiative to enter the IT industry and enhance our ability to provide solutions and improve the performance of other industry segments. This strategic initiative also aims at reducing the capability gap as a provider of information and communication technology solutions to the consumer, enterprise and SME customers.

7.       Investing in media and edutainment business

As part of the convergence of TIMES businesses, we have a strategic initiative to invest in media and edutainment business, and assume the role of a content aggregator and delivery point.

8.       Investing in the wholesale business and strategic international business opportunities

This strategic initiative aims at maximizing our value as the preferred provider of world-class wholesale telecommunication services. This strategy also helps in consolidating our position in the international markets as well as in overseas business expansion with due consideration to investment attractiveness and risks.

9.       Maximizing asset value in inter-related businesses

This initiative is directed towards optimizing the non-productive assets within our Group through cooperation with third parties.

10.    Integrating our NGN and OBCE initiatives to achieve costs improvements

This strategic initiative represents the transformation of our infrastructure in order to improve efficiency and capability. This initiative is also intended to support the Master Plan for the Acceleration and Expansion of Indonesia's Economic Development as well as to benefit from new business opportunities to deliver multi-play and multi-screen services to customers. It also reflects the transformation of IT into an enabler for implementation of Consolidated Data, Consolidated Billing and Integrated CRM in our Group.

Inorganic growth is part of our  broad strategy of achieving “sustainable competitive growth”. Our  inorganic growth strategy comprises  a number of factors, including:

-          The need to maintain overall growth to compensate the stagnation/decline of our legacy business.

-          The need to mitigate risks (e.g. capital and competency risks) as well as to secure rapid synergy formation and value creation.

-          Acquisition and alliances of New Economy Business for new revenue generator.

-          International business expansion to increase scale and benefits, and to monetize our domestic and international assets.

In 2012, we  focused on new economy acquisitions and alliances that offer high revenue growth rates and increased valuation involving our IMES portfolio. Our IMES portfolio also serves as a revenue driver for our telecommunication business portfolio (the “T” in “TIMES”). We  undertook a selective process in connection with acquisitions and alliances after considering the following factors:

-          The creation of optimum synergic value with our existing businesses;

-          The potential to increase our  revenues, EBITDA margin and valuation; and

-          Income contribution of the prospective entity.

We engaged in a number of corporate actions throughout 2012 with respect to inorganic business development, including:

-          Acquisition of a data center in Sentul to support our Telkom Cloud business;

-          Establishment of a company by TelkomMetra with Pelindo II to provide logistical IT solutions for seaports;

-          E-health initiatives in support of an integrated healthcare services;

-          Development of Mitratel; and

-          Organization transformation in support of the development of broadband services.

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BUSINESS OUTLOOK

The significant trends, or developments that have had in recent years, and may have in the future, a material impact on our results of operations, financial condition and capital expenditures, include: (i) an increase in cellular telephone revenues with increases in subscribers, minutes of use and declining ARPU, (ii) an increase in revenues from data, internet and information technology services revenues, and (iii) a decrease in fixed lines telephone revenues.

We believe favorable external factors, among others, will support our ability to continue to drive revenue growth from data, Internet and information technology services as well as from mobile phone services. Indonesia's economy recorded a relatively robust growth in recent years even with a sluggish global economy. With good economic fundamentals, Indonesia’s national economy is expected to continue to grow steadily over the next couple of years, with a corresponding increase in consumer purchasing power, which in turn is expected to result in higher demand for telecommunications services, for both basic telecommunications services as well as the more sophisticated value-added services that are part of the increasingly prevalent digital lifestyle in modern societies.

In the longer term, Indonesia’s economy is also expected to enjoy support from Government initiatives such as the Master Plan for the Acceleration and Expansion of Indonesia’s Economic Development, which was launched in 2011. One of the three pillars of such master plan is development of national connectivity, including development of the information and communication technology sector. This is in line with our IDN program and our strategic initiative on the development of our Nusantara Superhighway project (i.e. the Palapa ring project known as id-Ring), an optical-based network of six interconnected rings which links Indonesia’s main island groups, namely the Sumatra ring, the Java ring, the Kalimantan ring, the Sulawesi ring, the Bali and Nusa Tenggara ring and the Maluku and Papua ring. We expect that the development of this extensive telecommunication network connecting all the six major economic corridors will allow us to offer more value-added services, and to reach more customers in a much larger scale, as well as provide opportunities for our products and services in the IMES areas.

We believe the shift in consumer preferences towards a digital lifestyle will be a key factor that we expect will drive our business next year. We believe this will lead to continuing increase in broadband demand (including mobile broadband), compensating for the decline of our legacy business (both fixed wireline and cellular telephone revenue and SMS revenue). We expect the increase in demand for data communications and corporate internet to continue next year as we increase our capacity to cover more small and medium enterprises.

For further explanation of these significant developments, see “Management's Discussion and Analysis of the Company’s Performance” subtitle “Increase in Data, Internet and Information Technology Services Revenues”, “Increase in Cellular Telephone Revenues with Increase in Subscribers and Declining ARPU” and “Decrease in Fixed Telephone Revenues”.

BUSINESS PORTOFOLIO

We are a State-Owned Enterprise and currently the largest telecommunication service and network provider in Indonesia. We serve millions of customers throughout Indonesia with a complete range of telecommunications services that include fixed line and fixed wireless telephone connections, mobile cellular communications, network and interconnection services, as well as internet and data communication services. We  also provide services in information, media and edutainment, including cloud-based and server-based managed services, e-Payment and IT enabler services, Pay-TV, as well as e-Commerce and other portal services. We  posted revenues of Rp71,253 billion and Rp77,143 billion, respectively, for the years ended December 31, 2011 and 2012.

Fixed line telephone services include local, direct long-distance (“DLD”), and international call services, as well as other telecommunications and supporting services. Fixed wireless services include local and direct long-distance CDMA-based telephone connections, and cellular services comprise mobile cellular telecommunication services. In 2012, except for OLOs  who use our interconnection services and Telkomsel’s employee cooperative (“Kisel”), none of our customers accounted for more than 1.0% of our total revenues. Our telecommunications-related business may experience certain seasonal effects. Mobile cellular and fixed wireless communications tend to increase around the Ramadhan lunar month and the culmination of the Eid festivity, as well as during the December holiday season, while fixed line communications from homes and offices may decrease when there are fewer working days in the period or a greater number of subscribers are on vacation.

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A substantial majority of our revenue has and continues to come from telecommunications-related services, including data and internet services. As a company that provides Telecommunications, Information, Media, Edutainment and Service (“TIMES”), we continue to encourage innovations in sectors other than telecommunications, and capture synergies among all of our products, services and solutions ranging from our legacy business to the New Economy Business. Our business portfolio is grouped into the following lines of business:

A.      Telecommunications Business

Our telecommunications business portfolio includes (i) fixed wireline services, (ii) fixed wireless services, (iii) cellular services, (iv) internet and data communication services, (v) network services, (vi) interconnection services, and (vii) ancillary services.

1.       Fixed Wireline Services

Our fixed wireline services include plain old telephone services, value-added services, Intelligent Network services and session initiation protocol services. Intelligent Network services are IP-based network services that are connected to our exchange systems and telecommunications network. Session initiation protocol services are IP multimedia subsystem (“IMS”) services which combines wireless and fixed line technologies for voice and data communications.

We succeeded in improving the performance of our fixed wireline business line in 2012 by continuing a number of programs, such as “Telkom Poin Rejeki Tumpah”, a point reward program, and our fixed business improvement program.

As of December 31, 2012, we served 8.9 million subscribers that represented 100.0% of the total fixed wireline market penetration in Indonesia of 4.0%.

2.       Fixed Wireless Services

This service is managed by our Wireless Broadband Division under the trademarks “Telkom Flexi” or “Flexi” and uses limited-mobility CDMA technology.

We have periodically launched a range of fixed wireless telephone products and services that are supported by promotional campaigns. Competition in this segment has remained intense. This was in part caused by a change in the regulation relating to the calculation of right-of-use tariffs in December 2010, which significantly narrowed the gap between GSM mobile cellular and fixed wireless telephone tariffs. As a result, our fixed wireless subscriber base experienced a decline in 2011. However, in 2012, we succeeded in increasing our subscriber base again in part through the expansion of our EVDO services. See “Network Infrastructure – Fixed Line Network and Transmission – Fixed Wireless Network”.

We will seek to further improve our Flexi in the future and to maintain our market leadership position in the fixed wireless telephone business. We intend to achieve this objective through a variety of initiatives that include realizing better synergies with our other lines of products and services with Wireless Broadband Division as manager of our fixed wireless telephone business, and the launch of WiFi products as a complement to Flexi’s telephone business.

3.       Cellular Services

We provide mobile communications services using GSM technology and 3.5G frequency through our  subsidiary, Telkomsel. Cellular voice services (which excludes mobile data services), remained the largest contributor to our consolidated revenues in 2012.

We have two types of mobile products and services:  postpaid services represented by “kartuHalo”  and prepaid services represented by “simPATI”  and “Kartu As”.

-          kartuHalo is still the most widely used postpaid mobile communication service since its introduction in 1995. At the end of 2012 the number of kartuHalo subscribers reached 2.1  million, accounting for approximately 53.4% of the total number of postpaid cellular subscribers in Indonesia;

-          simPATI is a prepaid service  that can be purchased at any cellular shop in the form of starter packs and top up vouchers with advanced and complete features offering affordable rate at off-peak prices; and

-          Kartu As is Telkomsel’s most recent prepaid service innovation that bills customers based on seconds of talk time. Kartu As targets the young customer segment.

In 2012, we  executed a number of marketing programs for  cellular services to promote sales and enhancing the awareness for Telkomsel’s brands. We believe Telkomsel’s promotional programs have succeeded strengthening our mobile cellular business in Indonesia. Our mobile cellular base  increased from 107.0 million subscribers at the end of 2011  to 125.1 million by the end of 2012, a growth of 16.9% or 18.1 million subscribers.

4.       Internet and Data Communication Services

We provide a range of products and services in data communication and internet  services as described below:

-          Broadband internet. The commercial name for our non-cellular based broadband internet service is “Speedy”;

-          Cellular data communication Telkomsel provides internet and mobile data communications services through its mobile cellular network, with the commercial name “Flash”;

-          SMS services for mobile and fixed wireless telephone subscribers;

-          “TelkomNet instan”  is dial-up internet access  services;

-          WiFi/hotspot  is a wireless access solution for intranet  and mobile internet data services in a particular area by utilizing our  and other ISP’s payment facilities, or in bulk using Customer Premises Equipment-based WiFi technology. In 2012, we  launched “Indonesia WiFi”  to meet the need for WiFi based Internet  service at public

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places such as airports, shopping malls, hospitals, universities/schools, cafes, and other public places,  with a target of up to 1 million access points by the end of 2013. Indonesia WiFi service was launched with a minimum speed of 10 Mbps speed to accommodate roaming, offloading, retail and others;

-          “FlexiNet”  is our internet access service that uses the Telkom Flexi fixed wireless network. In 2011, we  introduced our “Flexi Hotspot”  service to customers who wish to enjoy high speed internet access through a wireless internet connection that is supported by our Telkom  Hotspot infrastructure. These services can be easily accessed from any device that has WiFi capability  by the FlexiNet Unlimited or Flexi Mobile Broadband username and the password in each hotspot;

-          VPN  is a private network that uses media such as the internet for secure connection to remote sites;

-          “ASTINet”  provides internet access through a default internet gateway and our public IP address for fixed or dedicated lines for 24 hours a day;

-          VoIP. We provide affordable international call services through our premium VoIP service package “Telkom Global-01017” as well as “Telkom Save” for regular international calls. Both services can be accessed by dialing a special prefix for international calls. To provide these services, we cooperate with eight international wholesale carriers that let us access their global networks. We have cooperation agreements with four of those carriers for outgoing calls, one carrier for incoming calls, and three carriers for both outgoing and incoming calls. During 2012, we recorded 3.6 million minutes of outgoing calls (using Telkom Global-01017 and Telkom Save services) and VoIP incoming calls (from our global partners). These figures indicate an increase of 580,000 minutes, or 19.3% in VoIP calls compared to 2011;

-          ISDN PRA is a digital network to facilitate multimedia telecommunications services, using wider bandwidth as well as inter-terminal digital systems to accommodate high-speed, high-quality and high-capacity voice, data and video communications through a single channel. We also provide ISDN-based internet access;

-          DINAccess  is a wireless communications service with dedicated access to provide LAN interconnection services and multimedia services at a speed adjustable to customer needs;

-          Global Datacom is a data communications service that lets corporate customers connect their headquarters with branch offices or clients across the globe. We work with global partners through Telin, our subsidiary, in providing these services;

-          Metro Link is a Metro-network-based connectivity services that accommodates point-to-point, point-to-multipoint and multipoint-to-multipoint communications;

-          Metro I-net is a high capacity data network solution based on IP (Internet Protocol) or ethernet that provides flexibility, ease of use and effectiveness as well as quality assurance for corporate and SME customers;

-          Port Wholesale port provides wholesale rental of port remote access servers to internet service providers and content service providers and corporate customers for subsequent sale to their customers; and

-          Value-added service Datacom provides additional facilities that offer added value to data communications customers.

5.       Network Services

We directly manage the provision of network services to customers comprising of our  business partners, commercial businesses and OLOs. Our  network services include satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, as well as satellite-based and terrestrial-based leased lines. Our  network services customers may enter into short-term deals for several minutes of broadcasting to  longer-term agreements for one to five year periods.

6.       Interconnection Services

We also earn revenue from other telecommunications operators that utilize our extensive network infrastructure in Indonesia, both for calls that end at or transit via our network. Similarly, we  also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our  customers.

7.       Ancillary Services

We have exclusive agreements with some investors under revenue sharing arrangements  to expand fixed line phone services, public card phones, data and internet networks, and ancillary facilities related to telecommunications.

For more details about the scheme of additional services, please see Note 39 in the Consolidated Financial Statements.

We also operate  other supporting and ancilliary businesses, which include the lease and/or supply of BTSs to other cellular operators and the provision of various support facilities. We manage our telecommunications tower business through our subsidiary, Mitratel.

B.      New Economy Business (“NEB”) and Strategic Business Opportunities Portfolio

NEB and Strategic Business Opportunities are a part of our  IME portfolio. We have designated our subsidiary, TelkomMetra, as a sub-holding company that focusses  on our  IME business development.

Our NEB and Strategic Business Opportunities portfolio includes:

1.       IT Outsourcing or Managed Application which provides cloud-based and server-based management services and IT consulting services.

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2.       e-Payment/Payment services, including  the following:

-          Billing payment is a service that allows customers to make payments to service or goods providers such as PT PLN (Persero), Telkom, PDAM, PT KAI, and others through collecting agents that include banks, cooperatives, BPR, convenience stores, and others;

-          Remittance  is money transfer service where neither the money sender nor the recipient need a bank account to complete a transfer, as transfers can be accomplished using only  a mobile device;

-          e-money  provides services to customers who wish to manage  money electronically through certain media (mobile, prepaid card, or a virtual account that can be accessed via the Internet) for use in electronic transactions; and

-          e-Vouchers  or Telkom Voucher is a voucher issued by us that can be used to purchase or recharge any of our services,  such as for Kartu As, simPATI, Flexi Trendy, prepaid TelkomVision services and Speedy Hotspot.

3.       IT enabler services include business process outsourcing and knowledge process outsourcing, which consist of:

-          Network centric value added services, which include IT-based value-added services for data and phone, security services, and server and storage services for connectivity customers; and

-          Integration services, which include integration services for network and hardware associated with CPE,  integration services for applications and software, and integration services for computer hardware.

Our Media and Edutainment business portfolio includes the following:

1.       Pay TV is a pay TV service (package or a la carte) available via satellite,  cable or IPTV with premium content such as news, sports, entertainment and others. These  services are managed by our subsidiary, PT Indonusa Telemedia, under the “TelkomVision” brand. Our IPTV commercial service was rolled out in August 2011 with the trademark “Groovia TV” and is currently available in all regions included in our broadcasting license, which are Jabodetabek, Bali, Bandung, Semarang and Surabaya. We had 1.2 million Pay TV subscribers as of December 31, 2012.

2.       UseeTV  is an over  the top  television service that can be accessed through the Internet.

3.       Advertising  is a commercial service for products or services of any third party that are presented in digital or print media for promotional purposes, such as newspapers, brochures and billboards.

4.       Service Portal facilitates content aggregation and distribution and e-Commerce.  In addition to sales and payments related to our products and services conducted through our e-Commerce portal, our portal e-store and on-device portal services also accommodate the sale and distribution of content or applications such as games, applications, news, sports news, educational content, music, ring back tones, SMS content and others, which can be downloaded directly by customer mobile device or internet users. Content or applications can be obtained either at a certain price or free of charge.

SALES, MARKETING AND DISTRIBUTION

We operate a number of distribution channels for our primary products and services, including our fixed wireless services, but not including cellular services which  are handled directly by our subsidiary, Telkomsel.

The following are the primary distribution channels for our products and services:

1.       Plasa Telkom outlets function as walk-in customer service points, where customers have access to the full range of our products and services;

2.       Call centers handle enquiries regarding our products, services and customer transactions. Our call centers currently do not handle payments. Our call centers also operate our customer care and telemarketing programs;

3.       Partnership Stores are extensions of our distribution channels, in cooperation with a variety of third-party marketing outlets such as computer or electronic stores, banks, and others;

4.       Feet on Street are sales agents that conduct direct marketing of our products, particularly for our Speedy  products, through door-to-door sales, open table discussions, exhibitions, product demonstrations, and other similar activities;

5.       Authorized dealers and retail outlets are sales and distribution outlets for a variety of telecommunication products such as telephone cards and subscriptions for Telkom Flexi, starter packs and top-up vouchers. These dealers are non-exclusive, and they receive a discount on all of the products they receive;

6.       Account Management Teams who manage relationships with our individual and corporate customers;

7.       Telkom Solution Houses are places where an enterprise customer can obtain information on a variety of TIMES solutions, products and services, and the latest technology. At these Telkom Solution Houses, we provide free live demonstrations (such as Speedy, Hotspot, PDN, IP-Phone), live demonstrations for commercial products  (such as video conference), enterprise consultation and ecosystem business solutions for customized TIMES for corporations, and simulated demonstrations (such as e-Payment & VPN over GSM and Flexi);

8.       SME Centers  function as a communication center supported with advanced office facilities, a community center where our customers can interact, and a commerce center especially for e-Commerce solutions; and

9.       Our  website which provides  customers information on the entire range of our products and services, multimedia as well as telephony, through the official company website at www.telkom.co.id.

Marketing Strategy

We operate a wide range of marketing schemes to enhance our brand visibility including placing advertisements on print and electronic mass media, conducting direct marketing with customers, operating distribution personnel and special promotional campaigns.

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The distribution and marketing of our cellular products is undertaken by Telkomsel, our subsidiary,  using the following distribution channels:

-          “GraPARI” customer service centers, which provide customers with access to Telkomsel’s full range of products and services;

-          GraPARI service outlet managed by third parties (formerly known as GeraiHalo);

-          Authorized dealers that mainly focus on sales of prepaid SIM cards and top-up vouchers;

-          Outlets jointly operated by us, Telkomsel and PT Pos Indonesia; and

-          Other outlets such as banks.

For kartuHalo, Telkomsel focuses on corporate and professional customers with high usage volumes. Marketing for this segment is undertaken by special corporate account teams, which are also responsible for maintaining long-term relations with our customers through efforts to provide solutions suitable to the needs of the corporate customers.

The simPATI  and Kartu As products are designed to appeal towards a much wider target segment and particularly to younger customers. Telkomsel uses above and below the line marketing channels to promote its brands, including campaigns aimed at schools and special interest groups, placing print advertisements,  billing insertions, point-of-sale presentations, and events promotion and sponsorship.

Market Share

The biggest contribution to our revenues comes from cellular revenues. For information regarding our cellular market share, see “Additional Information (for ADR Shareholders) - Competition – Cellular”.

TELECOMMUNICATION SERVICES TARIFFS

We set our telecommunications tariffs in accordance with government regulations. Under Law No.36/1999 and Government Regulation No.52/2000, tariffs for operating  telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

A.      Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the MoCI Decree No.15/PER/M.KOMINFO/4/2008 dated April 30, 2008 concerning “Procedure for Tariff Determination  for Basic Telephony Service which Connected through Fixed Line Network”.

Under the Decree, the tariff structure for basic telephony services which is connected through fixed line network consists of the following:

-          activation  fee

-          monthly subscription charges

-          usage charges

-          additional facilities fee.

B.      Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No.09/PER/M.KOMINFO/04/2008 (“MoCI Decree 09/2008”) regarding  “Mechanism to Determine Tariff of Telecommunication Services which Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost.

Under the Decree, the cellular tariffs of operating telecommunication services which connected through mobile cellular network consist of basic telephony services tariff, roaming tariff and/or multimedia service tariff, with the following structure:

-          activation  fee

-          monthly subscription charges

-          usage charges

-          additional facilities fee.

C.      Interconnection tariffs

ITRA, in its letter No.227/BRTI/XII/2010 dated December 31, 2010, decided to implement new interconnection tariffs effective from January 1, 2011 for cellular mobile network, satellite mobile network and fixed local network and effective from July 1, 2011 for fixed wireless local network with a limited mobility.

Based on Director General of Post and Informatics Decree No.201/KEP/DJPPI/KOMINFO/7/2011 dated July 29, 2011, ITRA approved our revision of RIO regarding the interconnection tariff. ITRA, in its letter No.262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for interconnection SMS tariff from Sender Keep All (“SKA”) basis into cost basis (“Non-SKA”) effective from June 1, 2012, for all telecommunication provider operators.

D.      Network lease tariffs

Through the MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No.115 of  2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with our proposal.

E.      Tariff for other services

The tariffs for satellite lease, telephony services and other multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

F.       IMES tariffs

In providing IME services, our New Economy  Business, we work with a number of partners. These collaborations are based on considerations of capability, time  to market and idea creation. Tariffs for our IME services are determined in agreement with these partners based on the scheme of cooperation between us and each respective partner.

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CUSTOMER SERVICES

We provide our customers a number of value-added services which allow them to conveniently access a wide range of our products and services.

A.      Personal Customer Segment

In order to facilitate our individual customers' access to our products and services, we operate a network of Plasa Telkom outlets and Call Centers which are managed by our Consumer Service Division.

1.       Plasa Telkom

Plasa Telkom is a walk-in customer service point at which customers can access information as well as a range of products and services, including billing, payment, account suspension, promotional deals and submit complaints. In 2012, as part of our cost optimization program, we reduced the number of Plasa Telkom from 727 outlets as of December 31, 2011 to 572 outlets as of December 31, 2012. All Plasa Telkom facilities have been redesigned to provide better service quality, including to accommodate other services within our  Group and thus to increase overall productivity. We are developing, and will shortly launch, the Telkom Store facility in order to improve service coverage to our customers and to compensate for the reduction in Plasa Telkom outlets.

2.       Call Centers

Our call centers allow customers to make enquiries regarding our products and services, billing, promotional offers and submit complaints from our Call Centers by dialing "147" from any fixed phone line. We operate call centers in Medan, Jakarta and Surabaya.

For cellular subscribers, Telkomsel operates call centers under the brand “Caroline” which is the abbreviation of “Customer Care Online”. Caroline is accessible through the following numbers:

–          “133”  by kartuHalo users;

–        “155” (24 hours, free) and “188” (24 hours, chargeable) by simPATI and Kartu As users; and

–         “021-21899811” in Jakarta, “022-2553811” in Bandung, “031-8403811” in Surabaya, “061-4578811” in Medan or “08071811811” in other areas of Indonesia, when accessed through cell phones not operated by us or through fixed telephone lines.

B.      Corporate Customers

We categorize our corporate customers into business, enterprise, wholesale and international groups based on a numbers of criteria such as contribution to our revenues, our customers' geographic scope of operations and the type and range of products and services procured from us. As part of our strategy to provide streamlined  customer service, we operate account management teams to manage our relationships with our corporate clients who are supported by the Telkom Solution House, SME Centers and Call Centers, as described below.

1.       Account Management

Our Business Service Division caters to business customers, which include SMEs, local governments, cooperatives and rural credit banks. Our Business Service Division accounts managers and representatives manage customers directly by conducting site visits and telephonically through our account management call center team. We categorized business customers into three groups based on our customer’s line of business: public and general services, plantation and manufacturing services, and trading and business services.

Our Enterprise Service Division serves enterprise customers including State-Owned Enterprises, national corporations and multinational corporations. Our Enterprise Service Division account managers and respresentatives primarily manage relationships  by conducting visits to our clients' offices. We categorize enterprise customers into seven groups based on customer’s line of business, namely communications and media services, financial management services, government and public services, nation welfare services, plantation and manufacturing services, resources and utilities services, and trading and business services.

Our Wholesale Service Division caters to wholesale customers which are categorized into the following carrier service groups:

a.  carrier service group 1: handling OLOs, Telkomsel, Hutchison, AXIS, PT Sampoerna Telekomunikasi Indonesia and PT Pasifik Satelit Nusantara;

b.  carrier service group 2: handling OLOs, Indosat, XL-Axiata, Bakrie Telecom, Smart  Telecom, PT Batam Bintan Telecom and PT Indonesia Comnets Plus (“ICON+”); and

c.  carrier service group 3: handling operators within the business scope of ISP, VoIP, closed user group, call center and satellite provider.

Our subsidiary, Telin, caters to international carriers who provide voice and data services into Indonesia. We operate account management teams based in Singapore, Hong Kong and Jakarta, where they are headquartered. In 2012, Telin commenced cellular operations in Timor Leste after obtaining necessary licenses from the country’s regulators.

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2.       Telkom Solution Houses and SME Centers

We offer special services to our corporate customers through our Telkom Solution Houses located in Jakarta, Denpasar and Surabaya. We also operate SME Centers in Jakarta, Surabaya, Medan, Bandung, Yogyakarta, Palembang, Balikpapan and Makassar. Besides operating as a communications hub, our SME Centers also function as a community and business center.

3.       Call Center

We provide “500250” number for business customers and a toll-free number for enterprise  customers at  “08001Telkom” (“08001835566”).

Service Level Guarantee Program

We offer service level guarantees, which guarantee a specified minimum level of service to customers in terms of product quality and customer handling.

For individual customers, the program is available for fixed line, Flexi as well as data and internet subscribers. The service level guarantee is applicable to customers applying  for new connections, a  change in  type of service, resolution of service disruption, resumption of disconnected service and  complaints over customer billing. Under this program, we guarantee to provide non-cash compensation such as free subscriptions for a limited period, if we fail to meet the minimum standard.

For our customers in the business and corporate segments, the service level guarantee is provided under a contract agreed between us and the relevant customers. We offer service level guarantees to OLOs and certain wholesale customers who use our SL Digital, IP Transit and Metro-E products. Our guarantee covers the availability of our services and the time taken to install and repair the equipment we provide. We divide service levels guarantees for such customers into five classes of service (Bronze, Silver, Gold, Platinum and Diamond) which represent different levels of price, products and services offered and technical parameters guarantee.

Customer Satisfaction and Loyalty

We routinely engage independent market analysts to conduct surveys and market research on our customers' levels of satisfaction and loyalty. In 2012, we achieved the following levels of Customer Satisfaction Index (“CSI”) and Customer Loyalty Index (“CLI”) using the “top two boxes” and “top three boxes with seven scales” methods:

–         Personal customer segment: 81.39% in CSI and 67.07% in CLI;

–         Business customer segment: 90.98% in CSI and 84.92% in CLI;

–         Enterprise customer segment: 91.35% in CSI and 88.00% in CLI; and

–         Wholesale and international customer segment: 83.25% in CSI and 82.85% in CLI.

CONSUMER PROTECTION

As our responsibility to apply GCG to our customers and the public, and in line with our mission to provide excellent service, convenience, quality products and competitive pricing, we ensure a continuous communication with our customers. We believe that efficient and proactive communications play an important role for the Company’s going concern and to ensure the quality remains above standard.

With respect to upholding service and after-sales service standards, we are committed to provide fair compensation by applying a service level guarantee (“SLG”). This commitment is adjusted with customers’ and society’s demands as articulated in our policy.

Throughout 2012, we continued our efforts and improvement in managing product safety, complaints and after-sales guarantees to ensure customers’ convenience and protection guarantee through the following measures, among others:

-          Guaranteeing the quality and safety of our products and services by ensuring that decision making processes in the deployment of products/services comply with product/service development standards (“STARPRO”) and the 8 IC (Internal Capabilities) analysis which is applied before the products/services are offered to customers and the public;

-          Upholding the principle of producing high quality products and services that can deliver maximum benefits and contribute to economic growth;

-          Consistently maintaining ethical standards in product sales (direct sales), advertisement and promotion;

-          Applying ethical advertising practices, taking into consideration the rules on advertising ethics in Indonesia;

-          Ensuring that the public has easy access to products and after-sales service;

-          Supporting healthy competition principles and practices;

-          Maintaining a customer satisfaction orientation; and

-         Strive continuously to satisfy the required benchmarks as stipulated in a several Ministerial Decrees governing service quality standards, namely Ministerial Decrees on Establishment of Service Quality Standards for Domestic Fixed Network, Domestic Long Distance Fixed Network, International Direct Dial Fixed Network, FWA Domestic Fixed Network and Internet Telephony Services for Public Needs (“ITKP”).

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Service Centers and Consumer Complaints Mechanism

We have customer service centers at all our regional and branch offices where customers can visit in person, and we also offer an online complaints center through our corporate website (www.telkom.co.id) as well as a call center that can be reached by dialing “147”.

BILLING, PAYMENT AND COLLECTION

Telkom has a periodic billing system that suits the products and segment customers. The Company provides various payment methods the convenient of telecommunication services customers, in cooperation with Collecting Agents (“CA”) such as national commercial banks, regional development banks, PT POS Indonesia, various employee cooperatives, minimarkets and others. Payments can be made in cash or non-cash. Cash payment can be made at various Telkom payment counters at Plasa Telkom, employee cooperatives, banks, post offices, minimarkets and other sub CA outlets; while non cash payments can be made through auto debit, credit card, bank transfer to a Telkom account (for corporate customers/OLO), Automated Teller Machines (“ATM”), mobile banking, internet banking or source of funds (Flexi Cash, Mcash, or T-Cash).

For users of mobile services, Telkomsel as one of Telkom’s subsidiaries has applied a new billing system based on Online Charging System (“OCS”) for its prepaid and postpaid products. The new system is expected to improve service quality as customers will be offered options of payment method.

Previously, Telkomsel applied an accurate, centralized and standardized periodic billing system in all regions. Subscribers of postpaid kartuHalo services would receive monthly billing statements sent to their address of residence with service usage calculation that are based on: (i) the number of minutes of use for celluler sevice; (ii) charges for value-added services used during a certain period, and (iii) subscription fees for basic services and other services. Under agreements made with customers, billing statements can also be sent via e-mail.

Telkomsel bill payments can be made in person at Plasa GraPARI outlets or through ATM, phone banking, Internet banking, mobile banking, credit card, and auto debit. Telkomsel has also cooperated with certain CA, comprising of private national banks, regional development banks, and PT Pos Indonesia, which are authorized to receive payments from kartuHalo customers. In addition, customers can also make payments via the web TCare (https://my.telkomsel.com).

Customer Receivable Management

The Finance, Billing and Collection Center Unit (“FBCC”) manage billing and payment of receivables of customers who are grouped according to customer and product segments service management concept, by applying Telkom Revenue Management System (“TREMS”). The application of TREMS has features that it:

-          Allows customers to pay bills throughout the service area;

-          Can receive both cash and non-cash payment;

-          Can receive Security Deposit (“SD”) from a customer who plans to unsubscribe which is estimated based on average, warm or pro-rata usages, the SD will be recalculated in the next bill;

-          Receives an advance as down payment which will be stated in the next month’s billing statement;

-          Facilitates partial payments from corporate customers;

-          Facilitates payment by installments; and

-          Features Telkom Single Invoice (“TSI”) which combines multiple invoices from multiple services into a single billing statement, in addition to other various comfortable payment transactions.

In a case a customer has not made payment until the due date, the customer will be penalized according to the type of products and services he/she uses. Sanctions imposed may include the imposition of late fees, call limitation and line disconnection as set out in the Subscription Contract. Telkom has applied Integrated Dunning Management System (“IDMS”) designed to provide initial billing information and reminding calls for current, 1-month and 2-month overdue bills. IDMS is also used for electronic billing statement (“eBS”) which is sent to subscribers’ e-mail accounts. Invoices for corporate and OLO customers are printed and sent by special couriers.

Telkomsel has its own mechanism for receivalbe collection. If a customer has not made payment until his/her bill’s due date, Telkomsel will suspend the customer outgoing calls. If such customer fails to make payments until the second month after the due date, Telkomsel will disconnect the customer’s line. In the mean time, Telkomsel will keep seeking payment from such customer, including in collaboration with debt-collecting agents.

A customer whose line has been disconnected, but intends to continue subscribing to Telkomsel’s services must first settle his/her overdue bill and fill out an application for new services. Telkomsel does not charge fees or impose interest on late payments.

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RISK FACTORS

Risks Related to Indonesia

Political and Social Risks

Current political and social events in Indonesia may adversely affect our business

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. In 1999, Indonesia conducted its first free elections for parliament and president. Indonesia also has many political parties, without any one party holding a clear majority. Due to these factors, Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former President Abdurahman Wahid, former President Megawati, and current President Susilo Bambang Yudhoyono as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some turned violent.

Separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as Aceh in the past and in Papua currently, where there have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in Papua, by separatist rebels that has led to violent incidents. There have also been inter-ethnic conflict, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

Labor issues have also come to the fore in Indonesia. In 2003, the Government enacted a new labor law that gave employees greater protections. Occasional efforts to reduce these protections have prompted an upsurge in public protests as workers responded to policies that they deemed unfavorable.

There can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and 2005 and the bombings at the JW Marriot and Rizt Carlton hotels in Jakarta in July 2009. Although the Government has successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents, terrorist incidents may continue and, if serious or widespread, might have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may also have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our securities. There can be no assurance that terrorist activities will not occur again in future, or that if such events do occur, they will not have an impact on business or our securities market price in Indonesia capital market.

Macro Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments, while the global economic crisis that arose from the subprime mortgage crisis in the US put Indonesia’s economy under pressure, although not as severely as in 1997. The global financial markets have also experienced volatility as a result of the downgrade of US sovereign debt in 2012 and concerns over the debt crisis in the Eurozone. Uncertainty over the outcome of the Eurozone governments’ financial support programs and worries about sovereign finances generally are ongoing. If the crisis becomes protracted, or extends to Asia and Indonesia, we can provide no assurance that it will not have a material and adverse effect on Indonesia’s economic growth and consequently on our business.

Adverse economic conditions could result in less business activity, less disposable income available for consumers to spend and reduced consumer purchasing power, which may reduce demand for communication services, including our services, which in turn would have an adverse effect on our business, financial condition, results of operations and prospects. There is no assurance that there will not be a recurrence of economic instability in future, or that, should it occur, it will not have an impact on the performance of our business.

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Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us

Our functional currency is the Indonesian Rupiah. One of the most important effects of the Asian economic crisis that affected Indonesia was the depreciation and volatility in the value of the Indonesian Rupiah as measured against other currencies, such as the US Dollar. From 2008 to 2012, the Indonesian Rupiah per US Dollar exchange rate ranged from a low of Rp12,400 per US Dollar to a high of Rp8,460 per US Dollar. As a result, we recorded losses of Rp210 billion and Rp189 billion in 2011 and 2012, respectively. As of December 28, 2012, the Indonesian Rupiah per US Dollar exchange rate stood at Rp9,637.5 per US Dollar.

Although the Indonesian Rupiah’s value was relatively stable in 2012, this trend may change should global economic conditions change and the European financial crisis extend to Asia and Indonesia. To the extent the Indonesian Rupiah depreciates further from the exchange rates as of December 31, 2012, our obligations under our accounts payable, procurements payable and our foreign currency-denominated loans payable would increase in Indonesian Rupiah terms. Such depreciation of the Indonesian Rupiah would result in losses on foreign exchange translation, significantly affect our total expenses and net income and reduce the US Dollar amounts of dividends received by holders of our ADSs. We can give no assurances that we will be able to control or manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time by time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. We can give no assurances that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of this date of the Annual Report, Indonesia’s sovereign foreign currency long-term debt is rated “Baa3” by Moody’s (upgraded from “Ba1” on January 18, 2012), “BB+” by Standard & Poor’s (upgraded from “bb” on April 8, 2011) and “BBB” by Fitch Ratings (“Fitch”). Indonesia's short-term foreign currency debt is rated “B1/NP” by Moody’s, “B” by Standard & Poor’s and “B” by Fitch. On January 18, 2012, Moody’s upgraded Indonesia’s long-term debt rating to investment grade status.

The likelihood of these agencies reviewing or changing these ratings downwards this year is, based on the information that we have today, low. However, we can give no assurances that Moody’s, Standard & Poor’s or Fitch, will not change or downgrade the credit ratings of Indonesia. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations and prospects.

Disaster Risks

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results

Many parts of Indonesia, including areas where we operate, are prone to natural disasters such as floods, lightning strikes, typhoons, earthquakes, tsunamis, volcanic eruptions, fires, droughts, power outages and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. These events in the past, and may in the future, disrupt our business activities, cause damage to equipment and adversely affect our financial performance and profit.

In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including tsunamis in Pangandaran in West Java in 2006 and 2010, an earthquake in Yogyakarta in Central Java in 2006, a hot mud eruption and subsequent flooding in Sidoarjo in East Java in 2006 and separate earthquakes in Papua, West Java, Sulawesi and Sumatra in 2009.

On September 2, 2009, an earthquake in West Java caused damage to our assets. On September 30, 2009, an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations. Although our Crisis Management Team in cooperation with our employees and partners was able to restore services quickly, the earthquake caused severe damage to our assets. There were a number of earthquakes detected in 2010, although none of them presented significant risks to our business in general.

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Flash floods and more widespread flooding occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption, and occasionally fatalities. Jakarta experienced significant floods in February 2007 as did in Solo in Central Java in January. In January 2009, torrential rain caused a dam to burst outside Jakarta, flooding hundreds of homes in a densely populated neighborhood, resulting in the death of approximately 100 people. Landslides regularly occur in rural areas during the wet season.

There are numerous volcanoes in Indonesia, any of which can erupt without warning. In October and November 2010, Mount Merapi in Central Java erupted several times, killing an estimated 140 persons, displacing several hundred thousand others in a 20 km radius, causing billions of dollars of property damage and disrupting air travel. Since April 2008, Mount Soputan in North Sulawesi, Mount Egon in Flores Island, Nusa Tenggara, Mount Ibu in North Maluku and Anak Krakatau in the Sunda Strait have shown significant increased volcanic activity. Mount Sinabung, 60 km (40 miles) southwest of Sumatra's main city Medan, erupted on August 29, 2010 after lying dormant for 400 years. Ash and acrid smoke from the volcano have blanketed villages and crops.

In 2010, our submarine cables forming part of our backbone suffered damage due to a tsunami in West Sumatra and an earthquake in Sumbawa. These were repaired.

Although we have implemented a Business Continuity Plan (“BCP”) and a Disaster Recovery Plan (“DRP”), and test these regularly and we have insured our assets to protect from any losses attributable to natural disasters or other phenomena beyond our control, there is no assurance that the insurance coverage will be sufficient to cover the potential losses, that the premium payable for these insurance policies upon renewal will not increase substantially in the future, or that natural disasters would not significantly disrupt our operations.

There are no assurances that future geological or meteorological occurrences will not have a significant impact on Indonesian and its economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Our operations may be adversely affected by an outbreak of avian influenza, Influenza A (H1N1) virus or other epidemics

An outbreak of avian influenza, Influenza A (H1N1) virus or a similar epidemic, or the measures taken by the Governments of affected countries, including Indonesia, against such an outbreak, could severely disrupt the Indonesian and other economies and undermine investor confidence, thereby materially and adversely affecting our financial condition or results of operations and the market value of its securities. Moreover, our operations could be materially disrupted if our employees remained at home and away from our principal places of business for extended period of time, which would have a material and adverse effect on our financial condition or results of operations and the market value of its securities.

Other Risks

Indonesian Corporate Disclosure Standards differ in significant respects from those applicable in other countries, including the United States

As an IDX, NYSE and LSE listed company, we are subject to regulatory and exchange corporate governance and reporting requirements in multiple jurisdictions. There may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. As a result, investors may not have access to the same level and type of disclosure as that available in other countries, and comparisons with other companies in other countries may not be possible in all respects.

Our financial results are reported herein in conformity with IFRS, however, we report our financial results to OJK (as the successor to Bapepam-LK) in conformity with IFAS, which differs in certain significant respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with regulations of OJK and the IDX, we are required to report our financial results to OJK in conformity with IFAS. We have provided to OJK our financial result for the financial year ended December 31, 2012, on  March 6, 2013, which we furnished to the SEC on a Form 6-K dated March 11, 2013, which contains our audited Consolidated Financial Statements as of December 31, 2011 and 2012 and for the years then ended and as of January 1, 2011, prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS, and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Using IFAS results, our profit for the year attributable to owners of the parent company would be Rp10,965 billion and Rp12,850 billion for 2011 and 2012, and our net income per share would be Rp559.67 and Rp669.19 for 2011 and 2012. Dividends declared per share were Rp371.05 for 2011. The dividends per share for the year 2012 will be decided at the 2013 AGMS, scheduled for April 2013.

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We are incorporated in Indonesia, and it may not be possible for investors to effect service of process, or enforce judgments, on us within the United States, or to enforce judgments of a foreign court against us in Indonesia

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to Indonesian companies with limited liability, and all of our significant assets are located in Indonesia. In addition, our Commissioners and our Directors reside in Indonesia and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process, or enforce judgments on us or such persons within the US, or to enforce against us or such persons in the US, judgments obtained in US courts.

We have been advised by Hadiputranto, Hadinoto & Partners our Indonesian legal advisor that judgments of US courts, including judgments predicated upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. They have also advised that there is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the US federal securities laws or the securities laws of any state within the US. As a result, the claimant would be required to pursue claims against us or such persons in Indonesian courts.

Our controlling shareholder’s interest may differ from those of our other shareholders

The Government has a controlling stake of 53.9% of our issued and outstanding shares of common stock and the ability to determine the outcome of all actions requiring the approval of the shareholders. The Government also holds our one Series A Dwiwarna share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. It may also use its powers as majority shareholder or under the Dwiwarna share to cause us to issue new shares, amend our Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. Further, through the MoCI, the Government exercises regulatory power over the Indonesian telecommunications industry.

As of December 31, 2012, the Government had a 14.29% equity stake in PT Indosat Tbk. ("Indosat"), our competitor, principally in fixed IDD telecommunications services, and the competitor in cellular services of our majority owned subsidiary, Telkomsel. The Government's stake includes the Series A Dwiwarna  share which has special voting rights and veto rights over certain strategic matters under Indosat's Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to its Board of Directors and one Commissioner to its Board of Commissioners. There may thus be instances where Government interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Indosat’s business over ours or to expand its stake in Indosat, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

Risks Related to Our Business

Operational Risks

A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to our fixed wireline network (“PSTN”) for the operation of our fixed line network and the termination and origination of cellular telephone calls to and from fixed line telephones, and a significant portion of our cellular and international long-distance call traffic is routed through the PSTN. We also depend on access to a fixed wireless network (“CDMA”), an internet and broadband network and a cellular network. Our integrated network includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP core network, satellite and application servers.

In addition, we also rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. Our network, including our information systems, IT and infrastructure and the networks of other operators with whom our subscribers interconnected, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events.

Although we have a comprehensive business continuity plan and disaster recovery plan which we test and strive to improve, we cannot guarantee that the implementation of such plans will be completely or partially successful should any portion of network be severely damaged or interrupted. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could adversely affect our business, financial condition, results of operations and prospects.

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Our networks, particularly our wireline access network, face both potential physical and cyber security threats, such as theft, vandalism and acts intended to disrupt operations, which could adversely affect our operating results

Our networks and equipment, particularly our wireline access network, face both potential physical and cyber security threats. Physical threats include theft and vandalism of our equipment and organized attacks against key infrastructure intended to disrupt operations. In addition, telecommunications companies worldwide face increasing cyber security threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cyber security threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Although we have not experienced any material successful cyber attacks to date that have affected our operations, a successful cyber attack may lead us to incur substantial costs to repair damage or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, and cause substantial reputational damage. We take preventive and remedial measures, including enhanced cooperation with the police, particularly in areas prone to criminal activity and regular upgrades of our data security measures. However, there is no assurance that our physical and cyber security measures will be successful. Damage to our network, equipment or data and the need to repair such damage resulting from a physical or cyber attack may materially and adversely affect our business, financial condition and operating results. Our networks, particularly our wireline access network, face potential security threats, such as theft or vandalism, which could adversely affect our operating results.

We face a number of risks relating to our internet-related services

In addition to cyber security threats, because we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We cannot and do not screen all of this content and may face litigation claims due to a perceived association with this content. These types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

A revenue leakage might occur due to internal weaknesses or external factors and if this happened it could have an adverse effect on our operating results

A revenue leakage is a generic risk for all telecommunications operators. We may face revenue leakage problems, or problems with collecting all the revenues to which we may be entitled, due to the possibility of weaknesses at the transactional level, delay in transaction processing, dishonest customers or other factors.

We have taken some preventive measures against the possibility of revenue leakage by increasing control functions in all of our existing business process, implementing revenue assurance methods, employing adequate policies and procedures as well as implementing information systems applications to minimize revenue leakages. Nonetheless, there is no assurance that in the future there will be no significant revenue leakages or that any such leakages will not have a material adverse affect on our operating results.

New technologies may adversely affect our ability to remain competitive

The telecommunications industry is characterized by rapid and significant changes in technology. We may face increasing competition due to technologies currently under development or which may be developed in the future. Future development or application of new or alternative technologies, services or standards could require significant changes to our business model, the development of new products, the provision of additional services and substantial new investments by us. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Furthermore, we cannot guarantee that we will be able to effectively integrate new technologies into our existing business model.

To maintain and strengthen the growth of our business, we are currently undergoing a transformation to the TIMES business. As part of our transformation to a TIMES business, we are seeking to develop new businesses through which we also provide content to our telecommunications subscribers. We do not yet have substantial experience as a content provider therefore we cannot assure you that we will be able to effectively manage the growth of this business.

We cannot assure you that our technologies will not become obsolete, or be subjected to competition from new technologies in the future, or that we will be able to acquire new technologies necessary to compete in changed circumstances on commercially acceptable terms. Our failure to react to rapid technological changes could adversely affect our business, financial condition, results of operations and prospects.

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Our satellites have limited operational life they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of our satellites, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our Telkom-1 and Telkom-2 satellites have a limited operational life, currently estimated to end approximately in 2015 and 2020, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services.

Moreover, International Telecommunication Union (“ITU”) regulations specify that a designated satellite slot has been allocated for Indonesia, and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our Telkom-1 and Telkom-2 satellites experience technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license. We cannot assure you that we will be able to maintain use of the designated satellite slot in a manner deemed satisfactory by the Government.

In anticipation of the growth in demand for satellite services and to support our business strategy with regard to providing TIME services, we signed a contract in 2009 for the procurement of the Telkom-3 Satellite System. However, due to a launch failure in August 2012, the Telkom-3 satellite ended up in an unusable orbit. Although we had fully insured the cost of the satellite, the loss of the Telkom-3 satellite will require us to lease transponder capacity from a third-party provider to fulfill our commitments to our satellite operations customers, with likely lower margins than we would have received from the use of Telkom-3 had it been successfully launched. In addition, we would also need to commission the development and launch of another satellite to replace our Telkom-1 satellite before the end of its anticipated operational lifespan. As it generally requires approximately three years for a satellite to be developed and launched, although the Telkom-1 satellite may still be operational for several years after the end of its currently estimated operational lifespan in 2015, if there is any delay in the development and launch of a replacement satellite, or if the operational life of the Telkom-1 satellite ends before the replacement satellite is successfully launched, or damage or failure renders our existing satellites unfit for use, we would need to lease additional transponder capacity from a third party, which would likely increase our costs of operations. Failure to lease adequate satellite capacity from a third-party provider may also result in service interruptions and/or a cessation of our satellite operations. The termination of our satellite business could increase expenses associated with our provision of other telecommunications services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunications services, and could adversely affect our business, financial condition and results of operations.

Financial Risks

We are exposed to interest rate risk

Our debt includes bank borrowings to finance our operations. Where appropriate, we seek to minimize our interest rate risk exposure by entering into interest rate swap contracts to swap floating interest rates for fixed interest rates over the duration of certain of borrowings. However, our hedging policy may not adequately cover our exposure to interest rate fluctuations and this may result in a large interest expense and an adverse effect on our business, financial condition and results of operations.

We may not be able to successfully manage our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations are denominated in Indonesian Rupiah and a majority of our capital expenditures are denominated in US Dollars. Most of our revenues are denominated in Indonesian Rupiah and a portion is denominated in US Dollars (for example from international services). We may also incur additional long-term indebtedness in currencies other than the Indonesian Rupiah, including the US Dollars, to finance further capital expenditures.

Overall, our financial risk management program aims to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates. We have a written policy for foreign currency risk management, which mainly covers time deposits placements and hedging to cover foreign currency risk exposure for periods ranging from three up to twelve months.

We use a hedging policy to protect our business from extreme currency exchange risk, based on annual net open positions in foreign currency. The implementation of our hedging policy is reviewed monthly to anticipate extreme changes in currency exchange rates.

Although the exchange rate of the Indonesian Rupiah to the US Dollar was relatively stable in 2012 at the level of Rp9,000  per US Dollar, we can give no assurance you that we will be able to manage our exchange rate risk successfully in the future or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2010, 2011 and 2012, our actual consolidated capital expenditures totaled Rp12,651 billion, Rp14,603 billion and Rp17,272 billion (US$1,792 million), respectively. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

Legal and Compliance Risks

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

On November 1, 2007, the Indonesian Supervising Committee for Business Competition (“KPPU”) issued a preliminary decision regarding an investigation involving us, our majority-owned subsidiary Telkomsel and seven other telecommunication companies based on allegations of price-fixing for SMS services and breach of Article 5 of the Anti-monopoly Law (“Law No.5/1999”). On June 17, 2008, the KPPU determined that our Company, Telkomsel, PT XL Axiata Tbk. (“XL”), PT Bakrie Telecom Tbk. (“Bakrie Telecom”), PT Mobile-8 Telecom Tbk. (now Smartfren) (“Mobile-8”) and PT Smart Telecom (“Smart Telecom”) had jointly breached Article 5 of Law No.5/1999. We and Telkomsel appealed the KPPU’s ruling to the Bandung District Court and the South Jakarta District Court, respectively. On April 12, 2011, the Supreme Court ordered a consolidation of the appeals and appointed the Central Jakarta District Court to handle the appeals. See Item 8 “Financial Information – Consolidated Statements and Other Financial Information–Material Litigation”. If the District Court issues a verdict against our Company and/or Telkomsel, we could be subjected to the payment of a fine, the amount of which will be subject to the discretion of the District Court, which could have an adverse effect on our business, reputation and profitability.

Class action lawsuits were filed against Telkomsel and Indosat during 2007 and 2008 in the District Court of Bekasi, the Central Jakarta District Court and the Tangerang District Court, relating to Temasek Holdings (Private) Limited’s prior cross ownership of shares in Telkomsel and Indosat, alleging price fixing of telecommunications services. The plaintiffs withdrew the lawsuit

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filed with the District Court of Bekasi. On January 27, 2010, the court dismissed the class action filed with the Central Jakarta District Court on the basis that the plaintiffs did not establish their legal standing and that two members of the plaintiff class did not qualify as class representatives. On May 24, 2010, the court dismissed the class action filed with the Tangerang District Court on the basis that the plaintiffs failed to establish their legal standing as class representatives.

There can be no assurance that other subscribers, people, or partners will not file similar cases in the future. If a District Court in any new class action suit, issues a verdict in favor of such plaintiff, it could have an adverse effect on our business, reputation and profitability.

Forward-looking statements may not be accurate

This Annual Report incorporates forward-looking statements that include announcements regarding our current goals and projections of our operational performance and future business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements, other than statements that contain historical facts, are forward-looking statements. While we believe that the expectations contained in these statements are reasonable, we cannot give an assurance that they will be realized. These forward-looking statements are subjected to a number of risks and uncertainties, including changes in the economic, social and political situation in Indonesia and other risks described in "Risk Factors". All forward-looking statements, written or verbal, made by us or by persons on behalf of us are deemed to be subject to those risks.

Regulation Risks

We operate in a legal and regulatory environment that is undergoing significant change. These changes may result in increased competition, which may result in reduced margins and operating revenue, among other things. These changes may also directly reduce our margins or reduce the costs of our competitors. These adverse changes resulting from regulation may have a material adverse effect on us

Reformation in Indonesian telecommunications regulation initiated by the Government in 1999 have, to a certain extent, resulted in the industry’s liberalization, including removal of barriers to entry and the promotion of competition. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the legal and regulatory environment of the Indonesian telecommunications sector continue to change, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. Furthermore, it is impossible to anticipate the regulatory policies that will be applied to new technologies.

We derive substantial revenue from interconnection services because we have the largest network in Indonesia and our competitors must pay tariffs to connect to our network. As regulated by the MoCI, interconnection rates have decreased in recent years. The current interconnection rates, effective in 2011, reduced rates by an average of 1.5% to 3.0% compared to the previous rates effective in 2008. See Item 4 “Information on the Company – Legal Basis and Regulation – Interconnection”.

To cite another example, in 2008, the Government required telecommunications operators to allow competitors to utilize their towers without discrimination. Our competitors enjoy disproportionately greater potential cost savings than us under this regulation because we have the largest network and have already spent to build towers in various areas. Further, our competitors gain access to areas they otherwise would have no access to because tower sites in densely populated urban areas are scarce or unavailable while we benefit substantially less because we secured sites in many such areas. See Item 4 “Information on the Company – Legal Basis and Regulation – Telecommunications Towers”.

In the future, the Government may announce or implement other regulatory changes which may adversely affect our business or our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications operators, that regulatory changes will not disproportionately reduce our competitors’ costs or disproportionately reduce our revenues, or that regulatory changes, amendments or interpretations of current or future laws and regulations promulgated by the Government will not have a material adverse effect on our business and operating results.

The termination of Telkomsel’s premium SMS services has resulted in a substantial reduction of our revenues from these services. Similar action by the Indonesian Telecommunications Regulatory Authority (“ITRA”) or MoCI in the future from similar services or other related or new products may likewise reduce or restrict the growth of our revenues. The ITRA or MoCI may also take more aggressive action that may lead to disruptions in the delivery of Telkomsel’s products or fines or other administrative sanctions. Any of these factors may materially and adversely affect our results of operations and financial condition.

The entry of additional Indonesian telecommunications operators as providers of international direct dialing services could adversely affect our international telecommunications services operating margins, market share and results of operations

We obtained a license and entered the international long-distance service market in 2004, and acquired a significant market share for IDD services by the end of 2006. Indosat, one of our primary competitors, entered this market prior to us and continues to maintain a substantial market share for IDD services. Bakrie Telecom was awarded an IDD license in 2009 to provide international long distance service using the “009” access code, although Bakrie Telecom has not yet obtained an IDD operating

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license. There is a possibility that other operators will be granted IDD licenses in the future. The operations of incumbents and the entrance of new operators into the international long-distance market, including the VoIP services provided by such operators, continue to pose a significant competitive threat to us. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services, the Government issued regulations assigning each provider of DLD services a three-digit access code to be dialed by customers making DLD calls. In 2005, the MoCI announced that three-digit access codes for DLD calls will be implemented gradually within five years and that it would assign us the “017” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes. Indosat was assigned “011” as its DLD access code. We were required to open DLD access codes in all remaining areas on September 27, 2011, by which date our network was ready to be opened up to the three-digit DLD access codes in all coded areas throughout Indonesia.

However, we believe that the cost for operators who have not upgraded their network infrastructure to open their networks to the three-digit access codes to do so is significant. To date, neither of the OLOs have made a request to us to connect their networks to enable their DLD access codes to be accessible, other than with respect to Balikpapan, and as such, we believe that except with respect to Balikpapan, none of the DLD access codes for any of the licensed operators are usable  by customers of other operators. However, if they do so in the future, the implementation of any new DLD access codes can potentially increase competition by offering our subscribers more options for DLD services. In addition, the opening of new DLD access codes is expected to result in increased competition and less cooperation among industry incumbents, which may result in reduced margins and revenues, among other things, all of which may have a material adverse effect on us.

New regulations for the configuration of BTS towers may delay the set up of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors

In 2008 and 2009, the Government issued regulations relating to the construction, utilization and sharing of BTS towers. Pursuant to the regulations, the construction of BTS towers requires permits from the local government. The local government has a right to determine the placement of the towers, the location in which the towers can be constructed, and also to determine a license fees to build tower infrastructure. These regulations also obligate us to allow other telecommunication operators to lease space and utilize our telecommunications towers without any discrimination.

These regulations may adversely affect in the allocation, development or expansion plan of our new BTS towers as setting up of our new towers will become more complicated. They may also adversely affect our existing BTS towers if local governments required any changes in the placement of the existing towers.

The requirement that we share space on our cellular (Telkomsel) towers and our fixed wireless (Telkom Flexi) towers may also disadvantage us by requiring that we allow our competitors to expand quickly, particularly in urban areas where new space for additional towers may be difficult to obtain.

Effective 2011, local Governments are permitted to assess fees of up to 2.0% of the tax assessed value of towers. Although we do not expect the amount of these fees to be material in 2012, there can be no assurance that they will not be substantial in the future.

Competition Risks Related to Our Fixed Telecommunication Business

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

We continued to lose wireline telephone subscribers and revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. The number of our fixed wireline subscribers increased by 3.6% at the end of 2011 compared to that at the end of 2010 and increased by 4.0% at the end of 2012. Revenues from our wireline voice services decreased by 6.5% in 2011 compared to that in 2010 and decreased by 8.2% in 2012. The percentage of revenues derived from our wireline voice services out of our total revenues continued to decrease, from 14.4% in 2011 to 12.2% in 2012.

We have been taking various measures in order to mitigate the impact of loss of our wireline telephone subscribers and stabilize our revenues from wireline voice services. However, we cannot assure you that we will be successful in mitigating the adverse impact of the substitution of mobile voice services and other alternative means of communication for wireline voice services or in reducing the rate of decline in our revenues generated from wireline voice services. Migration from wireline voice services to mobile services and other alternative means of communication may further intensify in the future, which may affect the financial performance of our wireline voice services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

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Our fixed wireless business is subject to intense competition

Our fixed wireless telephone business faces competition from an increasing number of operators, including Bakrie Telecom and Indosat, as well as mobile cellular services, SMS, VoIP services and e-mail.

Competition in the cellular and fixed wireless markets has remained intense, with each operator launching increasingly attractive and creative marketing programs. The lower average tariffs due to intense competition in the cellular market has in part lead to declining ARPU for Telkom Flexi, with blended monthly prepaid and postpaid ARPU decreasing from approximately Rp15,000 in 2010, Rp9,500 in 2011, and Rp8,700 in 2012. In addition, while fixed wireless tariffs were previously generally lower than GSM mobile cellular tariffs, in part due to regulatory changes in December 2010 in how right-of-use fees are calculated, tariff differences between fixed wireless services and GSM mobile cellular services are now generally negligible. As a result, our fixed wireless revenue tend to decline, from Rp1,342 billion as of December 31, 2011 and Rp1,225 billion as of December 31, 2012.

We have been taking various measures in order to mitigate the impact of intense competition in our fixed wireless business and the limited capacity of bandwidth. However, we cannot assure you that we will be successful in mitigating the adverse impact. Competition may further intensify in the future, which may affect the financial performance of our fixed wireless services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Our data and internet services are facing increasing competition, and we may experience declining margins from such services as such competition intensifies

Our data and internet services are facing increase competition from other data and internet operators as well as mobile operators.

Wireless broadband access operators (such as PT Link Net or “First Media”) that received licenses in 2009 for Wi-Max technology began to establish their businesses in the fourth quarter of 2010. Other wireless broadband operators established their businesses in 2012. The increased number of operators will adversely affect our market share and revenues from our Speedy broadband service.

The number of broadband mobile subscribers have increased with the Blackberry’s popularity. The increasing use of mobile broadband services also adversely affects our market share and revenues from our fixed data and internet services.

We have been taking various measures in order to mitigate the impact of intense competition in our data and internet businesses. However, we cannot assure you that we will be successful in mitigating such adverse impact. Competition may further intensify in the future, which may affect the financial performance of our data and internet services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Competition Risks Related to Our Cellular Business (Telkomsel)

Competition from existing service providers and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular services providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. Our cellular services business, operated through our majority-owned subsidiary, Telkomsel, competes primarily against Indosat and XL. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including PT Hutchison CP Telecommunications (“Hutchison”), PT Natrindo Telepon Seluler (“Natrindo” or “AXIS”), Smart Telecom and Bakrie Telecom. In addition to current cellular service providers, the MoCI may license additional cellular service providers in the future, and such new entrants may compete with us.

We believe that competition in the cellular services business will intensify further. New and existing cellular services providers may offer more attractive product and service packages or new technologies or the convergence of various telecommunications services, resulting in higher churn rates, lower ARPU or a reduction of, or slower growth in, our cellular subscriber base.

The competitive landscape in the cellular services business may also be affected by industry consolidation. In March 2010, Smart Telecom and Mobile-8 announced that they had entered into a cooperation agreement to use the same logo and brand under the name “Smartfren”. On January 18, 2011, Mobile-8 acquired a significant number of shares in Smart Telecom, and on April 12, 2011 PT Mobile-8 Telecom Tbk. changed its name to PT Smartfren Telecom Tbk. Other cellular service providers may similarly consolidate in the future.

Competition from providers of new technology, together with new entrants, incumbents, and consolidated providers could adversely affect our competitive position, cellular services business, financial condition, results of operations and prospects.

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NETWORK INFRASTRUCTURE

To transform our infrastructure into high quality, efficient and cost competitive infrastructure to deliver our TIMES services, we have been developing and improving our network infrastructure towards what we previously termed the Telkom One network, which is intended to be a jointly developed network used by our various units, particularly Telkomsel. We continue to develop our network infrastructure to offer a more efficient and cost-competitive infrastructure in line with our transformation into a TIMES provider under our Indonesia Digital Network ("IDN") program, which, among other things, aims by 2013 to reach 15 million homepass nationwide capable of accessing fixed line voice, IPTV, and broadband services. Our IDN program, which began in 2012, is also intended to support the establishment of the National Broadband Network, which is part of the Government’s Telecommunication Master Plan for the Acceleration and Expansion of Indonesia's Economic Development.

Our IDN program involves the following three program developments:

1.       id-Access: development of our customer access network infrastructure into a high speed broadband access through fiber optic and WiFi networks.

2.       id-Ring: development of our transport network infrastructure into an IP-based and optical backbone network.

3.       id-Convergence (“id-Con”): convergence of the node service network infrastructure into a multi-service and multi-screen integrated NGN.

The development of the IDN involves synergies throughout our Group, covering all layers of our network infrastructures. In 2012, as a part of our IDN program, we completed developing and commenced operation of (i) fiber to the home and WiFi-based high speed and optical access network, (ii) terra router and fiber optic-based IP and optical backbone networks that cover Indonesia’s entire id-Ring; and (iii) an IMS-based convergence service platform and multi-services for our id-Con initiative. We plan to continue developing our IDN infrastructure, to reach by 2013 a capacity of 15 million homepass, 1 million WiFi access points, 24 terra router and eight IMS nodes supported by 75 kilometers of fiber optic cable network.

A.      Fixed Line Network and Transmission

1.       Fixed Wireline Network

As of December 31, 2012, we managed 8.9 million fixed wireline connections. However, under our network and infrastructure master plan, we aim to upgrade our legacy network to an  NGN which supports new wave services and network operation methods by 2014. We are in the process of upgrading all of our network infrastructures  to IP infrastructure.

The following table shows data related to our fixed wireline network from 2008 to 2012:

Operating Statistics	As of and for the years ended December 31,
	2012	2011	2010	2009	2008
Exchange capacity	13,908,003	12,180,214	11,237,229	11,094,063	11,038,818
Installed lines	11,109,156	11,005,208	10,510,048	10,013,565	9,838,537
Lines in service(1)	9,034,010	8,688,526	8,302,818	8,376,793	8,629,783
Subscriber lines	8,672,332	8,323,175	7,980,337	8,038,294	8,302,730
Public telephones	273,929	278,505	322,481	338,499	327,053
Leased lines in service(2)	3,342	3,662	3,988	4,273	6,084
Fixed wireline subscriber pulse production (millions minutes)(3)	6,770	8,054	9,403	54,186 (5)	62,940 (5)
Fault rate(4)	2.7	2.2	2.5	3.1	3.5

(1) Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.
(2) Excludes leased lines for our network and multimedia businesses.
(3) Consists of pulses generated by local and domestic long-distance calls, excluding calls from public pay phones and cellular phones.
(4) Faults per 100 connected lines per month.
(5) In millions of pulse for year 2009 and 2008.

2.       Fixed Wireless Network

To support our fixed wireless network, our infrastructure consists of mobile switching centers (“MSC”) that are connected to every other trunk exchange. Each MSC is connected to a base station sub system (“BSS”), which consists of a base station controller (“BSC”) and a base transceiver station (“BTS”). These, in turn, connect the customers’ handheld devices and fixed wireless terminals to our fixed wireless network. The number of fixed wireless connections in service has increased from 14.2 million in 2011 to approximately 17.9 million in 2012.

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The following table shows data relating to our fixed wireless network since 2008:

	As and for the Year Ended December 31,
	2012	2011	2010	2009	2008
Exchange capacity (MSC capacity)(1)	32,262,120	33,261,850	24,048,993	23,393,631	15,885,020
Installed lines (BTS capacity)(1)	27,631,751	27,635,751	27,344,151	27,653,553	19,861,324
Lines in service(2)	17,869,591	14,237,522	18,161,278	15,139,057	12,725,425
Subscriber lines	17,868,991	14,221,413	18,142,955	15,115,892	12,698,827
Public telephones	600	16,109	18,323	23,165	26,598
Fixed wireless subscriber pulse production/minutes production (millions)(3)	5,667	7,931	11,768	14,627	12,304

(1) BTS and MSC capacities in 2008 were calculated on the assumption of a traffic allocation per subscriber of 30 mE.
(2) Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.
(3) Consists of minutes of usage from local and DLD calls, excluding calls made from public pay phones and mobile cellular phones.

3.       Transmission Network

Throughout 2012, we primarily focused on the  development of our  broadband network, which serves as the backbone for our network infrastructure as a whole. Our backbone telecommunications network consists of transmission networks, remote switching facilities and core routers, which connect a number of access nodes. The transmission links between nodes and switching facilities comprise a  terrestrial transmission network, in particular fiber optic, microwave and submarine cable networks, as well as satellite transmission networks and other transmission technologies.

The following table shows our transmission capacity as of December 31, 2011  and 2012:

Transmission Network	Capacity (number of Transmission medium circuits)
	E1	STM-1	STM-4	STM-16	STM-64	STM-256
As of December 31,
2011	132,691	671	65	35	184	-
2012	131,546	720	92	55	260	3

Note: The backbone transmission unit uses E1, STM1 (equivalent to 63 E1), STM4 (equivalent to 4 STM1), STM16 (equivalent to 4 STM4), STM64 (equivalent to 4 STM16), and STM256 (equivalent to 4 STM64). STM or Synchronous Transfer Mode is the unit typically used in backbone transmission networks. Facilitating broadband services requires high capacity transmission networks using nxSTM-1 units. E1 units are used to support legacy services.

We operate the Telkom-1 and Telkom-2 satellites as well as 205 earth stations, including one satellite master control station. The Telkom-1 satellite has 36 transponders, including 12 extended C-band transponders and 24 standard C-band transponders, while the Telkom-2 satellite has 24 standard C-band transponders.

In addition to the two satellites currently in service, we also lease transponder capacity from other satellite providers, including 11 transponders from the GE 23 satellite, two transponders from the Star-1 satellite, two transponders from the Sinosat satellite, and 10 transponders from the JCSaT5a satellite.

In anticipation of the growth in demands for satellite services as well as in support of our business strategy in the provision of TIMES services, on March 2, 2009, we signed a contract with the Russia-based company, JSC Academician M.F. Reshetnev Information Satellite Systems, for the procurement of the Telkom-3 Satellite System. Our Telkom-3 satellite suffered a launch failure in August 2012 and is now in unusable orbit. Although we had fully insured the cost of the satellite, the loss of the Telkom-3 satellite will require us to lease transponder capacity from a third-party provider to fulfill our commitments to our satellite operations customers and for our own operations.

B.      Cellular Network

Our cellular services, which are operated by our subsidiary, Telkomsel, have the most extensive network coverage of any cellular operators in Indonesia. Telkomsel currently operates on the GSM/DCS, GPRS, EDGE and 3.5G networks. The GSM/DCS network consists of 7.5 MHz of bandwidth on the 900 MHz frequency and 22.5 MHz of bandwidth on the 1,800 MHz frequency. Both networks operate as a single integrated dual band network. Telkomsel’s 3G network uses 10 MHz of bandwidth on the 2.1 GHz frequency.

As of December 31, 2012, Telkomsel’s digital network was supported by 54,297 BTS with an overall network capacity capable of facilitating the communication needs of 125.1 million customers.

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C.      Data and Internet Network

To ensure a high level of reliability, we have built hierarchical and dual homing IP/MPLS-based internet  and data networks. Our  IP backbone network which, as of December 31, 2012 consisted of 47 PoP locations with 22 terra router nodes, 18 core router nodes and 545  PE router  nodes is now capable of serving all of Indonesia.

We also operate an ethernet  carrier metro service as an aggregator  for broadband access traffic connecting to IP Backbone. As of December 31, 2012, 1,004 ethernet metro nodes were  in use to support our 1,536 Gbps broadband access services.

We provide fixed line-based broadband internet access using ADSL and fiber optic technology under the brand “Speedy”. As of December 31, 2012, we had capacity for 4.7 million homepass and were serving 2.3 million Speedy customers, an increase of 30.9% compared to 1.8 million subscribers registered on December 31, 2011.

Our subsidiary, Telkomsel,  also provides broadband service under the trade name “Flash”. As of  December 31, 2012, Flash had 11.0 million subscribers, a 99.5% increase compared to 5.5 million subscribers registered on December 31, 2011.

D.      International Networks

We operate international gateways in Batam, Jakarta, and Surabaya to route outgoing and incoming calls on our IDD service (“007”). We believe these gateways provide reliable links to domestic networks and we have no plans to further develop them at present.

Our international network is supported by submarine communications cable systems (“SCCS”) including the Dumai-Melaka Cable System, and the Thailand-Indonesia-Singapore (“TIS”) system, as well as by indefeasible rights of use, and satellite capacity. To consolidate our international network and expand domestic broadband services, our subsidiary, Telin, entered into the Asia America Gateway cable consortium in April 2007 to develop the Batam-Singapore Cable System which connects Batam with Singapore. Through Telin, we plan in the long-term to enhance international telecommunication access to regions in eastern Indonesia, diversify our services and capture business opportunities in South Asia, the Middle East and Europe.

Furthermore, we have entered into international telecommunications service agreements with a number of overseas operators to facilitate international call interconnections. Moreover, since we do not have agreements with telecommunications operators in all our IDD destinations, we have signed agreements with SingTel, Telekom Malaysia, Verizon, Belgacom, NTT, TIS, France Telecom and other telecommunications operators under which such operators act as hubs and route international calls to certain parts of the world. As of December 31, 2012, we had agreements with 78 international telecommunication service operators in 27 countries. We have focused on entering into more international telecommunications service agreements with other telecommunication operators to provide direct interconnections services in the top 20 most popular calling destinations for IDD outgoing traffic. In addition to connect with the 20 top countries for IDD outgoing calls, we are also connected to 58 other telecommunications operators in various other countries.

NETWORK DEVELOPMENT

A.      Fixed Line Network Development

In 2012, we continued to enhance our network infrastructure and develop our IDN. Our IDN plans represent our commitment to continue developing and improving the quality, efficiency and cost-structure of our network infrastructure. In line with our transformation into a TIMES provider, we are focused on delivering: (i) high speed broadband access through a fiber optic network and through WiFi (which we term “id-Access”), (ii) IP-based optical backbone networks (“id-Ring”) and (iii) an integrated NGN for the provision of multiple services (“id-Con”).

The projects of our fixed wireline  network development during 2012 are Java-Sumatra-Kalimantan project (“Jasuka”), Mataram-Kupang Palapa Ring project, development and modernization of broadband access through the TITO scheme, broadband access development with MSAN (Multi Service Access Node) platform, FTTH development project, IMS development, TSCS (Tarakan Sangata Cable System) and SBCS (Sumatra Bangka Cable System) projects, Regional DWDM (Dense Wavelength Division Multiplexing) project, implementation of the Telkom cache system, Sulawesi, Maluku, Papua cable system project, and Jakarta-Batam-Singapore cable system project.

For more details of our other major commitments and agreements, see Note 41  to our Consolidated Financial Statements.

In an order to strengthen our TIMES  services, we plan to:

1.       Continue to improve our networks to realize our vision to provide the digital home environment, improve enterprise broadband services and broadband services everywhere in Indonesia.

2.       Continue to improve the capability of the full-IP data transport network through the following programs: increasing domestic and international internet bandwidth, expanding the Terra IP backbone, expanding IP over lambda with 10 Gbps, 40 Gbps and eventually 100 Gbps per lambda, facilitating convergence and realizing synergies among our Group’s networks, continuing the development of Metro Ethernet which function as a single metro transport network to provide IP and multi-play-based services, continuing the development of fiber to the home, as well as continuing to replace our existing copper cables with fiber optic cables through the trade-in/trade-out mechanism.

3.       Implement smart core through the converged IMS program based platform, implement an integrated customer profile database, and implement a service delivery platform as a service brokerage and orchestration.

4.       Expand broadband coverage to enterprise and residential customers through a series of programs, including enterprise managed services, managed smart CPE, home automation, surveillance, and home interconnect.

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B.      Fixed Wireless Network Development

In 2012, we optimized our existing BTSs and relocated BTSs from areas with low traffic to intercity area to increase utilization. As of December 31, 2012, our fixed wireless network had 5,714 BTSs with a total capacity of 32.3 million Flexi connections. We continue to expand the coverage of our Flexi mobile broadband service by implementing Evolution Data Optimization (“EVDO”) technology, adding a total of 1,157 EVDO BTS with a total capacity of 350,571 connections as of December, 31, 2012. A number of other programs were also introduced to improve our operating cost efficiency, such as upgrading to more efficient cooling systems for our BTSs.

C.      Cellular Network Development

GSM-based cellular services operated by our subsidiary, Telkomsel, now cover all cities and regencies in Indonesia. In 2012, Telkomsel deployed an additional 11,674 BTS (including 5,925 3.5G nodes) and 5,373 central tranceivers and expanded its cellular network to reach all sub districts in Java, Bali, Nusa Tenggara, and Sumatra.

D.      Data Network Development

In 2012, we continued to improve the quality of our data network by increasing our capacity and network coverage. During the year, we increased our MSAN-based broadband access to 893,896 homepass and fiber to the home-based broadband access to 95,709 homepass. As of December 31, 2012, we operated broadband access with a total capacity of 4,692,015 homepass with broadband access. We also expanded the capacity and coverage of our metro ethernet and expanded the coverage and capacity of IP Core through the implementation of 10 Gbps and 40 Gbps lambda IP-based network services and the implementation of terra router. In 2012, we added an additional three terra router nodes bringing the total number of terra router nodes that we operate to 22 as of December 31, 2012, providing nation-wide coverage in Indonesia.

As part of our IDN program, we improved our IP Core network used which supports our TIMES businesses and integrated our NGN core network between with our fixed wireline and fixed wireless businesses. Our IP Core was developed through the implementation of a single platform terra-byte router with fully redundant network architecture. As of December 31, 2012, our IP core network consisted of 40 core router nodes, 545 PE (primary edge) router nodes, 560 10GB Ethernet ports and 750 GB Ethernet ports.

We expanded our metro ethernet network by setting up and upgrading 281 nodes. As of December 31, 2012, we operate a total of 1,005 metro ethernet nodes which makes us capable of providing bandwidth services throughout Indonesia. The metro ethernet network is also used as the main link for the IP DSLAM, MSAN for Speedy broadband service, softswitch,

IP VPN and GPON broadband, whether for mobile backhaul, corporate business solutions or triple play services. By the end of 2012, we added 1,165 node B BTSs, making for a total of 4,317 nodes B BTSs.

As of December 31, 2012, we had expanded our internet gateway capacity to an installed capacity of 106.4 Gbps with 103.8 Gbps utilization in order to ensure adequate internet gateway capacity in anticipation of the expected rapid growth in fixed and mobile broadband traffic. In 2012, we also cooperated with Akamai, Google and Yahoo to operate a content distribution network with a capacity of 201 Gbps with 75 Gbps utilization.

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HUMAN CAPITAL

Considering the importance of human resources as the primary resources for a company, Telkom regarded its people as human capital that are essential to the company, replacing the previous paradigm of human resources as merely assets of the company.

A.      Telkom HC  Profile

We had a total of 25,683 employees as of December 31, 2012, consisting of 19,185 Telkom employees and 6,498 employees of our subsidiaries. This figure represents a 1.3% reduction compared to the position as of December 31, 2011, reflecting the continued implementation of our multi exit program initiated in 2002 which aims to improve efficiency.

1. Employee Profile by Position
Position	Telkom	Subsidiaries	Telkom Group	(%)
2012
Senior Management	132	255	387	1.5
Middle Management	2,571	1,048	3,619	14.1
Supervisors	9,991	1,774	11,765	45.8
Others	6,491	3,421	9,912	38.6
Total	19,185	6,498	25,683	100.
2011
Senior Management	136	76	212	0.8
Middle Management	2,497	1,157	3,654	14.0
Supervisors	9,694	2,162	11,856	45.6
Others	7,453	2,848	10,301	39.6
Total	19,780	6,243	26,023	100.0

2. Employee Profile by Educational Background
Level of Education	Telkom	Subsidiaries	Telkom Group	(%)
2012
Pre University	6,349	515	6,864	26.7
Diploma Graduates	4,619	926	5,545	21.6
University Graduates	6,506	4,634	11,140	43.4
Post Graduates	1,711	423	2,134	8.3
Total	19,185	6,498	25,683	100.0
2011
Pre University	6,695	564	7,259	27.9
Diploma Graduates	4,808	944	5,752	22.1
University Graduates	6,594	4,351	10,945	42.1
Post Graduates	1,683	384	2,067	7.9
Total	19,780	6,243	26,023	100.0

3. Employee Profile by Age
Age Group	Telkom	Subsidiaries	Telkom Group	%
2012
<30	820	1,538	2,358	9.2
31 - 45	4,654	4,429	9,083	35.4
>45	13,711	531	14,242	55.4
Total	19,185	6,498	25,683	100.0
2011
<30	913	1,686	2,599	10.0
31 - 45	5,089	4,127	9,216	35.4
>45	13,778	430	14,208	54.6
Total	19,780	6,243	26,023	100.0

B.      HC Management

We have completed the formulation of a Human Capital Master Plan in order to optimize the potentials of human capital within the Telkom Group. The Human Capital Master Plan has been prepared as a comprehensive and integrated formulation with reference to our  long-term and annual strategic plan, as well as the business strategies of each companies within the Telkom Group. The formulation of the Human Capital Master Plan is also based on an accurate and measurable supply and demand analysis using relevant reference data, particularly on productivity ratios of a number of peer companies.

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Our Human Capital Master Plan consists of the following information:

-       Projections  of Telkom Group human capital numbers, calculated on the basis of the business portfolios for  the next five years;

-       Projections of the composition of our human capital with reference to job stream, education, age and position; and

-       A workforce plan that contains annual human capital planning for  each company in the Telkom Group.

Formulating an integrated Human Capital Master Plan helps our Company to:

-       Accurately project  the human capital needs, in terms of both numbers and competencies;

-       Develop staffing plan and employee career development plan; and

-       Measure the human capital productivity.

The requirement for human capital and related infrastructure is addressed with emphasis on the synergy and optimization of internal resources existing within the Telkom Group.

Our human capital management strategies emphasized on the harmonization of the number and competencies of our workforce in line with our  business portfolio that has increasingly focused on TIMES. We are also striving to improve synergy and efficiency among companies within Telkom Group and will continue to and to inculcate preferred corporate values. We pursue these objectives in a five year workforce plan as well as an annual staffing plan that together provide a more accurate information base in support of our  Company’s growth.

Our staffing plan is normally finalized no later than the fourth quarter of each year and is valid for the following year. The staffing plan contains a variety of information including employees’  past, current and future position; position layer; job stream; work location; number of formations; monthly staffing plans,  including promotion, mutation, employment  status (temporary/permanent) as well as in and out mutations.

Our workforce plan is formulated  by identifying staffing  needs within the Telkom Group, with reference to our  Human Capital Plan or Rolling Human Capital Plan. Our workforce plan focuses  on increasing  both productivity and efficiency by reference to competitive benchmarks. We expect to increase efficiency by reducing the workforce size both at Telkom and companies within the Telkom Group, while maintaining  recruitment at  approximately 20% of our retiring  employees.

Our workforce plan explains our  resource profile that is calculated based on business activities of each companies within the Telkom Group, and gives details about scope of work, position, age and educational backgrounds.

1.       HC Recruitment

HC recruitment is undertaken by optimizing internal resources through synergies within  the Group. Synergy in recruitment is aimed at promoting efficiency in recruitment costs and employee turnover costs in each company, as well as attracting  the best candidates with the specified qualifications needed by the Telkom Group.This synergy also automatically facilitate employees in developing their careers. Where  possible, any vacant position will be filled internally. Meanwhile, we recruit from external resources particularly to attain better educated workers that are more qualified in terms of competencies for supporting business progress. We also deploy  more of our employees from  Telkom for special assigments to other Telkom Group companies.

Synergies in recruitment include:

-          Holding  career days ;

-          Sharing infrastructures and facilities such as training facility and assessment facility in the recruitment process;

-          Sharing of employee candidate databases  and other modules or materials related to Telkom Group's product knowledge; and

-          Synergy initiatives in other aspects  of recruitment.

During 2012, we hired 280 new employees.

2.       HC Competency Development

a.       Competency Based Human Resources Management (“CBHRM”)

We have  established competency  development strategies as articulated  in Human Capital Human Capital Master Plan, which is constantly updated every  year to  adjust to the changing dynamics of our business. Its implementation is also aligned with our business strategy, which refers to our Corporate Strategic Scenario (“CSS”), Master Plan for Human Capital (“MPHC”), Human Capital Development Plan (“HCD Plan”), organizational transformation and our financial position.

We use CBHRM approach to assess our existing human capital competencies. This CBHRM model consists of Core Competency (values), Generic Competency (Personal Quality) and the Specific Competency (Skill & Knowledge). All of these three models have been developed and improved to encourage fair and transparent employees’  competency  assessment.

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We have a directory of competencies specifying the competencies needed by our Company, which is regularly updated to keep pace with business progresses, including a number  of skills and knowledge essential for our business portfolio transformation into TIMES.

Our employee competency  development emphasizes  the following aspects:

-       Cultural development, which focuses on the  internalization  and reinforcement of our core values as the foundation for building corporate culture, namely Commitment to Long Term, Customer First, Caring Meritocracy, Co-Creation of Win-Win Partnership and Collaborative Innovation, or what we call as Telkom 5C;

-       Role development, which focuses on personal qualities development as required by each category of the respective/defined role; and

-       Skill development with reference to work requirements.

In line with our business transformation focusing on TIMES, we strengthened our human capital competencies through education and trainings to either shift  competencies or develop competencies, whether directly or indirectly related to our business and operational strategies. Training for shifting competencies aims to develop  employee competencies in response to telecommunication system transformation from TDM based to IP based and  IMES competencies. Meanwhile, training for developing competencies has been tailored to equip employees with specific competencies to support our  business portfolio.

During 2012, the employee training and education programs focused on technology, telecommunication marketing and management, business information, and new wave business development to support our vision of becoming  the market leader in TIMES. Most of these trainings were held at Telkom Learning Center and a number of prominent educational institutions/external trainings.

To improve collaboration between our business units and encourage cost efficiency, we have  promoted synergies on program cooperation, participant cooperation and cooperation on facilities.

Meanwhile, to groom our future leader, we engage in leadership development training programs, including:

-          Basic Level Leadership (Supervisory Leadership Fundamentals, Functional Supervisory Leadership);

-          Intermediate Level Leadership (Functional Leadership, Publict Leadership for Mid Management); and

-          Senior Level Leadership (Functional Leadership, Training Commander, Public Leadership for Senior Management).

During 2012, a total of 21,013 employees (man-program) have attended a variety of training session in competency development. Competency development programs were conducted in Indonesia and abroad, with 3,899 employees attended the Telecommunications stream session, 3,951 employees for the Information stream session, and 139 employees for  Media and Edutainment stream sessions. Meanwhile, 934 employees have attended the Leadership Program, 488 employees for  the New Culture program, and 295 employees for the Telkom Group Synergy program. In addition, 473 employees have participated in various certification programs.

Employee participation in competence development or training program is determined by the Company’s needs and those of employees with respect to gender equality and equal opportunity to all employees.

We have also made other efforts in competencies development including Knowledge Management where employees can exchange ideas and concepts and share information through articles made accessible to all of them.

In order to motivate  employees to participate in our competency  development tracks, we have adopted an objective performance assessment system. Employee assessment is performed on two aspects: results, based on individual targets, and process, based on required competencies. An online assessment is conducted of a number of demonstrated behaviors of  our employees at work.

b.       Telkom Corporate University (“Telkom CorpU”)

In delivering our corporate values which are commitment to long term and caring meritocracy, we invested heavily in people. Consequently, coaching for leadership and employee (people) has become our first and most important strategic initiative which is formulated as “Center of Excellence”. To establish this objective, Telkom CorpU was founded on September 28, 2012, which is expected to create a system capable of producing great leaders and people. There are three main functions of Telkom CorpU as a center of excellence, namely:

-          Center of chiefship (creating great leader)

        Telkom CorpU is expected to create future leaders who are highly qualified and globally ready, capable of performing in successions amid the grinding demands of the changing world. We believe that a successful leader will leave behind himself another great leader. Telkom CorpU is just the right vehicle to supporting this aim.

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-          Center of competence (creating great people)

Telkom CorpU is expected to produce tough and highly qualified people as we understand that it is always people that play the most significant role in a company’s success.

-          Center of certification (creating a global standard)

Telkom CorpU is also expected to produce global HR standards. Each of leadership and competency development programs will be supported by international standards and produce man of international certification and standards.

One of Telkom CorpU’s main program in 2012 was the global talent program (“GTP”) which is our innovation in human capital we have used as a vehicle to face  the global competition. We expect  all of our human resources to have global exposure as business now is growing extensively across geographical boundaries. In fact, operating in Indonesia does not make us free from tough foreign competition in TIMES business since our competitors include global players.

Global exposure has also become increasingly important to understand business outlook at the international level. We have gradually sent our talents to GTP for global exposure and global experience so they are able to compete with global professionals. In 2012 we sent 109 of our employees to various countries like Singapore, Hong Kong, Australia, Timor Leste and Myanmar.

Another Telkom CorpU’s program run in 2012 was international certification. In 2012, 363 of our employees obtained international certificates in various  fields.

3.       Employee Remuneration

We offer a competitive remuneration packages for our  employees pursuant to prevailing regulations and benchmarked against  labor market prices, which consist of basic salary and salary-related allowances, bonuses and benefits, including pension plan and post-employment health care programs, health benefits  for employees  and direct  family members, housing allowance, and other benefits,  including those related to unit performance. These remuneration packages are regularly evaluated  to ensure that it keeps pace with market movements in salaries.

Bonuses are budgeted in advance and paid out in the year following that in which they were accrued. Over the last five years, we  paid out annual bonus ranging from Rp 326.9 billion to Rp 519.6 billion. For 2012 bonus, we will refer to our 2012 audited financial statements  and the approval of GMS. Our subsidiaries also provide competitive remuneration packages for their employees.

4.       Employee Awards

Every year, we give a number of awards to outstandingly performing employees who have shown remarkable contributions to our corporate targets achievements. Similar awards are also given to external parties who help us build our  reputation. Award-giving events are also held in companies within the Telkom Group to motivate their employees.

5.       IT-based  HR Services

To help employees perform their duties, we have developed an integrated communications  infrastructure to  facilitate the coordination and dissemination of corporate policy and  business strategy among policy makers, HR managers and employees. Such infrastructure is the website of Human Capital & General Affairs made accessible to employees who wish to comprehend policies and other information related to HR management and development.

In addition, we continuously develop our IT-based HR services which we initiated in 2009, such as online Individual Work Targets  (“SKI”), online attendance, online Travel Warrants  (“SPPD”), online leave, online careers, and online Training Needs  Analysis (“TNA”). We have  also implemented various IT applications like corporate business automation processes be it electronic memos, virtual meetings, shared files, online surveys and intranet.

In October 2007 we established  our employee relations  media and HR service center to ensure that employee-related issues are handled and communicated effectively. We also provide telephone, personal service, email and website to facilitate communication between employees and our HR.

Our subsidiaries have also implemented a variety of communication strategies to make HR functions reach  all of their employees.

6.       Retirement  Program

        The retirement age for all our employees is 56. We have two pension schemes, which are (a) Defined Benefit Pension Plan (“DBPP”) tailored for permanent employees who were hired prior to July 1, 2002, and (b) Defined Contribution Pension Plan (“DCPP”) that applies to other permanent employees.

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a.       Defined Benefit Pension Plan (“DBPP”)

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund Division administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, employee contribution rate was 8.4%) while we contribute the balance. The minimum monthly pension benefit for retired employees is approximately Rp425,000 per month. Our contribution to the pension fund reached Rp485 billion, Rp187 billion and Rp186 billion, respectively, for the years ended December 31, 2010, 2011 and 2012.

Telkomsel operates its own DBPP for its employees. With this program, employees are entitled to retirement benefits calculated based on their latest basic salary or take-home pay and years of services. PT Asuransi Jiwasraya (Persero), manages this program after they secured annual insurance contracts. Up to 2004, employees would contribute 5% of their monthly basic salaries to the program, while Telkomsel would contribute the balance. Since 2005, Telkomsel has contributed the entire amount to the program. In addition, Telkomsel also runs rewards program for employees with many years of service through which employees receive cash or additional leave. Awards are given to any employee that has spent more than a certain period with our Company or upon termination.

Infomedia also has its own DBPP for its employees.

b.       Defined Contribution Pension Plan (“DCPP”)

We operate a Defined Contribution Pension Plan for permanent employees who were recruited on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee’s basic salary, which totaled Rp4 billion, Rp5 billion and Rp5 billion, respectively, for the years ended December 31, 2010, 2011 and 2012.

To create a more effective and competitive business environment, we also have an Early Retirement Program (“ERP”). The program is run in line with the execution of the 2013-2017 Human Capital Master Plan which is expected to release 1,548  employees. This program is offered to employees who are deemed to have met certain requirements in terms of education, age, position and performance. From 2002 through December 31, 2012 we allocated Rp7.3 trillion as compensation for 14,195  employees who participated in the program. 781 of our employees came under the ERP in 2012, which took effect implemented on February 1, 2013.

7.       Health Service Program

a.       Employee Health Management

We believe that improving employees’ welfare has a positive impact on our productivity. Hence, we  provide health services for our employees and retirees and their direct family members, which is managed by our Health Foundation (“Yakes”). As of December 31, 2012, a total of 124,543 employees, retirees and their families were registered in Yakes.

b.       Post-Employment Health  Services

Our employee welfare includes post retirement benefits, including health insurance for all retired employees as well as their spouses and children. We provide two types of funding for these benefits, which are:

(i)       Employees who were hired before November 1, 1995 and have more than 20 years of services are entitled to health care benefits managed by Yakes Telkom. Our contribution to this program amounted to Rp991billion, Rp361billion and Rp300 billion respectively for the years ended December 31, 2010, 2011 and 2012.

(ii)     All other permanent employees are entitled to health services in the form of insurance benefits. Our contribution to this program amounted to Rp20 billion, Rp19 billion, and Rp18 billion respectively for the years ended December 31, 2010, 2011 and 2012.

Our subsidiaries provide health benefits through health insurance program sponsored by the government, known widely as Jamsostek.

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8.       Management of Employee Relations with Management

Pursuant to the Presidential Decree No.83/1998 regarding Ratification of ILO Convention No.87/1948 regarding Freedom of Association and Protection of the Right Organize, Telkom employees established the Telkom Employees Union (“SEKAR”). As of December 31, 2012, SEKAR represented a total of 17,931 employees or 93.5% of our total workforce.

Pursuant to Act No.13/2003 regarding Manpower and Regulation of the Minister of Manpower and Transmigration No.PER.16/2011 concerning Procedures Preparation and Certification of Company Regulations and Preparation and Registration Collective Work Agreement (“CWA”), SEKAR is entitled to represent employees in the negotiation of the CWA with management. During 2012, five CWA V negotiations were made to renew the expired CWA IV. The CWA IV was no longer effective after December 31, 2012. We and SEKAR agreed to extend the CWA IV agreement.

Telkomsel and Infomedia also have employees’ unions. Telkomsel’s employees’ union, “SEPAKAT”, has 3,731 members or representing 82% of Telkomsel’s total employees, while Infomedia’s employees’ union, “SPIN”, consists of 515 employees or 72% of the total number of Infomedia employees. Neither we nor our subsidiaries have experienced material labor action.

9.       Extracurricular Activities

We provide the opportunity for all employees to participate in various extracurricular activities, especially those that support employee productivity. Our employee extracurricular activities covered religious, cultural and sporting activities. These activities are also open to employees’ families, such as Al-Quran reciting competitions, church choirs, and Hindu chanting (Utsawa Dharma Gita) as well as a range of sports activities.

C.      Costs of Education & HR Training

We allocated Rp158 billion for our  HR training and education programs during 2012, or an average of Rp8  million for each participating employee. In 2011, we  spent Rp157 billion, or an average of Rp8  million for each participating employee.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE COMPANY’S PERFORMANCE

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements for the years ended December 31, 2010, 2011 and 2012 included elsewhere in this Annual Report. These Consolidated Financial Statements were prepared in accordance with IFAS, which differs in certain significant respects from IFRS. See Notes 49 to our Consolidated Financial Statements for our reconciliation to IFRS.

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become a leading TIMES player in the region. As of December 31, 2012, we had approximately 171.1 million subscribers in service, comprising 125.1 million cellular subscribers through Telkomsel, 8.9 million subscribers on our fixed wireline network, 17.9 million subscribers on our fixed wireless network and 19.1 million broadband subscribers. We also provide a wide range of other communication services, including telephone network interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

The Indonesian economy provides a favorable environment for our continued business development. This is reflected in terms of average GDP growth of 5.9%, average inflation of 4.9% and stable average exchange rate between Rp8,773 to Rp10,356 from 2008 to 2012. Though the exposure of our Company and our subsidiaries to foreign exchange rates are not material, we are exposed to foreign exchange risk on sales, purchases and borrowings that are primarily denominated in US  Dollars and Japanese Yen. See “Quantitative and Qualitative Disclosure about Market Risks – Exchange Rate Risk” for further explanation regard with exchange rate risk.

Our revenues for the two-year period from 2011 through 2012 reflected growth in revenues. This growth was largely driven by increases in revenues from data, internet and information technology services, which increased by 15.5% driven largely by increased mobile phone data usage and mobile broadband subscriptions, and cellular revenues which increased by 7.5%.

Our operating results from 2011 to 2012 also reflected an increase in expenses. This increase was mainly driven by operation, maintenance and telecommunication services expenses and personnel expenses, which increased primarily as a result of an increase in our network capacities to better serve our customers.

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Cellular Telephone Revenues with Increase in Subscribers and Declining ARPU

Our cellular telephone revenues increased by 7.5% from 2011 to 2012 due to an increase in the number of our cellular subscribers by 16.9% in 2012. Telkomsel's revenues from cellular phone services (usage charges, monthly subscription charges and features) accounted for 39.8% of our consolidated revenues for the year ended December 31, 2012, compared to 40.1% for the year ended December 31, 2011.

We believe the shape of competition began to shift as a result of the rise in Indonesia's purchasing power which has led to an increase in smart phones purchases, which in turn has increased the demand for data services. This phenomenon is reflected in our declining monthly ARPU from approximately Rp39,000 in 2011 to approximately Rp37,000 in 2012. This decline was offset by increased revenue from data, internet and information technology services.

We believe that the competition has become more rational in Indonesia, however, we still consider it as a major risk to our businesses. See “Risk Factors – Risks Related to Our Business – Competition Risks Related to Our Cellular Business (Telkomsel)”.

Increase in Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues accounted for 35.9% of our consolidated revenues for the year ended December 31, 2012, compared to 33.6% for the year ended December 31, 2011. Revenues from our data, internet and information technology services increased by 15.5% from 2011 to 2012. The increase in data, internet and information technology services revenues in 2012 was primarily due to a 38.3% increase in revenues from internet, data communication and information technology services, largely driven by increased mobile phone data usage and mobile broadband subscribers. As part of our transformation into a TIMES provider, and our corporate objective of growing our new wave businesses, we seek to continue to increase such revenues.

Decrease in Fixed Lines Telephone Revenues

Our fixed lines telephone revenues decreased by 8.2% from Rp11,619 billion in 2011 to Rp10,662 billion in 2012 as a result of an 8.2% decrease in fixed wireline revenues and an 8.7% decrease in fixed wireless revenues, partly offset by an increase in call center and other revenues. We believe that fixed lines telephone revenues have been declining due to the increased usage and declining tariffs of mobile cellular services and increased penetration of cellular subscribers in Indonesia. Although we expect that fixed lines telephone will continue to contribute to our revenues in the upcoming term, we also expect that the trend of declining fixed lines telephone revenues will continue.

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Cellular and fixed wireless services provide increased convenience, and in certain cases where subscribers call other subscribers using the same provider’s network, tariffs can be lower than fixed wireline calls that are made to subscribers of another provider.

As part of our corporate strategy, we are seeking to optimize our fixed lines telephone business through various means, including increasing cost competitiveness and increasing value added services for fixed lines telephone services. We also seek to increase our fixed wireline penetration rate more quickly by reducing our capital expenditure per line through the use of fixed wireless technology and by upgrading our fixed wireline access network and legacy infrastructure to NGN infrastructure with broadband capability.

We improved performance in our fixed wireline telephone by adding a loyalty points program called “Telkom Poin Rejeki Tumpah” and implementing our fixed business improvement program, while in fixed wireless we made available wireless infrastructure with EVDO service. Our efforts resulted in an increase in fixed wireline subscribers in 2012 of 4.0% to 8.9 million and an increase in fixed wireless subscribers in 2012 by 25.5% to 17.9 million subscribers.

OPERATIONAL OVERVIEW  BY SEGMENT

As a part of our overall business strategy, we shifted from a product-based management approach to customer centric approach in 2012. These changes resulted in a change in the way we present our segment information in 2012, when our management changed our reportable segments from fixed wireline, fixed wireless, cellular and others to become corporate, home, personal and others. We also revised the segment presentation for the year ended December 31, 2011, but it was impractical to revise the disclosure for the year ended December 31, 2010.

We have four main operating segments, namely: corporate, home, personal and others;

–         Our corporate segment provides telecommunications services including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions;

–         Our home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home consumers;

–         Our personal segment provides mobile cellular and fixed wireless telecommunications services including mobile access and information technology services, data and internet services to individual consumers; and

–         Our others segment provide building management services.

For more detailed information regarding our segment information, see Note 38 to our Consolidated Financial Statements. Our segment results for the year 2011 and 2012  were as follows:

Services based on Customer Segments
		As and for year ended December 31,
	Unit	2012	2011
Corporate Segment
Satellite Transponder	(000) MHz	2,650	2,360
Leased Channel & Satellite	(000) e1	388,462	357,413
IPLC	(000) Mbps	15,782	11,641
Datacomm	(000) Mbps	281,063	161,890
Corporate Internet	(000) Mbps	66,340	42,639
Fixed wireline	(000) subscribers	1,343	1,286
Fixed broadband (Speedy)	(000) subscribers	263	231
Home Segment
Fixed wireline	(000) subscribers	7,603	7,316
Pay Television	(000) subscribers	1,191	1,000
Fixed broadband (Speedy)	(000) subscribers	2,078	1,558
Personal Segment
Cellular	(000) subscribers	125,146	107,017
Fixed wireless (Classy + Trendy)	(000) subscribers	17,870	14,238
Mobile broadband (Flash)	(000) subscribers	11,039	5,532
Blackberry	(000) subscribers	5,764	3,153

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Telkom’s Results Of Operations By Segment
	Year Ended December 31,
	2012		2011
	(Rp billion)	US$ (million)	(Rp billion)
Corporate
Revenues
External revenues	15,579	1,616	14,279
Inter-segment revenues	6,468	671	5,289
Total segment revenues	22,047	2,287	19,568
Segment Expenses	(17,976)	(1,865)	(15,659)
Segment Results	4,071	422	3,909
Depreciation and amortization expenses	(2,079)	(216)	(1,890)
Provision for impairment of receivables	(92)	(10)	(255)
Home
Revenues
External revenues	7,360	764	8,171
Inter-segment revenues	2,223	231	1,888
Total segment revenues	9,583	995	10,059
Segment Expenses	(7,939)	(824)	(8,322)
Segment Results	1,644	171	1,737
Depreciation and amortization expenses	(1,168)	(121)	(1,389)
Provision for impairment of receivables	(505)	(52)	(454)
Personal
Revenues
External revenues	54,087	5,612	48,733
Inter-segment revenues	2,188	227	2,180
Total segment revenues	56,275	5,839	50,913
Segment Expenses	(36,372)	(3,774)	(34,679)
Segment Results	19,903	2,065	16,234
Depreciation and amortization expenses	(10,940)	(1,135)	(11,007)
Provision for impairment of receivables	(318)	(33)	(174)
Other
Revenues
External revenues	117	12	70
Inter-segment revenues	648	67	350
Total segment revenues	765	79	420
Segment Expenses	(685)	(71)	(342)
Segment Results	80	8	78
Depreciation and amortization expenses	(22)	(2)	(14)

Segment Results

Year ended December 31, 2012  compared to year ended December 31, 2011.

Corporate Segment

Our corporate segment revenues increased  by Rp2,479  billion, or 12.7%, from Rp19,568  billion in 2011  to Rp22,047  billion in 2012. The increase in corporate segment revenues was primarily due to an increase in interconnection revenue of Rp1,632 billion, or 40.8%, primarily resulting from an increase in IP transit and outgoing IDD revenues. Data and internet revenues increase of Rp705 billion, or 15.8%, primarily due to an increase in revenues from Metro Ethernet and data, internet and telecommunication service in-line with an increase of 70.8% in Metro Ethernet data volume from 140,733 Mbps in 2011 to 240,315 Mbps in 2012.

Our corporate segment expenses increased by Rp2,317  billion, or 14.8%, from Rp15,659  billion in 2011  to Rp17,976  billion in 2012, primarily due to increase in operation and maintenance expense by Rp1,763 billion, or 31.4%, primarily resulting from cooperation expense and operating and maintenance expense for antennae and towers. Personnel expense also increased by Rp459 billion, or 15.1%, from 2011.

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Home Segment

Our home segment revenues decreased by Rp476 billion, or 4.7%, from Rp10,059 billion in 2011 to Rp9,583 billion in 2012, primarily due to a decrease in fixed wireline telephone revenues of Rp616 billion, or 10.2%, which resulted from both decreased fixed wireline ARPU and usage due to shifting usage to cellular and fixed wireless telephone services.

Our home segment expenses decreased by Rp383 billion, or 4.6%, from Rp8,322 billion in 2011 to Rp7,939 billion in 2012, primarily reflecting an increase in claim revenue by Rp521 billion due to an insurance claim relating to the unsuccessful launch of the Telkom-3 satellite and an increase in personnel expenses by Rp382 billion or 11.7% in 2011.

Personal Segment

Our personal segment revenues increased by Rp5,362 billion, or 10.5%, from Rp50,913 billion in 2011 to Rp56,275 billion in 2012, primarily due to an increase in cellular revenues of Rp4,957 billion, or 15.0% and an increase in interconnection revenue by Rp444 billion, or 14.1% compared to 2011. The increase in cellular revenues was primarily due to an increase in feature revenue by Rp2,553 billion in 2012 as compared to 2011, or 49.1%, and an increase in long distance cellular revenue by Rp1,397 billion in 2012 as compared to 2011, or 20.6%. The increase in interconnection revenue was primarily due to an increase in local cellular revenue.

Our personal segment expenses increased by Rp1,693 billion, or 4.9%, from Rp34,679 billion in 2011 to Rp36,372 billion in 2012, primarily due to an increase in interconnection expenses of Rp196 billion, or 4.2% and an increase in operation and maintenance expenses of Rp1,025 billion, or 7.6%. The increase in operation and maintenance expense was primarily due to an increase in transport expense and an increase in radio frequency expenses. On the other hand, depreciation expenses decreased by Rp1,066 billion or 9.9% due to the changes in the estimated useful lives of towers and certain equipment.

Other Segment

Our other segment revenues increased by Rp345 billion, or 82.1%, from Rp420 billion in 2011 to Rp765 billion in 2012, due to the increase in TelkomProperty’s other telecommunication services of Rp273 billion, or 368% resulting from the increase in management project of Rp57 billion, or 102.8% and security services of Rp206 billion, or 100%. In addition, lease revenues also increase by Rp71 billion, or 20.5% due to the increase in building lease of Rp24 billion, or 48.7% and building maintenance of Rp46 billion, or 15.6%.

Our other segment expenses increased by Rp343 billion, or 100.3%, from Rp342 billion in 2011 to Rp685 billion in 2012, primarily due to an increase in operating and maintenance expenses of Rp154 billion, or 37.4%, primarily resulting from an increase in project management expenses, expenses relating to the operation of buildings and land and electricity, gas and water expenses.

FINANCIAL OVERVIEW

A.      Financial Position

	As of December 31,
	2012		2011	2010
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Consolidated Statements of Financial Position
Total Current Assets	27,973	2,901	21,258	18,729
Total Non-Current Assets	83,396	8,653	81,796	81,772
Total Assets	111,369	11,554	103,054	100,501
Total Current Liabilities	24,107	2,501	22,189	20,473
Total Non-Current Liabilities	20,284	2,105	19,884	23,613
Total Liabilities	44,391	4,606	42,073	44,086
Total equity attributable to owners of the parent company	51,541	5,348	47,510	44,419

Year ended December  31, 2012 compared to year ended December 31,  2011

Assets

Current Assets

As of December 31, 2012, our current assets were Rp27,973 billion (US$2,901 million) compare to Rp21,258 billion as of December 31, 2011. The increase  in current assets was mainly due to the increase of Rp3,965 billion, or 1,063.0% in other current financial assets and in cash and cash equivalents Rp3,484 billion, or 36.2%.

This increase  was partially offset by:

-          A decrease of Rp791 billion, or 100.0% in asset held for sale because it has been sold/realized in the year 2012 and the absence of additional assets available for sale in  2012; and

-          A decrease of Rp415 billion, or 52.7% in prepaid taxes.

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Non Current Assets

As of December 31, 2012 our non current assets were Rp83,396 billion (US$8,653 million) and Rp81,796 billion as of December 31, 2011. This increase  was primarily due to an increase of Rp2,150 billion, or 2.9% in property, plant and equipment. This increase was partially offset by:

-          A decrease of Rp307 million, or 8.0% in advances and other non-current assets as a result of a decrease in advances in long term investment; and

-          A decrease of Rp346 million, or 19.4% in intangible assets.

Liabilities dan Equity

Current Liabilities

Current liabilities were Rp24,107 billion (US$2,501 million) as of December 31, 2012 and Rp22,189 billion as of December 31, 2011. This increase  was primarily due to:

-          An increase of Rp1,373 billion, or 28.7% in accrued expenses, which mainly related to salaries and benefits of Rp591 billion and early retirement program of Rp699 billion; and

-          An increase of Rp805 billion, or 77.5% taxes payable.

This increase was partially offset by a decrease of Rp1,042 million, or 13.2% in third party trade payable, which mainly related to purchases of equipments, materials and services from third parties.

Non Current Liabilities

Non current liabilities were Rp20,284 billion (US$2,105 juta)  as of December 31, 2012 and Rp19,884 billion as of December 31, 2011. Our non-current liabilities increase  primarily due to an increase of Rp1,500 billion, or 477.7% in obligation under finance lease. This increase was partially offset by:

-          A decrease of Rp735 million, or 19.4% in deferred tax liabilities;

-          A decrease of Rp448 million, or 6.2% in bank loan;

-          A decrease of Rp221 million, or 11.0% in two step loan; and

-          A decrease of Rp171 million, or 5.0% in bonds and notes.

Equity

Total equity increase by  Rp5,997 billion, or  9.8%, from  Rp60,981 billion as of December 31, 2011 to  Rp66,978 billion as of December 31, 2012. The increase  of equity was primarily the result of total comprehensive income for the year attributable to owners of the parent of Rp18,388 billion in  2012, offset by cash dividend of Rp10,734 billion and the acquisition cost of treasury stock of Rp1,744 billion. As a result of foregoing, our retained earnings increase by Rp5,723 billion, or 18.0% and total equity attributable to owner of the parent increase by Rp4,031 billion, or 8.5% from Rp47,510 billion  as of December 31, 2011  to Rp51,541 billion  as of December 31, 2012.

Year ended  December  31,  2011 compare to year ended December 31,  2011

Assset

Current Asset

Current assets were Rp 18,729 billion as of December 31, 2010 and Rp 21,258 billion (US$2,344 million) as of December 31, 2011, reflecting an increase of Rp2,529 billion, or 13.5%. The increase in current assets was due in part to:

-          An increase of Rp791 billion, or 100%  in assets held for sale as of December 31, 2011 from Rp0 billion as of December 31, 2010;

-          An increase of Rp419 billion, or 11.8%, in trade receivables from third parties from Rp3,564 as of December 31, 2010 to Rp3,983 billion as of December 31, 2011;

-          An increase of Rp514 billion, or 5.6%, in cash and cash equivalents from Rp9,120 billion as of December 31, 2010 to Rp9,634 billion as of December 31, 2011. See detail analysis in net cash flow section, and

-          An increase of Rp238 billion in tax refund from Rp133 billion as of December 31, 2010 to Rp371 billion as of December 31, 2011.

Non Current Asset

As of December 31, 2011 non-current asset were Rp81,796 billion (US$9,021 million) as of December 31, 2011  compare to Rp81,772 billion as of December 31, 2010. This increase  was primarily due to an increase of Rp722 million, or 23.3% in advances and other non-current assets and increase of Rp247 million, or 33.2% in prepaid pension benefit costs. This increase was partially offset by decrease of Rp935 million, or 1.2% in property, plant and equipment.

Liability dan Equity

Current Liability

As of December 31, 2011  current liability were Rp22,189 billion (US$2,447 million) and Rp20,473 billion as of December 31, 2010. This increase  was primarily due to:

-          An increase of Rp1,381 billion, or 40.5% in accrued expenses; and

-          An increase of Rp1,133 million, or 16.8% taxes payable in third party trade payable.

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This increase was partially offset by:

-         A decrease of Rp327 million, or 43.4% in related party trade payable; and

-         A decrease of Rp491 million, or 9.3% in current maturity of long term liabilities.

Non Current Liability

Non current liability were Rp19,884 billion (US$2,193 juta)  as of December 31, 2011 and Rp23,613 billion as of December 31, 2010. Our non-current liability decrease  primarily due to:

-          A decrease of Rp3,025 million, or 29.5% in bank loan; and

-          A decrease of Rp729 million, or 26.6% in two step loan.

Equity

Total equity increase by  Rp4,566 billion, or  8.1%, from  Rp56,415 billion as of December 31, 2010 to  Rp60,981 billion as of December 31, 2011. The increase  of equity was primarily the result of total comprehensive income for the year attributable to owners of the parent of Rp15,481 billion in  2011, offset by cash dividend of Rp8,849  billion and the acquisition cost of treasury stock of Rp2,059  billion. As a result of foregoing, our retained earnings increase by Rp5,146 billion, or 19.4% and total equity attributable to the owner of the parent increase by Rp3,091 billion, or 7.0% from Rp44,419 billion  as of December 31, 2010  to Rp47,510 billion  as of December 31, 2011.

TELKOM'S STATEMENT OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2012			2011		2010
	(Rp billion)	(US$ million)%		(Rp billion)%		(Rp billion)%
Revenues
Telephone Revenues
Cellular
Usage charges	29,477	3,059	38.2	27,189	38.1	28,024	40.9
Monthly subscription charges	696	72	0.9	571	0.8	528	0.8
Features	558	58	0.7	838	1.2	582	0.8
Total Cellular Revenues	30,731	3,189	39.8	28,598	40.1	29,134	42.5
Fixed Line
Usage charges	7,323	760	9.5	8,114	11.4	9,287	13.6
Monthly subscription charges	2,805	291	3.6	3,004	4.2	3,251	4.7
Call Center	228	24	0.3	198	0.3	-	-
Installation charges	112	11	0.1	135	0.2	179	0.3
Others	194	20	0.2	168	0.2	223	0.3
Total Fixed Line Revenues	10,662	1,106	13.7	11,619	16.3	12,940	18.9
Total Telephone Revenues	41,393	4,295	53.5	40,217	56.4	42,074	61.4
Data, Internet and Information Technology Services Revenues
Internet, data communication and information technology services	14,857	1,541	19.3	10,740	15.0	8,297	12.1
Short Messaging Service ("SMS")	12,631	1,311	16.4	13,093	18.4	11,289	16.5
VoIP	81	8	0.1	53	0.1	197	0.3
e-Business	55	6	0.1	38	0.1	18	-
Total Data, Internet and Information Technology Services Revenues	27,624	2,866	35.9	23,924	33.6	19,801	28.9
Interconnection Revenues	4,273	443	5.5	3,509	4.9	3,735	5.4
Network Revenues	1,208	125	1.6	1,301	1.9	1,058	1.5
Others Telecommunications Services Revenues	2,645	275	3.5	2,302	3.2	1,961	2.8
Total Revenues	77,143	8,004	100.0	71,253	100.0	68,629	100.0

Expenses
Operations, Maintenance and Telecommunication Services Expenses
Operations and maintenance	9,012	935	16.7	9,191	18.4	8,836	19.1
Radio frequency usage charges	3,002	312	5.6	2,846	5.7	2,892	6.3
Concession fees and Universal Service Obligation (USO) charges	1,452	151	2.7	1,235	2.5	1,177	2.5
Electricity, gas and water	879	91	1.6	836	1.7	841	1.8
Cost of phone,set top box, SIM and RUIM cards	687	71	1.3	879	1.8	1,067	2.3
Insurance	671	70	1.2	431	0.9	384	0.8
Leased lines and CPE	407	42	0.8	406	0.8	215	0.5
Vehicles rental and supporting facilities	293	30	0.5	291	0.5	283	0.6
Cost of IT service	222	23	0.4	144	0.3	200	0.5
Traveling expenses	57	6	0.1	54	0.1	60	0.1
Others	121	13	0.2	59	0.1	91	0.2
Total Operations, Maintenance and Telecommunication Services Expenses	16,803	1,744	31.1	16,372	32.8	16,046	34.7
Depreciation and Amortization Expenses	14,456	1,500	26.8	14,863	29.7	14,612	31.6
Personnel Expenses
Vacation pay, incentives and other benefits	3,400	353	6.3	2,814	5.6	2,575	5.6
Salaries and related benefits	3,257	338	6.0	3,001	6.0	2,751	6.0
Employees’ income tax	1,022	106	1.9	1,043	2.1	796	1.7
Net periodic pension costs	789	82	1.5	501	1.0	504	1.1
Early retirements programs	699	73	1.3	517	1.0	-	-
Housing	200	21	0.4	197	0.4	214	0.5
LSA	121	13	0.2	96	0.2	78	0.2
Net periodic post-retirement health care benefits costs	90	9	0.2	199	0.4	238	0.5
Insurance	83	9	0.2	70	0.2	68	0.1
Other post-retirement benefits costs	65	7	0.1	65	0.1	66	0.1
Others	60	6	0.1	52	0.1	42	0.1
Total Personnel Expenses	9,786	1,015	18.2	8,555	17.1	7,332	15.9
Interconnection Expenses	4,667	484	8.6	3,555	7.1	3,086	6.7
Marketing Expenses	3,094	321	5.7	3,278	6.6	2,525	5.5
General and Administrative Expenses	3,036	315	5.6	2,935	5.9	2,537	5.4
Loss (gain) on foreign exchange - net	189	20	0.3	210	0.4	(43)	(0.1)
Other expenses	1,973	205	3.7	192	0.4	145	0.3
Share of loss of associated companies	(11)	(1)		(10)		(14)
Total Expenses	54,005	5,604	100.0	49,960	100.0	46,240	100.0
Other Income	(2,559)	(266)		(665)		(548)
Operating Profit	25,698	2,666		21,958		22,937
Finance income	596	62		546		421
Finance costs	(2,055)	(213)		(1,637)		(1,928)
Profit Before Income Tax	24,228	2,514		20,857		21,416
Income Tax (Expense) Benefit	(5,866)	(609)		(5,387)		(5,546)
Profit for the Year	18,362	1,905		15,470		15,870
Total other comprehensive income - net	26	3		11		34
Total comprehensive income for the year	18,388	1,908		15,481		15,904
Profit for the year attributable to owners of the parent company	12,850	1,333		10,965		11,537
Total comprehensive income for the year attributable to owners of the parent company	12,876	1,336		10,976		11,571
Income per share	669.19	0.07		559.67		586.54

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Financial Overview

Year ended December 31, 2012 compared to year ended December 31, 2011

A.      Revenues

Total revenues increased by Rp5,890 billion, or 8.3%, from Rp71,253 billion in 2011 to Rp77,143 billion in 2012. The increase in revenues in 2012 was primarily due to the increase in revenues from cellular telephone, data, internet and information technology services, interconnection and other telecommunications services, partly offset by decreases in revenues from fixed lines telephone and network.

1.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp2,133 billion, or 7.5%, from Rp28,598 billion in 2011 to Rp30,731 billion in 2012 primarily due to increases in usage and monthly subscription charges, partially offset by a decrease in revenues from features.

Usage charges increased by Rp2,288 billion, or 8.4%, from Rp27,189 billion in 2011 to Rp29,477 billion in 2012 due to an increase in minutes of usage of 184.8 billion minutes, or 11.1% and a 16.9% increase in total subscribers. Monthly subscription charges increased by Rp125 billion, or 21.9%, from Rp571 billion in 2011 to Rp696 billion in 2012 due to increase in Flash and Blackberry subscribers of 93.1% with revenue growth of 21.5%. The increase was partly offset by a decrease in revenues from features, which decreased by Rp280 billion, or 33.4%, from Rp838 billion in 2011 to Rp558 billion in 2012 as a result of MoCI Regulation No. 01/PER/M.KOMINFO/01/2009 regarding premium messaging service and broadcasting short message to many receivers.

2.       Fixed Lines Telephone Revenues

Fixed lines telephone revenues decreased by Rp957 billion, or 8.2%, from Rp11,619 billion in 2011 to Rp10,662 billion in 2012. The decrease in fixed lines telephone revenues was primarily due to a decrease in usage charges, of Rp791 billion, or 9.7%, from Rp8,114 billion in 2011 to Rp7,323 billion in 2012 which was primarily caused by a decrease in local and domestic long distance usage. Further, monthly subscription charges revenues also decreased by Rp199 billion, or 6.6% in 2012. The decrease in fixed lines telephone revenues was primarily due to shifting usage to cellular telephone services.

3.       Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues increased by Rp3,700 billion, or 15.5%, from Rp23,924 billion in 2011 to Rp27,624 billion in 2012. This increase was primarily due to an increase in revenues from internet, data communication and information technology services by Rp4,117 billion, or 38.3%, from Rp10,740 billion in 2011 to Rp14,857 billion in 2012, which was in turn largely driven by increases in cellular data communication revenues from increased mobile phone data usage and an increase in Flash mobile broadband subscribers of 99.5%, from 5.5 million subscribers in 2011 to 11.0 million subscribers in 2012. The increase in revenues from internet, data communication and information technology services was also due in part to an increase in Speedy subscribers of 30.9%, from 1.8 million subscribers in 2011 to 2.3 million subscribers in 2012, a 41.9% increase in data volumes through our VPN network, from 28,702  Mbps in 2011 to 40,748 Mbps in 2012, and a 70.8% increase in data volumes through our metro ethernet, from 140,733  Mbps in 2011 to 240,315 Mbps in 2012.

SMS volumes decreased by 47.8% from 226.4 billion messages in 2011 to 118.1 billion messages in 2012, while SMS revenues decreased by a smaller degree, by Rp462 billion, or 3.5%, from Rp13,093 billion in 2011 to Rp12,631 billion in 2012. The decrease in SMS volumes is in line with general increase in usage of internet-based messaging. Revenues declined by a smaller percentage primarily due to the implementation of cost-based interconnection for SMS on June 1, 2012. Prior to June 2012, SMS were sent and received among operators on a “Sender Keeps All'' basis. Effective June 1, 2012, in line with the cost-based interconnection regime for voice calls, the Government implemented cost-based interconnection for SMS. As Telkomsel historically had more incoming SMS than outgoing SMS, cost-based interconnection for SMS resulted in an overall benefit for Telkomsel’s SMS revenues.

4.       Interconnection Revenues

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).

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Interconnection revenues increased by Rp764 billion, or 21.8%, from Rp3,509 billion in 2011 to Rp4,273 billion in 2012. This increase was triggered by an increase in domestic interconnection and transit revenues of Rp547 billion, or 26.4%, from Rp2,071 billion in 2011 to Rp2,618 billion in 2012 primarily due to an increase in cellular interconnection revenues of Rp673 billion, or 79.5%, and an increase of Rp217 billion, or 15.1% in international interconnection revenues, due to our promotion rate offers for international calls and the increased number of incoming calls to mobile subscribers.

Our total interconnection revenues accounted for 5.5% of our consolidated revenues for the year ended December 31, 2012, compared to 4.9% for the year ended December 31, 2011.

5.       Network Revenues

Network revenues decreased by Rp93 billion, or 7.1%, from Rp1,301 billion in 2011 to Rp1,208 billion in 2012 mainly due to a decrease in our revenues from leased lines services by Rp87 billion, or 9.5%, from Rp911 billion in 2011 to Rp824 billion in 2012. This decrease was due to declining prices for leased lines.

6.       Other Telecommunications Services

Revenues from other telecommunications services increased by Rp343 billion, or 14.9%, from Rp2,302 billion in 2011 to Rp2,645 billion in 2012. The increase was primarily due to an increase of Rp307 billion, or 41.5%, in CPE and terminal revenue, an increase of Rp182 billion, or 83.1%, in lease revenue, and an increase of Rp146 billion, or 56.4% in revenues from pay TV. The increase in pay TV revenues was primarily due to a 19.1% increase in the number of subscribers from 1.0 million subscribers in 2011 to 1.2 million subscribers in 2012.

This increase above was partially offset by a decrease in revenues from USO compensation due to a decrease in USO projects to establish internet service centers in various provincial capital cities in 2012 and a decrease in our directory assistance revenues.

B.      Other Income

Other income decreased by Rp1,894 billion, from Rp665 billion in 2011 to Rp2,559 billion in 2012. The decrease primarily related to insurance compensation received from the insurer amounted to Rp1,772 billion with regards to the insured Telkom-3 Satellite that was built and launched, but failed to reach its orbit on August 7, 2012. See Note 11 to our Consolidated Financial Statements.

C.      Expenses

Total expenses increased by Rp4,044 billion, or 8.1%, from Rp49,960 billion in 2011 to Rp54,005 billion in 2012. The increase in expenses was attributable primarily due to increases in operations, maintenance and telecommunication services, personnel and interconnection expenses. These expenses are further explained below:

1.       Operations, Maintenance and Telecommunications Services Expenses

Operations, maintenance and telecommunications services expenses increased by Rp431 billion, or 2.6%, from Rp16,372 billion in 2011 to Rp16,803 billion in 2012.

The increase in operations, maintenance and telecommunications services expenses was attributable by the following:

-     Insurance expenses increased by Rp240 billion, or 55.7%, from Rp431 billion in 2011 to Rp671 billion in 2012 due to payment of Telkom-3 satellite insurance;

-     Concession fees and USO charges increased by Rp217 billion, or 17.6%, from Rp1,235 billion in 2011 to Rp1,452 billion in 2012. This increase was primarily due to the increase in USO projects provisions for current period, from 1.0% to 1.9% resulting in increased infrastructure capex and an increase in revenue by Rp5,889 billion, or 8.3% which we use as basis for USO projects calculation; and

-     Radio frequency usage expenses increased by Rp156 billion, or 5.5%, from Rp2,846 billion in 2011 to Rp3,002 billion in 2012, due to an increase in bandwidth used for cellular.

The above increases were offset by the following:

-     A decrease in the cost of handset phone, set up top box, SIM and RUIM cards of Rp192 billion, or 21.8%, from Rp879 billion in 2011 to Rp687 billion in 2012. This decrease was caused by the use of less expensive packaging for SIM and RUIM cards;

-     A decrease in operations and maintenance of Rp179 billion, or 1.9%, due to a decrease in expenses associated with increasing the capacity of receiver and transmission stations and Telkomsel’s broadband services.

2.       Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased by Rp407 billion, or 2.7%, from Rp14,863 billion in 2011 to Rp14,456 billion in 2012, primarily due to lower impairment charge on fixed wireless cash generating unit (“CGU”) by Rp316 billion, or 56.1% from Rp563 billion in 2011 to Rp247 billion in 2012. In addition, amortization expense decreased by Rp23 billion, or 3.8%, from Rp599 billion in 2012 to Rp576 billion in 2012 due to decrease in goodwill

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impairment expense and licence amortization expense, and depreciation expense decrease by Rp68 billion, or 0.5%, from Rp13,701 billion in 2012 to Rp13,633 billion in 2012. Decrease in depreciation expense primarily due to switching equipment and cable network expenses.

3.       Personnel Expenses

Personnel expenses increased by Rp1,231 billion, or 14.4%, from Rp8,555 billion in 2011 to Rp9,786 billion in 2012 due in part to an increase in vacation pay, incentives and other benefits by Rp586 billion, or 20.8%, from Rp2,814 billion in 2011 to Rp3,400 billion in 2012, an increase by Rp182 billion or 35.2% in early retirement program expenses from Rp517 billion in 2011 to Rp699 billion in 2012, and an increase in salaries and related benefits by Rp256 billion or 8.5% from Rp3,001 billion in 2011 to Rp3,257 billion in 2012.

4.       Interconnection Expenses

Interconnection expenses increased by Rp1,112 billion, or 31.3%, from Rp3,555 billion in 2011 to Rp4,667 billion in 2012 primarily due to an increase of Rp1,050 billion, or 43.5% in domestic interconnection and transit interconnection expenses and an increase in international interconnection fees.

Our total interconnection expenses accounted for 8.6% of our consolidated expenses for the year ended December 31, 2012, compared to 7.1% for the year ended December 31, 2011.

5.       Marketing Expenses

Marketing expenses decreased by Rp184 billion, or 5.6%, from Rp3,278 billion in 2011 to Rp3,094 billion in 2012 primarily due to a decrease in advertising and promotion expenses by Rp249 billion, or 9.1%, due to marketing cost optimization.

6.       General and Administrative Expenses

General and administrative expenses increased by Rp101 billion, or 3.4%, from Rp2,935 billion in 2011 to Rp3,036 billion in 2012 due in part to an increase  in general expenses by Rp201 billion, or  61.7%, from  Rp326 billion in 2011 to  Rp527 billion in 2012. The increase  in general expenses was primarily due to vehicle facility reimbursement expenses related to changes of our policy and directors’ severance pay due to the Board of Directors changes in 2012.  Provision for impairment of receivables increased by Rp32 billion, or 3.6%, from Rp883 billion in 2011 to Rp915 billion in 2012. This increase primarily resulted from current year individual and collective assessment for impairment of receivables.

The increase in provision for impairment of receivables was partially offset by a decrease in social contribution expenses by Rp161 billion, or 55.5%, from Rp290 billion in 2011 to Rp129 billion in 2012. This decrease resulted from our shareholders’ decision to lower the amount of net profit spent on corporate social responsibility from 2.0% in 2011 to 1.0% in 2012.

Professional fees decreased by Rp48 billion, or 20.4%, while security and screening expense decreased by Rp35 billion, or 36.1%, from Rp97 billion in 2011 to Rp62 billion in 2012.

7.       (Loss) gain on Foreign Exchange - net

Loss on foreign exchange - net decreased by Rp21 billion, from Rp210 billion in 2011 to Rp189 billion in 2012. The decrease was primarily due to the depreciation of the Japanese Yen by 4.3% and the increase of our assets due to the appreciation of the US Dollar by 6.3%.

8.       Other expenses

Other expenses increased by Rp1,781 billion, from Rp192 billion in 2011 to Rp1,973 billion in 2012. The increase primarily related to derecognition of the carrying value of the Telkom-3 Satellite, which was built and launched, but failed to reach usable orbit on August 7, 2012, amounting to Rp1,606 billion. See Note 11 to our Consolidated Financial Statements.

D.      Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit increased by Rp3,740 billion, or 17.0%, from Rp21,958 billion in 2011 to Rp25,698 billion in 2012. Operating profit margin increased from 30.8% in 2011 to 33.3% in 2012.

E.       Profit before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax increased by Rp3,371 billion, or 16.2%, from Rp20,857 billion in 2011 to Rp24,228 billion in 2012. Pre-tax margin slightly increased from 29.3% in 2011 to 31.4% in 2012.

F.       Income Tax Expense

Income tax expense decreased by Rp479 billion, or 8.9%, from Rp5,387 billion in 2011 to Rp5,866 billion in 2012, following the increase in profit before income tax.

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G.      Other Comprehensive (Expenses) Income

Other comprehensive expenses increased by Rp15 billion, or 136.4%, from Rp11 billion in 2011 to Rp26 billion in 2012 due to increase in foreign currency translation by Rp24 billion offset by decrease in change in fair value of available-for-sale financial assets by Rp9 billion.

H.      Comprehensive Income for the Year

Comprehensive income for the year increased by Rp2,907 billion, or 18.8%, from Rp15,481 billion in 2011 to Rp18,388 billion in 2012.

I.        Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp1,007 billion, or 22.4%, from Rp4,505 billion in 2011 to Rp5,512 billion in 2012.

J.        Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp1,884 billion, or 17.2%, from Rp10,965 billion in 2011 to Rp12,850 billion in 2012.

K.      Net Income per Share

Net income per share increased by Rp109, or 19.5%, from Rp560 in 2011 to Rp669 in 2012.

Year ended December 31, 2011 compared to year ended December 31, 2010

A.      Revenues

Total revenues increased by Rp2,624 billion, or 3.8%, from Rp68,629 billion in 2010 to Rp71,253 billion in 2011. The increase in revenues in 2011 was primarily due to the increase in revenues from data, internet and information technology services, network and other telecommunications services, partly offset by decreases in revenues from fixed lines, cellular, and interconnection. Cellular telephone revenues, largest component of our revenues, slightly decreased by Rp536 billion, or 1.8%, in 2011.

1.       Telephone Revenues

           -    Cellular Telephone Revenues

Cellular telephone revenues decreased by Rp536 billion, or 1.8%, from Rp29,134 billion in 2010 to Rp28,598 billion in 2011 primarily due to decreases in usage charges, offset partially by an increase in revenues from features.

Usage charges decreased by Rp835 billion, or 3.0%, from Rp28,024 billion in 2010 to Rp27,189 billion in 2011 due to decrease in local cellular usage. On the other hand, features revenues increased by Rp256 billion, or 44.0%, from Rp582 billion in 2010 to Rp838 billion in 2011.

                   -    Fixed Lines Telephone Revenues

Fixed lines telephone revenues decreased by Rp1,321 billion, or 10.2%, from Rp12,940 billion in 2010 to Rp11,619 billion in 2011. The decrease in fixed lines telephone revenues was primarily due to the decrease in usage charges, which decreased by Rp1,173 billion, or 12.6%, from Rp9,287 billion in 2010 to Rp8,114 billion in 2011 due to decreases in local and domestic long distance usage. Further, monthly subscription charges revenues also decreased by Rp247 billion, or 7.6% in 2011. The decreases were primarily due to a decline in the use of fixed line services as consumers favored newer technologies.

2.       Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues increased by Rp4,123 billion, or 20.8%, from Rp19,801 billion in 2010 to Rp23,924 billion in 2011. This increase was primarily due to an increase in revenues from internet, data communication and information technology services by Rp2,443 billion, or 29.4%, from Rp8,297 billion in 2010 to Rp10,740 billion in 2011. This increase was due in part to an increase in the number of our Speedy internet subscribers by 8.5%, from 1.6 million subscribers in 2010 to 1.8 million subscribers in 2011, and an increase in the number of our Flash internet subscribers by 45.7%, from 3.8 million subscribers in 2010 to 5.5 million subscribers in 2011. The increase was also due to the increase in data volumes through our VPN network by 18.4%, from 24,237 Mbps in 2010 to 28,702 Mbps in 2011, and data volumes through our Metro ethernet by 131.0%, from 60,924 Mbps in 2010 to 140,733 Mbps in 2011.

SMS revenue also increased by Rp1,804 billion, or 16.0%, from Rp11,289 billion in 2010 to Rp13,093 billion in 2011. This increase was due to an increase in SMS volumes of 13.4% from 199.6 billion messages in 2010 to 226.4 billion messages in 2011.

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3.       Interconnection Revenues

Interconnection revenues decreased by Rp226 billion, or 6.1%, from Rp3,735 billion in 2010 to Rp3,509 billion in 2011. International interconnection revenues decreased by Rp123 billion, or 7.9%, from Rp1,561 billion in 2010 to Rp1,438 billion in 2011 and domestic interconnection and transit revenues decreased by Rp103 billion, or 4.7%, from Rp2,174 billion in 2010 to Rp2,071 billion in 2011. This was caused in part by a decrease of Rp113 billion, or 6.0%, in cellular interconnection revenues due to the cellular industry’s promotion of reduced rates for calls between subscribers of the same cellular network. Furthermore, government mandated interconnection rates for 2011 were slightly lower than the rates in 2010. In addition, international interconnection revenues also slightly decreased. Both cellular and international interconnection revenues decreased due to the substantial increase in the use of VoIP to make calls, including from mobile phones through VoIP mobile applications.

Interconnection revenues comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).

Our total interconnection revenues accounted for 4.9% of our consolidated revenues for the year ended December 31, 2010, compared to 5.4% for the year ended December 31, 2011.

4.       Network Revenues

Network revenues increased by Rp243 billion, or 23.0%, from Rp1,058 billion in 2010 to Rp1,301 billion in 2011 mainly due to a substantial increase in our revenues from leased lines services by Rp224 billion, or 32.6%, from Rp687 billion in 2010 to Rp911 billion in 2011. This increase was due to the increased number of capacity leased from 40,451 E1 in 2010 to 118,357 E1 in 2011, as demand increased due to economic growth and partially offset with declining prices for leased lines.

Satellite transponder lease revenues increased by Rp19 billion, or 5.1%, from Rp371 billion in 2010 to Rp390 billion in 2011 due to an increase in capacity leased resulting from increased demand.

5.       Other Telecommunications Services

In 2011, our revenues from other telecommunications services increased by Rp341 billion, or 17.4%, from Rp1,961 billion in 2010 to Rp2,302 billion in 2011. The increase in other telecommunications services revenues was primarily due to an increase in revenues from pay TV by Rp100 billion, or 63.0%, from Rp159 billion in 2010 to Rp259 billion in 2011, an increase in USO compensation by Rp87 billion, or 25.5%, from Rp342 billion in 2010 to Rp430 billion in 2011, and an increase in other revenues by Rp26 billion, or 22.4%, from Rp117 billion in 2010 to Rp143 billion in 2011.

Revenues from pay TV increased due to substantial increase in the number of subscribers from 212.9 thousand subscribers in 2010 to 1,000 thousand  subscribers in 2011 resulting from our intensive promotional campaign and lower tariffs. Revenues from USO compensation increased due to revenues in 2011 primarily due to a USO project to establish internet service centers in various provincial capital cities. Other revenues increased due in part to revenues from fees charged to businesses listing for our directory assistance amounted to Rp349 billion in 2011.

B.      Expenses

Total expenses increased by Rp3,720 billion, or 8.0%, from Rp46,240 billion in 2010 to Rp49,960 billion in 2011. The increase in expenses was attributable primarily due to increases in personnel, marketing and interconnection expenses. These expenses are further explained below:

1.       Operations, Maintenance and Telecommunications Services Expenses

Operations, maintenance and telecommunications services expenses increased by Rp326 billion, or 2.0%, from Rp16,046 billion in 2010 to Rp16,372 billion in 2011. The increase in operations, maintenance and telecommunications services expenses was attributable to an increase in maintenance expense for tower, office building and base station by Rp355 billion, or 4.0%, resulting from the expanded capacity of Telkomsel’s transmitting and receiving stations and broadband services.

Other increases in operations, maintenance and telecommunications services expenses included:

-     Leased lines and CPE expenses increased by Rp191 billion, or 88.8%, from Rp215 billion in 2010 to Rp406 billion in 2011;

-     Concession fees and USO charges increased by Rp58 billion, or 4.9%, from Rp1,177 billion in 2010 to Rp1,235 billion in 2011. This increase followed from increased total revenues by 3.8%; and

-     Insurance expenses increased by Rp47 billion, or 12.2%, from Rp384 billion in 2010 to Rp431 billion in 2011. This increase was due to insurance expense of damage sustained by our submarine cables caused by a tsunami in West Sumatra and an earthquake in Sumbawa in 2010.

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The above increases were partially offset by the following:

-    The cost of handset phone, set top box, SIM and RUIM cards decreased by Rp188 billion, or 17.6%, from Rp1,067 billion in 2010 to Rp879 billion in 2011. This decrease was caused by the use of less expensive packaging for SIM and RUIM cards;

-    The cost of IT services decreased by Rp56 billion, or 28.0%, from Rp200 billion in 2010 to Rp144 billion in 2011. This decrease was resulted from a decrease in the number of software licenses maintained, because of the substitution using Sigma’s services for some software in 2011, and a decrease in software maintenance expenses; and

-     Radio frequency usage expenses decreased by Rp46 billion, or 1.6%, from Rp2,892 billion in 2010 to Rp2,846 billion in 2011, due to a new regulation issued on December 13, 2010 under which right-of-use fees paid to the Government for BTSs are no longer calculated in relation to the number of BTSs deployed and are computed based on bandwidth used.

2.       Depreciation and Amortization Expenses

Depreciation and amortization expenses increased by Rp251 billion, or 1.7%, from Rp14,612 billion in 2010 to Rp14,863 billion in 2011, primarily due to an increase in depreciation expense of Rp616 billion, or 4.7%, from Rp13,085 billion in 2010 to Rp13,701 billion in 2011, resulting from the depreciation of facilities supporting BTSs and switching equipment, offset by decreases in the depreciation of cable networks, data processing equipment and capital leases.

As increased competition in the fixed wireless market resulted in lower average tariffs, declining active customers and declining ARPU, we conducted an impairment test for the fixed wireless cash generating unit. See “Business Overview – Risk Factors – Risks Related to Our Business – Competition Risks Related to Our Fixed Telecommunication Business”. We wrote down impaired fixed wireless related assets to their recoverable value, which was determined by our management to be based on estimated VIU calculations. In determining VIU, our management uses discretion in establishing forecasts of future operating performance, as well as in selecting assumed growth rates and discount rates.

These judgments are applied based on our understanding of historical information and expectations of future performance. The cash flow projections reflect management’s expectations of revenue, EBITDA growth, and operating cash flows on the basis that the fixed wireless CGU generates positive net cash flows from 2013 and returns to profitability in 2016. Management’s cash flow projection also incorporate expectations for developments in macro-economic conditions and market expectations for the Indonesian telecommunications industry. The projection assumes that management will receive appropriate licenses and effectively implement a full mobility initiative that will remove limitations in the existing service which can only be used by customers within a particular area code. Management applied a pre-tax discount rate of 11.4%, derived from our post-tax weighted average cost of capital and benchmarked to externally available data. The perpetuity growth rate used of 0% assumes that while subscriber numbers may continue to increase after five years, ARPU may decline such that only negligible long term growth will be achieved in a competitive market.

We recognized an impairment for assets in the fixed wireless CGU as of December 31, 2011 resulting in an impairment charge of Rp563 billion (2010: Rp nil) in the Consolidated Statement of Comprehensive Income under ‘Depreciation and Amortization’. Changing the key assumptions, including the discount rates or the growth rate assumption in the cash flow projections, could materially affect the value in use calculations. A 1% increase in the discount rate used would result in an increase in impairment loss of approximately Rp907 billion. However the recoverable amount of the fixed wireless CGU is most sensitive to whether management will be able to implement its plans, including the full mobility initiative, such that it generates positive cash flows and returns to profitability as projected. If the performance of the fixed wireless CGU continues to decline or if management’s initiatives are not performing as expected in the next financial year, analysis will be required to assess whether there will be further impairment next year.

3.       Personnel Expenses

Personnel expenses increased by Rp1,223 billion, or 16.7%, from Rp7,332 billion in 2010 to Rp8,555 billion in 2011. The increase in personnel expenses was due in part to an increase in salaries and related benefits of Rp250 billion, or 9.1%, from Rp2,751 billion in 2010 to Rp3,001 billion in 2011. This increase was due in part to an annual increase in basic salaries of 8.0% to adjust for domestic inflation.

In addition, early retirement program expenses were Rp517 billion in 2011, compared to nil in 2010 when no early retirement programs were offered. Vacation pay, incentives and other benefit expense also contributed to the increase by Rp239 billion, or 9.3%, from Rp2,575 billion in 2010 to Rp2,814 billion in 2011, primarily due to an increase in incentives.Employees’ income tax expenses also increased by Rp247 billion, or 31.0%, from Rp796 billion in 2010 to Rp1,043 billion in 2011. This increase followed from the increase in salaries and related benefits.

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4.       Interconnection Expenses

Interconnection expenses increased by Rp469 billion, or 15.2%, from Rp3,086 billion in 2010 to Rp3,555 billion in 2011. Interconnection expenses increased due to an increase in domestic cellular interconnection and transit (interconnection expenses for calls between Telkomsel subscribers routed through the cellular network of another company) interconnection expenses by Rp434 billion, or 21.9%, which was in line with the increase in Telkomsel’s number of subscribers in 2011 by 13.8%.

Our total interconnection expenses accounted for 7.1% of our consolidated expenses for the year ended December 31, 2011, compared to 6.7 % for the year ended December 31, 2010.

5.       Marketing Expenses

Marketing expenses increased by Rp753 billion, or 29.8%, from Rp2,525 billion in 2010 to Rp3,278 billion in 2011 primarily due to an increase in advertising and promotion expenses by Rp749 billion, or 37.6%. The increase in advertising and promotion expenses was due to changes of Telkomsel’s dealer incentive scheme.

6.       General and Administrative Expenses

General and administrative expenses increased by Rp398 billion, or 15.7%, from Rp2,537 billion in 2010 to Rp2,935 billion in 2011 due in part to an increase in the provision for impairment of receivables by Rp358 billion, or 68.2%, from Rp525 billion in 2010 to Rp883 billion in 2011. This increase mainly resulted from current year individual and collective assessment for impairment of receivables.

In addition, social contribution expenses increased by Rp119 billion, or 69.6%, from Rp171 billion in 2010 to Rp290 billion in 2011. This increase resulted from the decision by our shareholders to increase the amount spent on corporate social responsibility from 1.0% of our total comprehensive income in 2010 to 2.0% of our total comprehensive income in 2011, allocated equally between community development and partnership programs.

Professional fees increased by Rp72 billion, or 44.2%, from Rp163 billion in 2010 to Rp235 billion in 2011.

The increase in professional fees, social contribution expenses and provision for impairment of receivables were  partially offset by a decrease in security and screening expense of Rp118 billion, or 54.9%, from Rp215 billion in 2010 to Rp97 billion in 2011. This decrease was due to a major optimization exercise pursuant to which the number of security guards used was substantially reduced and guards were sourced from a Telkom subsidiary instead of a third party.

In addition, collection expenses decreased by Rp74 billion, or 18.5%, from Rp401 billion in 2010 to Rp327 billion in 2011.

7.       (Loss) gain on Foreign Exchange - net

(Loss) gain on foreign exchange - net increased by Rp253 billion or 588.4% from a gain of Rp43 billion in 2010 to a loss of Rp210 billion in 2011. The increase is primarily due to the appreciation of the Yen by 5.6% in 2011 which resulted in the increase in cost of debt denominated in Yen, doubled with a smaller loss due to the appreciation of the US Dollars by 0.7% in 2011.

C.      Operating Profit and Operating Profit Margin

As a result of the foregoing, operating profit decreased by Rp979 billion, or 4.3%, from Rp22,937 billion in 2010 to Rp21,958 billion in 2011. Meanwhile, revenues increased by Rp2,624 billion, or 3.8%, our operating profit margin decreased from 33.4% in 2010 to 30.8% in 2011.

D.      Profit  before Income Tax and Pre-Tax Margin

As a result of the foregoing, profit before income tax decreased by Rp559 billion, or 2.6%, from Rp21,416 billion in 2010 to Rp20,857 billion in 2011. Pre-tax margin slightly decreased from 31.2% in 2010 to 29.3% in 2011.

E.       Income Tax Expense

Income tax expense increased by Rp159 billion, or 2.9%, from Rp5,546 billion in 2010 to Rp5,387 billion in 2011, following the decrease in profit before income tax by 2.6%.

F.       Other Comprehensive Income

Other comprehensive income for the year decreased by Rp23 billion, or 67.6%, from Rp34 billion in 2010 to Rp11 billion in 2011  due to a decrease in foreign currency translation of Rp31 billion, offset by an increase in change in fair value of available-for-sale financial assets of Rp5 billion.

G.      Comprehensive Income for the Year

Total Comprehensive income for the year decreased by Rp423 billion, or 2.7%, from Rp15,904 billion in 2010 to Rp15,481 billion in 2011.

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H.      Profit for the Year Attributable to Non-controlling Interest

Profit for the year attributable to non-controlling interest increased by Rp172 billion, or 4.0%, from Rp4,333 billion in 2010 to Rp4,505 billion in 2011.

I.        Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company decreased by Rp572 billion, or 5.0%, from Rp11,537 billion in 2010 to Rp10,965 billion in 2011.

J.        Net Income per Share

Net income per share decreased by Rp27, or 4.6%, from Rp587 in 2010 to Rp560 in 2011.

Net Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements:

	Years ended December 31,
	2012		2011	2010
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Net cash flows:
provided by operating activities	27,941	2,898	30,553	27,759
used in investing activities	(11,311)	(1,173)	(14,505)	(16,518)
used in financing activities	(13,314)	(1,381)	(15,539)	(9,820)
Net increase in cash and cash equivalents	3,316	344	509	1,421
Effect of foreign exchange rate changes on cash and cash equivalents	168	17	5	(106)
Cash and cash equivalents at beginning of year	9,634	1,000	9,120	7,805
Cash and cash equivalents at end of year	13,118	1,361	9,634	9,120

Year ended December 31, 2012 compared to year ended December 31, 2011

Cash Flows from Operating Activities

Net cash provided by operating activities in 2012 was Rp27,941 billion (US$2,898  million) compared to Rp30,553  billion in 2011. The decrease was primarily due to an increase of Rp8,235 billion, or 32.4%, in cash payments for expenses. This was partially offset by an increase of Rp4,391 billion, or 6.5%, in cash receipts from customers due to the increase of our revenues.

Cash Flows from Investing Activities

Net cash flows used in investing activities in 2012 was Rp11,311 billion (US$1,173 million) compared to Rp14,505 billion in 2011. This decrease was primarily due to an increase of Rp3,975 billion, in purchases of available for sale financial assets and a decrease of Rp4,976 billion, or 37.7%, in cash payments for the acquisition of property and equipment. This was partially offset by an decrease of Rp1,862 billion or 14,323.1% in proceeds from insurance claims relating to unsuccessful launch of the Telkom-3 satellite.

Apart from cash on hand and cash in banks, we invest the majority of our excess cash from time to time in time deposits. Since May 14, 2004, we also have been investing a part of our excess cash in Rupiah-based mutual funds and other marketable securities. As of December 31, 2012, other current financial assets totaling Rp4,338 billion (US$450 million) in mutual funds and other marketable securities were outstanding.

Cash Flows from Financing Activities

Net cash flows used in financing activities totaled Rp13,314 billion (US$1,381 million) in 2012 compared to Rp15,539 billion in 2011. This decrease by Rp2,225 billion, or 14.3%, was primarily due to a decrease of Rp3,075 billion, or 41.9%, in repayment of two-step loans and bank loans and a decrease of Rp315 billion, or 15.3% in payments for treasury stock. This was partially offset by an increase of Rp1,058 billion, or 17.4%, in cash dividends paid to our stockholders.

Year ended December 31, 2011 compared to year ended December 31, 2010

Cash Flows from Operating Activities

Net cash provided by operating activities in 2011 was Rp30,461 billion (US$3.358    million) compared to Rp27,725    billion in 2010. Our higher operating cash flow was primarily due to:

-         An increase of Rp2,936 billion, or 4.5%, in cash receipts from customers due to the increased of our revenues;

-         A decrease of Rp484 billion, or 5.4%, in cash payments to employees; and

-         A decrease of Rp470 billion, or 8.1%, in cash payments of income tax.

The above increase in operating cash flows was partially offset by:

-        A decrease of Rp659 billion, or 100.0%, in cash receipt of claim for tax refund as no claim for tax refund accrued in 2011; and

-        An increase of Rp612 billion, or 158.5%, in payments of cash refund to customers.

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Cash Flows from Investing Activities

Net cash flows used in investing activities in 2011 was Rp14,413 billion (US$1,590 million) compared to Rp16,484 billion in 2010. This was primarily due to a decrease of Rp1,813 billion, or 12.2%, in cash payments for the acquisition of property, plant and equipment.

Cash Flows from Financing Activities

Net cash flows used in financing activities in 2011 was Rp15,539 billion (US$1,713 million) compared to Rp9,820 billion in 2010. This was primarily due to:

-     A decrease of Rp4,731 billion, or 56.9%, in cash receipts from the proceeds from loans and other borrowings, resulted from a decrease in cash receipts from the proceeds from two steps loans and bank loans by Rp2,146 billion, or 44,3% doubled with a decrease of Rp2,991 billion in cash receipts from the proceeds from bonds, as no bonds were issued in 2011; and

-     An increase of Rp2,059 billion in cash payments for repurchases of shares, as no such purchases were made in 2010.

This was partially offset by a decrease of Rp1,131 billion, or 12.4%, in cash payments for the repayments of loans and other borrowings, primarily due to a decrease of Rp1,382 billion, or 15.9%, in cash payments for the repayments of two steps loans and bank loans.

OBLIGATION AND COMMITMENT

A. Contractual Obligation

The following table sets forth information on certain of our material contractual obligations as of December 31, 2012.

	By Payment Due Dates
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Short-Term Loans(1)(6)	37	37	-	-	-
Long-Term Debts(2)(6)	16,914	5,111	7,450	1,285	3,068
Capital Lease Obligations(3)	2,324	510	666	473	675
Interest on Short-term Loans, Long-term Debts and Capital Lease Obligations(7)	848	142	280	215	211
Operating Leases(4)	13,829	2,017	3,518	3,099	5,195
Unconditional Purchase Obligations(5)	10,355	10,355	-	-	-
Total	44,307	18,172	11,914	5,072	9,149

(1) Related to liabilities under short-term loans obtained from Bank Ekonomi and Bank CIMB Niaga See Note 16 to our Consolidated Financial Statements.
(2) See Notes 17-20 to our Consolidated Financial Statements.
(3) Related to the leases of the transmission installation and equipment, vehicles and processing equipment and office equipment for our telecommunication networks for Telkom Flexi and CPE.
(4) Related primarily to leases of leased line, telecommunication equipment and land and building.
(5) Capital expenditures committed under contractual arrangements.
(6) Excludes the related contractually committed interest obligations.
(7) See “Business Overview – Risk Factors – Risks Related to Our Business – Financial Risks – We are exposed to interest rate risk”.

See Note 41 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, as of December 31, 2012, we had long-term liabilities for pension, post-retirement health care benefits and long service awards. In 2012 we contributed Rp300 billion to our post-retirement health care benefits plan and to our defined benefit pension plan Rp186 billion. See Notes 34 and 36 to our Consolidated Financial Statements.

B. Indebtedness

     Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, short-term bank loans and deferred consideration for business combinations) as of December 31, 2010, 2011 and 2012 were as follows:

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	As of December 31,
	2012	2012	2011	2010
	(Rp billion)	(US$ million)	(Rp billion)	(Rp billion)
Indonesian Rupiah	16,192	1,680	14,142	17,667
US Dollar(1)	2,052	213	2,561	3,147
Japanese Yen(2)	1,031	107	1,168	1,191
Total	19,275	2,000	17,871	22,005

(1)   The amounts as of December 31, 2010, 2011 and 2012 translated into Rupiah at Rp9,015, Rp9,075 and Rp9,645 = US$1, respectively, being the Reuters sell rates for US Dollar at each of those dates.

(2)   The amounts as of December 31, 2010, 2011 and 2012 translated into Rupiah at Rp110.8, Rp117.0 and Rp111.8 = Yen 1, respectively, being the Reuters sell rates for Yen at each of those dates.

Of our total indebtedness, as of December 31, 2012, Rp5,658  billion, Rp8,116  billion and Rp1,758  billion were scheduled for repayment in 2013, 2014 to 2015 and 2016 to 2017 and thereafter, respectively.

For further information on our Company’s indebtedness, see Notes 16-20 to our Consolidated Financial Statements.

C. Material Contracts

In 2012 and 2011, we did not enter into any new material contracts nor did we amend any existing material contracts, other than contracts entered into or amended in the ordinary course of business.

LIQUIDITY

Liquidity Sources

The main source of our corporate liquidity is cash provided by operating activities and long-term debt through the capital markets as well as long-term and short-term loans through bank facilities. We divide our liquidity sources into internal and external liquidity.

A.      Internal Liquidity Sources

To fulfill our obligations we rely primarily on our internal liquidity. As of December 31, 2012, we had Rp13,118 billion in cash and cash equivalents available. In 2012, cash and cash equivalents increased by Rp3,484 billion. In 2012, the increase of cash flow provided by operating activities primarily arise from cash receipts from customers of Rp71,910 billion.

We made net repayments of current indebtedness for borrowed money of Rp9,098 billion in 2010, Rp7,967 billion in 2011 and Rp5,843 billion in 2012. Cash outflows in 2012 reflected payments for:

-         Long-term liabilities of Rp4,259 billion;

-         Short-term liabilities of Rp654 billion; and

-         Obligations under finance leases of Rp418 billion.

Our internal liquidity strength reflected in our current ratio, which we calculate as current assets divided by current liabilities, increased from 95.8% as of December 31, 2011 to 116.0%  as of December 31, 2012.

B.      External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, two-step loans, bonds and notes payable. During the year 2012 we used external liquidity:

-         Bank loans of Rp3,936  billion; and

-         Short-term bank loans of Rp590  billion.

C.      Outstanding Liquidity Sources

We had undrawn loan facilities which include the following sources of unused liquidity:

-         ABN Amro Bank facility in the amount of Rp1,925 billion;

-         Bank CIMB Niaga loan facility in the amount of Rp1,204 billion;

-         BRI loan facility in the amount of Rp214 billion;

-         BNI loan facility in the amount of Rp200 billion; and

-         Syndicated loan facility of BNI, BRI and Bank Mandiri in the amount of Rp2.5 billion.

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NET WORKING CAPITAL

Net working capital, calculated as the difference between current assets and current liabilities, amounted to a deficit Rp930  billion as of December 31, 2011 and surplus Rp3,866  billion (US$400  million) as of December 31, 2012. The increase in net working capital was primarily due to:

-         A substantial increase of Rp3,965  billion in other current financial assets (mainly available-for-sale financial assets);

-         An increase of Rp3,484 billion in cash and cash equivalents; and

-         A decrease of Rp1,042 billion in trade payables from third parties.

This was partially offset by:

-         An increase of Rp1,373  billion in accrued expense;

-         An increase of Rp808  billion in current maturities of long-term liabilities; and

-         A decrease of Rp791 billion in asset held for sale.

We believe that our net working capital is sufficient for our present requirements. We expect that our net working capital will continue to be addressed by various funding sources, including cash from operating activities and bank loans.

See “Liquidity”.

SOLVANCY

Our solvency or our ability to meet our short-term and long-term obligations highly influenced by our source of liquidity. Refer to explanation on “Liquidity”.

A.      Current Liabilities

Our ability to pay our current liabilities is indicated by the ratios on the table below:

Ratios	2012	2011
Cash	Rp13,118 billion	Rp9,634 billion
Other current financial assets	Rp4,338 billion	Rp373 billion
Inventory	Rp579 billion	Rp758 billion
Current assets	Rp27,973 billion	Rp21,258 billion
Current liabilities	Rp24,107 billion	Rp22,189 billion

Current ratio	116.0%	95.8%
Quick ratio	113,6%	92,4%
Cash ratio	72,4%	45,1%

B.      Non-Current Liabilities

Our ability to pay our debt is indicated by the ratios on the table below

Ratios	2012	2011
Debt	Rp19.275 billion	Rp17.871 billion
Equity	Rp51,541 billion	Rp47,510 billion
Finance costs	Rp2,055 billion	Rp1,637 billion
EBITDA	Rp40.154 billion	Rp36.821 billion

Debt to equity ratio	37.4%	37.6%
Debt to EBITDA	48.0%	48.5%
Times interest earned ratio	19.5 times	22.5 times

For detail discussion about our debt, see Notes 16-20 to our Consolidated Financial Statements.

RECEIVABLE COLLECTIBILITY

Our receivable collectability is relatively stable in 2011 and 2012, indicated by the ratios on the table below:

Ratios	2012	2011
Trade receivables	Rp5,223 billion	Rp4,915 billion
Revenues	Rp77,143 billion	Rp71,253 billion

Average collection period	24.7 days	25.2 days
Receivable turnover	14.8 times	14.5 times

Ratios on the table above show that we take an average of 25 days to collect our receivable. In addition, the funds invested in receivable are turned 15 times in average in one year.

We have made provision for impairment of receivables based on the collectability amount of the historical impairment rates and individual account of its customers’ credit quality and credit history, amounted to Rp2,047 in 2012 and Rp1,732 billion in 2011. As of December 31, 2012 and 2011, the carrying amount of our receivables considered past due but not impaired amounted to Rp2,189 billion and Rp2,068 billion, respectively. We concluded that past due but not impaired receivables, along with receivables that are neither past due nor impaired, are due from customers with good debt history and are expected to be recoverable.

For detail discussion about our receivable, see Note 5 to our Consolidated Financial Statements.

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CAPITAL STRUCTURE
Our capital structure as of December 31, 2012 is described as follows:
	Amount (Rp billion)	Portion (%)
Short Term	37	(0.0)
Long Term	19,238	27.2
Debt	19,275	27.2
Equity	51,541	72.8
Total Invested Capital	70,816	100.0

We take a qualitative approach towards our capital structure and debt levels. Under our syndicated loan agreement with BNI and BRI dated June 16, 2009, we are required to maintain a debt to equity ratio of not more than 2.0 and debt service coverage ratio of more than 1.25. As of December 31, 2012, our debt to equity ratio was 37.4 and our debt service coverage ratio was  4.3, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry. For detail discussion about management policy on capital structure, see Note 45 to our Consolidated Financial Statements.

CAPITAL EXPENDITURES

In 2012, we incurred capital expenditures of Rp17,272 billion  (US$1,792 million), less than the originally budgeted Rp19,863 billion. This decrease was mainly due to the delay of our SCCS development projects.

Our capital expenditures are grouped into the following categories for planning purposes:

-          Broadband services, which consist of broadband, IT, application and content and service node;

-          Network infrastructure, which consists of core transmission network, metro-ethernet and Regional Metro Junction (“RMJ”), IP  backbone and satellite;

-          Optimizing legacy, which consists of fixed wireless and fixed wireline; and

-          Capex supports.

Of our Rp17,272 billion  capital expenditure in 2012, Telkom (as parent company) incurred capital expenditures of Rp4,040 billion (US$419 million), Telkomsel incurred capital expenditures of Rp10,656 billion  (US$1,106 million) and our other subsidiaries incurred capital expenditures of Rp2,576 billion  (US$267 million) as follows:

Table of realization of our capital expenditure
	Years Ended December 31,
	2012	2011	2010	2009
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Telkom (parent company)
Broadband services	1,662	1,875	1,313	1,312
Network infrastructure	2,060	1,979	1,861	2,208
Optimizing legacy	86	156	264	1,913
Support	232	192	185	219
Subtotal for Telkom (parent company)	4,040	4,202	3,623	5,652
Subsidiaries
Telkomsel	10,656	8,472	8,197	12,673
Others	2,576	1,929	831	836
Subtotal for Subsidiaries	13,232	10,401	9,028	13,509
Total for Telkom Group	17,272	14,603	12,651	19,161

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Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the Rupiah/US Dollar and Rupiah/Euro exchange rates and other applicable foreign exchange rates, the availability of vendor or other financing on terms acceptable to us, technical or other problems in obtaining or installing equipment and whether we enter any new lines of business.

MATERIAL COMMITMENT FOR CAPITAL INVESTMENT

A.      Purpose of the Commitment

As of December 31, 2012, we had material commitments for capital expenditures under certain contractual arrangements of Rp10,355 billion, principally relating to procurement and installation of switching equipment, transmission equipment and cable network. These include, among others, broadband access development with MSAN platform, GPON project, metro Ethernet expansion project, Mataram-Kupang Palapa Ring project, Sumatra-Bangka SCCS project, Tarakan-Tanjung Selor SCCS project, Jakarta-Bangka-Batam-Singapura SCCS project and Luwuk-Tutuyan SCCS project.

Our subsidiary, Telkomsel, has material commitments for capital expenditures related, among others, to the construction of combined 2G and 3G core network as well as maintenance and procurement of equipment and related services for Next Generation Convergence, IP RAN Rollout and Technical Support. In addition, TelkomProperty and Mitratel also have material commitment for capital expenditures, each related to construction of Telkom Landmark Tower building and telecommunication towers.

For more detailed discussion regarding our material commitments for capital expenditures, see Note 44 to our Consolidated Financial Statements.

B.    Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations. In 2013, we have budgeted capital expenditure of approximately Rp27.2 trillion, significantly higher than in 2012. We expect that of the total budgeted increase in capital expenditure for 2013 over 2012, a significant proportion of the increase will be allocated to broadband services, with a portion of the increase allocated to subsidiaries. We expect to still fund a majority of our capital expenditure requirements in 2013 with cash generated from operations, but we may consider alternative funding arrangements as well.

We expect to fund the above commitments with our internal and external sources of funds. See explanation on “Capital Expenditures”.

C.      Denomination of Currency

As of December 31, 2012, details of material commitment for capital investment by currency are as follows:

Currencies	Amounts in Foreign Currencies (in millions)	Equivalent in Rupiah
Rupiah	-	6,678
US Dollar	380	3,674
Euro	0,2	3
SGD	0,1	0
		10,355

D.      Planned Actions to Mitigate Foreign Exchange Risks

We are exposed to foreign exchange risk on sales, purchases and borrowings transactions that are denominated in foreign currencies, primarily in US Dollars and Japanese Yen. Nevertheless, our exposure to foreign exchange rates risk is not material.

Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months. Increasing risks of foreign currency exchange rates on our obligations are expected to be offset by time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current liabilities.

For detail discussion on material commitments for capital investment, see Notes 41 and 44 to our Consolidated Financial Statements.

CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting policies implemented in the preparation of the 2012 Consolidated Financial Statements, except for the implementation of a number of financial accounting standards (SAK) that have been revised and are effective as of January 1, 2012, among others:

SAK	Impact of SAK Application
PSAK 60, “Financial Instruments: Disclosures”	The Company shall disclose the three hierarchical levels of fair value disclosures, liquidity risk, and explanation about the reliability of fair value measurements.
ISAK 16, “Service Concession Arrangements”

Revenues related to construction or upgrade services under a service concession arrangement are recognized based on the stage of completion of the work performed. Operation or service revenue is recognized in the period in which the service is provided. When more than one services are provided in the service concession arrangement, the consideration received is allocated by reference to the relative value of the services.

In addition, the developed infrastructure assets under these arrangements are not recognized as property and equipment of the operator.

ISAK 25, “Land Rights”	The Company shall record land rights, including costs incurred to process and extend land rights, as part of property and equipment and these costs are not amortized.

For comprehensive discussions on changes of statement of financial accounting standards (PSAK) and interpretation of financial accounting standards (ISAK), see Note 2a to our Consolidated Financial Statements.

CHANGES IN LAWS AND REGULATION

During the year 2012 there were no changes in laws and regulation that significantly influence the Company. See discussion in “Additional Information (for ADR Shareholders) – Legal Basis and Regulation”.

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EXCHANGE CONTROL

Exchange Rate Information

The following table shows the exchange rate of Indonesian Rupiah to US Dollar based on the middle exchange rate which is calculated based on the Bank Indonesia buying and selling rates for the periods indicated.

Calendar Year	at Period End	Average	Low	High
	(Rp Per US$1)
2008 (1)	10,950	9,757	12,151	9,051
2009 (1)	9,400	10,356	11,980	9,400
2010 (1)	8,991	9,078	9,365	8,924
2011 (1)	9,068	8,773	9,170	8,508
2012	9,670	9,380	9,707	8,892
September(2)	9,588	9,566	9,593	9,450
October(2)	9,615	9,597	9,615	9,583
November(2)	9,605	9,628	9,643	9,603
December(2)	9,670	9,646	9,707	9,598
2013	9,667	9,687	9,740	9,634
January(2)	9,698	9,687	9,740	9,635
February(2)	9,667	9,687	9,725	9,634
March (through March 22)(2)	9,743	9,704	9,743	9,678

Source: Bank Indonesia

(1)     Determined based upon the last day middle exchange rate of each month announced by Bank Indonesia applicable for the period.

(2)     Determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period.

The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2010, 2011 and 2012. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp9,005 and Rp9,015 to US$1.00 as of December 31, 2010, Rp9,060 and Rp9,075 to US$1.00 as of December 31, 2011 and Rp9,630 and Rp9,645 to US$1.00 as of December 28, 2012.

The Consolidated Financial Statements are stated in Rupiah. The translations of Rupiah amounts into US Dollar are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,637.5 to US$1.00 published by Reuters on December 28, 2012.

On March 22, 2013, the Reuters bid and ask rates were Rp9,740 and Rp9,745 to US$1.00.

Foreign Exchange Controls

Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia any fund transfers exceeding US$10,000. As a State-Owned Company, and based on the decree of the Head of PKLN, we are required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.

During 2012, the average exchange rate of Rupiah to US Dollar is Rp9,380, with the lowest and the higest value at Rp9,707 and Rp8,892, respectively. There were news that indicate the intention of Bank Indonesia to intervene in the foreign exchange money market to help stabilize the Rupiah exchange rate should it experience significant fluctuations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to market risks that arise from changes in exchange rates, interest rates, credit risk and liquidity risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2012, assets in foreign currencies reached 71.9% against our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2010, 2011 and 2012 as the Indonesian economy was affected by changes in the US Dollar-Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2013 or thereafter.

Exchange Rate Risk

Our exposure to exchange rate fluctuations results primarily from sales, purchases and borrowings transaction that are denominated in foreign currencies. The obligations as well as both account receivables and payables are denominated primarily in US Dollar and Japanese Yen. Increased risk of foreign currency exchange rates on the obligations of the Company and its subsidiaries are expected to be offset partly by time deposits and receivables in foreign currencies with respect to the exchange rate in the future.

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The information presented in the following table is based on assumptions of selling and buying rates in US Dollar as well as other currencies, which were quoted by Reuters on December 31, 2012 and applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2012 were Rp9,630 and Rp9,645 to US$1, respectively.

However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

	Outstanding Balance as of December 31, 2012		Expected Maturity Date						Fair
	Foreign Currency (million)	Rp Equiv. (Rp million)	2013	2014	2015	2016	2017	There After	Value
			(Rp million)
ASSETS
Cash and Cash Equivalents
US Dollar	413	3,980,579	3,980,579	-	-	-	-	-	3,980,579
Japanese Yen	1	148	148	-	-	-	-	-	148
Others(1)	6	61,494	61,494	-	-	-	-	-	61,494
Other Current Financial Assets
US Dollar	7	69,067	69,067	-	-	-	-	-	69,067
Trade Receivables
Related Parties
US Dollar	9	86,932	86,932	-	-	-	-	-	86,932
Third Parties
US Dollar	75	721,819	721,819	-	-	-	-	-	721,819
Others(1)	0.44	4,251	4,251	-	-	-	-	-	4,251
Other Receivables
US Dollar	1	11,563	11,563	-	-	-	-	-	11,563
Others(1)	0.06	573	573	-	-	-	-	-	573
Advances and Other Non-current Assets
US Dollar	10	95,385	-	95,385	-	-	-	-	95,385
LIABILITIES
Trade Payables
Related Parties
US Dollar	1	14,361	14,361	-	-	-	-	-	14,361
Third Parties
US Dollar	320	3,096,063	3,096,063	-	-	-	-	-	3,096,063
Others(1)	2	23,253	23,253	-	-	-	-	-	23,253
Other Payables
US Dollar	0.92	8,858	8,858	-	-	-	-	-	8,858
Others(1)	0.13	1,251	1,251	-	-	-	-	-	1,251
Accrued Expenses
US Dollar	75	725,784	725,784	-	-	-	-	-	725,784
Japanese Yen	33	3,677	3,677	-	-	-	-	-	3,677
Others(1)	3	29,152	29,152	-	-	-	-	-	29,152
Advances from Customers and Suppliers
US Dollar	0.80	7,669	7,669	-	-	-	-	-	7,669
Others(1)	0.20	1,885	1,885	-	-	-	-	-	1,885
Short term bank loan
US Dollar	0.42	4,091	4,091	-	-	-	-	-	4,091
Current Maturities of Long-term Liabilities
US Dollar	31	297,386	297,386	-	-	-	-	-	331,624
Japanese Yen	768	85,882	85,882	-	-	-	-	-	115,251
Promissory Notes
US Dollar	68	661,062	432,284	191,726	37,052	-	-	-	667,109
Long-term Liabilities(2)
US Dollar	113	1,090,517	-	334,658	275,251	189,940	121,997	168,671	1,105,913
Japanese Yen	8,447	944,700	-	85,882	85,882	85,882	85,882	601,172	957,317

(1) Assets and liabilities denominated in other foreign currencies are presented as US Dollars equivalents using the exchange rates prevailing at end of the reporting period.

(2) Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from two-step loans, obligation under finance leases and long-term bank loans, which in each case include their current maturities.

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Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. This risk relates to loans under the Government on-lending program that has been used to finance our capital expenditures. Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose our  Company and our subsidiaries to interest rate risk. To measure market risk fluctuations in interest rates, our  Company and our subsidiaries primarily use interest margin  and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

The actual cash flows from our debt are denominated in Rupiah, US Dollar, Euro and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three month placements in effect as of December 31, 2012  by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2012  and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank of Indonesia or based on the average three month deposit rate offered by the lenders; (iii) fixed interest rates on US Dollar deposits are based on average interest rates offered for three month placements by the various lending institutions where such deposits are located as of December 31, 2012  and (iv) the value of marketable securities is based on the value of such securities on December 31, 2012. However, these assumptions may change in the future. These assumptions are different from the rates used in our Consolidated Financial Statements; accordingly, amounts shown in the table may differ from the amounts shown in our Consolidated Financial Statements.

	Outstanding Balance as of December 31, 2012			Expected Maturity Date
	Original Currency (million)	Rp Equiv. (Rp million)	Rate (%)	2013	2014	2015	2016	2017	There after	Fair Value
				(Rp million)
ASSETS
Fixed Rate
Cash and Cash Equivalents
Time deposit
Rupiah	7,547,601	7,547,601	6.25	7,547,601	-	-	-	-	-	7,547,601
US Dollar	375	3,620,513	1.76	3,620,513	-	-	-	-	-	3,620,513
Available-for-Sale Financial Assets
Rupiah	241,565	241,565	-	241,565	-	-	-	-	-	241,565
US Dollar	7	69,067	-	69,067	-	-	-	-	-	69,067
LIABILITIES
Short-term Bank Loans
Variable Rate
Rupiah
Principal	33,047	33,047	-	33,047	-	-	-	-	-	33,047
Interest	3,811	3,811	10.92	3,811	-	-	-	-	-	-
US Dollar
Principal	0.42	4,091	-	4,091	-	-	-	-	-	4,091
Interest	0.01	75	6	75	-	-	-	-	-	-
Long-term Liabilities
Variable Rate
Rupiah
Principal	10,922,583	10,922,583	-	4,318,227	3,282,984	2,195,103	493,556	329,643	303,070	11,006,856
Interest	1,409,788	1,409,788	8.11	610,918	400,354	198,627	74,296	40,401	85,192	-
US Dollar
Principal	133	1,290,024	-	545,429	345,510	194,108	130,190	74,787	-	1,298,276
Interest	7	79,225	3.16	36,546	22,988	12,665	5,537	1,489	-	-
Fixed Rate
Rupiah
Principal	3,007,800	3,007,800	-	7,800	-	1,005,000	-	-	1,995,000	3,355,029
Interest	1,772,829	1,772,829	9.28	301,201	308,561	244,620	203,271	204,755	510,421	-
US Dollar
Principal	69	663,312	-	153,499	155,701	100,059	42,691	42,691	168,671	710,741
Interest	10	92,523	4.14	26,876	19,826	12,777	9,764	8,031	15,249	-
Japanese Yen
Principal	9,215	1,030,582	-	85,882	85,882	85,882	85,882	85,882	601,172	1,072,568
Interest	1,786	199,720	3.10	31,277	28,615	25,952	23,356	20,628	69,892	-
Finance Leases
Rupiah
Principal	2,228,341	2,228,341	-	479,249	370,827	251,432	229,003	222,938	674,892	2,228,341
Interest	848,478	848,478	10.94	142,120	151,843	128,180	108,234	106,800	211,301	-
US Dollar
Principal	10	95,629	-	30,742	25,173	18,136	17,059	4,519	-	95,629
Interest	-	-	-	-	-	-	-	-	-	-

(1) Long-term liabilities consist of loans which are subject to interest; namely two-step loans, bonds and notes, obligation under finance leases and long-term bank loans, which in each case include their maturities.

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RELATED PARTY TRANSACTIONS

We are party to certain agreements and engage in transactions with certain parties that are related to us, such as cooperatives and foundations. Such parties include the Government and entities related to or owned or controlled by the Government, such as other State-Owned Enterprises. For further details on our related party transactions, see Note 37 to our Consolidated Financial Statement.

PROPERTY AND EQUIPMENT

Our property and equipment is used for telecommunication operations, which mainly consist of transmission installation and equipment, cable network and switching equipment. A description of these is contained elsewhere in Note 10 to our Consolidated Financial Statements.

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Republic of Indonesia, pursuant to Agrarian Law No.5/1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan or HGB) and Right of Use (Hak Guna Usaha or HGU). Land title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are freely tradable and may be pledged as security under loan agreements.

We own several pieces of land located throughout Indonesia with right to build and use for a period of 20-45 years, which will expire between 2012 and 2052. We believe that there will be no difficulty in obtaining the extension of the land rights when they expire.

As of December 31, 2012, we, including our subsidiaries, had land use rights to 2,913 properties. We hold registered rights to build and use for most of our properties. Pursuant to Government Regulation No.40/1996, the maximum initial period for the right to build is 30 years, renewable for an additional 20 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment. All assets owned by our  Company and certain subsidiaries have been pledged as collateral for bonds and Medium Term Notes. Certain property and equipment of our  subsidiaries with gross carrying value amounting to Rp2,841 billion as of December 31, 2012 have been pledged as collateral for lending agreements.

See Notes 16, 19 and 20 of our Consolidated Financial Statements.

INSURANCE

Our property and equipment, excluding land, are insured against risks arising from earthquake, tsunami, eruption, fire, theft, lightning, acts of God and other risks. Our assets are covered under Property All Risk Insurance Policies on a sum insured basis and a first loss basis scheme. Our insurance policies also include coverage against temporary interruptions of our business. Our Telkom-1 and Telkom-2 satellites are insured separately. Our management believes that our insurance coverage is adequate to cover potential losses from the insured risks.

On August 7, 2012, Telkom-3 satellite was launched, but failed to reach a usable orbit. Our Telkom-3 satellite was insured with coverage adequate to cover losses derived from these events. On November 2012, we received our insurance claim from PT Asuransi Jasindo for the launch failure of the Telkom-3 satellite launched in Baikonur,  Kazakhstan which amounted to US$185.3 million.

MATERIAL INFORMATION AND FACTS

A.      Off-Balance Sheet Arrangements

Our contingencies are described in Note 42 while our commitments are described in Note 41 to our Consolidated Financial Statements and summarized in the Table of Contractual Obligations on page 60. Other than the above, as of December 31, 2012, we had no off-balance sheet arrangements that were reasonably likely to have current or future material effects on our financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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B.      Subsequent Events after the Reporting Date

No	Date	Events
1	January 7, 2013	PT Nokia Siemens Network (“NSN”) agreed on extension period of price adjustment by applying final price to any hardware, software and service of the New Solution purchased by Telkomsel.
2	January 8, 2013	Metra established a subsidiary called PT Metra Media (“MM”) with 99.83% ownership, which will engage in providing trade, construction, advertising and other services.
3	January 8, 2013	Metra established a subsidiary called PT Metra TV (“Metra TV”) with 99.83% ownership, which will engage in providing a subscription broadcasting services.
4	January 9, 2013

Telin’s stockholders agreed to establish a subsidiary called Telkom Indonesia Internasional Australia Pty. Ltd (“Telkom Australia”), which will engage in providing telecommunication and IT-based services.

5	January 17, 2013

Sigma signed share sale and transfer and loan assignment agreement with Landeskreditbank Baden-Wuttemberg-Forderbank (“L-Bank”) and Step Stuttgarter Engineering Park Gmbh. (“STEP”) as PT German Center Indonesia (“GCI”)’s stockholders. Based on that agreement, Sigma agreed to buy all the shares of GCI owned by L-Bank and STEP and take over L-Bank’s stockholders’ loan at a purchasing price of US$17.8 million (Rp170 billion).

6	January 22, 2013	Metra established a subsidiary called PT Metra Digital Media (“MDM”) with 99.83% ownership, which will engage in providing telecommunication information and other services.
7	January 31, 2013

On January 31, 2013, Telkomsel was notified by the Central Jakarta District Court (“Court”) that on January 29, 2013, PT Prima Jaya Informatika (“PJI”) filed a judicial review to the Supreme Court (“SC”) on the SC’s verdict that revoked a decision of the Court which accepted the bankruptcy petition.

Accordingly, Telkomsel filed a contramemorandum to the SC on February 7, 2013. As of the date of this report, the judicial review is still in process. Decision by the SC is expected to be made in March 2013.

On January 31, 2013, the Court decided that a curator fee of Rp147 billion shall be borne by Telkomsel. Telkomsel refuses to pay such fee, accordingly, on February 12, 2013, requested the SC to revoke the Court’s decision. Telkomsel also plans to file a judicial review on such decision to the SC.

8	February 25, 2013	Telkomsel is selected as one of the companies that to be granted to an additional 3G license with radio frequency bandwidth in the 2.1 GHz.

The events above are expected to improve the Company’s performance in the future without posing a material risk to the Company. For a complete discussion regarding subsequent events after the reporting date, see Note 47 to our Consolidated Financial Statements.

C.      Subsequent Events after the Accountant’s Report Date

We are not aware of any subsequent events occurred after the accountant’s report date until the issuance date of this Annual Report.

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CORPORATE GOVERNANCE

The current trend towards a digital society is reflected in the rapid pace of changes in various areas, from changes in consumer behavior to rapidly evolving technology and on to aspects of formal regulation. This in turn requires organizations to develop the necessary capabilities in order to properly manage the risk of changes, which eventually will reflect on the ability to ”think fast and act fast” as well as in managing the unknown. Since 2004 and continuing today, Telkom has persisted in developing and strengthening aspects of knowledge management as a vehicle for organizational and employee learning. Our aim is to position Telkom as a center of excellence by focusing on the management of human resources and knowledge towards creating competences that contribute directly on business success (from competence to commerce). This serves as the pillars of the practice of Good Corporate Governance (“GCG”) towards the sustainable existence of the Company into the future.

(GCG in the context of knowledge management)

CONCEPT AND FOUNDATION

The commitment to create a Company that is managed in a professional, transparent, efficient, accountable, trusted, free from conflict of interest, and fair manner provides the foundation for the implementation of GCG practices at Telkom. Beyond compliance to prevailing rules and regulations at the capital markets, GCG is seen as a key element for the successful achievement of an effective, efficient and sustainable business performance needed to win the competition, and thus ensures that the Company could properly fulfill its obligations to its shareholders, customers, employees, business partners, the general public, and other company’s stakeholders.

As Telkom's shares are listed and traded at the BEI as well as NYSE, not only is the implementation of GCG shall conform to stipulations set out in the Law for Limited Liability Company and the Indonesian Code of GCG as published by National Committee on Governance Policies ("KNKG") in Indonesia, but the effective practice of GCG shall also conform to the provisions of Sarbanes Oxley Act of 2002 ("SOA") and other applicable rules of the US SEC.

There are several provisions of SOA that apply to us, in particular, those under: (i) SOA Section 404 that require our management to be responsible for the creation and maintenance of adequate internal control over financial reporting (“ICOFR”) to ensure the reliability of our financial statements and that they are prepared according to the applicable accounting standards under Indonesia's Statements of Financial Accounting Standards and/or the IFRS; and (ii) those under SOA section 302 that require our management to be responsible for formulating, maintaining and evaluating the effectiveness of our disclosure procedures and controls to ensure that information disclosed in reports is in compliance with the Exchange Act and is recorded, processed, summarized and reported within the period provided and then accumulated and communicated to our management, including the President Director and Director of Finance, so that they can take decisions related to required disclosures. For a further explanation regarding the results of management’s review of ICOFR disclosure procedures and controls and related disclosures, please see section “Procedures and Controls”.

In regards the independence of audit, Telkom is in compliance with provisions issued by the OJK and the US SEC concerning the independence of Audit Committee members.

In line with the transformation of our business portfolios into TIMES (Telecommunications, Information, Media, Edutainment and Services) businesses managed by Telkom and subsidiaries, the implementation of GCG has been further strengthened and developed within a group GCG framework, or subsidiary governance, involving all entities under the Telkom Group. The commitment to create subsidiary governance is indicated at the top level of management through the issuance and signing of a Pact of Integrity as a testament of full commitment to the implementation of GCG the Company.

2012 was a year for the strengthening of GCG across the entire business group (subsidiary governance). The objective is to ensure that GCG implementation is undertaken as part of and in harmony with, evolving business demands and changes in the industry, to which the Company has responded with its business portfolio and organizational transformation. Through the Business Effectiveness Sub-Directorate, the strengthening of GCG at Telkom Group is expanded throughout the business group towards the creation of ethical business practices (GCG as ethics) and the practice of proven GCG principles as an inseparable part of day-to-day work activities (GCG as knowledge).

TELKOM’S GCG FRAMEWORK AND PERFORMANCE

Our commitment to apply GCG is articulated in an operational framework in accordance with our GCG policy as set forth in BoD Decree No.29/2007. This framework integrates certain management systems that are prerequisites for GCG application in the company to provide assurance that GCG is being implemented effectively at the operational level, ensuring that every transaction, whether internal or external, is conducted in an ethical manner and in accordance with good corporate governance practices. The various systems involved include: Business Ethics, Policies and Procedures, Risk Management, Internal Control and Supervision, Leadership, Management of Duties and Responsibilities, Empowerment of Management and Employee Competences, Performance Evaluation, and Award and Recognition.

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Over time, the GCG framework continued to be enhanced and strengthened, particularly with new initiatives to integrate the management of Governance Risk and Compliance (“GRC”) through the management of business performance, GCG, risk management, legal compliance, and corporate social responsibility. These aspects are inter-related and mutually supportive towards sustainable business growth for the Company. Telkom realizes the need to anticipate the dynamics of business. Accordingly, GCG initiatives continued to be explored and developed in order to ensure a sustainable organization, in the belief that, rather than an impediment, GCG is actually capable of supporting a sustainable growth of the Company's performance in a sustainable manner, as depicted in the following illustration:

KEMPR   :              Planning and Risk Evaluation and Monitoring Committee

ERM        :              Enterprise Risk Management

PMS        :               Performance Management System

CSA         :              Control Self-Assessment

SOD         :              Segregation Of Duties

Road Map & Good Corporate Governance Strengthening Initiatives

GCG implementation at Telkom has already received recognitions by external assessors as well as from investors' perception. Nevertheless, Telkom continues to improve the policies and supporting infrastructure of GCG through a number of new initiatives that are grouped into three main pillars as depicted above:

1.       Strengthening of Governance Structure

Develop governance initiatives to strengthen effective communication and relationships between the elements of the corporate structure to avoid potential agency problems and to create an effective chemistry between these elements by monitoring checks and balances, and to ensure that it is characterized by the speed and accuracy of decision making, through: evaluation and improvement of BoD/BoC/Audit Committee Charter, empowerment of committees, implementation of ”six-eyes principles” to ensure accountability of business initiatives, implementation of notarial proxy and others.

2.       Strengthening of Governance Process

Develop governance initiatives to strengthen the effective and efficient governance of company management, through: implementation of Enterprise Risk Management, implementation of Pact of Integrity within the scope of business group, strengthening IT governance, remediation of internal control and particularly of ICOFR, strengthening leadership systems, and others.

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3.       Strengthening of Culture

Instill strong values through the implementation of our corporate culture and business ethics as our capital in doing business and having an honorable workforce with morals and integrity, through implementation of segregation of duty (“SOD”) in business processes, leadership role modeling, ensuring business ethics and prudent practices, strengthening our corporate values, and others.

Following is the road map for GCG implementation and strengthening:

2003 – 2006

-          Strengthening of GCG through the implementation of internal control over financial reporting (compliant with SOA section 404 and section 302);

-          Strengthening of GCG, Business Ethics, Distinct Job Manual ("DJM") management, evaluation of policies and procedures, human resources competences development, leadership development, strengthening of independent audit, and others, in support of compliance with SOA section 404 and section 302;

-          Implementation of integrated audit (financial audit integrated with ICOFR audit);

-          Strengthening of IT governance; and

-          Evaluation and mapping of policies, business processes and operational processes.

2007

-          Strengthening of governance structure involving: strengthening of BoC/BoD/Audit Committee Charter, revitalization of executive committees, development of Enterprise Risk Management ("ERM"), development of early warning reports, implementation of anti-fraud programs; and

-          Strengthening of governance processes by ensuring the existence of formal policies in all processes to ensure responsibility and accountability.

2008

-          Strengthening of governance structure through management initiatives such as: implementation of regularization memorandum note, discrepancy reporting, and strengthening of whistleblowing system; and

-          Strengthening of governance processes towards risk management as part of each process.

2009

-          Strengthening of governance structure through policies of Pact of Integrity and the implementation of ”six eyes principle” in business initiation process; and

-          Strengthening of governance processes through disciplined implementation of risk management.

2010

-          Strengthening of governance structure through policies in notarial deeds and strengthening of The Telkom Way corporate culture; and

-          Strengthening of governance processes through risk management as a culture.

2011

-          Strengthening of governance structure through initiatives in developing Telkom Group GCG by establishing Telkom Group GCG Manual as regulated in Company Policy No.PD.602/2011; and

-          Strengthening of governance processes to ensure effective risk management and compliance functions at the Company.

2012

-          Strengthening of governance structure through empowerment of Telkom Group GCG, development of GCG implementation checklist and GCG self-assessment manual for subsidiaries, and establishment of Directors of subsidiaries as members of Telkom Group Executive Board and Vice President Telkom according to the duties and responsibilities as Group Head Telkom Group, as regulated in Company Office Organization Policy No.PD.202/2012; and

-          Strengthening of governance processes to ensure harmonization of business processes with business and organization transformation.

2013

-          Strengthening of governance structure through development, implementation and self-assessment of GCG at subsidiaries; and

-          Strengthening of governance processes to ensure harmonization of business processes with business and organization transformation into 'new Telkom'.

2014

-          Strengthening of governance structure through GCG self-assessment for subsidiaries and improvement in their implementation; and

-          Strengthening of governance processes through disciplined implementation of ISO certification-based processes in the ”new Telkom”.

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2015

-          Strengthening of governance structure through implementation of GCG audit at a number of subsidiaries by independent auditors; and

-          Strengthening of governance processes to ensure ISO certification/surveillance.

CORPORATE GOVERNANCE STRUCTURE

In enhancing our GCG practices, we aim to improve both the structure and the implementation process and ensure that the principles of transparency, accountability, responsibility, independence and fairness are applied at each level of the Company. This is aimed at mitigating the risk of conflict of interest in the execution of the duties, functions and responsibilities of our BoC, BoD, management and employees.

Internally, our policy on GCG is articulated in BoD Decree No.29/2007, which sets out an integrated operational framework for GCG. This incorporates certain management systems that are prerequisites for the Company to ensure that every transaction, whether internal or external, is conducted in an ethical manner and in accordance with best corporate governance practices. Every year we evaluate the effectiveness of our implementation of this policy. This is done independently and comprehensively to actieve our efficiency targets and safeguard our integrity before the authorities and the general public.

A.      General Meeting of Shareholders (“GMS”)

Subject to our Articles of Association, the GMS, comprising the Annual GMS (“AGMS”) and Extraordinary GMS (“EGMS”) constitute our highest governance body and are the primary forums through which shareholders exercise their rights and authority over the management of our Company. The AGMS must be held once a year, while an EGMS may be convened at any time, as needed.

At the AGMS and EGMS, shareholders are entitled to equal treatment and standing, particularly in expressing their opinions and contributing to the process of taking important and strategic decisions in relation to:

-          The election and termination of the BoC and the BoD;

-          Setting the amount of remuneration and benefits of members of the BoC and BoD;

-          Evaluating the Company’s performance during the year under review;

-          Deciding on the use of the Company’s profits, including dividends; and

-          Amendments to the Articles of Association. The AGMS also has the authority to approve the Annual Report.

The Government of Indonesia, as our controlling shareholder and holder of the Dwiwarna Series A shares, is required to be aware of its responsibility when exercising its influence over management in voting sessions or on other matters. The Government has exclusive rights to approve mergers, acquisitions and divestment, or to liquidate our Company based on decisions of the AGMS or EGMS.

The mechanism for exercising voting rights by shareholders during an AGMS or EGMS provides for shareholders to exercise their right to vote either in person or through their legal proxy.

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During 2012, Telkom held an AGMS on May 11, 2012 with the following agenda and decisions:

Agenda 1:

Approve the Company’s Annual Report as presented by the BoD, on the Company’s condition and operation for the 2011 Financial Year, including the Board of Commissioners’ Supervision Duty Report for the 2011 Financial Year.

Agenda 2:

1.      Ratify:

 a.    The Company’s Consolidated Financial Statements for the Financial Year 2011 audited by the Public Accounting Firm (“KAP”) Tanudiredja, Wibisana & Rekan (a member firm of PricewaterhouseCoopers) with an opinion of “unqualified, in all material respects, in conformity with generally accepted accounting principles in Indonesia"; and

 b.    Partnership and Community Development Annual Report for the 2011 Financial Year, as prepared based on the State Minister of State-Owned Enterprise regulation, audited by the Public Accounting Firm of Zainal, Juhana & Rekan with an unqualified opinion in all material respects.

2.      Consequently, by the ratification of the two above mentioned Reports and the approval of the Company’s Annual Report for the 2011 Financial Year, the AGMS hereby gives a full acquittal and discharge (volledig acquit et decharge) to all members of the BoD for their management of the Company and the BoC for their supervision over the Company, and for their management and supervision of the Partnership and Community Development Program performed during the 2011 Financial Year.

Agenda 3:	Accept BoD Report on the use of proceeds from the issuance of Telkom’s Bonds II year 2010.
Agenda 4:

1.      Approve the appropriation of the Company’s net profit for the 2011 financial year with the amount of Rp10,965,127,913,176 to be distributed as follows:

a.   Cash Dividend of 55% of the net profit or in the amount of Rp6,030,820,352,247 or a minimum of Rp. 313,969 per share;

b.   Special Cash Dividend of 10% of net income or Rp1,096,512,791,318 or a minimum of Rp57,085 per share.

c.   Record a Retained Earnings to the amount of Rp3,837,794,769,612 which will be used for business expansion.

2.      Approve the distribution of cash dividends for Fiscal Year 2011 with the following conditions:

         a.   Those who are entitled to receive cash dividends are shareholders whose names are recorded in the Company’s Register of Shareholders on June

               8, 2012 at 16:00 PM Western Indonesia Standard Time.

         b.   The cash and special dividends should be paid in one lump sum on June 22, 2012.

3.      BoD is authorized to set further the dividend distribution procedures.

4.      Approve the amount of funds for the Partnership and Community Development Program for the 2012 financial year to be allocated out of the budget for the current year as follows:

a.      Funding for Partnership Program equal to 0.75% of the Company's net profit in Fiscal Year 2011 or Rp82.238.459.349; and

b.      Funding for Community Development Program equal to 0.25% of the Company’s net profit in Fiscal Year 2011 or Rp27,412,819,783.

Agenda 5:

Approve:

1.     Remuneration for the Board of Commissioners and Directors for the year 2012 are equal to those determined for Fiscal Year 2011: and

2.     That Total Gross Tantiem for all members of the BoD and BoC for fiscal Year 2011 is equal to 0.46% of the Net Profit.

Agenda 6:

Approve:

1.     The appointment of Public Accountant Firm of Purwantono, Suherman & Surja (in collaboration with Ernst & Young Global Limited) to conduct an Integrated Audit for Fiscal Year 2012 involving audits on the Company's Consolidated Financial Statements, the effectiveness of Internal Control over Financial Reporting, and funds utilization in the Partnership and Community Development Program for Fiscal Year 2012;

2.      Authorize the Board of Commissioners to determine the audit fees and specify other reasonable requirements for the appointment of such Public Accounting Firm; and

3.      Authorize the Board of Commissioners to appoint a successor Public Accountant Firm and establish terms and conditions of such appointment in such time when the appointed Public Accountant Firm fails to perform or continue performing its duties.

Agenda 7:

1.    Approve changes in some provisions of the Articles of Incorporation, namely:

a.   Article 17 paragraph 6 regarding BoD’s actions that must obtain written approval from BoC;

b.   Article 22 paragraph 1 regarding contents of the Company Work Plan and Budget;

c.    Insertion of 1 (one) new clause to paragraph 5 of Article 22 of the Company Work Plan and Budget; and

d.   Article 13 paragraph 2 and 3 regarding the minimum number of newspapers used to announce and call for GMS.

2.    Authorize the Board of Directors of the Company with the right of substitution to declare the decisions of the AGM with respect to changes in the Articles of Association of the Company in a subsequent Deed of Notary, and propose it for approval from, and/or report it to, the Minister of Law and Human Rights of the Republic of Indonesia, register it in the list of companies and announce it in the State Gazette of the Republic of Indonesia pursuant to prevailing rules and regulations.

Agenda 8:

1.   Honorably discharge:

a.   Mr. Bobby A.A. Nazief as Commissioner; and

b.   Mr. Rudiantara as Independent Commissioner

2.   Appoint:

a.    Mr. Parikesit Suprapto as Commissioner;

b.    Mr. Hadiyanto as Commissioner; and

c.    Mr. Virano Gazi Nasution as Independent Commissioner.

With the term of office until the closing of the Company's Annual GMS to be held in 2017, except for reelected Commissioners whose term will end at the closing of the Company's Annual GMS to be held in 2015.

3.    Honorably Discharge Mr. Rinaldi Firmansyah as President Director.

4.    Assign Mr. Arief Yahya, previously the Director of Enterprise & Wholesale, to serve as President Director of the Company.

5.    Re-appoint Mr. Indra Utoyo as the Director of Information Technology, Solution & Strategic Portfolio with a term of office starting from the closing the Meeting and ending with the closing of the Company's fifth AGMS to be held in 2017, to be considered as Mr. Utoyo’s second term in office.

6.    The appointment of new members of the Board of Directors:

a.    Mr. Honesti Basyir as Director of Finance;

b.    Mr. Muhammad Awaluddin as Director of Enterprise & Wholesale;

c.    Mr. Ririek Adriansyah as Director of Compliance & Risk Management;

d.    Mr. Priyantono Rudito as Director of Human Capital & General Affair;

e.     Mr. Rizkan Chandra as Director of Network & Solution;

f.     Mr. Sukardi Silalahi as Director of Consumer;

with terms of office until the closing of the Annual GMS of the Company to be held in 2017 except for Mr. Arief Yahya, whose term of office ends at the closing of the Company's Annual GMS to be held in 2015.

7.   Authorize BoD with the right of substitution to restate the decision of this Meeting in a Notarial Deed and notify the change the Company’s data with respect to its two Boards to the Minister of Justice and Human Rights of the Republic of Indonesia.

All of the notes to the AGMS have been addressed properly in 2012.

B.      Board of Commissioners

The Board of Commissioners (“BoC”) is the Company’s organ that supervises the Company’s management under its Directors’ and provides advices to them. The BoC are collectively responsible to shareholders. BoC members are appointed and dismissed by shareholders through a GMS. The term of office for each member of Telkom's Board of Commissioners is 5 (five) years from the date of his/her election, unless the date of expiration of the term of office falls on a day other than a workday, in which case such term of office shall expire on the following workday.

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1.       Authorities and Responsibilities of the Board of Commissioners

-          To supervise the Company’s management performed by Board of Directors, including in corporate planning and development, operations and budgeting, and compliance with the Company’s Articles of Association as well as in the implementation of GMS’s mandate and decisions. The Board of Commissioners is not authorized to run and manage the Company, except in situations where all members of the Board of Directors are suspended for a certain reason;

-          To give advice and opinions to the AGMS regarding annual financial reporting, development plan, the appointment of a public accounting firm as the Company’s auditor and in other important strategic issues related to the Company's corporate actions;

-          To evaluate the Company’s work plan and budget, to keep up with progresses made within the Company, and to coordinate with the Board of Directors when there are indications that the Company is in trouble, thus allowing the Directors to immediately inform the shareholders immediately and to recommend the necessary corrective measures; and

-          To ensure that the Corporate Governance program has been implemented and maintained in accordance with prevailing rules and regulations.

2.       BoC Composition

Telkom’s Board of Commissioners has 5 (five) members, consisting of a President Commissioner as the board chair, and four (4) Commissioners, two of whom are Independent Commissioners.

From January 1, 2012 through May 11, 2012, the composition of the Board of Commissioners of Telkom comprised:

1)       Jusman Syafii Djamal, President Commissioner.

2)       Bobby A.A. Nazief, Commissioner.

3)       Mr. Mahmuddin Yasin, Commissioner.

4)       Johnny Swandi Sjam, Independent Commissioner.

5)       Rudiantara, Independent Commissioner.

On May 11, 2012, Telkom’s AGMS approved changes to the composition of its Board of Commissioners. Thus, as of May 11, 2012, the new composition of Telkom’s Board of Commissioners comprised:

1)       Jusman Syafii Djamal, President Commissioner.

2)       Hadiyanto, Commissioner.

3)       Parikesit Suprapto, Commissioner.

4)       Johnny Swandi Sjam, Independent Commissioner.

5)       Virano Gazi Nasution, Independent Commissioner.

Each member of the Board of Commissioners also holds related assignments and activities in committees under the BoC as follows:

Commissioner	Related Assignment and Activities
Jusman Syafii Djamal (President Commissioner)	In addition to President Commissioner, he is also the Chairman of the Nomination and Remuneration Committee.
Johnny Swandi Sjam (Independent Commissioner)	Also serves as Chairman of the Audit Committee, member of the Evaluation and Monitoring of Planning and Risk Committee (“KEMPR”), and member of the Nomination and Remuneration Committee.
Virano Gazi Nasution (Independent Commissioner)	Also serves as member of the Audit Committee, member of the Evaluation and Monitoring of Planning and Risk Committee, and member of the Nomination and Remuneration Committee.
Hadiyanto (Commissioner)	Also serves as member of the Evaluation and Monitoring of Planning and Risk Committee, and member of the Nomination and Remuneration Committee.
Parikesit Suprapto (Commissioner)	Also serves as Chairman of the Evaluation and Monitoring of Planning and Risk Committee, member of the Audit Committee, and member of the Nomination and Remuneration Committee.

Brief profiles of members of the Board are available on page 129 in this Annual Report.

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3.       Independence of BoC and Independent Commissioners

Membership of Telkom’s BoC has complied with prevailing legislations and capital market regulations regarding independence of BoC membership and number of Independent Commissioners in order to maintain independence in BoC’s supervisory roles and to ensure the implementation of the process of checks and balances. None of Telkom’s BoC members is related by marriage or by blood to each other up to the third degree, both in a straight line or lines to the side. Telkom has 2 (two) Independent Commissioners, or 40% of the total members of the Board. This number has also exceeded the 30% minimum limit set for independent commissioners by the Indonesia Stock Exchange. The primary task of independent commissioners in addition oversight is to represent the interests of non-controlling shareholders.

4.       Procedure of Determination of BoC Remuneration

Each member of the Board of Commissioners is entitled to monthly remuneration and benefits. They are also entitled to bonuses based on the Company’s performance and achievement which amount is determined by the shareholders in GMS.  Commissioners are also entitled to a lump sum allowance upon resignation.

BoC Remuneration is calculated based on a formula set by the Nomination and Remuneration Committee that is also used for the determination of BoD salaries, and of percentage refers to the President Director salary that has been approved by the GMS. Pursuant to Minister of SOE Regulation PER-07/MBU/2010, the GMS can specify a different type of income and/or certain amount from that which has been set out in this ministerial regulation.

The procedure to determine BoC remuneration is as follows:

-          The BoC asks the Nomination and Remuneration Committee to draft a proposal for BoC remuneration;

-          The Nomination and Remuneration Committee asks an independent party to develop a remuneration framework for BoC;

-          The  Nomination and Remuneration Committee proposes such framework to BoC;

-          The BoC then proposes remuneration for BoC members to the GMS; and

-          The GMS determines remuneration of BoC members.

Board of Commissioners’ Remuneration in 2012

(in million Rupiah)

Commissioners’	Honorarium	Tantiem	Insurance	Other benefits	Total
Jusman Syafii Djamal	1,034.9	1,838.9	-	682.5	3,556.3
Hadiyanto	578.7	-	-	537.0	1,115.7
Parikesit Suprapto	578.7	-	-	478.7	1,057.4
Johnny Swandi Sjam	940.4	1,655.0	-	750.8	3,346.2
Virano Gazi Nasution	578.7	-	-	558.5	1,137.2
Bobby A.A. Nazief*	361.7	1,655.0	3,038.2	275.1	5,330.0
Mahmuddin Yasin*	361.7	1,655.0	3,038.2	237.6	5,292.5
Rudiantara*	361.7	1,655.0	3,038.2	262.6	5,317.5

*) Up to May 11, 2012

5.       Board of Commissioners Activity Report

a.       Implementation of Duties of BoC

In broad terms, throughout 2012, the Board of Commissioners has engaged in the following:

i.         Discuss, give opinion and advice, and ask for clarification, concerning, among others, the following:

-          Changes in the organization structure;

-          Execution of the 2012 Work Plan and Budget (“RKAP”) and the draft for 2013 RKAP;

-          Plans for the establishment of Subsidiaries, among others Telkom Landmark Tower and Telkom Akses; and

-          Key Performance Indicator (“KPI”) for all members of the BoD based on the Management Contract formulated by the BoC and constituting part of the evaluation of individual members of the BoD by the BoC.

ii.       Provide response on periodic reports submitted by the Directors. Provide response on the Company's Financial Statements for Quarter I year 2012, Quarter II year 2012, and Quarter III year 2012 and forwarded such responses to the Dwiwarna Shareholder.

iii.      Perform such duties related to the implementation of GMS:

-          Discuss the agenda for the Annual GMS for fiscal 2011;

-          Discuss and propose the Public Accountant Firm ("KAP") to perform the audit on Financial Statements for the fiscal year ending on December 31, 2012;

-          Discuss and propose the remuneration for the Board of Directors and the Board of Commissioners; and

-          Following-up on the resolutions of the Annual GMS for fiscal 2010 held on May 19, 2011.

b.       BoC Meeting

The BoC holds a meeting at least once a month or when deemed necessary by one or more members of the BoC, or upon the written request from one or more shareholders holding at least one tenth of Telkom’s outstanding shares.

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The mechanism for decision-making in BoC meetings is based on consensus by deliberation. If no consensus is reached, decisions are based by majority voting of members that are present or represented by proxy at the meeting. If there are equal votes for and against a decision, such decision shall be rejected. The quorum for all meetings of the BoC is more than half the BoC members who are present at the meeting, or represented by proxy to a member present at such meeting.

During 2012, Telkom’s BoC held 8 (eight) meetings. The BoC also held 13 joint meetings with Board of Directors during 2012.

Table of Attendance of BoC meeting
Name	Position	Meetings Attended
Jusman Syafii Djamal	President Commissioner	8 of 8
Johnny Swandi Sjam	Independent Commissioner	8 of 8
Virano Gazi Nasution*	Independent Commissioner	3 of 6
Hadiyanto*	Commissioner	5 of 6
Parikesit Suprapto*	Commissioner	6 of 6

* Since May 11, 2012

Table of Attendance of Joint meeting with BoD

Name	Position	Meetings Attended
Jusman Syafii Djamal	President Commissioner	13 of 13
Johnny Swandi Sjam	Independent Commissioner	13 of 13
Virano Gazi Nasution*	Independent Commissioner	6 of 9
Hadiyanto*	Commissioner	7 of 9
Parikesit Suprapto*	Commissioner	9 of 9
Arief Yahya	President Director/CEO	12 of 13
Muhammad Awaluddin*	Director of Enterprise & Wholesale	9 of 9
Honesti Basyir*	Director of Finance	7 of 9
Priyantono Rudito*	Director of Human Capital & General Affair	8 of 9
Rizkan Chandra*	Director of Network & Solution	8 of 9
Sukardi Silalahi*	Director of Consumer	9 of 9
Ririek Adriansyah*	Director of Compliance & Risk Management	8 of 9
Indra Utoyo	Director of IT, Solution & Strategic Portfolio	11 of 13

* Since May 11, 2012

6.       Competency Improvement Program for Commissioners

During 2012, Telkom held a number of trainings to improve the competence of BoC members.

Name	Program	Location	Date
Jusman Syafii Djamal	Update on Technological Advances GCG Assessment	Stockholm, Sweden Jakarta, Indonesia	2 - 8 October 2012 6 November 2012
Johnny Swandi Sjam	Mobile World Congress 2012 National Association of Broadcasters (“NAB”) Show 2012 Update on Technological Advances GCG Assessment	Barcelona, Spain Las Vegas, USA Stockholm, Sweden Jakarta, Indonesia	27 February - 1 March 2012 16 - 19 April 2012 2 - 8 October 2012 6 November 2012
Virano Gazi Nasution	GCG Assessment	Jakarta, Indonesia	6 November 2012

7.       Assessment on the Performance of Board of Commissioners

As a general rule, the GMS performs the assessment on the performance of the BoC, regarding the discharge of BoC duties and responsibilities in the respective year.

Accountability of the duties and responsibilities of the Board of Commissioners for fiscal year 2012 will be carried out in the GMS in 2013.

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GCG Assessment for Board of Commissioners

Telkom also conduct an assessment on the implementation of GCG by the BoC as an organ of GCG. The GCG assessment process is performed by the IICG, an independent agency that perform a CGPI rating on Telkom. There are 13 aspects being assessed in the implementation of GCG towards an ethical, honorable, fair and accountable business, namely the aspects of commitment, intent, transparency, accountability, responsible, independence, fairness, competence, leadership, coordination, vision and mission, strategy and policies, as well as business ethics and risk culture.

In this GCG assessment, Telkom receives the rating of “The Most Trusted Company”.

8.       BoC Secretary

Telkom’s BoC is assisted by a Secretary of the Board BoC mainly tasked to ensure that in performing their tasks the BoC has complied with Telkom’s Articles of Association and applicable legislations.

9.       BoC Address

BOC official address is Telkom Grha Citra Caraka Building, 5th Floor, Jl. Jend. Gatot Subroto Kav.52, Jakarta 12710, Indonesia.

C.      Board of Directors

1.       Structure of the Board of Directors

The BoD are elected and dismissed by the GMS. To be elected, candidates must be nominated by the Government as holder of the Dwiwarna Series A Share. The term of office for each Director is 5 (five) years from the date of his/her election, unless the date of expiration of the term of office falls on a day other than a workday, in which case such term of office shall expire on the following workday. Shareholders, through an AGMS or an EGMS, have the right to discharge a Director at any time before the expiration of his/her term of office.

As of December 31, 2011, our BoD comprised of 8 (eight) Directors, as follow:

1.       Rinaldi Firmansyah, President Director (CEO)

2.       Sudiro Asno, Director of Finance (CFO)

3.       Faisal Syam, Director of Human Capital & General Affairs

4.       Ermady Dahlan, Director of Network & Solution (acting COO)

5.       I Nyoman G Wiryanata, Director of Consumer Affairs

6.       Arief Yahya, Director of Enterprise & Wholesale

7.       Prasetio, Director of Compliance & Risk Management

8.       Indra Utoyo, Director of IT, Solution & Strategic (CIO)

On 11 May 2012, the Annual General Meeting of Shareholders (“AGMS”) of Telkom has approved the change in BoD composition. Therefore, as at 31 December 2012, our BoD comprised of 8 (eight) Directors, as follow:

1.       Arief Yahya, President Director (CEO)

2.       Indra Utoyo, Director of IT, Solution & Strategic Portfolio

3.       Honesti Basyir, Director of Finance (CFO)

4.       Priyantono Rudito, Director of Human Capital & General Affairs

5.       Sukardi Silalahi, Director of Consumer Affairs

6.       Rizkan Chandra, Director of Network & Solution

7.       Muhammad Awaluddin, Director of Enterprise & Wholesale

8.       Ririek Adriansyah, Director of Compliance & Risk Management

2.       Scope and Main Duties of the Board of Directors

According to the Company's Articles of Association, the BoD of Telkom is primarily responsible for leading and managing the Company's operations as well as controlling and managing its assets, under the supervision of the BoC.

The BoD also has the right to act for and on behalf of the Company, inside or outside a Court of Law, on any matter and for any event, with another party.

The main duties of each Director are as follow:

a.       President Director

-          To coordinate the respective corporate functions related to the establishment of policies and strategy, control of infrastructure, IT and solution function to support business operations in the exploitation of established businesses or services, control of risks, and to interface with external constituents;

-          To control the strategic planning function within the Telkom Group and to direct business development with a focus on new businesses (inorganic growth);

-          To control corporate operations with a focus on driving new business, entering/developing new markets, and internationalization/regionalization;

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-          To control the financial functions of human capital and compliance & risk management;

-          To coordinate the execution of enterprise support related to corporate communication & affairs and internal audit, as well as to control policies in the management of community development;

-          To integrate and synergize the policies and utilization of resources towards the achievement of Company's objectives;

-          To integrate plans and policies formulated by the Board of Directors;

-          To control the implementation of business strategies;

-          To appoint and dismiss personnel at certain positions in line with the established career management regulations;

-          To submit regular reports on the Company's performance as required for a publicly listed company; and

-          The Board of Directors in carrying out its functions shall coordinate and control the management of Telkom business by its Subsidiaries through the activities of Executive Board of Telkom Group.

b.       Director of IT, Solution and Strategic Portfolio (“ITSS”)

-          To manage and control the functions of corporate planning, strategic business development and innovations in the interest of creating synergy within the Telkom Group; and

-          To ensure effective operation of functions at operational units, the Director of ITSS is in charge of the Solution Convergence Center (“DSC”) Division and Innovation & Design Center (“IDe Center”).

c.        Director of Finance (“KEU”)

-         To manage and control the Company's financial function (Chief Financial Officer function) in the interest of business synergy within Telkom Group as well as the centralized operations of Telkom's financial function; and

-         To ensure effective operation of financial functions at Telkom's operational units, the Director of KEU is in charge of the Finance Billing & Collection Center (“FBCC”) Unit.

d.       Director of Human Capital & General Affair (“HCGA”)

-         To manage the functions of human capital management, business performance management, supply management and corporate social responsibility activities, including coordination within the Telkom Group, as well as to control the operation of business units under its responsibility; and

-         To ensure effective operation of functions at operational units, the HCGA Director is in charge of the Human Capital Center (“HC Center”), Human Resources Assessment Service (“HRAS”), Management Consultant Center (“MCC”), Community and Development Center (“CDC”), and Corporate University (“CorpU”) units.

e.        Director of Network & Solution (“NWS”)

-          To implement the management function of infrastructure, IT and solutions in support of business operations in the exploitation of established businesses in a focused and integrated manner within the Telkom Group; and

-          To ensure effective operation od functions at operational units, the NWS Director is in charge of the operational units, namely the Telecommunications Infrastructure Division (“Infratel Div”), Access Division (“DIVA”), Broadband Division (“DBB”), Wireless Broadband Division (“DWB”), the Maintenance Service Center (“MSC”) and Information Service Center (“ISC”).

f.        Director of Consumer

-         To manage and control the functions of delivery channel and customer management for retail customers as well as the fixed wireless function, including coordinating those functions within the Telkom Group; and

-         To ensure effective operation of functions at operational units, the Director of Consumer is in charge of Consumer Services West and Consumer Services East divisions.

g.        Director of Enterprise & Wholesale (“EWS”)

-         To manage and control the functions of delivery channel and customer management for enterprise and Small Medium Enterprise (“SME”) customers, including coordinating those functions within the Telkom Group; and

-         To ensure effective operation of functions at operational units, the EWS Director is in charge of Divisi Enterprise Service (“DES”) and Divisi Business Service (“DBS”).

h.       Director of Compliance & Risk Management (“CRM”)

-         To manage and control the Company's business processes and activities efficiently and effectively, complying with all relevant legal requirements and prevailing regulations, and anticipating possible threats and risks that may disrupt the Company's business activities or its existence, including to coordinate such functions within the Telkom Group;

-         To manage the Company’s Legal & Compliance; Enterprise Risk Management and Business Effectiveness; Security & Safety, and the Supply Center ("SUC") units; and

-         To ensure effective operation of functions at operational units, the CRM Director is in charge of the Wholesale Service Division ("DWS").

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3.       Board of Directors Charter

In the case of activities and actions in the management of the Company that are not governed by our Articles of Association or the provisions of the law, procedures are followed that support the principle of accountability through consensus, agreement and/or rules between the members of the BoD. This charter is aimed at expediting the decision making process, reducing bureaucracy in the administration of the Company’s management, and supporting improvements in performance. This charter also governs the working relationship between the BoD and the BoC, which is an institutional relationship in that it is based on accountable management and supervisory mechanisms in accordance with the prevailing provisions.

4.       Policies on BoD Remuneration

Each Director is entitled to a remuneration consisting of a monthly salary and other allowances (including pension benefits). Directors also receive an annual bonus based on our business performance and achievements, which amount is determined by shareholders at our GMS. The bonus and incentive are budgeted every year based on recommendations of the Directors and confirmation from the BoC before being considered by shareholders at an AGMS.

5.       Determination of the Board of Directors’ Salary, Allowances and Facilities

The Nomination and Remuneration Committee is responsible for formulating the Directors’ salaries, which is further discussed in a joint meeting of the BoD and BoC for approval. Following review by the Nomination and Remuneration Committee and approval by the joint meeting of BoD and BoC, the formula is then submitted to the AGMS for consideration and approval.

A decision of the AGMS held on May 9, 2003, authorized the BoC to determine the formula of allowances and facilities for the Directors with reference to the review of an independent consultant. After the results of the independent review were discussed and agreed by the BoC and BoD, the BoC determined that the new formula would come into effect on January 1, 2003. The allowances and salaries for the Directors as determined by BoC were then reported to Dwiwarna shareholders at the AGMS on June 24, 2005.

In compliance with prevailing regulations, the remuneration, allowances and facilities for members of the BoD are reported to the capital market authorities and the Dwiwarna Shareholder.

Directors Remuneration in 2012

(in million Rupiah)

Director	Salary	Tantiem	Insurance	Other Benefits	Total
Arief Yahya	2,154.1	3,310	120.9	2,418.8	8,003.8
Indra Utoyo	2,025.5	3,310	113.5	1,865.5	7,314.6
Honesti Basyir	1,157.4	-	66.2	1,443.3	2,666.9
Priyantono Rudito	1,157.4	-	66.2	1,463.4	2,687.0
Ririek Adriansyah	1,157.4	-	66.2	1,354.7	2,578.3
Muhammad Awaluddin	1,157.4	-	66.2	1,373.8	2,597.5
Rizkan Chandra	1,157.4	-	66.2	1,819.7	3,043.3
Sukardi Silalahi	1,157.4	-	66.2	1,353.2	2,576.8
Rinaldi Firmansyah*	964.5	3,678	6,752	988.2	12,382.1
Ermady Dahlan*	868.1	3,310	6,076	674.4	10,928.9
Faisal Syam*	868.1	3,310	6,076	705.5	10,960.0
I Nyoman G Wiryanata*	868.1	3,310	6,076	951.9	11,206.4
Sudiro Asno*	868.1	3,310	6,076	793.5	11,048.0
Prasetio*	868.1	3,310	6,076	702.0	10,956.3

*) until May 11, 2012

6.       Board of Directors’ Meetings

Meetings of the BoD are chaired by the President Director. In the event that the President Director is unavailable or absent for any reason, the meeting will be chaired by a member of the BoD appointed in the meeting.

The BoD meeting may be held at any time deemed necessary at the request of one or more members of the BoD, at the request of the BoC or upon a written request from one or more shareholders representing one-tenth or more of the total number of outstanding shares of Common Stock.

The decisions of the BoD meeting shall be reached by consensus through deliberation. If this method fails, the decision shall be passed by voting based on the majority votes by BoD members cast in the meeting. A quorum is reached at a BoD meeting if more than half of the members of the BoD are present or represented legally in the meeting. Each BoD member who is present at the meeting shall be entitled to cast one vote (and one vote for each other member of the BoD that he/she represents).

In 2012, 48 Board of Directors’ meetings were held.

Table of atendance of BoD meetings:

Director	Position	Meetings Attended
Rinaldi Firmansyah	President Director	17 of 18
Sudiro Asno	Director of Finance	15 of 18
Faisal Syam	Director of Human Capital & General Affairs	18 of 18
Ermady Dahlan	Director of Network & Solution	16 of 18
I Nyoman G Wiryanata	Director of Consumer	18 of 18
Prasetio	Director of Compliance & Risk Management	13 of 18
Arief Yahya	President Director	47 of 48
Indra Utoyo	Director of IT Solution and Strategic Portofolio	47 of 48
Honesti Basyir*	Director of Finance	25 of 30
Priyantono Rudito*	Director of Human Capital & General Affairs	29 of 30
Sukardi Silalahi*	Director of Customer Affairs	28 of 30
Muhammad Awaluddin*	Director of Enterprise & Wholesale	29 of 30
Ririek Adriansyah*	Director of Compliance & Risk Management	29 of 30
Rizkan Chandra	Director of Network & Solution	28 of 30

* Since May 11, 2012

7.       Competence Enhancement Programs for Directors

Throughout 2012, members of our BoD have attended a number of training programs, workshops, conferences and seminars, as participant or speaker, in order to enhance their professional competences.

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Table of Competence Enhancement Program for BOD:
Name	Program	Location	Date
Arief Yahya

Benchmark of media business (digital media & IPTV) at BesTV

State - Owned Enterprise Leadership Forum*

Human Capital Indonesia Forum*

ASEAN Latin Business Forum*

National Broadband Economy Seminar*

Markplus Conference 2012*

BI Leadership School of Staff Program*

PR Summit  2012*

		Shanghai, China Jakarta, Indonesia Bandung, Indonesia Jakarta, Indonesia Jakarta, Indonesia Jakarta, Indonesia Jakarta, Indonesia Yogyakarta, Indonesia	15-18 October 2012 22 May 2012 22 June 2012 9-10 July 2012 11 December 2012 13 December 2012 26 July 2012 4 December 202
Indra Utoyo

Benchmark of vertical businesses (transportation, healthcare, logitics)

Benchmark of media business (digital media & IPTV) at BesTV

Digital Asia Executive Brainstorming Innovation Forum

Benchmark of e-commerce business operations at the head quarters of e-bay Asia-Pacific

Bali Annual Telkom International (“BATIC”) 2012*

Markplus Conference*

		India Shanghai, China Singapore Seoul, Korea Bali, Indonesia Jakarta, Indonesia	12-14 April 2012 15-18 October 2012 4-5 December 2012 6-7 December 2012 10-13 July 2012 13 December 2012
Honesti Basyir	Communications Internal Audit Unit Forum*	Bali, Indonesia	2-5 July 2012
Priyantono Rudito	Forum Asia Organizational Culture Summit 2012 BUMN Marketing Day 2012* National Seminar ‘Saving Indonesian Economy through Knowledge-Based Economy’* Conferences & Exhibitions 7th HR EXPO 2012*	Johor Baru, Malaysia Jakarta, Indonesia Bandung, Indonesia Jakarta, Indonesia	18-19 November 2012 20 June 2012 3 November 2012 11-12 December 2012
Sukardi Silalahi	State - Owned Enterprise Marketeers at PT Garuda Indonesia* State - Owned Enterprise Marketeers at PT Hutama Karya* State - Owned Enterprise Marketeers at PT PP*	Jakarta, Indonesia Jakarta, Indonesia Jakarta, Indonesia	29 June 2012 19 October 2012 6 December 2012
Muhammad Awaluddin

CIO Summit 2012 by Fairfax Business Media & IDC Asia/Pacific

Business Ecosystem Workshop by Frost & Sullivan

KIN ASEAN Forum - CMO by Kellogs- CMO Club

The National Working Meeting IMA (Indonesia Marketeers Association)*

		Singapore Sydney, Australia Jakarta, Indonesia Bali, Indonesia	2 August 2012 20-25 September 2012 12 December 2012 26 October 2012
Ririek Adriansyah	Seminar Capacity Asia 2012: Increasing Regional Connectivity	Bangkok, Thailand	28-29 November 2012
Rizkan Chandra	Benchmark Wifi Implementation in South Korea Benchmark China Mobile, China Unicom, & Chine Telecom Sharing Session with Biel Wiggenhorn Benchmark Cisco Executive Briefing Center Markplus Conference*	South Korea Beijing, China Bandung, Indonesia London, England Jakarta, Indonesia	16- 19 July 2012 24-25 September 28 September 2012 20-23 November 2012 13 December 2012

*) BoD as speakers in Seminar/Workshop/Conference/Training

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8.       Assessment on the Performance of Board of Directors

a.       Process for the Assessment on the Performance of Board of Directors

The assessment on the performance of the BoD is performed by the BoC as well as the GMS, regarding the achievement of KPI of the BoD in the discharge of its duties and responsibilities as established by the Articles of Association, the achievement on the RKAP.

Achievement of Directors' KPIs as a basis for the evaluation by the BoC is determined through internal processes. The assessment process was initiated with completion of an online form of the achievement of Management Contract ("KM") by the Business Performance Evaluation ("BPE") unit as the Evaluator Team, and followed by face-to-face meeting for clarification and the determination of final performance scores to be submitted to the Performance Committee and President Director for final decision and subsequently forwarded to the Board of Commissioners.

In 2012, the Directors' performance was also evaluated by a Team appointed by the State Ministry of SOE, which assessed the performance of the company on the basis of the Excellent Performance Assessment Criteria ("KPKU") for SOE. The KPKU was an adaption from the Malcolm Baldrige Criteria for Excellence ("MBCFPE"), according to which criteria Telkom was assessed at the level of "Emerging Industry Leader". This achievement ranks among the highest of the SOEs assessed, reflecting the success of earlier efforts by the Company since 2000 to implement and assess its performance and those of its business units/divisions using the MBCFPE criteria.

b.       Criteria Used in the Assessment on the Performance of the Board of Directors

The criteria used in the assessment on the performance of the BoD is based on the balanced scorecard method with measurements on four main aspects, namely Financial, Customer, Internal Business Process, and learning and Growth, translated into three types of KPI, namely Shared KPI, Common KPI, and Specific KPI. Shared KPIs are the same in name, target, realization and achievement for all the Directors. Common KPIs have the same name and target, but specify different realization and achievement for each of the Director. Specific KPIs are different for each of the Directors and represent specific programs as the primary duty and priority for the respective Director and Directorate.

c.        Parties Performing the Assessment

The internal parties performing the assessment on the Management Contract of the BoD is the Performance Committee and the President Director, following the evaluation by the BPE unit of the HCGA Directorate. Overall, assessment on the performance of the BoD is performed by the BoC through the GMS mechanism in accordance with established provisions.

d.       GCG Assessment for Board of Directors

Telkom also conduct an assessment on the implementation of GCG by the BoC as well as the BoD. The GCG assessment process is performed by the IICG, an independent agency that perform a CGPI rating on Telkom. There are 13 aspects being assessed in the implementation of GCG towards an ethical, honorable, fair and accountable business, namely the aspects of commitment, intent, transparency, accountability, responsible, independence, fairness, competence, leadership, coordination, vision and mission, strategy and policies, as well as business ethics and risk culture.

In the GCG assessment, Telkom is rated as “The Most Trusted Company”.

The commitment and sincerity of the Board of Directors in GCG assessment process "Corporate Governance Perception Index, November 6, 2012".

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D.      Committees under the Board of Commissioners

1.       Audit Committee

The Audit Committee operates under the authority of the Audit Committee Charter promulgated by a Decree of the Board of Commissioners. The Audit Committee Charter is regularly evaluated and, if necessary, amended to ensure compliance with OJK and SEC requirements and other relevant regulations. In November 2011, we made an amendment to the Audit Committee Charter, which was stipulated by BoC Decree No.11/KEP/DK/2011 dated November 30, 2011 regarding the Charter of the Telkom Group Audit Committee. In 2012, no changes were made to regulations related to Audit Committee that would require us to amend our the Audit Committee Charter.

a.       Profile of the Audit Committee

Telkom has a six-member Audit Committee comprising: two Independent Commissioners, one Commissioner, and three external independent members who are not affiliated with Telkom.

The composition of the Audit Committee was changed during 2012.  Up to May 11, 2012, members of the Audit Committee are: (i) Rudiantara (Independent Commissioner - Chairman); (ii) Salam (Secretary); (iii) Johnny Swandi Sjam (Independent Commissioner); (iv) Bobby A.A. Nazief (Commissioner); (v) Sahat Pardede, and (vi) Agus Yulianto. The Annual General Meeting of Shareholders held on May 11, 2012 decided to release Rudiantara and Bobby A.A Nazief from their respective responsibilities in the Committee.

The composition of the Audit Committee as of December 31, 2012 is as follow:

Membership	Name
Chairman	Johnny Swandi Sjam
Secretary	Salam
Member	Virano Gazi Nasution
Parikesit Suprapto
Sahat Pardede
Agus Yulianto

Brief profiles of each member of the Audit Committee are provided below:

Johnny Swandi Sjam - Independent Commissioner

As Chairman of the Audit Committee, Johnny Swandi Sjam is responsible for directing, coordinating and monitoring the execution of the duties of each member of the Audit Committee.

Salam - Secretary/Member

His duties are to facilitate the execution of duties by the Audit Committee members, manage correspondence, prepare documents, report on charter updates and committee work and coordinate the independent auditor selection process.

Salam is a certified accountant and has experience in auditing, accountancy, and finance. Between 1974 and 1989, he was an employee of the Financial and Development Supervisory Board. He has also served as AVP Business Development Division of PT Rajawali Wirabhakti Utama, Head of Corporate Control Unit of PT Pabrik Rokok Cap Bentoel and Finance Director of PT Telekomindo Primakarya. He holds a degree in accounting from the Institut Ilmu Keuangan Jakarta.

Parikesit Suprapto – Commissioner

Parikesit Suprapto is responsible for supervising and monitoring the Company’s GCG and keeps himself updated on capital market regulations as well as other laws that are relevant to the Company’s operations.

Virano Gazi Nasution – Independent Commissioner

Virano Gazi Nasution’s prime duty is to supervise and monitor the Company’s Information Technology.

Sahat Pardede – Member

Sahat Pardede’s primary duty is to supervise and monitor the integrated audit process and consolidated financial reporting, including the implementation of financial accounting standards and the effectiveness of Internal Control Over Financial Reporting (“ICOFR”).

Sahat Pardede is a certified public accountant and a Managing Partner in the Public Accountant Firm of Ghazali, Sahat & Associates. He has considerable experience and expertise in auditing and possesses extensive knowledge of financial accounting and internal control under SOA Section 404. From 1981 to 2000, he was an employee of the Financial and Development Supervisory Board. He graduated in accounting from Sekolah Tinggi Akuntansi Negara - Jakarta and holds a Master Degree in Business Administration from Saint Mary’s University in Halifax, Canada.

Agus Yulianto – Member

Agus Yulianto is in charge of supervising and monitoring the effectiveness of risk management (particularly financial reporting risks) implemented by our Board of Directors, monitoring possible occurrence of fraud and/or irregularities that could potentially harm the Company, and complaint handling.

Agus Yulianto is a certified accountant with experience in auditing, accountancy and finance. From 1983–1999, he was an employee of the Financial and Development Supervisory Board. He has also worked as a senior consultant with the Jakarta Initiative Task Force as a procurement audit specialist for World Bank-funded projects. Before his appointment as a member of the Audit Committee, he worked for the Public Accountant Firm of HLB Hadori Sugiarto Adi & Rekan as Chair of the Financial Management Specialist Team for a project in Aceh that was managed by the World Bank and funded by the Multi Donor Fund. He graduated with a degree in Accountancy from Sekolah Tinggi Akuntansi Negara Jakarta and received his Master in Accountancy from Case Western Reserve University, Cleveland, Ohio, USA.

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b.       Duties and Responsibilities of the Audit Committee

The Audit Committee Charter outlines the Committee’s purpose, function and responsibilities. It provides that the Audit Committee is responsible for:

-          Overseeing our financial reporting process on behalf of the BoC;

-          Providing recommendations to the Board of Commissioners regarding the selection of external auditor;

-          Discussing with internal and external auditors on the overall scope, for both audit and non audit work as well as their audit plan;

-          Reviewing the Company's consolidated financial statements as well as the effectiveness of ICOFR;

-          Convening regular meetings with internal and external auditors, without the presence of management, to discuss the results of their evaluation and audit of our internal controls as well as the overall quality of our financial reporting; and

-          Carrying out additional tasks that are assigned by the BoC, especially on financial and accounting-related matters as well as other obligations required by SOA.

The Audit Committee also receives and handles complaints. The Audit Committee may appoint independent consultants or professional advisors to support the execution of its duties.

c.        Independence of Audit Committee

Regulations of OJK on Audit Committee require that the Audit Committee comprises at least three members, one of whom must be an Independent Commissioner who serves as chairman, while the other two members must be independent. At least one of these two members must have expert knowledge (in the context of item 16A Form 20 F) in the field of accountancy and/or finance. In order to be considered independent under the prevailing Indonesian rules, the external members of the Audit Committee:

-          May not be an executive officer of a public accountant firm that has provided audit and/or non-audit services to us within the six months prior to his or her appointment as an Audit Committee member;

-          May not have been our executive officer within the six months prior to his or her appointment as an Audit Committee member;

-          May not be affiliated with our majority shareholder;

-          May not have a family relationship with any member of the BoC or BoD;

-          May not own, directly or indirectly, any of our shares; and

-          May not have any business relationship that relates to our businesses.

d.       Audit Committee Financial Expert

The Board of Commissioners has determined that Sahat Pardede, as an independent member of our Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an “independent” member pursuant to the provisions of Rule 10A-3 of the Exchange Act. Mr. Pardede has been a member of our Audit Committee since February 2004. Prior to his appointment as a member of our Audit Committee, Sahat Pardede practiced and is currently practicing, as a Certified Public Accountant in Indonesia and provided auditing services and other financial services to numerous private companies and public institutions. He is a Certified Public Accountant and is also a member of the Indonesian Institute of Certified Public Accountants.

e.        Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all non-audit services provided by our independent registered public accounting firm must be pre-approved by our Audit Committee, as set forth in the Audit Committee Charter. Pursuant to the charter, permissible non-audit services may be performed by our independent registered public accounting firm provided that: (a) our Board of Directors must deliver to the Audit Committee (through the Board of Commissioners) a detailed description of the non-audit service that is to be performed by the independent public accounting firm; and (b) the Audit Committee will determine whether the proposed non-audit service will affect the independence of our independent public accounting firm or would give rise to any conflict of interest.

Pursuant to Section 10(i)(1)(B) of the Exchange Act and paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X issued there under, Audit Committee Charter waives the pre-approval requirement for permissible non-audit services where: (i) the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by us to our independent registered public accounting firm during the year in which the services are provided; or (ii) the proposed services are not regarded as non-audit services at the time the contract to perform the engagement is signed. In addition to these two requirements, the performance of non-audit services must be approved prior to the completion of the audit by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself.

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Audit Committee Report

Below is the report of the Audit Committee for 2012 fiscal year:

Independent Auditor and Auditor Independency

In 2012, Telkom appointed KAP Purwanto, Suherman & Surja, member firm of Ernest and Young Global Limited ("E&Y") after terminating the services of KAP Tanudiredja Wibisana & Rekan, member firm of PricewaterhouseCoopers Global Network ("PWC").  The appointment of E&Y as independent auditor to perform the integrated audit for fiscal year 2012 was approved at the Annual General Meeting of Shareholders held on May 11, 2012.

The Audit Committee reviewed and discussed with E&Y, which is responsible for providing an opinion on the fair presentation of our consolidated financial statements and notes to the consolidated financial statements, with regard to the generally accepted accounting principles in Indonesia and the United States of America, and their opinion on the effectiveness of our internal controls over financial reporting, as well as the quality and acceptability of our financial accounting standards. The review and discussions by the Audit Committee also involve such other matters as are required to be discussed with the Audit Committee by the auditing standards on communications with the Audit Committee, the Public Company Accounting Oversight Board (“PCAOB”) standards, the rules of OJK and the Securities and Exchange Commission ("US SEC") and any other applicable regulations. In addition, the Audit Committee and E&Y have discussed the public accounting firm’s independence from our management and from our Company, including the matters in the letter from E&Y as required by PCAOB rule 3526, Communications with Audit Committees Concerning Independence and considered the influence of the public accounting firm’s non-audit services. The Audit Committee has obtained a letter from E&Y that provides disclosures, such as those required by PCAOB Rule 3526, regarding any relationship between E&Y and us that in E&Y’s professional judgment may reasonably be deemed to interfere on independence. E&Y has discussed its independence with our Audit Committee and has confirmed in its letter to us that, in its professional judgment, E&Y is independent from us.

Integrated Audit

-          The Audit Committee has reviewed management’s report on its assessment of the effectiveness of our ICOFR as well as E&Y’s report on the effectiveness of our Internal Control over Financial Reporting. The Audit Committee has discussed with management and E&Y the significant deficiencies identified during the course of the assessment, and management’s plan to remediate the deficiencies of our internal control over financial reporting.

-          The Audit Committee has discussed with the Company’s internal auditors and E&Y the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and E&Y, without management present, to discuss the results of their examinations, their evaluations of our Internal Control over Financial Reporting and the overall quality of our financial reporting.

The Audit Committee also reviewed and discussed the audited Consolidated Financial Statements and the Notes to the Consolidated Financial Statement in the Annual Report (Form 20-F) with our management, including a discussion of the quality and the acceptability of our financial accounting standards, the reasonableness of significant accounting judgments and the adequacy of disclosures in the Consolidated Financial Statements. Management has confirmed to our Audit Committee that such consolidated financial statements:

(i)       have been prepared with integrity and objectivity and are the responsibility of management; and

(ii)     have been prepared in conformity with the accounting principles generally accepted in Indonesia.

Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Commissioners, and the Board of Commissioners has approved, that the audited Consolidated Financial Statements and Notes to the Consolidated Financial Statements as well as management’s assessment of the effectiveness of our Internal Control over Financial Reporting be included in the Annual Report on Form 20-F, which will be reported to the US SEC.

Whistleblower

-         The Audit Committee has formulated whistleblower procedures regarding accounting, internal controls and auditing matters, including procedures to ensure employee confidentiality and the anonymous submission of concerns in accordance with Bapepam Regulation No. IX.1.5 and Section 301 of the Sarbanes-Oxley Act of 2002 regarding Public Company Audit Committees.

-         With regard to enterprise risk management, the Audit Committee monitored and supervised fraud and financial reporting risks that would have a material effect on financial statements.

Audit Committee Meeting

During 2012, the Audit Committee held 30 meetings. These meetings were held pursuant to the Audit Committee Charter and intended to facilitate members of the committee in performing their duties and responsibilities. The following is the audit meeting attendance table:

Meetings of the Audit Committee

Name	Number of Meetings	Number in Attendance	Attendance Percentage
Rudiantara**	20	15	75%
Johnny Swandi Sjam*	30	25	83%
Bobby A.A. Nazief**	20	14	70%
Parikesit Suprapto*	10	7	70%
Virano Gazi Nasution*	10	7	70%
Salam	30	29	97%
Sahat Pardede	30	30	100%
Agus Yulianto	30	30	100%

(*)   Since May 11, 2012

(**) Until May 11, 2012

Jakarta, 26 March 2013

Johnny Swandi Sjam

Chairman of Audit Committee

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2.       Nomination and Remuneration Committee

The Nomination and Remuneration Committee was formed pursuant to Board of Commissioners Decree No.003/KEP/DK/2005 dated April 21, 2005 regarding the Establishment of Nomination and Remuneration Committee.

a.       Profile of Nomination and Remuneration Committee

Below is the composition of the Nomination and Remuneration Committee as of December 31, 2012:

Membership	Name
Chairman	Jusman Syafii Djamal
Member	Hadiyanto
Parikesit Suprapto
Johnny Swandi Sjam
Virano Gazi Nasution
Secretary/Member	Yuki Indrayadi

Jusman Syafii Djamal – Chairman/Commissioner

Jusman Syafii Djamal is the Chairman of the Committee whose prime responsibility is to direct and coordinate the Committee’s functioning.

Hadiyanto -  Commissioner

Hadiyanto is a member of the Committee and responsible for coordinating inputs from parties related to the Company’s controlling shareholders with regards to nomination and remuneration issues.

Parikesit Suprapto -  Commissioner

Parikesit Suprapto is a member of the Committee and responsible for coordinating inputs from the Company’s controlling shareholders with regards to nomination and remuneration issues.

Johnny Swandi Sjam - Independent Commissioner

Johnny Swandi Sjam is a member of the Committee and responsible for addressing nomination and remuneration issues with the management and external independent parties.

Virano Gazi Nasution - Independent Commissioner

Virano Gazi Nasution is a member of the Committee and responsible for addressing nomination and remuneration issues with the management and external independent parties.

Yuki Indrayadi - Secretary to the BoC

Yuki Indrayadi is concurrently a member and the secretary of the Committee and is responsible for the Committee’s administration and documentation.

b.       Duties and Responsibilities of Nomination and Remuneration Committee

The Nomination and Remuneration Committee has been established to perform, regulate and uphold the principles of GCG related to the nomination process of strategic management positions as well as to determine the BoD’s remunerations.  The Nomination and Remuneration Committee is tasked to:

-      Develop a system for the personnel nomination and selection of the Company’s strategic management positions by upholding the principles of GCG, which are transparency, accountability, responsibility, fairness, and independency;

-         Assist the BoC during the selection process of nominees for strategic management positions at the Company, defined as one level below Director, as well as for positions of Director and Commissioner of the Company’s consolidated subsidiaries that contribute 30% or more to the Company’s revenue, such as Telkomsel.  For Telkomsel, the Committee’s recommendation is to be consulted with the Series-A Dwiwarna Shareholders; and

-         Formulate a remuneration system for our Board of Directors based on fairness and performance.

c.        Independency of  Nomination and Remuneration Committee

To ensure independency in carrying out its duties, the Nomination and Remuneration Committee shall not have members that have direct and indirect relations with the Company.

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Report of the Nomination and Remuneration Committee

During 2012, the Nomination and Remuneration Committee has discussed issues related to nomination and remunerations as follow:

Nomination

The Committee perform its duties in accordance with Decree of the Board of Commissioners No.07/KEP/DK/2010 dated April 30, 2010, concerning the appointment of strategic positions within the Company, namely:

1.       For positions one layer below Director level at the Company or the Board of Directors of Subsidiaries, the Board of Directors shall consult with the Board of Commissioners.

2.       In accordance with the Articles of Association, for positions in the BoD and BoC of consolidated Subsidiaries with 30% or more contribution to consolidated revenue, the Company's Board of Directors shall require approval from the Board of Commissioners.

During 2012, the Committee has provided input regarding the proposals for the nomination of a number of strategic positions, namely Head of Internal Audit as well as members of the BoC and BoD of Telkomsel. The Committee has also provided input to the BoC regarding candidates for the Company's BoD, which are proposed by the BoC as required by the Dwiwarna Shareholder.

Remuneration

In 2012, the Committee assisted the BoC in preparing proposals for the remuneration of members of the Board of Directors to be submitted to the shareholders. With the assistance of an independent consultant, these proposals have been formulated based on a benchmark to the remuneration of Directors at regional telecommunications companies.

In broad terms, the proposed Director's remuneration recommended by the Committee to the BoC to be submitted to shareholders is based on considerations that, in view of the increasing competitiveness and complexity of the telecommunications industry and the need for Telkom to maintain its position as a dominant player in the industry in Indonesia, the achievement of Telkom in 2012 merits higher appreciation, namely at the P-75 level (upper quarter) of the market for total reward (comprising salaries, bonuses, and all components of benefits and facilities) for the BoD, in order to provide sufficient motivation for Telkom's BoD in striving to improve the Company's profitability.

Meeting of the Nomination and Remuneration Committee

Throughout 2012, the Nomination and Remuneration Committee held 11 meetings.

Table of Meetings of Nomination and Remuneration Committee:

Name	Number of Meetings	Meeting Attended	Percentage of Attendance
Jusman Syafii Djamal	11	11	100%
Johnny Swandi Sjam	11	11	100%
Virano G. Nasution*	5	3	60%
Parkesit Suprapto*	5	5	100%
Hadiyanto*	5	4	80%
Yuki Indrayadi	11	11	100%
Rudiantara**	6	5	83%
Mahmuddin Yasin*	6	5	83%
Bobby A. A. Nazief**	6	6	100%

*Since May 11, 2012

**Until May 11, 2012

Jakarta,26 March 2013

Jusman Syafii Djamal

Chairman of Nomination and Remuneration Committee

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3.       Planning and Risk Evaluation and Monitoring Committee

Planning and Risk Evaluation and Monitoring Committee or KEMPR (previously Planning and Risk Review Committee) was established pursuant to BoC Decree No.04/KEP/DK/2011 dated March 24, 2011 regarding KEMPR Charter of PT Telekomunikasi Indonesia, Tbk, as an amendment to Board of Commissioners Decree No.06/KEP/DK/2006 dated May 19, 2006 and BoC Decree No.02/KEP/DK/2009 dated February 26, 2009.

KEMPR is formed to, among others, review the Company’s long-term strategic plan and RKAP, and to provide recommendations to the BoC on policies related to the above issues.  The KEMPR also monitors the execution of the Company's business plans, as well as to perform a comprehensive review on the results of such monitoring as a reference for the BoC in its oversight function over the Company’s business process, capital expenditure budgeting, and risk management.

a.       Profile of Planning and Risk Evaluation and Monitoring Committee

As of 2012, pursuant to BoC Decree No.07/KEP/DK/2012 dated May 28, 2012, the KEMPR comprises the following members:

Membership	Name
Chairman	Parikesit Suprapto (Commissioner)
Secretary	Ario Guntoro
Member	Hadiyanto (Commissioner)
Johnny Swandi Sjam (Independent Commissioner)
Virano Gazi Nasution (Independent Commissioner)
Adam Wirahadi
Widuri M. Kusumawati

Parikesit Suprapto - Commissioner

Parikesit Suprapto, Commissioner, is the Chairman of KEMPR who coordinates and monitors the rest of the Committee’s members in performing their respective tasks and responsibilities.

Ario Guntoro – Secretary/Member

As the Secretary to the KEMPR, Ario Guntoro is tasked with the coordination and scheduling of all the tasks and duties of the Committee, as well as to evaluate and monitor the achievement of the Company's  Corporate Strategic Scenario (“CSS”) and capital expenditure.

Engaged professionally in the area of finance, Ario Guntoro has vast experience in investment and banking.  After serving in the private national bank sector from 1994 through 1999 assuming the positions of corporate officer and up to Brand Manager, Ario Guntoro next served with the Indonesian Banking Restructuring Agency ("IBRA") from 1999 through 2004, with his last post as Assistant VP of HIPA Division. Prior to his appointment as a KEMPR member in 2004, he was a Special Advisor for PT PPA (Persero).  Ario Guntoro earned his Bachelor Degree in Economy from Universitas Gadjah Mada in 1993.

Hadiyanto -  Commissioner

In KEMPR, Hadiyanto who is also a Commissioner of the Company monitors and supervises the RJPP/CSS executions, RKAP implementation, and ERM as well as inorganic business initiative development.

Johnny Swandi Sjam – Independent Commissioner

In KEMPR, Johnny Swandi Sjam who is also an Independent Commissioner of the Company monitors and supervises the RJPP/CSS execution, RKAP implementation, and ERM as well as inorganic business initiative development.

Virano Gazi Nasution – Independent Commissioner

In KEMPR, Virano Gazi Nasution who is also an Independent Commissioner of the Company monitors and supervises the RJPP/CSS execution, RKAP implementation, and ERM as well as inorganic business initiative development.

Adam Wirahadi – Member

Adam Wirahadi’s main task in the Committee is monitoring the Company’s risk management, its compliance with applicable rules and regulations and evaluating Directors’ legal actions that need prior approval from the Board of Commissioners.

Prior to his appointment as KEMPR member in 2003, Adam Wirahadi served in the Ministry of Finance of the Republic of Indonesia during 1999-2000. In 2001-2003, he was as a researcher/analyst at an NGO and concurrently a business environment consultant, an expert staff at the House of Representative during 2001-2002, and member of academic and regulatory compiler teams at several ministries during 2001- 2003. Adam Wirahadi earned his Bachelor Degree in Economic Accounting (1998) and in Law (2007) both from Universitas Indonesia.

Widuri Meintari Kusumawati - Member

Widuri Meintari Kusumawati's main task is evaluating the RKAP as proposed by the management and monitoring how the RKAP progresses while also monitoring the Company’s subsidiary’s business.

Prior to joining the KEMPR, Widuri Meintari Kusumawati worked for the Ministry of Finance of the Republic of Indonesia (2000-2003) and for a domestic private bank (2003-2004). She earned her Bachelor Degree in Economics Accounting from the Universitas Gadjah Mada in 2000.

b.       Duties and Responsibilities of Planning and Risk Evaluation and Monitoring Committee Covers:

-          Submit an evaluation report on the RJPP or CSS as well as the RKAP as proposed by BoD according to a schedule specified by the BoC;

-          Provide recommendations to the BoC related to the approval of CSS and RKAP;

-          Submit evaluation reports to the BoC on the execution of CSS and RKAP as well as the implementation of the Company's risk management; and

-          Provide recommendations on the implementation of risk management.

c.        Independence of Planning and Risk Evaluation and Monitoring Committee

All members of the KEMPR (except for Parikesit Suprapto, Hadiyanto, Johnny Swandi Syam and Virano Gazi Nasution) comprise of external and independent members.

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Report of the Planning and Risk Evaluation and Monitoring Committee

During 2012, the KEMPR supervises and monitors the implementation of CSS current year, implementation of 2012 RKAP, capital expenditures in 2012 RKAP, the Company's risk management analyses investments in Subsidiaries. In addition, the KEMPR also evaluates the proposal for CSS 2013-2017, the proposal for RKAP 2013, and engages in such other duties as assigned by the BoC.

Activities of the KEMPR in 2012:

1.       Corporate Strategic Scenario (“CSS”)

The KEMPR monitors the implementation of RJPP/CSS for the period 2012-2016, in particular related to developments in current year, and evaluates the proposed CSS for the period 2013-2017, which forms the basis for the formulation of 2013 Corporate Annual Message ("CAM") and 2013 RKAP. In line with the strategy for regular updates on RJPP, the CSS for 2013-2017 is an update on the CSS for 2012-2016, with a focus on a number of strategic initiatives such as broadband services, wireless services, ecosystem solutions, investments on related businesses to leverage our assets, integration of NGN and OBCE, development of center of excellence, and financial projection for 2013-2017 period.

2.       Annual Business and Budget Plan

Regarding the implementation of RKAP 2012, the Board of Commissioners has instructed the Board of Directors to ensure the timely implementation of the procurement process regarding the deployment of capital expenditures. In addition, the Board of Commissioners has asked the Board of Directors to intensify the development of Information, Media and Edutainment businesses.

In monitoring the implementation of RKAP for the year 2012, the KEMPR focuses among other things on monitoring efforts by the Company in increasing revenues from new wave businesses while maintaining the performance of legacy business. Revenue improvement from new wave businesses comprises of broadband, data communication and information, media and edutainment sectors.

In regards with the monitoring of performance of subsidiaries, including Telkomsel, there are 4 ( four) Subsidiaries that become the focus of monitoring in 2012, namely Indonusa, Metra and Dayamitra. The monitoring on Telkomsel mainly focuses on the strengthening of broadband as the new business of Telkomsel, as well as on cost efficiencies. In regards with the broadband business, in addition to infrastructure deployment, attention was also given to the formulation of a suitable business model. The review on Indonusa as a provider of pay TV services focuses on the achievement of EBITDA and net income targets. The biggest challenge for Indonusa is in gaining market share, and in converting market share into financial achievements. The monitoring on Metra focuses on cost efficiency measures as well as the management of its subsidiaries towards achieving the established targets. Meanwhile, the monitoring on Dayamitra focuses on the utilization of the shareholder's loan that has been agreed on, as well as preparations for the implementation strategic corporate actions involving Dayamitra.

In order to optimize the monitoring results, the KEMPR conducted a number of field visits to directly monitor the progress of capital expenditure deployment and achievements on the RKAP. Field visits by KEMPR in 2012 include visits to observe the progress on the construction of the Sumatera-Bangka Cable System ("SBCS") for the Pangkal Pinang - Muntok and the Palembang - Sungsang segments, the construction of Metro-E Node-B for Telkomsel, the construction of the Tarakan Tanjung Selor Cable System ("TSCS") and progress on the access network modernization through the TITO scheme. In addition, field visits were made to monitor performance of business units at the seven work regions of the Company, as well as the performance of Subsidiaries namely Telkomsel, Mitratel and Infomedia.

3.       Enterprise Risk Management (“ERM”)

The KEMPR is in charge of monitoring the implementation of ERM in 2012, including on the treatment of risks that have significant impact on the 2012 RKAP. Several very high risk category among the risk factors in 2012 are Risk on Flexi Business, Risk of Regulation on Tower Business, Risk on Regulation on Premium SMS and Risk on Speedy Business. The KEMPR specifically monitors efforts in the mitigation of risks in the very high risk category. Among others, the risk on regulation of Premium SMS, one in the very high risk category, is highly dependent on external factors, namely the revocation of ITRA letter No.177/2011 and the revision to Ministerial Regulation of the MoCI No.1/2009 on Premium Message Services. Similar conditions also exist on risk of regulation on tower business, with observable trends of provincial governments issuing regulations on telecommunications tower that may result in increased costs on the side of telecommunication operators.

4.       Actions by the Board of Directors that Require Prior Approval of the Board of Commissioners

During 2012, the KEMPR has reviewed actions by the BoD that require prior approval of the Board BoC, including:

-          Approval for the development of Indonesia WiFi;

-      Approval for equity call and shareholder loan to Sigma;

-      Approval of capital expenditure ISP 3rd route;

-      Approval for equity call for Sigma for the construction of data center at Sentul;

-      Approval for capital expenditure budget for the construction of Metro-E Node-B access;

-      Approval for the establishment of a new subsidiary; and

-      Approval for equity call and shareholder loan for Mitratel.

In discharging its duties throughout 2012, the KEMPR has produced a number of reports and reviews/evaluation, detailed as follow:

	CSS	RKAP		CAPEX		ERM	Corporate Action (“CA”)
		2012	2013	2011	2012
Report	5	13	0	16	0	8	0
Evaluation	2	1	1	5	1	7	5

Meeting of the Planning and Risk Evaluation and Monitoring Committee

During 2012, the KEMPR held 23 committee meetings consisting of:

-          Prior to the 2012 Annual GMS on May 11, 2012, there were 8 (eight) committee meetings detailed as follow:

Table of Meetings by Planning and Risk Evaluation and Monitoring Committee

Name	Number of meetings (*)				Number of Meeting Attended	Percentage of Attendance
	CSS	RKAP	ERM	CA
Bobby A.A. Nazief	2	1	1	0	4	56%
Mahmuddin Yasin	2	0	0	0	2(**)	33%
Johnny Swandi Sjam	2	3	1	1	7	89%
Ario Guntoro	2	4	1	1	8	100%
Adam Wirahadi	2	4	1	1	8	100%
Widuri M. Kusumawati	2	4	1	1	8	100%

(*) Number of meetings in addition to 2 internal meetings.
(**) Represented by Proxy on the absence of Vice Chairman.

-          After the 2012 Annual GMS on May 11, 2012, there were 15 committee meetings detailed as follow:

Table of  Meetings by Planning and Risk Evaluation and Monitoring Committee

Name	Number of meetings (*)				Number of Meeting Attended	Percentage of Attendance
	CSS	RKAP	ERM	CA
Parikesit Suprapto	0	9	2	1	12	81%
Hadiyanto	0	8	2	1	11	75%
Johnny Swandi Sjam	0	11	2	2	15	100%
Virano Gazi Nasution	0	8	2	1	11	75%
Ario Guntoro	0	11	2	2	15	100%
Adam Wirahadi	0	11	2	2	15	100%
Widuri M. Kusumawati	0	11	2	2	15	100%

(*)   Number of meetings in addition to 1 internal meeting.

Jakarta, 26 March 2013

Parikesit Suprapto

Chairman of KEMPR

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E.       Committees under BoD

1.       Legal Basis

In discharging its duties and responsibilities in managing the Company, the BoD has established a mechanism for decision-making or approval of the BoD through a number of committees under BoD called Executive Committees (joint approval authority) as defined in the BoD Charter. The Committees are expected to bring more efficiency and expedite BoD decision-making process in the respective areas of each Committee.

The Chairman and Executive Committee members are the Company’s Directors. In exercising its duties, the Executive Committees may hire independent parties for assistance.

The existence of Executive Committees changes from time to time according to the dynamics of business and organizational changes. The Company’s BoC issued Company Regulation No.PD.608.00/r.00/HK.000/COP-D0030000/2011 that came into effect on October 28, 2011, which establishes the following Executive Committees:

a.       Ethics and HR Committee

b.       Treasury and Financial Committee

c.        Subsidiary Management Committee

d.       Investment Committee

e.        Risk, Compliance and Revenue Assurances Committee

f.        Disclosure Committee

2.       Company Policy on Independence of Committees

The Committees are established by the BoD, with the authority to make decisions/approvals on policies/operating transactions that require approval from at least 2 (two) Directors.

3.       Company Policies and Formal Practice on Committees Meetings

-          Committee Meetings are meetings attended by Committee Members, and approvals or proposals for decisions of Executive Committees are made directly during Committee Meetings, which are legitimate if attended by more than half of the Committee Members; and

-          The mechanism for Committee decisions with respect to its duties, responsibilities and authorities are made through Committee Meetings or without a Committee Meeting (Circular Decision), both of which are legally binding.

4.       Profile of Members of Executive Committess

Members of the Executive Committees are members of the BoD, see Profile of Directors in page 129 for complete profiles.

The following are descriptions of each of the Executive Committees:

1.       Ethics and HR Committee

a.       Composition of Ethics and HR Committee

Period of 1 January 2012 – 10 May 2012:

Chairman	:	Rinaldi Firmansyah/President Director
Secretary	:	1) VP HR Policy
2) VP Organization Development
Members	:	1) Faisal Syam/ Director of HCGA
2) Prasetio/Director of CRM
3) Relevant Directors

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PePeriod of 11 May 2012 – 31 Desember 2012:

Chairman	:	Arief Yahya/President Director
Secretary	:	1) VP HR Policy
2) VP Organization Development
Members	:	1) Priyantono Rudito/ Director of HCGA
2) Ririek Adriansyah/Director of CRM
3) Relevant Directors

b.       Duties and responsibilities

-          Determine and approve policies in Good Corporate Governance implementation and enforcement;

-          Determine and approve policies in corporate ethics and employee discipline; and

-          Determine and approve policies in HR.

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2.       Treasury and Financial Committee

a.       Composition of Treasury and Financial Committee

Period of 1 January 2012 – 10 May 2012:

Chairman	:	Sudiro Asno/Director of Finance (“KEU”)
Secretary	:	VP Treasury Management
Members	:	1) Prasetio/Director of CRM
2) Indra Utoyo/Director of ITSS

Period of 11 May 2012 – 31 December 2012:

Chairman	:	Honesti Basyir/Director of Finance (“KEU”)
Secretary	:	VP Treasury Management
Members	:	1) Ririek Adriansyah/Director of CRM
2) Indra Utoyo/Director of ITSS

b.       Duties and responsibilities

-          Determine and approve treasury/financial transactions related to financial accounting, treasury and tax, accounting management, asset and procurement management;

-          Determine and approve strategies for corporate cash management; and

-          Determine and approve the Corporate Financial Risk Acceptance.

3.       Subsidiary Management Committee

a.       Composition of Subsidiary Management Committee

Period of 1 January 2012 – 10 May 2012:

Chairman	:	Rinaldi Firmansyah/President Director
Secretary	:	VP Business Portfolio & Synergy
Members	:	1) Sudiro Asno/Director of Finance (“KEU”)
2) Indra Utoyo/Director of ITSS
3) Prasetio/Director of CRM
4) Relevant Directors

Period of 11 May 2012 – 31 December 2012:

Chairman	:	Arief yahya/President Director
Secretary	:	VP Business Portfolio & Synergy
Members	:	1) Honesti Basyir/Director of Finance (“KEU”)
2) Indra Utoyo/Director of ITSS
3) Ririek Adriansyah/Director of CRM
4) Relevant Directors

b.       Duties and responsibilities

-          Determine or approve strategic plans, directions and policies related to business management and risk management at the subsidiaries;

-          Approve the related transactions and or business initiatives of subsidiaries in order to expedite decision making process with due adherence to GCG practices and prudence principles;

-          Approve actions proposed by the BoD of subsidiaries that under the provisions of subsidiaries' Articles of Association must have written approval from the Company as shareholder of the subsidiaries;

-          Approve corporate actions planned to be executed by subsidiaries, such as addition and subtraction of capital (issuance of new shares/capital injection/equity call/divestment) at the subsidiaries, mergers, and acquisitions;

-          Approve the GMS agenda of subsidiaries proposed in writing by the BoD, BoC or shareholders of subsidiaries that under the provisions of the relevant subsidiary’s Articles of Association are eligible to propose such GMS agenda to be discussed at the GMS of subsidiaries;

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-          Approve the planned decisions made at the GMS of subsidiaries which will be delivered by the Company’s representative/proxy as shareholders at such GMS of subsidiaries, including the appropriation of net profit by subsidiaries, determination of components and amounts of the remuneration and or compensation for members of the BoD and BoC of subsidiaries, that under provisions of the subsidiaries’ Articles of Association require the Company’s approval as a shareholder, and

-          Conduct the fit and proper test for candidates for BoD and BoC of subsidiaries that are selected from outside the Company.

c.       Frequency of Committee Meetings and Meeting Attendance

During 2012, the Subsidiary Management Committee held 27 meetings attended by the majority of members.

d.       Committee Activities in the Fiscal Year

In 2012, the Subsidiary Management Committee has discussed and approve the AGMS and the Circular GMS at Subsidiaries.

4.       Investment Committee

a.       Composition of Subsidiary Management Committee

Period of 1 January 2012 – 10 May 2012:

Chairman	:	Rinaldi Firmansyah/President Director
Secretary	:	VP Management Accounting
Members	:	1) Sudiro Asno/Director of Finance
2) Ermady Dahlan/Director of NWS
3) Indra Utoyo/Director of ITSS
4) Prasetio/Director of CRM
5) Relevant Directors

Period of 11 May 2012 – 31 December 2012:

Chairman	:	Arief Yahya/President Director
Secretary	:	VP Management Accounting
Members	:	1) Honesti Basyir/Director of Finance
2) Rizkan Chandra/Director of NWS
3) Indra Utoyo/Director of ITSS
4) Ririek Adriansyah/Director of CRM
5) Relevant Directors

b.       Duties and responsibilities

Determine and approve the Company’s investment capex programs.

c.        Frequency of Committee Meetings and Meeting Attendance

During 2012, the Investment Committee held 1 (one) meetings attended by all members.

d.       Committee Activities in the Fiscal Year

In 2012, the Investment Committee discussed business plans and synchronization of work programs related to Indonesia Digital Network.

5.       Risk, Compliance, and Revenue Assurance Committee

a.       Composition of Risk, Compliance and Revenue Assurance Committee

Period of 1 January 2012 – 10 May 2012:

Chairman	:	Prasetio/Director of CRM
Secretary	:	OVP Risk Management
Members	:	1) Sudiro Asno/Director of Finance
2) Relevant Directors

Period of 11 May 2012 – 31 December 2012:

Chairman	:	Ririek Adriansyah/Director of CRM
Secretary	:	OVP Risk Management
Members	:	1) Honesti Basyir/Director of Finance
2) Relevant Directors

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b.       Duties and responsibilities

-          Determine the Company’s risk profile and risk appetite;

-          Determine policies in risk management and compliance;

-          Eliminate inefficient business processes, strengthen internal controls and risk mitigation;

-          Monitor the effectiveness of the revenue assurance process, and

-          Recommend prevention and resolution of potential leaks in revenue cycle.

c.        Frequency of Committee Meetings and Meeting Attendance

During 2012, the Risk, Compliance & Revenue Assurance Committee held 3 (three) meetings attended by all members.

d.       Committee Activities in the Fiscal Year

Meetings held by the Risk, Compliance & Revenue Assurance Committee throughout 2012 discussed the following issues:

11.    Business risks relate to cooperation with third parties;

12.    Operational risks related to the Company’s operational management; and

13.    Operational risks related to disaster risk.

6.       Disclosure Committee

a.       Membership Composition of Disclosure Committee

Period of 1 January 2012 – 10 May 2012:

Chairman	:	Sudiro Asno/Director of Finance
Deputy Chairman	:	Prasetio/Director of CRM
Secretary	:	1) VP Enterprise Management Audit
2) VP Financial Accounting
3) VP Investor Relations
Members		Set in more details in the relevant Company Regulations concerning Disclosure Guidelines.

Period of 11 May 2012 – 31 December 2012:

Chairman	:	Honesti Basyir/Director of Finance
Deputy Chairman	:	Ririek Adriansyah/Director of CRM
Secretary	:	1) VP Enterprise Management Audit
2) VP Financial Accounting
3) VP Investor Relations
Members		Set in more details in the relevant Company Regulations concerning Disclosure Guidelines.

b.       Duties and responsibilities

-          Approve disclosures of historical information and forward looking statements, defined as all information that contain elements of projections (future result) in terms of operations, financial position, financial performance, and other financial and statistical issues;

-          Determine the materiality level of an event or risk to be disclosed, and ensure that all material information that may influence the preparation of such disclosure have been completely, accurately and consistently disclosed in detail pursuant  to the applicable rules (compliance);

-          Discuss significant deficiencies related to internal control over financial reporting as reported by Internal Audit (based on findings from Test of Control and the audit of internal control by external auditors) to see whether these deficiencies, individually or collectively, pose material weaknesses that must be disclosed in a report to the US SEC, as well as reported to External Auditors and the Audit Committee; and

-          Provide recommendations and/or a letter of representation to Certifying Officer/Approver to certify/approve a disclosure to be submitted to external parties.

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c.        Frequency of Committee Meetings and Meeting Attendance

During 2012, the Disclosure Committee held 8 (eight) meetings attended by all members.

d.       Committee Activities in the Fiscal Year

Meetings of the Disclosure Committee during 2012 discussed the following issues:

-          Quarterly Financial Statements comprising statement of financial position, statement of comprehensive income, statement of cash flows, statement of changes in equity, and notes to the financial statements (Q1, Q2, and Q3) for the year 2012;

-          Annual Report 2011;

-          Quarterly Info Memo (Q1, Q2 and Q3) for the year 2012;

-          Accounting issues being evaluated and related accounting policies; and

-          Timeline for the filing of financial statements to capital market authority, OJK and IDX.

F.       Corporate  Secretary/Investor Relations (“IR”)

Chaired by a Vice President ("VP") under the Director of Finance, IR is responsible for preparing disclosure of information around the inter-relationship between the Company and its shareholders in accordance with specified procedure, and for keeping up a systematic feedback mechanism to assist the management in responding to the dynamic shareholders and the capital market in a timely and effective manner.

1.       Profile of Corporate Secretary

The Corporate Secretary is currently held by Agus Murdiyatno. He began his career as a financial auditor at the Audit Board of the Republic of Indonesia in 1990. In 1996, he joined Coopers & Lybrand's Jakarta Office as a Senior Information Systems Auditor. In 1997, he joined Excelcom, one of the leading cellular companies in Jakarta as a Revenue Assurance Manager and Information Systems Audit Manager. In 1998, he joined KPMG where he was responsible for managing technology risk and internal audit services. In 2003, he started his consulting career when he joined the Management Consulting Division of Ernst & Young, and later was promoted as Executive Director of Business Risk Services in 2006. Agus Murdiyatno joined Telkom Group as Director and Chief Operating Officer of PT Sigma Cipta Caraka in June 2009. On November 1, 2009, he was appointed as VP of Investor Relations/Corporate Secretary by the BoD decision with a specified term of office. He earned a degree in accounting from Sekolah Tinggi Akuntansi Negara, Jakarta, and is also both a Certified Information Systems Auditor ("CISA") and a Certified Internal Auditor ("CIA"). Following his service for the period of 2009- 2012 the Company reappointed him for the period of 2012- 2014.

2.       Activities of the Corporate Secretary

The main activities of the Corporate Secretary/IR are as follows:

a.       Directing, organizing and controlling administration process, fulfilling requests for information for annual reports, information to investors and filing through online media, designing details of meetings and presentations and dissemination of statements;

b.       Coordinating the implementation of Shareholder Relations, which includes responding to requests for information from Shareholder;

c.        Coordinating investor relations program development that includes identification interaction target, approach program to all investors and other activities related to intensity development of investor interest;

d.       Coordinating information development program, which consists of information development including a series of tasks such as information platform development, feedback management, strategic information processing related to stock price fluctuations and trends and other activities related to the enrichment of information the Company needs to obtain;

e.        Coordinating the implementation of Annual Meeting and Conference Calls;

f.        Coordinating the selections of communications media for periodic reports and disclosures, provisions of document filing, website management and other activities related to the information provisions needed by investors and the capital markets community; and

g.        Providing recommendations/advice to BoD on issues related to corporate action in response to various investor information and matters relating to the capital market.

Telkom really pays attention to the two important principles of GCG, which are accountability and transparency. Through the IR unit and marketing unit, Telkom continuously strives to ensure that all information released is accurate, clear, precise and comprehensive in order to increase and maintain market integrity and stakeholders’ confidence.

The Corporate Secretary has strategic roles and duties to ensure GCG implementation both at the Company and within the scope of the group’s overall businesses (subsidiary governance).

Based on the Directors Decree No.05/2009 dated March 4, 2009 and Directors Decree No.26/2010 dated July 27, 2010, the duties and role of the Corporate  Secretary are performed by several work units, namely:

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No.	Duties and Roles of the Corporate Secretary	Person in Charge
1.	Corporate Governance
	a. Communication, coordination with other divisions related to the implementation, monitoring, assessment and review of GCG	Head of Corporate Communication & Affair
b. Build trusts towards the management’s ability to manage the Company and build long-term values for stakeholders
c. Facilitate and promote effective relations between the BoC and BoD by focusing on agency problems while upholding check and balance procedure

d.       Ensure the management of contracts between owners and managers and BoD and BoC charters to ensure effective control on decisions not explicitly made in the Contract and during certain condition to ensure the Company’s going concern.

e. Balance out competence and information adequacy to the BoC and BoD to prevent competency gap and asymmetric information between the two Boards.
	f. Manage and ensure that the Company’s Annual Report has covered GCG implementation in the Company.	Investor Relations Sub Directorate - DITKUG
	g. CSR Coordinate the Company’s activities related to CSR	CDC Unit
	h. Corporate Philosophy Socialize and monitor the implementation of Corporate Philosophy, Corporate Values, System, Business Ethics and Corporate Culture.	Organizational Development Sub Directorate – DIT HCGA
	i. GCG Policy Prepare a policy and framework of GCG management within the Company including GCG policies within subsidiaries (subsidiary governance).	Business Effectiveness Sub Directorate – DIT CRM
2.	BoD Administration & Corporate Office Assist the BoD with various activities, information and documentation, including:	Corporate Office Support Administrations - Sub Unit, Corporate Communications & Affairs Unit

a.        Prepare special List of Members of BOD and BOC and their immediate families with regards to share ownership, familial relationship, and other related roles at the Company and its subsidiaries that have potentials to bring conflict of interests.

b. Prepare Shareholder List.
c. Attend BOD meetings and prepare minutes of meetings.
d. Organize GMS.
3.	Synergy and Coordination
	a. Communicate and build synergy with the Group’s Corporate Secretary to address issues on information and other matters related to Telkom Group’s vision, mission, and GCG.	Business Portfolio Synergy Sub Unit
	b. Programs of Communication and Synergy within Telkom Group	PMO
4.	Legal/Regulatory Compliance

a.        Compliance with financial and capital market provisions:

-          Remind and provide advices to BOD to ensure that the Company always comply with and follow the Capital Market Regulations and uphold the Company’s Business Ethics and Work Ethics;

Investor Relations Sub Directorate - DITKUG
- Keep updated with the Capital Market more particularly with regards to its prevailing regulations and with GCG international practices; and
- As a contact person that facilitates communication between the Company and stakeholders as well as with OJK and IDX, on which the Company’s shares are listed.
	b. Regulatory Compliance - Remind and provide advices to BOD to ensure that the Company always complies with prevailing regulations and follow all stipulations; and	Regulatory Management Sub Unit –Corporate Communications & Affairs Unit
- Keep updated with any particularly with prevailing regulations and those planned to be passed in the future.
	c. Compliance with the Company’s Law and Legal - Keep updated on prevailing regulations and ensure that the Company always complies with the Law.	Legal & Compliance Sub Directorate – DIT CRM
5.	Communication/Disclosure (Liaison Officer)
	a. Communication with financial Authorities, investors, and the capital market:	Investor Relations Sub Directorate - DITKUG
- Manage two-way communications and maintain good relationship with OJK and IDX;

-          Prepare and communicate accurate, comprehensive, and true information with regards to the Company’s performance and prospects with stakeholders, and the Capital Market Community in collaboration with relevant Units;

-          Provide services to shareholders in terms of information related to the Company’s condition (for instance: through information to investor, journalist gatherings and regular analysis of the impacts of macro economy on the Company; and

- Publicize the Company’s corporate actions in a tactical, strategic and punctual manner.
	b. Communication with the Public, Customers and internal functions:	Public Relations Sub Unit –Corporate Communications & Affairs Unit
- Determine criteria for type and contents of information to be disclosed to stakeholders, including information that can be released as a public document;
- Revise display and governance of internal media and build good relationship with stakeholders through significant events; and
- Keep and updated all information regarding the Company to be distributed to stakeholders through the Company’s website, bulletin or other media.

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G.      Internal Audit Unit

Internal Audit Unit (“IA”) has an active role in applying control function over the Company’s business activities.

1.       Head of Internal Audit Unit

IA is headed by a Group Chief Internal Audit appointed and discharged by the President Director after approval from the Board of Commissioners.  As per 31 December 2012, this strategic post was assumed by Erry Anwardiredja.

Brief profile of Erry Anwardiredja:

Mr. Anwardiredja was born on November 18, 1957.  He served as Group Chief Internal Audit since 2012 and was assigned the position based on a Decree of the President Director.  He pursued a career with Telkom and Telkom Group companies since 1989 and his last position prior to the post of Group Chief Internal Audit were as VP Internal Audit of Telkomsel, a subsidiary of Telkom (2011- 2012) and as VP Financial System, Telkomsel (2009-2011).

Number of Personnel at Internal Audit

The IA was supported by 81 qualified staffs as per the end of 2012.

2.       Qualification/Professional Certification

In order to maintain and improve auditor’s competence in performing audit tasks and secure business growth, IA continuously made efforts such as:

-          Engaging IA auditors in trainings, seminars and workshops on technical subjects at Telkom; and

-          Engaging IA auditors in continuous learning programs that have local and international certifications.

During 2012, IA actively engaging its auditors in preparation to obtain international certifications such as CISA and  CIA. In May 2012, one of our auditors earned the CISA international certification.

3.       Internal Audit Unit Structure and Status

As stipulated in Capital Market regulations, IA is an independent unit to other units within Telkom and reports directly to the President Director.

Presented below is Telkom’s Internal Audit organizational structure:

4.       Duties and Responsibilities of Internal Audit

IA plays a role to safeguard the Company's business through its main function in providing assurance and internal consulting service.

IA’s activities are directed towards a commitment to achieve its mission by methodology, meaning that each phase of internal consulting services such as preparation, implementation and monitoring follow-ups is standardized and scalable. Therefore, risk-based audit methodology is used during an audit preparation as a guideline to emphasize that whether or not a particular unit is auditable or the degree to which a unit has to be audited will be based on risk levels, meaning that higher risks require more audit work. The auditee’s risk levels are based on risks that have been mapped and defined by the Company or by the IA’s professional assessment.

To facilitate risk-based audit paradigm, IA has equipped itself with a management tool called Audit Management System (“AMS”), which is an online application to keep documented all of the implementations of risk-based audit.

IA’s extensive participation is carried out by improving the quality assurance for the Company's operations through audit and non-audit activities. Audits are conducted to ensure that potential business risks are mitigated through effective internal controls. If deficiencies are found in the internal control mechanism of a certain business process, or when certain risks turn out to be out of control, a substantive test is performed on the audit object as the next step to find the root cause of the problem.

Moreover, as consequence Telkom’s dual listing in the IDX and the NYSE, IA periodically examines and audits the effectiveness and adequacy of internal control mechanism in terms of financial reporting to ensure compliance with the standards for ICOFR.

In order to support audit and encourage each unit’s awareness of the importance of internal control, all relevant business units perform quarterly Control Self Assessment (“CSA”) over its internal control responsibilities. Periodically, IA also reviews findings in the CSA to assess their adequacy and make recommendations for improvements in terms of design and implementation.

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The next step is to participate in the activities of internal consulting services. Internal consulting services, among other objectives, focus on the implementation of the Company's operations classified into infrastructure management (of production tools), as well as product and service support operations, including identification of Group Financial Reporting Risk/”GFRR”, preparation of subsidiaries’ business process and human resource management. Internal consulting activity is more of a preventative solution to secure that business operations remain in the right direction and within the corridor of prevailing regulations.

As part of a company highly committed to successful GCG, IA has an important role in the whistleblower mechanism which is the domain of the Audit Committee and the Executive Investigative Committee (“EIC”) of which Head of IA is also the secretary. Whistleblower mechanism serves to accommodate any 'complaint’ filed by employees and forwarded to the management. If the Audit Committee and the EIC consider that the complaint needs further investigations, IA is to prepare follow up actions as part of the audit assignment.

Findings from such activities are reported to the President Director with a copy for the Audit Committee and later distributed to the respective auditee for follow-ups and improvements.

To ensure that an auditee has provided adequate respond over audit and internal consulting results, further control efforts are necessary. Operational follow-ups are conducted by the auditee while being monitored by the IA. For this purpose, follow-ups are limited to significant business process areas with an agreed time frame of completion.

5.       Internal Audit Charter

Telkom’s IA unit has an Internal Audit Charter as one of the Company’s formal documents containing a broad description of the vision, mission, structure, status, duties, responsibilities and authority of the IA, including competence requirements for its auditors. Internal Audit Charter has been formulated based on international standards for the professional internal auditing practices issued by the Institute of Internal Auditors (“IIA”), and has been approved by the Telkom’s President Director and the Audit Committee.

6.       The Implementation of Audit Work and Consulting Activities in 2012

In accordance with the Internal Audit’s 2012 Annual Audit Work Plan (“PKAT”), the IA Unit conducted and completed audits on 114 auditees and other consultancy services consisting of one audit program that is a continuation of the 2011 PKAT, and 113 audit and consultancy programs of as part of the 2012 PKAT.

INTERNAL CONTROL SYSTEM

A.      Financial and Operational Control

            Disclosure Controls and Procedures

Under the supervision and with the participation of our  Company’s President Director, which is of the same level as Chief Executive Officer (“CEO”) and Finance Director, which is of the same level as Chief Financial Officer (“CFO”), management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2012. Based on this evaluation, our Company’s CEO  and CFO  have concluded that, as of December 31, 2012, our Company’s disclosure controls and procedures were effective. Our  Company’s disclosure controls and procedures include without limitation controls and procedures that  are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Company’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B.      Compliance

        Our corporate compliance is managed by the Legal & Compliance unit under the Director of CRM. This unit endeavors to ensure that our policies, corporate decisions and business activities are done in compliance with prevailing law and regulations, both internal and external. We are proactively implementing compliance policies at the business unit level and the transactional level. Our compliance activities in 2012 included:

-          Supporting business activities with legal advice by delivering legal opinions on planned actions and issues in relation to their compliance with the applicable laws or regulations (legal advisory);

-          Conducting a risk and legal review of planned business initiatives, policies and planned cooperation (legal review of business & policy initiatives); and

-          Settlement of litigation and non-litigation cases (litigation).

C.     Evaluation on the Effectiveness of Internal Audit

          Management’s Report on Internal Control over Financial Reporting

Management of our Company is responsible for establishing  and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our  Company’s internal control over financial reporting is a process designed by, or under the supervision of, our CEO  and CFO, and executed by its Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated  financial statements in accordance with IFRS, and that receipts  and expenditures of our Company are being made only in accordance with authorizations of management and Directors of our Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls  may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Company’s management has  assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2012. In making this assessment our Company’s management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that as of December 31, 2012, our Company’s internal control over financial reporting was effective.

           Attestation Report of  the Registered Public Accounting Firm

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2012  has been audited by Kantor Akuntan Publik Purwantono, Suherman & Surja, an independent registered public accounting firm, as stated in their report which appears on pages F-3 and F-4 herein.

          Changes in Internal Control over Financial Reporting

There have been no significant changes in our Company’s internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

The company is commited to continual improvement in internal control processes, and will continue to review and monitor the control over financial reporting and its procedures in order to ensure compliance with the requirements of Sarbanes-Oxley Act and related regulations as stipulated by COSO. The Company will also continue to assign significant company resources from time to time to improve its internal over financial reporting

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INDEPENDENT AUDITOR

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, our Annual General Meeting of Shareholders (“AGMS”) on May 11, 2012 appointed the Public Accountant Firm (or “KAP”) Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited), a registered KAP with OJK, to perform the audit on our Consolidated Financial Statements for the fiscal year ending December 31, 2012. The fee for the audit on the Consolidated Financial Statements for fiscal year 2012 was agreed at Rp26.6 billion (excluding VAT). The audit fee is excluding consent letter issuance fee to our predecessor auditor amounted to Rp4.4 billion.

KAP Purwantono, Suherman & Surja has been our public accountant firm since 2012. The public accountant whose signature appears on the Independent Auditor Report for fiscal year 2012 is Hari Purwantono.

The independent auditor for our Consolidated Financial Statements for fiscal year 2011 was KAP Tanudiredja, Wibisana & Rekan, a member firm of the PwC global network (“PwC”).

KAP Purwantono, Suherman & Surja is also assigned to perform an audit on the Effectiveness of Internal Control on Financial Reporting for fiscal year 2012 and an audit on funds utilization of the Partnership and Community Development Program (“PKBL”) for fiscal year 2012.

Fees and Services of the External Auditor

The following table summarizes the aggregate fees billed to us by KAP Tanudiredja, Wibisana & Rekan in 2010 and 2011 and KAP Purwantono, Suherman & Surja in 2012, respectively:

	Years Ended December 31,
	2010 (1)	2011 (1)	2012 (2)
	(Rp million)	(Rp million)	(Rp million)
Audit Fees	41,872	40,503	26,619
Audit Related Fees	-	-	-
Tax Service Fees	398	70	-
All Other Fees	400	400	326

(1) Audited by KAP Tanudiredja, Wibisana & Rekan.
(2) Audited by KAP Purwantono, Suherman & Surja.

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RISK MANAGEMENT

A.     Risk Management System

Since 2006, the Company has initiated the implementation of a risk management system with reference to the COSO Enterprise Risk Management framework. Risk management is inherent in the implementation of Good Corporate Governance as well as internal control mechanism within Telkom.

Our stated vision with regards to risk management is: "Promoting a risk management as EMBEDDED CULTURE within all scopes of business processes and operations." Therefore, the Company has since 2008 established and developed:

        -    Structural Aspects which include developing risk management vision, mission, commitment, tone at the top, conducive internal environment, policy, competence development,

             IT tools and systems;

        -    Operational Aspects which include determination of Risk Acceptance Criteria, conducting risk assessment and developing specific-functions risk management; and

        -    Maintenance Aspectswhich include monitoring risk management implementation, periodical risk reporting report, safeguarding the continuity of competency development.

             Regularly assessing the quality of implementation of risk management through Risk Management Index, Risk Culture Survey and Risk Maturity Level.

Currently, the implementation of risk management in the Company is integrated across the entire entity. We have established road map of the Entity Risk Management development as follows:

-          2013: improvement of ERM Maturity Level at Quantified Level initial stage;

-          2014: improvement of ERM Maturity Level at Quantified Level intermediate stage;

-          2015: improvement of ERM Maturity Level at Quantified Level Advanced stage; and

-          2016: improvement of ERM Maturity Level to Optimized Level.

B.      Evaluation of the Effectiveness of Risk Management System

The effectiveness of the Risk Management System is evaluated through:

1.       Quarterly review and monitoring of unit risk management.

2.       Preparation of regular quarterly Risk and Compliance Analysis Reports.

3.       Meetings to discuss corporate risks at BoD as well as BoC level.

4.       Measurement of risk culture implementation through internal surveys conducted on a number of respondents.

5.       Measurement of risk management maturity level.

C.      Risks encountered by the Company

Risks encountered by Telkom are detailed in “Business Overview” – “Risk Factors”. In general, these risks include:

1.       Country-related risks such as changes in politics, society, macro economy and natural disasters that are likely to occur in Indonesia.

2.       Company-related risks that include:

-          Operational risks, including potential disruptions on productive assets, security of the Company's assets from external interference, potential revenue leakage, changes in technology and risks arising from satellite business;

-          Financial risks including changes in interest rates, changes in currency exchange rate and deficient funding.

-          Legal & Compliance risks including legal issues encountered by the Company;

-          Regulatory risks including regulatory provisions that Company should comply with; and

-          Competition risks including potential tighter competition across entire business portfolio.

D.      Efforts to Manage Risks

To manage the aforementioned risks, the Company has undertaken following efforts:

1.       Established and developed structural, operational and maintenance aspects over risks management implementation across entire Company and subsidiaries.

2.       Improving the Quality of Risk-based Decision Making (six eyes principles).

3.       Development of Business Continuity Management and Crisis Management.

4.       Development of Revenue Assurance to prevent leakage and Anti Fraud Program.

5.    Development of Enterprise Security Governance in safeguarding physical and non-physical assets (i.e. Information System Security through implementation of ISO 27000).

6.    Development of Corporate Internal Control Program.

7.    Development of Regulatory Management.

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LEGAL PROCEEDING AND LAWSUITS INVOLVING THE COMPANY

In the ordinary course of business, we have been named as defendant in various legal actions related to land disputes, monopolistic practice and unfair business competition, and SMS cartel practices. With regard to the legal proceedings described below, we do not believe that subsequent investigations or court decisions regarding those cases will have significant financial impact on us or our subsidiaries. Based on management's estimates on the probable outcomes of those cases, we have made provisions of Rp53 billion as at December 31, 2012.

See Note 42 in the Company’s Consolidated Financial Statements.

The following describes certain current significant legal proceedings involving us, our subsidiaries and our Board of Commissioners and Board of Directors:

A.      Cases Involving the Company

Case	Legal Status	Financial Impact (Rp)
Commission for the Supervision of Business Competition (“KPPU”)
We are the defendant with KPPU as plaintiff in the case of allegation of violation of Article 5 of Law No.5 of 1999 on Prohibition of Monopolistic and Unfair Business Competition Practices.	In appeal at the Central Jakarta District Court	18 billion

B.      Cases Involving Subsidiaries

Case	Legal Status	Financial Impact (Rp)
KPPU
Telkomsel is the defendant with KPPU as plaintiff in the case of allegation of violation of Article 5 of Law No.5 of 1999 on Prohibition of Monopolistic and Unfair Business Competition Practices.	In appeal at Central Jakarta District Court	25 billion
Commercial Court
Telkomsel is the defendant with PT Prima Jaya Informatika as plaintiff in the case of bankruptcy appeal filed by the plaintiff over the non-payment of plaintiff receivables by the defendant.	In a Judicial Review process in Supreme Court since PT Prima filed an appeal on the Supreme Court’s verdict	5 billion

C.      Cases Involving Members of Board of Commissioners and Board of Directors

In 2012, there were no legal proceedings involving any serving member of the BoC and BoD.

ADMINISTRATIVE SANCTIONS

During 2012, there were no administrative sanctions by the capital market authority or other authorities to the Company or members of its BoC and BoD.

PUBLIC ACCESS TO INFORMATION

Telkom’s corporate disclosures can be accessed through our website (www.telkom.co.id). Certain disclosures are published in print or electronic mass media or disseminated specifically to employees and their families. Some corporate information is also published in our internal magazine.

In addition, we can be contacted directly at:

Investor Relations

Grha Citra Caraka 5th Floor

Jl. Jend. Gatot Subroto Kav.52

Jakarta 12710

Tel.                    : 62-21-5215109

Fax.                  : 62-21-5220500

Email/mailist   : investor@telkom.co.id

Below is a list of our disclosure and coordination activities for fiscal year 2012:

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Information Transparency Activities	Number of Activities	Date
Conference Call(*)	4	3April, 30 April, 31 July, 25 October
Analyst/Investor Meetings	175

9, 11, 18, 19 January, 8, 9 , 10, 15, 16, 17, 20, 22, 23 February, 5, 8, 9, 12, 14, 15, 30 March, 4, 5, 11, 12, 18, 19, 26, 27 April, 2, 9, 16, 23, 24, 30, 31 May, 6, 7, 13, 19, 20, 21, 27, 28 June, 4, 5, 19, July, 1, 8, 9, 14, 15 August, 3, 5, 12, 13, 17, 18, 19, 21 September, 3, 4, 10, 16, 17, 18, 31 October, 1, 14, 21, 22, 27,28, 29 November, 6, 12, 17, 20 December 2012

Public Expose	1	3 May
General Meeting of Shareholders	1	11 May
Press Release	5	28 February, 2 April, 15 May, 8 August, 15 September
Investor Conference	1	4 – 5 December
Roadshow	7	30 January - 3 February, 14 – 16 March, 30 – 31 August, 24 September, 25 – 27 September, 11 October, 7 – 8 November
Newspaper Announcement:
a. GMS	4	11 April, 26 April, 30 April, 15 May
b. Financial Statements	2	30 March, 30 July
c. Dividend	1	15 May

*)     A Conference Call is a meeting forum between Telkom’s BoD and investors, both domestic and international, to report the results of the quarterly financial statements through electronic media, namely a teleconference. Conference Calls are usually held to coincide with the publication of Telkom’s Quarterly Report, which is issued in the form of an Info Memo.

CODE OF ETHICS AND CORPORATE CULTURE

Given that an organization is none other than the people within it our morals and ethics are the foundation for the application of GCG in our Company. Learning from our previous management of governance, our application of GCG is an integral part of our approach to excellence in our performance: being profitable, obeying the law, being ethical and instilling an awareness among our employees of our social responsibility to the public as we strive to be a good citizen to ensure that Telkom will continue to grow and be loved by our customers.

A.      Business Ethics

The Company believes that a good business principle is ethical business, which refers to doing business sustainably and with excellent performance, in compliance with ethical principles on the basis of prevailing laws and regulations. In line with Decree of the Directors No.KD.05/2005, Telkom has a Business Ethics that defines the standards of organizational behavior as well as employee behavior in the interactions with customers, suppliers, contractors, colleagues, and other parties that have an interaction with the Company.

B.      Implementation of Code of Ethics by the Board of Commissioners, Board of Directors and Employees

In compliance with the provisions of Section 406 of the SOA 2002, our code of ethics applies equally to our Board of Commissioners, President Director (“CEO”), Director of Finance (“CFO”), Directors and other key officers as well as all of our employees and can be viewed on our website at http://www.telkom.co.id/about-telkom/business-ethics. Amendments of the code of ethics will similarly be posted on our website.

C.      Business Ethics of Telkom Group Strengthening

To ensure that we and our subsidiaries implement ethical business practices, we have issued a policy on the application of GCG in Telkom Group (No.PD.602.00/r.00/HK000/COP-D0030000/2011) which articulates our measures to strengthen our corporate culture and business ethics within the Group. Our commitment to our code of ethics in managing the Group is as follows:

1.       The Companies within the Telkom Group strive to be Companies that can be role models by operating a strong, healthy and fair business driven by honorable values and complying with the law while respecting all stakeholders.

2.       The Companies within the Telkom Group must operate or manage their business with due attention to ethical business principles and the prevailing laws and regulations.

3.       The Companies within the Telkom Group practice the principles of GCG and are concerned with the public, culture and the environment.

4.       Any act against the law or breach of ethics is forbidden, even if undertaken for business reasons or while under pressure from any party.

5.       The Company protect anyone who reports information about legal violations, unethical actions or other actions that violate the principles of GCG.

Further, as a general guideline, we have issued a Code of Ethics for all Telkom Group employees which requires that every Telkom Group employee to:

1.       Acts and carries out his/her duties honestly and fairly.

2.       Places the interests of the Company above any personal or group interests.

3.       Respects individual rights and diversity as a source of strength for the Telkom Group.

        4.       Upholds the corporate culture.

5.       Safeguards corporate assets and maintains the confidentiality of corporate information.

6.       Produces quality products and provides the best service to customers.

7.       Pursues corporate profits and growth by complying with the provisions of the law and business ethics.

8.       Is responsible for all his/her decisions and actions.

9.       Upholds and enhances the reputation of the Telkom Group.

10.    Respects the public and the environment.

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D.      Dissemination and Enforcement of Business Ethics

Dissemination is a critical stage in the application of Business Ethics and our application of the same; therefore, refers to corporate policies KD05/2005 and KD43/2006. We continually remind all our employees about business values and ethics through surveys that consist of questionnaires and case studies related to their understanding of GCG, business ethics, integrity pact, fraud, risk management, internal control (“SOA”), whistleblower, prohibition on gratuities, IT governance, ensuring information security and other matters related to corporate governance practices. Such surveys are conducted online through the corporate intranet/media portal and conclude with the employee’s declaration of willingness to uphold and practice our business ethics.

The understanding and application of business ethics and the results of our surveys are audited both internally and externally through the SOA 404 audit process in relation to the application of a control environment in line with our COSO Internal Control framework at the entity level audit.

E.       Corporate Culture

We have always aimed to build integrated corporate systems and cultures as a comprehensive approach to the management of our business that will enable us to achieve the objectives of being profitable, obeying the law and being ethical, as well as fostering an awareness within the company and our employees of our corporate responsibilities towards society as part of being a good citizen. Moreover, we build these systems and cultures in order to realize our aspirations that Telkom will continue to advance, be valued by our customers, be competitive in our industry and be a role model for other companies. In 2009, we began the transformation to a new corporate culture known as “The Telkom Way”.

Corporate Values

Our corporate culture, The Telkom Way, has five corporate values, namely Commitment to the long-term, Customer first, Caring meritocracy, Co-creation of win-win partnerships and Collaborative innovation. These are referred to as 5C.

The value of 5C is an upgrade of the former corporate culture, emphasizing on new behavior building which through several approaches.

On second semester 2012, the company has setting the Great Spirit 3S ( Solid, Speed, Smart) to drive excellent performance achievement.

F.       Evaluation of the Implementation of Business Ethics and Corporate Culture

Each year, we conduct an internal survey to assess the effectiveness of the application of our corporate culture and business ethics. This is known as the Business Ethics Family Survey. The survey, which is conducted online to allow us to reach all our employees quickly, asks questions about GCG, business ethics, The Telkom Way, anti fraud, internal control, the integrity pact, the whistle blowing system and more. The survey results from the last three years were as follows 73.62 points (2010) 79.07 points (2011) and 76.53 points (2012) out of a possible 100 points.

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WHISTLEBLOWING SYSTEM

As part of our entity level controls, Telkom has since 2006 implemented a whistleblower program that is designed to receive, examine, and follow up complaints from employees of Telkom Group and third parties in confidentiality. The implementation of whistleblower program is administered by the Audit Committee established on the BoC Decree further ratified by the BoD Decree.

A.      Whistleblowing Management

Telkom Group's employees or any third party may submit complaints regarding accounting and auditing issues, policy violations, fraud and/or corruption, and violation of code of conduct directly to the President Commissioner or the Chairman of the Audit Committee of PT Telekomunikasi Indonesia, Tbk. via email, fax or mail to the following address:

Email Fax Website Letter	: ka301@telkom.co.id : 021 527 1800 : www.whistleblower.telkom.co.id : Audit Committee PT Telkomunikasi Indonesia, Tbk Grha Citra Caraka, 5th Floor Jl. Jend. Gatot Subroto Kav.52, Jakarta 12710

In filing complaints the following criteria must be met:

-          a complaint is filed via website, email, fax or mail;

-          it provides information on issues of internal control, accounting, auditing, regulatory violations, fraud and/or corruption, and violations of the code of ethics; and

-          Information reported must be supported by sufficient evidence and considered reliable for further investigation .

B.      Protection for Reporting

Telkom manages its whistleblowing mechanism in line with the Company’s renewed policy of  No. KD.48/2009 to accommodate and ensure the safety of employees and third parties who file complaints or report violations.

C.      Parties managing Complaints

Complaints are managed by the Audit Committee who will follow up complaints received in accordance with established procedures.

D.      Complaints Handling

In order to meet the OJK Rule No.IX.1.5 and the Sarbanes-Oxley Act of 2002 Section 301 regarding the Audit Committee of a Public Company Audit Committee, complaint handling must be included in GCG improvement framework. Therefore, certain conditions for filing complaints are necessary to ensure that a complainant has full sense of responsibility and does not intend to defame someone's reputation.

The Audit Committee will follow up complaints filed by third parties including, and especially those from the Telkom Group's employees relating to:

-          Accounting and Auditing

Problems of accounting and internal control over financial reporting that could potentially result in material misstatements in the financial statements and audit issues, especially concerning the independence of the Public Accountant Firm;

-          Violations against regulations

Violation of capital market laws and regulations and laws pertaining to the operation of Telkom and violations of internal regulations that could potentially harm the Company;

-          Frauds/or suspected corruption

Fraud and/or corruption by officials and /or Telkom’s employees, and

-          Code of Ethics

Unhealthy attitudes of Directors and Management that may ruin Telkom’s  reputation or harm to Telkom’s business. These dishonorable actions may include: dishonesty, conflict of interest or misleading information to the public.

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Telkom has also established a working mechanism between the Audit Committee and both the Internal Audit and Investigations Committee, including protocols with Telkomsel to follow up complaints received. In addition, the whistleblower program has also been socialized to and comprehended by majority employees.

During 2012, the Audit Committee followed up 2 complaints filed that were worth investigations and fell into the category of complaints that are related to accounting, internal control, regulatory violations, suspected fraud, and code of ethics violations.

The application and results of whistleblowing systems:

Description	Quantity	Remarks
Number of Complaints	4	Complaints received
Qualified	2	Complaints quality for follow up
Complaint Category	2	Suspected Fraud
Complaint Progress	2	Complaint being processed and followed up

Whistleblowing System Procedure

START
Whistleblower
Chairman of Audit Committee/BoC Chairman
Verification whether the report fulfills criteria to be follow up
Qualified?
No
IAG
Preliminary Examination
Follow Up?
No
Yes
Audit Committee
- Subsequent Investigation (Internal/Independent Investigator)
- Receive Report
Report
President Director
Follow up approval
No
Yes
Investigation Committee
- Review Investigation case
- Establishment of investigation team
- Investigation execution
- Letter to President Director of subsidiary (for cases involving subsidiary)
Follow Up?
No
Yes
Business Unit
Finish

GCG IMPLEMENTATION CONSISTENCY

Our experience and learning in managing GCG within the Group has given us a better understanding of what involves. We believe that in its implementation, GCG is a dynamic system that demands continuous strengthening and renewal in line with the changes in the business, and provides very tangible support for the growth of the business and the organization rather than restricting their flexibility.

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We are continuously aligning our implementation of GCG with the evolving dynamics of the business. To do this, our GCG implementation is integrated with the management of compliance, risk management and internal control. This practice requires us to be able to manage GRC in alignment with the management of our business performance and ensure the business as a going concern. Initially, implementing risk management was not easy, requiring time to master the competencies, achieve greater accuracy in recognizing the industry and organizational risks and embed a culture of risk within the corporate culture. However, thanks to the commitment, consistency and patience of the management, risk management is now making a very positive contribution to the planning and decision making processes, and reinforcing GCG implementation at Telkom Group.

The following key activities have been implemented consistently to support GCG practices and ensure that it is aligned with the management of the business:

A.      Performance Management System

To instigate GCG, particularly accountability, we manage our accountability for our employees’ performance through an Employee Performance Management System, as stated in Company policy No.PD.208.00/2011. In accordance with the purposes and objectives of the policy, the principles of objectivity, fairness and transparency are applied by referring to the guidelines on responsible performance measurement and appraisal in the management contract mechanism, the determination of performance indicators according to the scope of work and role of each unit and individual within the organization and the setting of agreed targets that refer to the Company’s performance targets as stated in the corporate plan. Performance targets are formulated on the basis of the corporate plan and are broken down to the unit, sub unit and employee level by considering SMART principle: Specific, Measurable, Achievable, Realistic, and Time Related. Evaluation is conducted regularly (daily, weekly, monthly, quarterly and annually) according to the performance indicator measured in the management review mechanism, which is supported by various online applications.

To complement the existing Decree No.PD.208.00/2011, we have passed the regulation No.PR.208.01/r.00/PS730/COP-B0011000/2012 dated March 22, 2012 regarding the Employee Performance Management System Application which principally measures basic elements of individual performance and individual competencies (core competency and specific competency). The individual performance assessment refer to realization of management contract and employee competencies assessment done using 360 degrees assessment by the employee itself, employee’s supervisor, subordinates and colleague. Both assessment process performed online using web based information system application through Company’s portal/intranet.

B.      Implementing the Integrity Pact and Strengthening the Anti-Gratuity Policy

We began to implement the Integrity Pact consistently after the Integrity Pact policy was issued in 2009. The Integrity Pact policy is aimed at sharpening GCG implementation in the Company, particularly in relation to the nine GCG implementation areas namely integrity code, business ethics, avoiding conflict of interest, prohibition on gratuities, prohibition on insider trading, information confidentiality, preventing actions intended for self-enrichment other party that could cause financial loss in the areas of Procurement and Partnership, service integrity and financial reporting integrity.

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Although the Company already practices GCG, it is important to allot particular attention to certain areas to prevent potential financial loss to the Company and to create ‘islands of integrity’ as one of the instruments of bureaucracy reform and the prevention of collusion, corruption and nepotism (“KKN”), by concentrating on measures to create openness, accountability and participation. In 2012, new Board of Commissioners and Board of Directors are appointed and all members of the BoC and BoD of the Company signed the Integrity Pact as our commitment to GCG implementation.

The direction of the President Director and the integrity Pact in the presence of senior leader Telkom Group

C.      ISO-Based Process Management

Since 1996, we have consistently applied the ISO-based quality management system and integrated it with the Malcolm Baldrige-based performance excellence criteria since 2001. The implementation of these two quality management system (ISO and Malcolm Baldridge) is aimed to develop governance processes and performance acountability through the implementation of process discipline and ISO-based proper documentation and improvement the company’s performance excellence referring to Malcolm Baldridge Performance exellence measurement. In 2012, the Company’s excellent performance exellence is assessed by KPKU of the Ministry of SOE and internal self-assessment is performed at Business Unit/Division level that cover Regional Network Unit and Enterprise Division.

D.      Corporate Planning Governance

Consistency in planning governance is a key concern for management in implementing GCG. According to Company policy number No.KD.74/LB100/CA-20/2006, the management ensures that the corporate planning is systematic, simple, organized, integrated, aligned with the corporate vision and mission, and can be properly executed according to previous plans; it should also facilitate evaluation and control when applied.

The corporate planning model comprises three phases:

1.       Aligning stakeholder expectations

2.       Formulation  the corporate strategy (strategic formulation)

3.       Implementation of the business strategy

GCG guarantees and provides assurance that the entire planning process and all related activities are carried out effectively, responsibly and transparently and are able to deliver sustained added value to the Company, while avoiding any conflict with the interests of the stakeholders.

E.       IT Governance

Endeavors to strengthen IT governance is continuously in place since Telkom operate in the information business and security-guaranteed customers’ data/information delivery, we strive to maximize our use of technology in the management of the Company as it is directly contribute to improvement of good corporate governance implementation in the Company. Almost all points along our corporate value chain have been integrated into the IT network which covers all production equipment infrastructure networks, all important aspects of management such as finance, logistics and human resources, including services to employees, customers, suppliers and other stakeholders.

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The IT governance management framework refers to Control Objectives for Information and related Technologies (“COBIT”), which is articulated in our policy on Information Security Systems (No.KD.57/Year 2007), covers:

-          Information, data/information processing systems, networks and supporting facilities, which are critically important information assets for Telkom;

-          An information security system to assure information integrity and assets, in order to protect our competitive value, cash flow, profitability, legal compliance and commercial image;

-          An information security system covering risk assessment, security assessment, legal and regulatory compliance and business requirements; and

-          The successful implementation of information security systems through shared understanding, control, monitoring and evaluation of policy implementation.

Several examples of IT governance practice in our operation are user access review, password management, audit log/audit trail and end user computing.

F.      e-Procurement Implementation

As our commitment to implementing GCG and our Integrity Pact, we manage procurement and partnership processes consistently through an e-auction system using the JALINTRADE application which minimized physical contact between vendor/partner and committee since all tender activities are entirely computer-based, making them fair and transparent.

The benefits of the system are, among others, the speed of the tender process, the electronic selection of tender participant according to the specified requirements, electronic selection of the winner, and other benefits related to enhanced quality of the process, reasonable prices, fairness, transparency and absence of any intervention.

G.      Human Resource (“HR”) Competency Development

The changes in the business portfolio from Infocom to TIMES have had implications of the shift in competences requirement. Pursuant to our GCG framework, HR competence and capability have become one of the critical elements in promoting the Company's GCG practices. They are unlikely to function properly when not supported by qualified professionals.

In its implementation, the knowledge management is focused on business value creation to create continuous competitive advantage by optimizing knowledge acquisition, sharing and utilization processes that Company’s required.

To support this strategy, the Company has established a knowledge management system known as KAMPIUN which is a knowledge repository as a tool for each employee to improve their insights and knowledge by uploading or downloading through the system, and is expected to provide solution for various job-related issues and problems which eventually will drive to job productivity and quality growth.

The ultimate goal of knowledge management is the creation of a learning organization, a condition when the organization is continuously perform without being dependent on particular employees by projecting itself as knowledge-based enterprise through Learning Center transformation from conventionally-learning method to Corporate University (“CorpU”) which is a venture to improve competencies that support the Company’s business needs in order to create internationally standardized Center of Excellent Human Capital in TIMES industry to support business performance improvement and new culture implementation with tagline “from Competence to Commerce” that upholds the competence employees will create business.

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Please see the Human Capital section on page 41 for more detailed information on human resource competence development.

Telkom CorpU utilized a methodology with underlying principle that all learning and development are directly correlated to and support business performance. Telkom CorpU becomes the center of competence improvement for all Telkom Group employees using the best learning method from combination of conceptual and empirical/practical.

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H.      Management of  Ownership of Information and Intangible Assets

Information and all intangible assets, including research, technology and intellectual property rights acquired by our assignment and/or at Company’s expense are the property of the Company. The Company has a rule regarding the Management of Intellectual Knowledge and Intellectual Property Rights in accordance with No.PD.605/2011. Through the protection and management of intellectual property we expect to be able to increase income generation and maintain our competitive advantage. Creativity and innovation with regard to new and existing products and services is a corporate asset. We manage a database of creations, brands, industrial designs, inventions, trade secrets, copyrights, trademarks, industrial design rights, patents, and rights to trade secrets. We routinely manage various activities that constitute intangible assets, such as innovation, through our portal http://inovasi.telkom.co.id which can be accessed by all employees.

I.        Relations with Stakeholders

Understanding the expectations of our stakeholders is a significant part in GCG management, in order to be able to treat all stakeholders equally and fairly. Through our corporate culture, The Telkom Way, the management has attempted to instill the Company’s values and culture by fostering our employees’ understanding of the values that must be shown to all stakeholders and making them a source of inspiration, alongside the norms and principles of Good Corporate Governance.

We have identified the following stakeholder values:

Stakeholder	Stakeholder Value
Customer	Product and service satisfaction level
Accuracy and transparency in invoicing and operating
Guarantee product and service continuity
Shareholder	Continuously provide dividend to shareholder
Increasing trend on share
Adaptable to new environment
Win over market and ready to compete
Continuous growth of financial performance
Guarantee of business governance expansion
World class practice
Employees	Employee Welfare
Good career place
Government	Abide to government regulation
Transparent and abide to tax regulation
Role model for all BUMN
Participant in increasing PDB
Competitor	Fair business competition
Mutual business partner
Resource sharing to press cost
Investor and Finance Community	Transparency in Company Report
Good financial report
Community	Employment
Economy multiplier effect
Provide positive impact for public at large

Following up Complaints from Customers and the Public

Under current business conditions, where telecommunications penetration has exceeded, growth in voice (telephone use) has reached saturation point and the competition is getting fiercer, maintaining a balance between the needs and expectations of all our stakeholders brings its own challenges for GCG implementation. Complaints have been made by customers and the public about the telecommunications services among others are tariff war that leads to a decline in ARPU and diminishing of service quality, fixed billing complaints, pulse credit absorption. Telkom use the complaints as input to evaluate and improve its services quality, and responding and follow up every customers and society complaints, as it is the Company’s commitment to put forward ethical business practices and provide satisfactorily services to customers and other shareholders.

GCG EVALUATION

The Company monitors GCG performance through annual evaluations by the IICG, an independent GCG rating company in Indonesia. The IIGC routinely conduct CGPI surveys and ratings on listed companies, SOE or companies other than listed companies or SOEs.

The process for CGPI assessment and rating consists of four stages with different weighing:

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1.     Self assessment, the Company was asked to complete a questionnaire in line with the GCG assessment theme.

2.     Review of document, the Company submitted policies, procedures and other evidence demonstrations our application of GCG.

3.     Evaluation of papers and presentations, the Company prepared a paper describing our GCG activities in line with the assessment theme and presented it to the jury.

4.   Observation, The jury visited Telkom to conduct question and answer session, observation and an on-site review to confirm the application of GCG in the Company, referring to the results of the self-assessment, document review and paper assessment.

As a result, Telkom is again awarded the recognition as The Most Trusted Company, in line with the GCG assessment theme for 2012, namely "GCG in Risk Perspective".

Aside from GCG assessment by IICG, Telkom was also frequently selected for observation by other GCG rating agencies as we are seen as a benchmark or role model for other companies. Some of our other achievements with respect to GCG evaluation are as follows:

1.       Award as the Most Consistent Dividend Policy and Best Strategic Corporate Social Responsibility from Alpha Southeast Asia Magazine.

2.       Award in the Indonesia Sustainability Reporting Awards (“ISRA”) event.

4.       The Best Environmental Responsibility and  The Best Investor Relations Professional from Corporate Governance Asia Hongkong magazine.

3.       Award as Best Corporate Overall from Indonesian Institute for Corporate Directorship (“IICD”) regarding the practice of Corporate Governance at public companies in Indonesia.

4.       Award as “1st The Best GCG Implementation of The Year 2012” in Anugerah Business Review.

5.       Award as “The Best Corporate of The Year 2012” from Business Review magazine.

6.       Award as “2nd Best GCG Implementation” from Anugerah BUMN.

7.       Award as Corporate Governance Perception Index The Most Trusted Companies 2012 as a highly trusted company held by IICG in collaboration with SWA magazine based on a survey of investors, analysts and fund managers.

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SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Article 3 sub-article (1) of Government Regulation No.47/2012 regarding Corporate Social Responsibility and Environment in Limited Liability Company, as the implementing regulation of Law. No.40 of 2007 regarding Limited Liability Company, stipulates that "as referred to Article 2 of the same regulation that Social Corporate Responsibility is obligatory to companies running business in the area of and/or related to natural resources". Specifically, Government Regulation No.47/2012 is the basis for Telkom to fulfill responsibility in both social and environmental aspects, which is globally referred to as Corporate Social Responsibility ("CSR").

In addition, as a SOE, Telkom is also obliged to implement a Partnership and Community Development Program ("PKBL"), which in essence has a purpose similar to CSR. Activities carried out within the scope of PKBL are governed by the Minister of SOE Regulation No.PER-05/MBU/27 April 2007 about SOE Partnership Program with Small Businesses and Community Development Programs, as amended later in the Regulation of SOE Minister No.PER-20/MBU/2012 dated December 27, 2012.

According to the provisions, fund for CSR activities is to be set aside from the Government portion of the Company’s net income, while financing for CSR program shall be included the Company’s budget.

Overall, Telkom’s social responsibility and environmental activities conducted during 2012 covered programs in environment preservation, employment, health and safety, social and community development including partnerships and economic empowerment, development of infrastructures and facilities for the community, natural disaster assistance and programs to help the community, as well as programs related to responsibility to consumers.

ENVIRONMENT

Telkom was proactively promoting a culture of responsibility towards the environment not only to employees but also to wider society. This was intended to reduce the environmental impacts of its activities and those of people in general in addition to efforts to support the Government programs related to environment preservation.

A.      Policy

Our commitment to be environmentally responsible is stipulated in Circular Letter No.ED.130/PS000/SDM-20/2008 regarding efficiency measures within PT. Telekomunikasi Indonesia, Tbk, which are carried out through a variety of internal and community programs. Environmental impacts caused by the Company's operations must be kept at a minimum level and we assume responsibility for such impacts.

B.      Type of Program

We strive to run a variety of programs related to environment preservation summarized in Telkom’s Go Green Action, which is a program that covers; carbon emissions mitigation, energy efficiency, use of renewable energy, paperless office concept, waste management, water treatment and recycling, and an effort to plant one billion trees. These efforts are all related to environment preservation and have made Telkom one of 20 best companies in Environment Responsibility selected by Corporate Governance Asia.

1.       Carbon Emissions Mitigation Efforts

Environmental responsibility associated with carbon emissions ("CO2") from Telkom operations, especially the use of conventional electricity and fuel has become one of our major concerns. While we have not calculated Telkom’s carbon footprint in detail, a variety of strategic steps to mitigate carbon emissions has been implemented since 2009 and continuing to 2012.

These strategic steps are outlined in the road map for the acquisition of new technologies through the operations of high-efficiency devices, which include:

a.       The use of AC equipped with inverter technology, the retrofits fluid-system and thermodynamics with Artticmaster, and extending the use of hydrocarbon refrigerant instead of freon ("CFC").

b.       The recent pilot project of using LED lights that has generated efficiency up to 90% compared to when TL lamps were used, which is expected to reach to 10% of current consumption.

c.        Installation of capacitor bank to keep wastage low due to reactive power in STOs with an installed power bigger than 200kVA and power factor less than 0.8.

d.       Modernization in switching equipments by replacing energy-consuming TDM switches, huge and bulky footprints and mass heat dissipation with soft switches that are less energy-consuming, have small and modular footprints and less heat dissipation.

e.        Modernization in our rectifier units by replacing our linear mode type that requires high energy input with low efficiency conversion that is less than 65% to switch-mode type that requires a lower input power and higher efficiency conversion of over 91%.

Implementing green data centers with zero excess depletion refrigerant (no CFC), zero depletion FAP (N2 100% Natural Gas), environment safe material (mercury-free) and energy saving (LED Light & Cooling System Management).

Operating more highly efficient equipments is expected to save electricity consumption, keep maintenance costs low and reduce down time caused by failure in air conditioning system.

2.       Office Building Energy Efficiency

We have made energy systems in Telkom’s office buildings more efficient. A variety strategic measures is applied, such as:

-          The use of capacitor banks to optimize the use of electricity;

-          The use of film-coated glasses for windows to reduce heat from the outside, thus reducing the need for air conditioning;

-          Replacing conventional lighting with that which is more energy-efficient;

-          Replacing chiller ACs with standing ACs;

-          Strict application of "on-off" power to save electricity consumption;

-          Educating employees about energy savings;

-          Grouping switches to reduce heating and reduce electricity consumption;

-          Installation of timers for outdoor lighting, and

-          Putting warning signs and stickers in strategic locations to remind employees about efficient use of water and electricity.

In some operational areas, significant energy savings were achieved through the successful transition of switches from TDM technology to soft switch technology that has reduced consumption from 59.9A to 23.9A. Since first implemented in 2009 throughout Indonesia, we have installed soft switches in 23 locations and gateway trunks in 28 locations with a capacity of 24,837,620 Line Units ("LU") in order to increase the capacity of fixed telephone connections and modernize centers and accesses by replacing TDM switches that have exceed their technical lifespan.

3.       BTS Energy Efficiency

Significant energy saving was also generated from the use of outdoor BTS at all locations of Telkom and Telkom Flexi BTSs. Outdoor BTSs are smaller than indoor BTSs and require no substations and cooling system. The operations of 2,876 units of outdoor BTSs allowed us to save energy for cooling purpose by 90% or 3291.3 KVA, or an equivalent of Rp55 billion.

4.       Use of Renewable Energy

Significant carbon emissions mitigation effort has been made by changing energy consumption pattern from using non-renewable energy to using renewable energy such as energy from solar, water and the wind. Although small in scale, we have begun to implement the concept of "carbon free" for some operational activities. The use of solar cells as energy to run BTSs allows 961.39 ton of CO2 emission reduction each year.

Telkomsel is the pioneer in operating BTSs that use renewable energy from solar energy microhydro, and has operated 4,400 base stations that use solar-powered cells throughout Indonesia, making it the most environment-friendly BTS operators in Asia.

Renewable energy is used in some islands and other cities that 24/7 still used generators, by  starting to use hybrid power plants that combine solar cells and windpower. The use of renewable energy like hybrid power plant is expected to save electricity  consumption, maintenance costs and fuel consumption by 98%.  Meanwhile, the remaining 2% of fuel consumption is still needed for maintenance purpose.

5.       Paperless Office

Another effort to mitigate carbon emissions is applying the concept of Paperless Office. Telkom has adopted this concept through the application of online office memos since 1998 in some of its units and now has applied nationally. Subsequently, Telkom management made a policy to significantly reduce budget for paper purchases. Minimum usage of paper has thus allowed us to reduce the amount of paper waste.

Currently, all units within Telkom are using online office memos for internal purposes. During 2012, a total of 260,960 online office memos were made at Telkom.

Assuming that the average office memo consists of 2 (two) sheets addressed to 3 (three) recipients and subsequently each forwarded to 3 (three) other recipients, the total of 260,960 office memos would have consumed 4,697,280 million sheets of paper. By using online office memos, we have thus saved 9,395 paper reams.

Telkom also educates employees and its customers on how to comprehend the concept, including how to make electronic invoices, electronic payments through teller, automated teller machine ("ATM"), phone banking, internet banking, mobile banking and auto debit.

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6.       Management of Hazardous and Toxic ("B3") Waste

Waste disposal is managed jointly with local Sanitation Department. It is routinely monitored to reduce leftover waste. Telkom also manages waste and its disposal in a responsible manner at all operational offices.

The treatment of recyclable materials such as used batteries, bronze wires and metals is assigned to third parties. Older equipments are replaced with new ones, while ACs and specifically for AC to be use are those that R6 Freon or Halon free in order order to reduce carbon emissions. For effective policy in the retrofit of Freon gas, our technicians are sent to relevant trainings on Musicool held by Pertamina to obtain relevant certifications.

7.       Use and Management of Recycled Water

Water is vital for human life and plays an important role in maintaining the ecosystem. Therefore, the use and management of water has become an issue no less important than of carbon emissions mitigation efforts. In this regard, we have a strong commitment to responsible of water use and treatment.

Telkom’s water consumption in its office buildings is relatively low, use for building operational and drinking water  which is majority supplied by the local Water Company ("PDAM") of the areas in which we operate. Despite the relatively small volume of water consumption, we have made a strategic step in water treatment by making bio pores around our office buildings to hold rain water and prepare simple water recycling process using charcoal-based filtration that gives us filtered water that can be used to wash cars and water plants.

8.       Bike to Work

In order to live a healthy life and mitigate carbon emissions, the Company urges employees to bike to work on Fridays. The suggestion was initiated in 2009 and has gained good responses from most of Telkom’s employees even until 2012. We hope this habit will be long preserved and is part of "Bike to Work" national movement instilled among employees.

9.       One Billion Trees for Indonesia  ("OBIT")

As stated in the commitment of Telkom’s management on December 23, 2011, that Telkom as a SOE fully supports OBIT Program as a form of Government's commitment to reduce emissions of greenhouse gases up to 26% by 2020, which was later reemphasized by the Ministry of SOEs to plant two million hectares of forest in Java Island by 2014 and in 2012, Telkom was successful in planting 16,000 trees on an area of 36 hectares.

10.    Earth Hour

Telkom participates in the annual "Earth Hour" promoted by WWF that aims to preserve the environment by reducing electricity consumption. This activity is carried out by keeping a power outage for 1 hour on Saturday in the 4th week of March of each year, which is scheduled at 20:30 to 21:30.

C.      Financial Impact

In 2012, Telkom spent Rp348 billion in total for the entire social responsibility programs related to the environment.

D.      Certification in the Field of Environment

Embracing the vision to be a leading company in TIMES business across the region and to actualize a mission to provide high quality TIMES services at competitive prices while trying to become a role model  of corporate management, the Company shall also consider environmental control, and health and work safety. To meet government regulations in applying SMK3, in 2012 Telkom and GSD earned SMK3 certificates.

EMPLOYMENT, HEALTH AND WORK SAFETY ("K3")

A.      Employment

1.       Policy

In our strategic HR management, we put emphasis on how to harmonize our workforce in line with Telkom Group's business portfolio that has increasingly focused on Telecommunications, Information, Multimedia, Edutainment and Services (“TIMES”). We are also striving to improve synergy and efficiency among companies within Telkom Group and will continue to focus on how to deliver our values. This effort begins with planning future employment for the next five years that is backed by yearly employment plan, which allows us to obtain useful and accurate data for better business planning.

Law No.13 on Employment serves as the basis for all of Telkom's employment policies to ensure compliance with applicable laws and minimize violations against human right in employment relationship.

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a.       Management of Employee Relations with Management

The relationship between employees and management of the Company has been well fostered. The employee union, SEKAR, which comprises approximately 93.5% of Telkom employees is entitled to represent employees when dealing with the management and has been actively involved in negotiations for Collective Labor Agreement ("CLA").

b.       HR Recruitment

Within Telkom, HR recruitment is done both internally and externally. Internal recruitment is done by optimizing existing human resources through synergies across Telkom Group to allow efficiency in employee turnover expenses and obtain best candidates while at the same time facilitating employee career development. External recruitment is focused on recruiting employees with higher-level educational background as well as those with specific competences currently lacking within Telkom.

c.        Competence Development

We strengthened human resource competencies through education and training in competence conversion as well as competence development, both directly or indirectly related to our business strategies and operations. Training in competence conversion aims to make employees competency ready for our telecommunication system transformation from TDM based to IP based as well as for IMES. Meanwhile, training for competence development has been tailored to equip employees with specific competencies to support Telkom’s business portfolio.

In addition, the Company also holds a variety of programs to improve employee competencies, which are currently managed through Telkom CorpU. Among of the programs are international certification and GTP, which provide opportunities for Company’s best talents to have global exposures and experiences by stationing them in many Asia Pacific countries.

d.       Employee Remuneration

Telkom and its subsidiaries offer competitive employee remuneration packages that consist of monthly salary, various allowances and facilities such as housing, pension plan and health pursuant to prevailing rules and regulations, which are regularly revisited to secure competitiveness within the industry.

e.        Health Care

Telkom provides health care for employees and retirees and their direct family members, which is managed by Telkom’s Health Foundation ("Yakes") and intended to bring positive impacts to employee productivity.

Health insurance is also provided to retired employees, including to their dependent families, which are categorized in two types of funding with the following schemes:

–         Employees who were hired prior to November 1,  1995 and have served for more than 20 years are eligible for health insurance managed by Telkom’s Yakes, and

–         The Remaining employees are given access to health services in the form of insurance benefits.

Telkom’s subsidiaries provide health benefits through health insurance program sponsored by the Indonesian government, known as Jamsostek.

f.         Retirement Program

Telkom has two pension schemes, which are (i) Defined Benefit Pension Plan ("PPMP") tailored for permanent employees who were hired prior to July 1, 2002, and (ii) Defined Contribution Pension Plan ("PPIP") that apply to other permanent employees.

g.       Employee Awards

Every year, Telkom and companies within Telkom Group give a number of awards to high achievers individuals and units who have shown remarkable contributions to our business targets achievements. The awards are presented to motivate for improved contribution in the future.

h.       Level of employees turnover

Employee turnover is due to situations in which employees leave the Company for various reasons like voluntary resignation, being assigned as officials at Telkom, its subsidiaries or other government entities, death, retirement and early retirement, which is a program that is offered openly and voluntarily in nature, to employees that meet certain criteria.

i.         Gender equality and equal employment opportunity

Telkom’s internal policies related to employment are not discriminative in anyway. All prevailing regulations are applied consistently regardless of gender. Equal employment opportunities are also offered to all employees without prejudice.

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2.       Type of Program

During 2012, Telkom implemented the following activities in employment aspect:

a.       Collective Labor Agreement ("CLA") IV was mutually agreed and approved by the Ministry of Manpower and Transmigration of the Republic of Indonesia through Decree No.PKB.310/ORG/DPP-SEKAR/2010 dated August 24, 2010 with the last extension No.PKB.222/DPP-DPP00.000/2012 dated August 23, 2012.

b.       280 employees were hired during 2012 through recruitment.

c.        Competence Development

During 2012, a total of 21,013 employees (man-program) participated in competence conversion programs held in Indonesia and overseas:

-          3,899 employees participated in the Telecommunication stream program;

-          3,951 employees participated in the Information stream program;

-          139 employees participated in Media and Edutainment stream programs;

-          Leadership development was participated by 934 employees;

-          Telkom New Culture was participated by 488 employees;

-          Telkom Group Synergy was participated by 295 employees;

-       Certification Program was participated by 473 employees;

-          GTP program sent 109 workers to various countries in Asia Pacific region including Singapore,  Hong Kong, Australia, East Timor, and Myanmar, and

-          363 employees have obtained International Certification Program in various fields.

d.       Employee Remuneration has been adjusted to inflation rate and employee performance.

e.        A number of awards were given to high achievers by both internal and external parties while other awards were given to outstanding units, with the following details:

-       Internal awards to 224 employees;

-       Honor medals from the Indonesian President were given to 7 employees; and

-       Unit Awards were given to 40 units.

f.        Staff turnover during 2012 involved 622 people.

g.        By the end of 2012, the number of employees and retirees and their families who participated in its core health services Yakes Telkom reached 124,543 people.

h.       The pension plans

-          Defined Benefit Pension Plan ("PPMP")

PPMP is managed by Dana Pensiun and the benefit is calculated by an actuary based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away.   The main source of Dana Pensiun comes from the Company and employee contributions. Employees participate in the program with 18% of their basic salary (prior March 2003, employee contribution rate was 8,4%) while the Company contributes the remaining. The minimum monthly pension benefit for retired employees is approximately Rp425,000 per month.

-          Defined Contribution Pension Plan ("PPIP")

PPIP is a pension plan for permanent employees who were recruited after July 1, 2002, managed by several appointed Pension Fund Financial Institutions from which employees can choose. The Company's annual contribution to the PPIP is determined by a portion taken from participating employee’s basic salary

Telkomsel implements its own PPIP for its employees. With this program, employees are entitled to retirement benefits calculated based on basic salary or total salary and years of services. PT Asuransi Jiwasraya, a life insurance SOE, manage this program after they secured annual insurance contracts. Up to 2004, employees would contribute 5% of their monthly basic salaries to the program while Telkomsel would contribute the remaining. Starting 2005, Telkomsel decided to contribute totally to the program.

3.       Financial Impact

Following is the financial impact of some employment programs:

a.       The Expenditures for recruitment program reached Rp2 billion.

b.       Competence development programs:

-          During 2012, training and education, Telkom allocated Rp158 billion, or an average of Rp8 million per participating employee;

-          Spending for GTP was Rp14 billion; and

-          Spending for international certification program amounted to Rp6 billion.

c.        The Company’s contribution for post-retirement health care and insurance benefits during 2012 are  Rp300 billion and Rp18 billion respectively.

d.       The Company’s contributions for PPMP and PPIP during 2012 respectively reached Rp186 billion and Rp5 billion.

e.        Cost incurred for the award was Rp10 billion

Please see the Human Resources section on page 78 for more detailed information on employment.

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B.      Health and Work Safety ("K3")

1.       Policy

Since 2009, K3 was managed focusing on how to accomplish zero accident rate. The program is organized pursuant to labor regulations and K3 rules evaluated and assessed each year.  Telkom’s commitment to realize security and safety in work environment is manifested in the policy set out in the Company's Board of Directors Decree regarding the Determination of the Company’s Enterprise Security Governance and Safety Regulation. No.KD.37/UM400/COO-D0030000/2010.

2.       Type of Program

Every year, K3 survey conducted  in conjunction with Telkom employee opinion surveys to determine whether our work places have met specified criteria. Findings from the K3 survey indicate that Telkom scored 78% the survey is conducted which is categorized as satisfactory.

In 2012, various activities were carried out related to the K3 program including:

a.       Training on work safety

-          Training for General K3 Expert conducted in Diklat Area Semarang;

-          Simulation of Earthquake Emergency Response in Telkom East Jakarta;

-          Simulation of Air Attacks Emergency Response against vital object in collaboration with the Air Force at Cibinong SPU Satellite;

-          Tsunami Emergency Response Training and simulation at Telkom Aceh; and

-          Earthquake Emergency Response Training and simulation in various locations including at Telkom Padang, Manado and Surabaya;

b.       Achievement of 'zero accident'

Location	Safety Hours
Telkom Area Bekasi	1,639,416
Telkom Area Bogor	3,617,629
Telkom Area West Jakarta	1,940,008
Telkom South Jakarta	1,929,540
Telkom Area East Jakarta	3,650,688
Telkom Area North Jakarta	2,087,478
Telkom Area Tangerang	3,763,452
Telkom Regional Sumatera	9,939,368
Telkom Regional West Java	3,624,569
Telkom Regional Central Java	7,759,884
Telkom Regional East Java	6,365,912
Telkom Regional Kalimantan	4,745,153
Telkom Regional KTI	10,273,934
Telkom GKP Bandung	4,050,202
Telkom GCC Jakarta	3,566,679
Telkom GCC Central Jakarta	2,502,112

c.       Online SMK3 application and online safety care

i.         Online SMK3 application can be accessed by all organic employees, contains SMK3 measurement criteria and can be used for online monitoring, evaluating and analyzing purposes to simplify and accelerate implementation process and information updating.

ii.     Online Safety Care Application is a means to raise employee awareness on aspects related to their respective work place, for example, to inform working conditions  with potential risk of K3 to prepare its solutions.

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d.       Awards received in K3

i.      Zero accident from the Ministry of Manpower since January 1, 2009 through December 31, 2012 for the following locations:

-          Telkom Building ex DIVRE-II GCC Jakarta reached 5,712,000 safety hours;

-          Telkom Building South Jakarta ex South Datel reached 24,688,016 safety hours;

-          Telkom building West Jakarta ex West Datel reached 6,315,381 safety hours;

-          Regional Office VI Borneo Balikpapan-East Kalimantan reached 68,669,236 safety hours;

-          Telkom Building ex Datel Balikpapan in East Kalimantan reached 11,333,732 safety hours; and

-          Consumer Services Division Building Regional KTI Makassar South Sulawesi reached 2,260,204 safety hours.

ii.     Zero accident Award from the Governor of Jakarta since January 1, 2009 through December 31, 2012 for the following locations:

-          Telkom Building ex DIVRE-II GCC Jakarta reached 5,712,000 safety hours;

-          Telkom Building South Jakarta ex South Datel reached 24,688,016 safety hours; and

-          Telkom building area of West Jakarta Datel former West reached 24,776,525 safety hours.

iii.    K3 Order of the Governor of Jakarta to the following locations:

-          Building Telkom DIVRE ex-II GCC Jakarta;

-          Telkom South Jakarta area Datel former South Building; and

-          Telkom building West Jakarta ex West Datel.

iv.    SMK3LLK Awards from Vico Indonesia with a total score of 62.2, enabling Telkom to participate in high-risk service auction held by Vico.

v.     Awards from the Ministry of Manpower the Directorate General of Supervision and Fostering Employment based on audits on K3 management system recommended to obtain a "Satisfactory Level for the Advanced category" for the following locations:

-          Telkom West Jakarta with 92% achievement;

-          Telkom Balikpapan in East Kalimantan with 88% achievement;

-          Telkom South Jakarta with 94% achievement; and

-          Telkom Headquarters Building in West Bandung with 90% achievement.

3.       Financial Impact

The expenditures for programs related to K3 in 2012 reached Rp944 million.

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SOCIAL AND COMMUNITY DEVELOPMENT

A.      Policy

A variety of activities carried out in Telkom’s partnership program are aimed at encouraging economic growth and development in communities.  The objective of this program is the community's economic activities, either directly or indirectly related to Telkom’s main business.

This program is designed to build good relationship with the community and help create a prosperous society. The implementation of the program has been referred to the Board of Directors Decree No.KD.21/PR000/COP-B0030000/2010  regarding Management of Partnership and Community Development Program and Telkom’s initiatives to improve people's living standard, through Community Development Program  and CSR activities.

B.      Type of Program

1.       Partnership and Economic Empowerment of Communities

a.       Partnership Program

This program targets SMEs. This segment includes industrial, trade, commercial, agricultural, livestock, crops, fisheries, services and other areas.  Training program and revolving loan are provided based on the communities’ needs and adjusted to local development and potentials of the eight sectors.

In 2012, we held entrepreneurship trainings throughout Indonesia participated by prospective and existing partners. Furthermore, revolving loan of Rp344 billion was disbursed to some 9,346 SMEs that had become our foster partners.

We follow up the distribution of revolving loan by monitoring its allocation, management and returns. To motivate all business partners in managing business and secure on time return of loans, Telkom conducts periodic assessment and give awards to high achievers.

Examples of economic empowerment activities and entrepreneurship trainings held in 2012 were:

-          Indigopreneur

Indigopreneur training is intended for SMEs who are Telkom’s prospective fostered partners, focusing on subjects like e-commerce, entrepreneurship and banking, IT, imagineering mindset, self awareness and entrepreneurs goal setting, creative businesses and platinum track.  These trainings were held in 6 locations during 2012.

The objective of this program is:

a.       To make SMEs industries pillars of people-based economy.

b.       To improve the capability of SMEs in ICT sector.

c.        To optimize the capacity and resilience of SMEs by encouraging them to be creative, innovative, self-reliant and resilient.

-          E-Commerce Training

This training is intended to equip SMEs with knowledge in e-commerce, since SMEs are the backbone of national economic growth.

Telkom sees training for e-commerce as its commitment to improve the capacities of around 100,000 SMEs in Indonesia through the utilization of effective ICT to run business and interact online. Through this program, local SMEs will be able to develop business using high quality and affordable ICT solutions, such as web builder, web hosting and domain.

Those e-commerce facilities are expected to support economic development and help our foster partners when making online transactions. Better knowledge in information technology is expected to help SMEs better understand the effective use of information technology so they can compete with SMEs from other countries and run business globally.

-          Bawang Goreng from  Palu

Started in a village in Palu, Sulawesi Tenggara where well known for onions produce, Mrs. Salim began selling fried onions in addition to selling Donggala sarongs since 2004. Since 2006, she became one of Telkom’s partners with a loan of Rp40 million to open outlet and concentrate on the production of fried onions with brands Sal-Han which is located at Jl Sis Al Jufri 48 Palu.

Prior getting loan from Telkom, its production capacity was between 100 kg and 300 kg. After the loan, its production capacity approximately between 600 kg and 1ton with daily income ranges from Rp600,000 to Rp5 million and its product sales expanded to Makassar, Manado, Gorontalo, Surabaya, Jakarta and even Malaysia. The industry provides employment to at least 40 people, not including vendors that could reach hundreds who market their products. Thanks to her pioneering and persistence in developing fried onion industry in Palu while providing benefits to the environment, Fried Onion Sal-Han chosen as one of the winners of Telkom CSR Award 2012.

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-          Patin Asap

Early 2007, Firman Edi pioneering in processed fresh catfish and smoked catfish in markets around Kampung Patin, Kampar district, Riau Province. At that time, he saw a great opportunity for processed catfish due to over production of catfish farming. Initially, many customers order were rejected because of limited initial capital for the purchase of raw materials and production processes.

After participated in Telkom Partnership program in 2007, the processed catfish and smoked fish business grow very rapidly. Initially, the production is only around 150 kg per day processed in one production house with 7 employees, now increased to around 750 kg to 1 ton per day processed in 2 production houses with 20 employees. Its smoked catfish products have marketed across the nation (Riau, Batam, Jakarta, West Sumatra and Aceh) and international market (Malaysia).

b.       Creativity Program

This program basically aims to explore creativity within a community and develop economic potential of TIMES-technology-based activities. Various activities were carried out during 2012 presented in the following description:

-          Indonesia Digital Community (Indigo)

Indigo or Indonesia Digital Community is a program designed to foster digital creativity through collaboration with various communities such as SantriIndigo and IndigoPreneur. Indigo strategic initiative was introduced back in 2007 to facilitate Indonesian creative communities in utilizing digital technology and build an industry that will contribute to the national economy.

The development of creative industries engaging the community is part of our a long-term strategy to build and make dynamic our infrastructural, service, application and content of digital communications industry. Through Indigo program, we want to positioning ourselves as a provider of equipment and facilities that can be utilized in helping creative industries develop creative work for community of digital market in Indonesia.

2.       Development of Facilities and Infrastructure for the Community

a.       Community Education and Training

Aiming to improve the quality of education be it stakeholders’ expertise, knowledge and behavior, which in this case refers to Telkom Groups community and employees’ family. Activities involved include programs like ‘For You Teachers’, i-CHAT, and Cooperative Academic Education.

i.        Dedicated to My teacher

This program has run for six years and is one of our initiatives to create and promote education quality in Indonesia. Activities in it include trainings for teachers, who are widely seen as the most meritorious in education.

On its 6th year, the trainings were focused on character development and strengthening content of interactive material IT used for teaching purpose. There are three objectives of ‘Dedicated to My Teacher’:

-          Making teachers as "agents of change" in education in Indonesia;

-          Broadening teachers’ horizons on ICT; and

-          Empowering teachers who have participated in the trainings.

In 2012, the program was packaged in an interactive form allowing teachers to interact directly with instructors.  The program was delivered in two sessions in Jakarta and one session in Denpasar.

ii.      i-CHAT (I Can Hear and Talk)

i-CHAT is an application and portal created by our Research Development Center ("RDC") Unit which is aimed at helping the deaf community and children with special hearing needs to improve their communication skills with wider community by using cues that are translated using sound and a monitor.

Official application is available in two modes: the offline mode, which requires users to install programs on their computers and the online mode that enables users to run applications by accessing the i-CHAT website at http://www.i-chat.web.id. This portal currently has an online i-CHAT application that consists of five modules: Dictionary, Finger Alphabet, Numbers, Thematic, and Sentence construction.

During 2012, i-CHAT carried out in a number of special schools in Medan, Bandung, Cimahi, Semarang, Sleman Bantul, Surabaya and Banjarmasin.

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iii.     Cooperative Academic Education (“Co-Op”)

As an SOE, Telkom pays close attention to the government’s program "link and match" designed to bridge universities with industries through Co-Op Program under the theme "Optimizing Co-Op Benefit to Enhance Competitive Advantage for Corporate and Other Stakeholders".

Since 1997, Telkom has been proactively delivered the Co-Op Program, in collaboration with various universities in the provision of practical work experience. The program is designed to prepare university students in making the school-to-work transition, while also contribute in producing better educated generations. The implementation of Co-Op can be a three-month internship at Telkom Group or at one of Telkom’s foster partners.

The 2012 Co-Op Program held from February to March of the year screened 1,246 students from 65 universities throughout Indonesia. Our committees in collaboration with DPPK then selected 474 qualified students as participants of Telkom Group’s Co-Op.

b.       Development of Infrastructure and Public Facilities

A variety of activities aimed at improving services to the community with regard to telecommunications facilities and infrastructure. Activities undertaken include: among other INSAN Program, Broadband Learning Center ("BLC") Program, Mudik Asyik and assistance for the construction of public facilities.

i.         Healthy and Safe Internet ("INSAN")

INSAN is a national program intended to promote healthy and safe use of the Internet to various groups, initiated by the Ministry of Communications and Information Technology, involves diverse communities, and is open to various participants. Through this program, it is expected that the internet can provide benefits and values to the society.

To prevent the negative impacts of information available on the internet that are against the norms and values of the Indonesian culture, law and religion and to focus on how to protect young internet users from such threats, Telkom launched a domain name system ("DNS") Nawala, which is serve as an internet filter system in Indonesia. DNS Nawala is Telkom’s non-commercial program in collaboration with the Association of Indonesian Internet Cafe ("Awari") and can be accessed free of charge by internet users all over Indonesia.

Specifically, the DNS Nawala will reduce the entry of negative contents that violate Indonesia’s legislation, religious values, social norms, customs and morals, like pornography and gambling. In addition, the DNS Nawala will also block websites that contain malicious contents such as malware, phishing sites (misleading) and the like. This program aims to create more secure and more convenient internet experience so that it can be supportive of efforts to accelerate progress and welfare of the nation.

ii.       Broadband Learning Center ("BLC")

Another initiative to broaden public access to Telkom’s TIMES facilities is by providing assistance to build wide internet access. Our main target is the various local government ("Pemda") through the provision of computers with WiFi facilities.

BLC’s current roles:

-          As a training center for those who want to learn internet basics;

-          Educating the public through internet training; and

-          Educating SMEs, particularly Telkom’s partners, through trainings on how to create a blog to market their products online.

iii.     Mudik Asyik

Mudik Asyik Program has two purposes: as a token of appreciation to customers and partners, and as our support the government's advice not to make the journey home by motorcycle to cities in West Java, Central Java and East Java, and several cities in Sumatra.

Three days prior the Eid of 1433-H, Telkom through this program provided more than 65 units of air conditioned buses to carry around 3,250 frontliners, outlet staffs, sales force and employees of authorized dealers of Telkomsel, Telkom Flexi, Speedy and partners of Telkom Group in the Greater Jakarta areas to cities in Central and East Java. This program is also an expression of our gratitude to the Company's partners who have worked so hard in promoting and marketing products of Telkom Group.

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iv.     Assistance for the Construction of Public Facilities

Assistance is provided in the form of participation in various activities to construct public facilities and infrastructures. This type of assistance may be initiated by the local governments and non-profit organizations in collaboration with Telkom.

During 2012, we disbursed through assistance Community Development schemes amounted to Rp6 billion. These funds were utilized for the construction of various public facilities including: SOEs care, Natural Disasters, Education/Training, Public Health, Public Facilities, Worship facilities and Nature Conservation.

c.        Community Health Improvement

One of Telkom's commitments to facilitate the establishment of better community health services is through utilization of Telkom's competence in ICT by introducing e-Health for health communities in Indonesia. The complexities health care and higher mobility in societies have made it imperative to implement e-Health program. The implementation of e-Health in Indonesia carries its own challenges, ranging from low health care IT adoption, the IT implementation in silos, the very diverse data formats, poor communication and unwillingness to share data among stakeholders, and the unsupportive regulations towards existing e-Health initiatives, including the piloting electronic Jamkesda claims in Yogyakarta, Vertical Integration of 6 hospitals in Jakarta, the piloting SPGDT in Jakarta, and several implementations of vertical solution. This initiated e-Health solutions is expected to assist the finding of IT solutions within the Department of Health.

d.       Improvement Worship Facilities

Telkom participates in efforts to improve the quality of religious life in Indonesia. This is realized through development and improvement of worship such as mosques, churches, and those of other religions.

Improved worship facilities and infrastructures are expected to change people’s behaviours positively to leading to a better society. The improvement worship contribution facilities through CSR demonstrates Telkom’s concerns and towards the communities.

e.        Natural Disaster Relief and Community Assistance

Natural disaster relief was distributed to the victims of natural disasters that hit Indonesia during 2012. The relief included buying groceries and constructing public kitchens, medicine and program temporary health centers, free telecommunications access, temporary tent toilets ("MCK" ). Telkom provides aids during and post disaster. Post-disaster assistance activities include:

-          Reconstructing educational facilities in Rado Wasior in the District of Rado Wondama Bay, West Papua, which was destroyed by floods;

-          Rebuilding schools damaged by the eruption of Mount Merapi, which was that of SDN Bronggang Baru the District of Sleman, Yogyakarta. In addition, also the rebuilding the dorms of a state-owned vocational school Salam 1, Magelang and renovation of SD Negeri 2 Balerante, in the District of Klaten in Central Java; and

-          Renovating and rebuilding schools in Indonesia also damaged by a strike of natural disasters.

C.      Financial Impact

In 2012, funds for Community Social Development Program reached Rp356 billion.

CONSUMER

A.      Policy

As a form of GCG implementation to customers and in line with our mission to provide the best service, convenience, quality products and competitive prices, we continue to maintain communication with customers. We realize that smooth and proactive communication is crucial to our business progress in addition to ensuring quality standard. In order to secure after-sales service, we are committed to implementing fair compensation through the implementation of SLG ("Service Level Guarantee", Full After-Sales Warranty). We are also committed to continuing to adjust to the demands from consumers and the society as stated in our provisions in the Company's policy KD DIRJASA No.C.tel.1758/YN000/JAS-53/04 of 2004 and KD ND.C000 No.C.Tel.18/4N000/KNS-24/06 of 2006.

3.       Type of Program

We continued to improve our efforts in 2012 to provide more convenience as well as to protect the rights of consumer, by introducing quality product, supported by product safety management, service complaints and after-sales warranty.

1.       Launch of Products/Services

Prior our products/services are offered to consumers and the public, to ensure the quality and safety by ensuring compliance decision-making process in launching a product/service to the standard product / service development we follow STARPRO (as we call it) and conduct the 8 IC analysis (Internal Capabilities) which includes quality, reliability, availability, billing and payment, coverage, compatibility, features and readiness factors that support the product.

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2.       Orientation on customer service satisfaction through Telkom Integrated Quality Assurance using Raise on Service Excellence (“ROSE”) Framework

a.       Upholding the principle of ensuring that end products and services have high values and can provide maximum benefits and boost community and nationwide economics.

b.       Always uphold ethics in selling, promoting, and advertising products.

c.        Applying healthy advertising practices with respect to ethics within the advertising industry in Indonesia.

d.       Ensuring that our products and after sales services are easily accessible for the public.

e.        Supporting the application of the healthy competition principles and practice.

3.       Service Center and Consumer Complaints Mechanism

Telkom has customer service centers at each of our regional and branch offices. In addition, we also have our online complaint center at the Company’s website (www.telkom.co.id) and a call center customers can access by dialing "147".

4.       Financial Impact

In 2012, Telkom spent Rp533 billion for programs related to social responsibility towards its consumers.

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COMPANY PROFILE

BRIEF HISTORY OF TELKOM

We are a state-owned enterprise that operates in the telecommunications and network services sector in Indonesia. We are subject to the prevailing laws and regulations in this country. Given its status as a State-Owned Enterprise whose shares are traded on the stock market, the Government of the Republic of Indonesia is the Company’s majority shareholder, while the remainder of the Company’s common stock is owned by the public. The Company’s shares are traded on the IDX, the NYSE, the LSE and Publicly Offered Without Listing (“POWL”) in Japan. For detail information regarding our history, see “Strength Born of a Long History”.

LINE OF BUSINESS

As stated in our Articles of Association, our business is to provide telecommunications networks and telecommunications and information services, and to optimize the Company’s resources. To attain the aforementioned objectives, the Company may undertake business activities that incorporate the following:

1.       Main Business

a.       To plan, build, deliver, develop, operate, market/sell/lease, and maintain telecommunications and information networks in the broadest sense with respect to provisions of laws and regulations.

b.       To plan, develop, deliver, market/sell and improve telecommunications and information services in the broadest sense with respect to provisions of laws and regulations.

2.       Supporting Business

a.       To provide payment transaction and remittance services via telecommunications and information networks.

b.       To carry out activities and other undertakings in respect of optimizing the Company’s resources, among others the utilization of the Company’s property and equipment and movable assets, information system facilities, education and training facilities and maintenance and repair facilities.

A detail description of the Company's products and services can be found in the section “Business Overview - Business Portfolio”.

Organizational Structure

We have established a grand strategy towards sustainable competitive growth, involving the following objectives:

1.       Organic growth to be achieved through the strengthening of our core businesses by focusing on a strategy of customer segmentation, namely consumer, enterprise, wholesale and international services segments, further supported by the installation of 10 million POTS and 5 million Speedy lines.

2.       Inorganic growth to be achieved through a strategy of related diversification involving new business development, management of strategic portfolio, and building synergy between us and our subsidiaries.

We believe that the effective implementation of the above strategies will require the following:

1.       A Director that focuses on the wholesale and international segment.

2.       A Director that focuses on business portfolio development.

3.       A mechanism or parenting model that will promote synergy between us, as parent company, and our subsidiaries as well as among our subsidiaries.

Accordingly, we  initiated a number of changes in 2012 involving the division of duties and authority of  the Board of Directors, as follows:

1.       Transfer of duties and authority over the wholesale and international business segment, which was formerly under the Director of EWS to the Director of CRM. This allows the Director of EWS to focus more on developing the enterprise business segment.

2.        Expanding the duties and authority of the Director of CRM to handle the wholesale and international business segment, in addition to the duties and authority as Director of CRM.

3.        Realignment of the duties and authority of the Director of ITSSP to focus more on business portfolio innovation and development, by transferring some of the activities of the ITSS Directorate, especially those related to management of IT and tariff, to be managed under the NWS Directorate.

4.        Expanding the duties and authority of the Director of NWS to handle the management and utilization of IT as well as service operation & management, to provide better support for established businesses.

In addition, we established an executive board to promote synergies within our Group. Comprising four President Directors of our subsidiaries, the executive board serves in an advisory role related to strategy formulation, planning, policy making and performance monitoring for our cellular business, international business, IME business and tower business.

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Directorate	Function and Authority
NWS Directorate

Focuses on managing the Infrastructure Strategy & Governance, IT Strategy & Governance, and Solutions, as well as the management of IT utilization and service operations & management in order to support the development of established businesses, and also controlling infrastructure through the Telecommunication Infrastructure Division, Access Division, Maintenance Service Center, Information System Center, Wireless Broadband Division and Broadband Division.

ITSS Directorate

Focuses on managing the functions of Corporate Strategic Planning, Strategic Business Development, Innovation Strategy & Synergy, as well as controlling the Solution Convergence Division and Innovation & Design Center.

Consumer Directorate	Focuses on managing the consumer business segment and the operational management of the Western Consumer Services Division and Eastern Consumer Services Division.
EWS Directorate	Focuses on managing the enterprise & wholesale business segment as well as managing the Enterprise Services Division and Business Services Division.
CRM Directorate

Focuses on managing the Risk Management, Legal and Compliance, Business Effectiveness and Security & Safety, and in addition, managing the wholesale and international business segment as well as controlling the Wholesale Services Division.

HCGA Directorate

Focuses on the managing our human resources as well as the operational management of human resources centrally through the Human Capital Center unit, as well as controlling the Corporate University, HR Assessment Center, Management Consulting Center, Community Development Center, and Supply Center operational units.

Finance Directorate	Focuses on our financial management, managing financial operations centrally through the Finance, Billing & Collection Center unit.

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SUBSIDIARIES AND ASSOCIATED COMPANIES

We have experienced continuous organic and inorganic growth. Organic growth is achieved through expansion of our existing operations and creating synergies between our subsidiaries. Inorganic growth is accomplished through acquisition of companies that we deemed were capable to add strategic value to our entire Group and contributing to the long-term revenue growth and sustainability of business.

The following table illustrates our corporate structure as of December 31, 2012, including our direct and indirect equity ownership in our subsidiaries. A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2012, is set forth below and is contained in Notes 1d and 9 to our Consolidated Financial Statements included elsewhere in this report.

Direct Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Telekomunikasi Selular (“Telkomsel”)	65%	Telecommunication	Operational	Telkomsel, established on May 26, 1995, provides telecommunication facilities and mobile cellular services.
PT Multimedia Nusantara (“Metra” or “TelkomMetra”)	100%	Multimedia and line telecommunication services	Operational

TelkomMetra, acquired on May 9, 2003, is our NEB holding company. TelkomMetra focuses on network construction, development, maintenance and services, and multimedia services (data communications systems, portal and online transaction services).

PT Telekomunikasi Indonesia International (“TII” or “Telin”)	100%	Telecommunication	Operational	Telin provides fixed line telephone services (KSO-III West Java & Banten) and international telecommunications. Acquired on July 31, 2003, Telin is responsible for managing our overseas business.
PT Pramindo Ikat Nusantara (“Pramindo” or “PINs”)	100%	Telecommunication construction and services	Operational	PINs was originally established to operate our KSO in Sumatra. It was acquired on August 15, 2002.
PT Dayamitra Telekomunikasi (“Dayamitra” or “Mitratel”)	100%	Telecommunication	Operational

Mitratel provides fixed line telephone services, supply of telecommunications facilities and infrastructure and telecommunications services. Acquired on May 17, 2001, Mitratel transformed itself by entering the telecommunications infrastructure supply business, which includes supplying telecommunications towers to meet the BTS installment needs of telecommunications operators all over Indonesia.

PT Indonusa Telemedia (“Indonusa” or “TelkomVision”)	100% (including through 0.46% ownership by TelkomMetra)	Pay television and content services	Operational

Established on May 7, 1997, TelkomVision is a multimedia (pay-TV, internet service) service provider. Since 2007, TelkomVision was the first Pay TV operator in Indonesia to launch DTH Prepaid (Prepaid Satellite Pay-TV), under the “TelkomVision” brand.

PT Graha Sarana Duta (“GSD” or “TelkomProperty”)	99.99%	Leasing of offices and providing building management and maintenance services, civil consultant and developer	Operational	Acquired on April 25, 2001, TelkomProperty operates throughout Indonesia and manages buildings owned by us and third parties.
PT Napsindo Primatel Internasional (“Napsindo”)	60%	Telecommunication	Ceased operation	Napsindo provided Network Access Point (“NAP”), Voice Over Data (“VOD”) and other related services. Established on December 29, 1998, Napsindo ceased operation as at January 13, 2006.
PT Telkom Akses (“Telkom Akses”)	100%	Construction, services and trade in the field of telecommunication	Dormant	Telkom Akses was established on November 26, 2012.

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Indirect Subsidiaries

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Infomedia Nusantara (“Infomedia”)	100% (including through 49% ownership by Company)	Data and information service – provides telecommunication information services and other information services in the form of print and electronic media and call center services	Operational

Infomedia was acquired on September 22, 1999 to operate KSO in Sumatra. Infomedia has transformed its business from the original three pillars (directory services, contact center services and content services) to Business Process Outsourcing and Digital Media & Rich Content services.

PT Sigma Cipta Caraka (“Sigma” or “telkomsigma”)	100% ownership by TelkomMetra	Information technology service – system implementation and integration service, outsourcing and software license maintenance	Operational	Telkomsigma was established on May 1, 1987 and provides IT solution services.
Telekomunikasi Indonesia International Pte. Ltd. (“Telin Singapore”)	100% ownership by Telin	Telecommunication	Operational

Telin Singapore was established on December 6, 2007, pursuant to the laws of Singapore. Its range of telecommunication services includes but is not limited to internet-based voice and data services, managed data services, call back/call re-origination, prepaid calling card services and the resale of leased circuit services.

PT Metra Plasa (“Metra Plasa”)	60% ownership by TelkomMetra	Website development services	Operational	TelkomMetra established Metra Plasa with eBay International AG on April 9, 2012.
PT Administrasi Medika (“AdMedika”)	75% ownership by TelkomMetra	Health insurance and administration services	Operational	AdMedika, established on February 25, 2010, handles online claims between hospitals and health insurance providers.
PT Finnet Indonesia (“Finnet”)	60% ownership by TelkomMetra	Banking data and communication	Operational

Finnet was established on October 31, 2005, as a provider of IT infrastructure, applications and content for information systems and financial transactions for the banking and financial services industry.

PT Telkom Landmark Tower (“TLT”)	55% ownership by TelkomProperty	Service for property, development and management	Operational	TelkomProperty established TLT with Yakes Telkom on February 1, 2012.
Telekomunikasi Indonesia International Ltd. (“Telin Hong Kong”)	100% ownership by Telin	Telecommunication	Operational

Telin Hong Kong was established in Hong Kong on December 8, 2010 and has obtained Unified Carrier License on March 1, 2011 for establishing, providing and maintaining public telecommunications network service, using the radio communications installation to provide services.

PT Metranet (“Metra-Net”)	100% ownership by TelkomMetra	Multimedia portal service	Operational	Metra-Net was established on April 17, 2009.
Telkomsel Finance B.V. (“TFBV”)	100% ownership by Telkomsel	Finance	Operational

TFBV was established in Amsterdam,  the Netherlands on February 7, 2005, for the purpose of borrowing, lending and raising funds, including the issuance of bonds, promissory notes and other securities or documentary debt instruments.

Aria West International Finance B.V. (“AWI BV”)	100% ownership by Telin	Trade and finance services	Ceased operation	AWI BV was established on June 3, 1996 and ceased operation on July 31, 2003.
Telekomunikasi Selular Finance Limited (“TSFL”)	100% ownership by Telkomsel	Finance	Operational	TSFL was established on April 22, 2002 to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.
Telekomunikasi Indonesia International (TL) S.A. (“Telin Timor Leste”)	100% ownership by Telin	Telecommunication	Operational

Telin Timor Leste was established on September 11, 2012 to provide telecommunications services in Timor Leste. Telkomcel, its trademark of cellular services, was established on September 17, 2012 to provide mobile telecommunications services that extends across Timor Leste and broadband Internet with 3G on 850 Mhz frequency.

PT Graha Yasa Selaras (“GYS”)	51% ownership by TelkomProperty	Tourism service	Dormant	TelkomProperty established GYS with Yakes Telkom on April 27, 2012 to focus on hospitality services.

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Associated Companies

Companies	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
Scicom (“MSC”) Bhd (“Scicom”)	29.71% ownership by Telin	Call center service	Operational	Established in 1997, Scicom is a contact centre provider based in Malaysia.
PT Integrasi Logistik Cipta Solusi (“ILCS”)	49% ownership by TelkomMetra	e-trade logistic services and other related services	Operational	TelkomMetra established ILCS with Pelindo II on September 21, 2012 to provide logistical IT solutions for seaports.
PT Patra Telekomunikasi Indonesia (“Patrakom”)	40%	Satellite communication system services, related services and facilities to companies in the petroleum industry	Operational	Patrakom was established on September 28, 1995.
PT Citra Sari Makmur (“CSM”)	25%	Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities	Operational	CSM was established on February 14, 1986.
PT Pasifik Satelit Nusantara (“PSN”)	22.38%	Satellite transponder leasing and satellite-based communication services in the Asia Pacific region	Operational

Established on July 2, 1991, PSN held its IPO of its ordinary shares in June 1996, listing them on the National Association of Securities Dealers Automated Quotations (“NASDAQ”), but was delisted on November 6, 2001 in connection with its failure to meet certain NASDAQ National Market Listing conditions.

Joint Venture Companies

Company	Percentage of Ownership Interest	Nature of Business	Operational Status	Description
PT Melon Indonesia (“Melon”)	51% ownership by TelkomMetra	Digital Content Exchange Hub services (“DCEH”)	Operational

Melon is a joint venture company between TelkomMetra and South Korea Telecom. Melon was established on August 16, 2010. This company, which grew out of our expansion into the Media & Edutainment business, provides digital music and related content services for cell phones, personal computers, consumer electronic channels and other digital media.

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Telkom’s Subsidiaries Chart

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PROFILE OF THE BOARD OF COMMISSIONERS

Jusman Syafii Djamal

President Commissioner

Jusman Syafii Djamal, 58, has served as our President Commissioner since January 1, 2011. Currently, he also serves as President Commissioner (Independent) at PT Cardig Aero Services Tbk. as President Commissioner (Independent) at PT Toba Bara Sejahtera Tbk., as President Commissioner (Independent) at PT Mandala Airline Tbk, and as Chairman at Matsushita Gobel Foundation. Since May 20, 2011, he is by appointment of the President of the Republic of Indonesia, a member of the National Innovation Committee (a think tank of the President of the Republic Indonesia on Innovation Policy). Previously, Mr. Djamal was the Minister of Transportation for the “Indonesia Bersatu Pertama” cabinet (2007-2009) and concurrently a member of the National Transportation Safety and Security Evaluation Team (2007) founded to evaluate and find the “root causes” of accidents in Shipping/Marine, Railways and Highways transportation. He has vast experience in aircraft industry management due to exposures to a variety of strategic positions; as the President Director of PT Dirgantara Indonesia (2000-2002), as Director of Human Resources of PT IPTN (1999-2000), as Director of Helicopters, Defense Technology and Satellite (1996-1999), as Chairman of PT IPTN’s Restructuring Program Implementation team (1998-2001), and as Chief Project Engineer for N250 Development & Constructional Design (1989-1995). As a professional aerodynamics engineer with twenty years of experience in Computational Aerodynamics and Configuration Development, he holds, an Intellectual Property Right Patent No. ID 0 021 669 for electronic-based Flight Control Systems issued on August 15, 2008 together with the late Bambang Pamungkas. He was awarded the Nararya Dedicational Award from the Republic of Indonesia on August 17, 1995. He is co-author of Grand Techno Economic Strategy: Siasat Memicu Produktivitas (Mizan Publishers, 2009). He earned his Bachelor of Mechanical Engineering in Aeronautical Engineering from Institut Teknologi Bandung (1983).

Johnny Swandi Sjam

Independent Commissioner

Johnny Swandi Sjam, 52, has served as our Independent Commissioner since January 1, 2011. Currently he is also the Chairman of the Standing Committee on Infrastructure and Telecommunications Services at the Indonesian Chamber of Commerce and Industry (“KADIN”). He previously served, among other positions, as a Commissioner at PT Inti Persero (2010-2011), the President Director of PT Indosat Tbk.  (2007-2009), the Director of PT Indosat Tbk.  (2005-2007), the President Director of Satelindo (2002-2003), and several other important positions at subsidiaries of Indosat like Satelindo, Sisindosat and Intikom (1997-2002). He holds a Diploma III in Computer Engineering from Bandung Institute of Technology, a Diploma IV from Sekolah Tinggi Manajemen Industri of the Department of Industry of Indonesia, a Bachelor’s degree in Informatics Management from Gunadarma University, Jakarta, and a Master’s  degree in Business Policy and Administration from the University of Indonesia, Jakarta.

Parikesit Suprapto

Commissioner

Parikesit Suprapto, 61, has served as our Commissioner since May 11, 2012. Previously he was the Deputy of Business Services at the Ministry of SOE (2010-2012), Deputy Head of Banking and Finance Industry at the Ministry of SOE (2008-2010) and Advisor to the Minister of SOE for Small Business Sector (2006-2008). He was a Commissioner of PT Indosat Tbk. (2011-2012) and a Commissioner of PT Bank Negara Indonesia (Persero) Tbk. He earned a Bachelor’s degree in Corporate Economics from Sekolah Tinggi Manajemen Industri, Jakarta (1980), a Master’s degree in Economic Development from Indiana University, Indiana, USA (1990) and a PhD degree in Development Economics from the University of Notre Dame, Indiana, USA (1995).

Hadiyanto

Commissioner

Hadiyanto, 50, has served as our Commissioner since May 11, 2012. Currently, he also serves as Director General of State Treasury at the Ministry of Finance of the Republic of Indonesia. He has assumed, among other positions, Head of the Legal Bureau, Secretariat General of the Ministry of Finance and was the Alternate Executive Director at the World Bank, Washington D.C., US. He was the President Commissioner of PT Garuda Indonesia Tbk. (2007-2012) and President Commissioner of PT Bank Export Indonesia (2007-2009). He holds a Bachelor’s degree in Law from the University of Padjadjaran, Bandung, a Master of Law Degree (LLM) from Harvard University Law School, USA, and a PhD. in Law from the University of Padjadjaran, Bandung.

Virano Gazi Nasution

Independent Commissioner

Virano Gazi Nasution, 44, has served as our Independent Commissioner since May 11, 2012. He was previously the Commercial Director of PT Indonesia Comnet Plus, a subsidiary of PT PLN (Persero) (2009-2012), Advisor to the Minister of Communications and Informatics (2008-2009), and the President Director of PT Bakrie Telecom Tbk.  (2001-2005). He earned his Master of Science degree in Engineering Economics from Stanford University, USA.

Our Board of Commissioners was appointed based on the resolution of Telkom’s AGMS No.Tel.110/PR000/COP-A0070000/2012 dated on May 11, 2012. There is no affiliation between members of the Board of Commissioners, Board of Directors and shareholders. For a description regarding trainings attended to improve the competency of Board of Commissioners, see “Corporate Governance – Corporate Governance Structure – Board of Commissioners”.

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PROFILE OF THE BOARD OF DIRECTORS

Arief Yahya

President Director

Arief Yahya, 51, has served as our President Director since May 11, 2012. Concurrently, he also serves as President Commissioner of Telkomsel, a subsidiary of Telkom. Prior to his appointment as President Director, he led a career with Telkom in various positions, including as Director of Enterprise & Wholesale (2005-2012), Head of Regional Division V East Java (2004-2005) and Head of Regional Division VI Kalimantan (2003-2004). He holds a Bachelor’s degree in Electrical Engineering from Institut Teknologi Bandung (1986) and a Master’s degree in Telematics from University of Surrey, UK (1994).

Honesti Basyir

Director of Finance

Honesti Basyir, 44, has served as our Director of Finance since May 11, 2012. Prior to his appointment as Director of Finance, he has held a number of key positions with Telkom, including Vice President (“VP”) for Strategic Business Development at ITSS Directorate (2012); VP for Strategic Business Development at SICP (2010-2012); Project Controller of Project Management Office (2009-2010) and Assistant Vice President (“AVP”) for Business & Finance Analysis (2006-2009). He holds a Bachelor’s degree in Industrial Technology from Institut Teknologi Bandung (1992) and a Master’s degree in Corporate Finance from Sekolah Tinggi Manajemen Bandung (2004).

Indra Utoyo

Director of IT, Solution & Strategic Portfolio

Indra Utoyo, 51, Indra Utoyo has served as our Director of IT, Solution & Strategic Portfolio (“ITSS”) since May 11, 2012. He joined Telkom in 1986 and has held a variety of positions. Prior to his appointment as Director of ITSS he served as Director of IT, Solution & Supply (2007-2012). He holds a Bachelor’s degree in Electrical Engineering from Institut Teknologi Bandung (1985) and a Master’s degree in Communication & Signal Processing from Imperial College, University of London, UK (1994).

Sukardi Silalahi

Director of Consumer

Sukardi Silalahi, 47, has served as our Director of Consumer since May 11, 2012. He joined Telkom in 1991 and, prior to his appointment as Director of Consumer, he served in a variety of positions, including Executive General Manager (“EGM”) of Eastern Consumer Service Division (2011-2012); Deputy EGM of Western Consumer Service Division (2010-2011); EGM of Regional Division VI Kalimantan (2008-2010) and Deputy EGM of Fixed Wireless Network Division (2007-2008). He holds a Bachelor’s degree in Civil Engineering from Institut Teknologi Bandung (1989).

Muhammad Awaluddin

Director of Enterprise & Wholesale

Muhammad Awaluddin, 45, has served as our Director of Enterprise & Wholesale since May 11, 2012. Concurrently, he also serves as President Commissioner of Infomedia, an indirect subsidiary of Telkom. Prior to his appointment as Director of Enterprise & Wholesale, he served, among other positions, as President Director of Infomedia (2010-2012); EGM of Access Network Division, Telkom (2010) and EGM of Regional Division I Sumatra, Telkom (2007-2010). He holds a Bachelor’s degree in Electrical Engineering from Universitas Sriwijaya, Palembang (1990) and a Master’s degree in Business Administration from the European University, Antwerp, Belgium (1998).

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Rizkan Chandra

Director of Network & Solution

Rizkan Chandra, 44, has served as our Director of Network & Solution since May 11, 2012. Concurrently, he also serves as Commissioner of Telkomsel, a subsidiary of Telkom, and as Commissioner at Metranet, an indirect subsidiary of Telkom. Prior to his appointment as Director of Network & Solution, among other positions, he served as President Director of Sigma, our indirect subsidiary (2010-2012); Senior General Manager (“SGM”) of Telkom Learning Center (2008-2010) and VP for Infrastructure & Service Planning, Telkom (2007-2008). He holds a Bachelor’s degree in Informatics from Institut Teknologi Bandung (1992) and a Master’s degree in Management of Technology from the National University of Singapore (2000).

Priyantono Rudito

Director of Human Capital & General Affairs

Priyantono Rudito, 43, has served as our Director of Human Capital & General Affairs since May 11, 2012. Concurrently, he also serves as Commissioner of Telkomsel, a subsidiary of Telkom. Since he joined Telkom in 1991, he has served in a number of positions, including as VP for Corporate Strategic Planning (2011-2012) and VP for Marketing & Consumer Care (2007-2011). He holds a Bachelor’s degree in Industrial Engineering from Institut Teknologi Bandung (1991) and a Master’s degree in Business (Marketing) (1997) and a Doctoral degree in Management (2011) from the Royal Melbourne Institute of Technology, Australia.

Ririek Adriansyah

Director of Compliance & Risk Management

Ririek Adriansyah, 49, has served as our Director of Compliance & Risk Management since May 11, 2012. Concurrently, he also serves as President Commissioner of Telin, a subsidiary of Telkom. He joined Telkom in 1990 and, prior to his appointment as Director of Compliance & Risk Management, served as, among other positions, President Director of Telin, a subsidiary of Telkom (2011-2012); Director of Marketing & Sales, Telin (2010-2011); Director of International Carrier Service, Telin (2008-2010) and Deputy EGM of Infratel Division, Telkom (2004-2008). He holds a Bachelor’s degree in Electrical Engineering from Institut Teknologi Bandung (1989).

Board of Directors has served based on the resolution of our AGMS No.Tel.110/PR000/COP-A0070000/2012 dated on May 11, 2012. There is no affiliation between members of the Board of Directors and shareholders. For a description regarding duties of Board of Directors and trainings attended to improve the competency of Board of Directors, see “Corporate Governance – Corporate Governance Structure – Board of Directors”.

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STOCK OVERVIEW

A.      Shareholder Composition

Our authorized capital consists of one Series A Dwiwarna share and 79,999,999,999 Series B (common stock) shares. Among this authorized shares, 20,159,999,280 of which are issued and fully paid, consists of the Series A Dwiwarna share and 20,159,999,279 common stock. The Series A Dwiwarna share is owned by the Government and carries special voting rights and the right to nominate, and to veto the appointment and removal of,  any director or commissioner, the issue of new shares and amendments to our Articles of Association including amendments to merge or dissolve us prior to the expiry of its term of existence, to increase or decrease our authorized capital or to reduce our subscribed capital. The material rights and restrictions placed on the common stock also apply to the Dwiwarna share, except that the Government cannot transfer the Dwiwarna share. The Government’s ownership of the Dwiwarna share gives it effective control over our Company even if it reduces its ownership of our common stock, and its rights with respect to the Dwiwarna share may only be modified by an amendment of our Articles of Association, which the Government may veto. See Notes 22  to our Consolidated Financial Statement.

Table of Company Shareholders per December 31, 2012
	Series A Dwiwarna Share	Series B Shares (Common Stock)%
Government of the Republic of Indonesia	1	10,320,470,711	53.90
Public		8,828,598,108	46.10
Capital Subtotal (issued and outstanding)	1	19,149,068,819	100.00
Treasury Stock		1,010,930,460	-
Total	1	20,159,999,279	100.00

Our shareholder composition as of December 31, 2012 is as follows:

1.       Shareholders Owning More Than 5% of Shares (Major / Controlling Shareholders)

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Series A	Government	1	-
Series B	Government	10,320,470,711	53.90

During the last three years, the percentage of shares owned by the Government amounted to 52.5%, 53.2% and 53.9%, respectively at 31 December 2010, 2011 and 201

2.       Shares Owned by Directors and Commissioners

As of December 31, 2012, none of our Directors  or senior managers beneficially owned more than 1.0% of our outstanding shares of common stock. In addition, no Commissioners  beneficially own our shares of common stock.

Directors or Commissioners	Number of Shares (Series B)	Percentage of Ownership
Directors
Indra Utoyo	5,508	<0.01
Priyantono Rudito	108	<0.01
Sukardi Silalahi	108	<0.01
Total	5,724	<0.01

3.       Shareholders Owning Less Than 5% of Shares

Group	Number of Shares (series B)	Percentage of Ownership
Foreign
Business	7,477,394,954	39.05
Individual	3,409,940	0.01
Local
Business Entities
Companies	402,107,377	2.10
Mutual Funds	413,240,544	2.16
Insurance Companies	287,653,540	1.50
Pension Funds	143,963,690	0.75
Other Business Entities	5,673,024	0.03
Individuals	95,155,039	0.50
Total	8,828,598,108	46.10

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4.       Proportion of Common Stock Held in Indonesia and Abroad

As of December 31, 2012, we had 29,321 common stock shareholders, including the Government. This total includes 7,747,686,854common stock shares owned by 1,665  shareholders outside Indonesia. As of the same date, there were 119 ADS shareholders who owned 54,942,205 ADS (1 ADS is equivalent to 40 common stock shares).

B.      Chronology of Stock Issued

		Share Ownership Composition
Date	Corporate Actions	Government of the Republic Indonesia	%	Public	%
13/11/1995	Pre Initial Public Offering (“Pre-IPO”)	8,400,000,000	100.0	-	-
14/11/1995	IPO
	Sale of Government’s shares	(933,334,000)		933,334,000
	New shares issued by Telkom			933,333,000
	Share Ownership Composition	7,466,666,000	80.0	1,866,667,000	20.0
11/12/1996	Block Sale of Government’s shares	(388,000,000)		388,000,000
	Share Ownership Composition	7,078,666,000	75.8	2,254,667,000	24.2
15/05/1997	Distribution of incentive shares by the Government to public shareholders	(2,670,300)		2,670,300
	Share Ownership Composition	7,075,995,700	75.8	2,257,337,300	24.2
07/05/1999	Block Sale of Government’s shares	(898,000,000)		898,000,000
	Share Ownership Composition	6,177,995,700	66.2	3,155,337,300	33.8
02/08/1999	Distribution of bonus shares (emission)
	(every 50 shares acquire 4 shares)	494,239,656		252,426,984
	Share Ownership Composition	6,672,235,356	66.2	3,407,764,284	33.8
07/12/2001	Block Sale of Government’s shares	(1,200,000,000)		1,200,000,000
	Share Ownership Composition	5,472,235,356	54.3	4,607,764,284	45.7
16/07/2002	Block Sale of Government’s shares	(312,000,000)		312,000,000
	Share Ownership Composition	5,160,235,356	51.2	4,919,764,284	48.8
30/07/2004	Stock Split (1:2)
	Share Ownership	10,320,470,712	51.2	9,839,528,568	48.8
21/12/2005	Share repurchase program (I)[1]	10,320,470,712	51.7	9,628,238,068	48.3
29/06/2007	Share repurchase program (II)[2]	10,320,470,712	52.3	9,413,238,068	47.7
20/06/2008	Share repurchase program (III)[3]	10,320,470,712	52.5	9,348,954,068	47.5
19/05/2011	Share repurchase program (IV)[4]	10,320,470,712	53.9	8,828,598,108	46.1

(1) The first share repurchase program started on December 21, 2005 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2007
(2) The second share repurchase program started on June 29, 2007 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2008.
(3) The third share repurchase program started on June 20, 2008 (the date of the Extraordinary General Meeting of Shareholders at which the program was approved) and ended in December 2009.
(4) The fourth share repurchase program started on May 19, 2011 (the date of the Annual General Meeting of Shareholders at which the program was approved) and ended in November 2012

1.       Employee Stock Ownership Program

The Employee Stock Ownership Program (“ESOP”) is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. As of December 31, 2012, 11,311,122 of our shares were owned by 10,591 of our employees and Telkom retirees.

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2.       Purchases of Equity Securities by The Issuer and Affiliated Purchasers

	Period	Total Number of Share Purchased	Average Price Paid per Share in Rp	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
					1,007,999,964
SBB I	2006	118,376,500	8,044	118,376,500	889,623,464
SBB II	2007	126,364,000	9,689	244,740,500	763,259,464
SBB III	2008	245,834,000	8,491	490,574,500	517,425,464
SBB IV	2011	283,085,460	7,337	773,659,960	645,161,290
	2012	-	-	-	362,075,830
	January	66,895,000	6,997	840,554,960	295,180,830
	February	60,052,500	6,905	900,607,460	235,128,330
	March	39,998,000	6,906	940,605,460	195,130,330
	April	9,140,000	7,636	949,745,460	185,990,330
	May	16,859,000	7,687	966,604,460	169,131,330
	June	9,120,000	7,751	975,724,460	160,011,330
	July	14,423,500	8,737	990,147,960	145,587,830
	August	8,902,500	9,026	999,050,460	136,685,330
	September	7,380,000	9,431	1,006,430,460	129,305,330
	October	4,500,000	9,548	1,010,930,460	124,805,330
	November	-	-	1,010,930,460	124,805,330
	December	-	-	1,010,930,460	124,805,330
	Total	520,355,960	7,996	1,010,930,460	-

As of December 31, 2012, we had repurchased 1,010,930,460 common stock shares, equivalent to 5.0% of our issued and outstanding common stock, at an aggregate repurchase price of Rp8,067 billion, excluding broker and custodian fees. Under our repurchase program, we repurchased 118,376,500 shares in 2006, 126,364,000 shares in 2007, 245,834,000 shares in 2008, 283,085,460 shares in 2011 and 237,270,500 shares in 2012. In 2011 and 2012, we repurchased 520,355,960 common stock shares at an aggregate repurchase price Rp3,803 billion. See Note 24 to our Consolidated Financial Statement.

We plan to retain, sell or use repurchased stock for other purposes in accordance with Bapepam-LK Rule No.XI.B.2, Law No.40/2007 regarding Limited Liability Companies and the resolutions of the AGMS on June 11, 2010, that require the Board of Directors to seek prior approval from the Board of Commissioners to undertake any change or transfer of treasury stock and report its utilization or transfer to the AGMS. Before giving its approval, the Board of Commissioners must consult with the holder of the Series A Dwiwarna share.

C.      Chronology of Bonds

On July 16, 2002, the Company issued a five-year bonds amounting to Rp1,000 billion, at par value. The bonds bore interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds was traded on the Surabaya Stock Exchange and matured on July 16, 2007. The trustee of the bonds was BRI (effective from January 17, 2006 replacing BNI) and the custodian was PT Kustodian Sentral Efek Indonesia. The bonds were fully repaid on July 16, 2007.

Second IDR bond issued on June 25, 2010 with a nominal amount of Rp1,005 billion for a five-year period and Rp1,995 billion for a ten-year period for Series A and Series B, respectively, were listed on the IDX.

The underwriters  of the bonds are PT Bahana Securities, PT Danareksa Sekuritas and PT Mandiri Sekuritas. And the trustee is PT CIMB Niaga Tbk. As of December 31, 2011, the rating for the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).  See “Highlights – Common Stock and Bond Highlights”.

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D.      Dividend Policy

The AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2012 will be decided at the AGMS scheduled for 2013.

Table of Dividend Payment

Dividend Year	Date of AGMS	Pay Out Ratio (%)(1)	Amount of Dividends (Rp million)	Dividend per Share (Rp)
2007	June 20, 2008	70	8,999,913 (2)	455.87
2008	June 12, 2009	55	5,840,708	296.94
2009	June 11, 2010	50	5,666,070 (3)	288.06
2010	May 19, 2011	55	6,345,350 (4)	322.59
2011	May 11, 2012	65	7,127,333 (5)	371.05

(1) Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
(2) Including interim cash dividend paid in December 2007 amounting to Rp965,398 million.
(3) Including interim cash dividend paid in December 2009 amounting to Rp524,190 million.
(4) Including interim cash dividend paid in December 2010 and January 2011 amounting to Rp276,072 million and Rp250,085 million respectively
(5) Consists of cash dividend amounting to Rp6,030,820 million and special cash dividend amounting Rp1,096,513 million.

Telkomsel Dividend

Pursuant to AGMS in April 2012, Telkomsel approved the payment of a cash dividend of Rp10,259 billion, which represented 80% of Telkomsel’s net profit in 2011, Rp3,590 billion of this dividend was distributed to SingTel Mobile, Telkomsel’s largest non-controlling shareholder.

In 2010, 2011, and 2012 cash dividends were paid to SingTel Mobile, a non-controlling shareholder of Telkomsel, amounting to Rp3,261 billion, Rp2,726 billion and Rp3,231 billion.

E.       Capital Market Supporting Professionals

Capital Market Supporting Professionals	Address	Services	Fees	Service period

INDEPENDENT AUDITORS

Public Accountant Firm (KAP) Purwantoro, Suherman & Surja (Member firm of Ernst & Young Global Limited)

Public Accountant Firm (KAP) Tanudiredja, Wibisana & Rekan (Member firm of PricewaterhouseCoopers Global Network)

Indonesian Stock Exchange Building Tower 2, 7th Floor

Jl. Jend. Sudirman Kav. 52 - 53 Jakarta 12190, Indonesia

Tel. : (62-21) 52895000

Fax. : (62-21) 52894100

Plaza 89

Jl. H.R. Rasuna Said Kav. X-7 No. 6 Jakarta 12940

Tel.: (62-21) 5212901

Fax.: (62-21) 52905555

		Integrated Audit PT Telekomunikasi Indonesia, Tbk. (“Telkom”) and General Audit on the Financial Statements of Subsidiaries in fiscal 2012. Issuance of consent letter.	Rp26,619,000,000 Rp4,400,000,000	2012 2012
SHARE REGISTRAR PT Datindo Entrycom	Puri Datindo – Wisma Sudirman Jl. Jend. Sudirman Kav. 34, Jakarta 10220 Tel. : (62-21) 570 9009 Fax. : (62-21) 570 9026	Performs custodian services for the common stock of Telkom traded at the Indonesia Stock Exchange.	Rp136,000,000	Since IPO of Telkom in 1995
TRUSTEE PT Bank CIMB Niaga Tbk.	Graha Niaga, 20th Floor Jl. Jend. Sudirman Kav. 58 Jakarta 12190 Tel. : (62-21) 300 6420 ext. 32001 - 32003 Fax. : (62-21) 250 5777	Representing the interest of bondholders in interaction with the Company related to Telkom II Bonds.	Rp82,500,000	2010
CUSTODIAN PT Kustodian Sentral Efek Indonesia	Jakarta Stock Exchange Building Tower 1, 5th Floor Jl. Jenderal Sudirman, Kav. 52 - 53 Jakarta, 12190 Tel. : (62-21) 529 91099 Fax. : (62-21) 529 91199	- Provides centralized custodian and settlement of share transactions at IDX - Custodian and settlement services in securities transactions and share distribution in corporate actions.	Rp33,000,000	Since 1995
RATING AGENCY PT Pefindo	Panin Tower - Senayan City, 17th Floor Jl. Asia Afrika Lot. 19 Jakarta 10270 Tel. : (62-21) 7278 2380 Fax. : (62-21) 7278 2370	Provides risk rating on bonds issued by Telkom.	Rp140,250,000	2010, 2011
DEPOSITORY FOR ADS The Bank of New York Mellon Depositary Receipts	101 Barclay Street 22nd Floor West New York, NY 10286 Tel. : (1-212) 815 8162 Fax. : (1-212) 571 3050	Performs custodian services for ADS traded at the NYSE and LSE.	US$95,286	Since 1995

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ADDRESSES

Company: PT Telekomunikasi Indonesia, Tbk

No	Office	Address	Telephone	Fax
1	Head Office GKP Telkom www.telkom.co.id	Jl. Japati No. 1 Bandung 40133	(62-22) 452 7101	(62-22) 424 0313
2	Corporate Communication & Affairs corporate_comm@telkom.co.id	Grha Citra Caraka, 1st Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	(62-21) 529 22007	(62-21) 520 3322
3	Investor Relation investor@telkom.co.id	Grha Citra Caraka, 5th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	(62-21) 521 5109	(62-21) 522 0500
4	Infratel Division	Grha Citra Caraka, M Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	(62-21) 522 1400 (62-21) 522 1500	(62-21) 522 9600
5	Access Division	Grha Citra Caraka, 7th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	(62–21) 5290 3482	(62–21) 522 1300
6	Maintenance Service Center	GKP Telkom, 4th Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 4129	(62-22) 452 4125
7	Information System Center	GKP Telkom, 4th Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 4228	(62-22) 720 1890
8	Wireless Broadband Division	Grha Flexi, 2nd Floor Jl. Kebon Sirih No. 36 Jakarta 10110	(62-21) 344 7070	(62-21) 344 0707
9	Broadband Division	Grha Citra Caraka, 7th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	(62–21) 5290 3482	(62–21) 522 1300
10	Solution Convergence Division www.c4.telkom.co.id c4@telkom.co.id	Multimedia Tower, 15th Floor Jl. Kebon Sirih No. 12 Jakarta 10110	(62-21) 386 0500	(62-21) 386 6267
11	Innovation & Design Center	Jl. Gegerkalong Hilir No. 47 Bandung 40152	(62-22) 457 1050 (62-22) 457 1051	(62-22) 201 4669 (62-22) 201 3505
12	Western Consumer Service Division	Grha Citra Caraka, 10th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	(62-21) 521 5100	(62-21) 520 2733
13	Eastern Consumer Service Division	Jl. Ketintang No. 156 Surabaya 60231	(62-31) 828 6000	(62-31) 828 6080
14	Enterprise Services Division	Chase Plaza, 22nd Floor Jl. Jend. Sudirman Kav. 21 Jakarta 12910	(62-21) 386 6600	(62-21) 386 8400
15	Business Service Division	Jl. Letjen S. Parman Kav. 8, 2nd Floor Jakarta 11440	(62-21) 565 8500	(62-21) 565 2800
16	Wholesale Services Division	Grha Citra Caraka, 8th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	(62-21) 5291 7007	(62-21) 5289 2080
17	Human Capital Center	GKP Telkom, 5th Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 5428	(62-22) 720 6986
18	Telkom CorpU Center	Jl. Gegerkalong Hilir No. 47 Bandung 40152	(62-22) 201 4508 (62-22) 201 4441	(62-22) 201 4429
19	Management Consulting Center	Jl. Cisanggarung No. 2 Bandung 40115	(62-22) 452 1620	(62-22) 452 1549
20	Assessment Service Center	Jl. Hegarmana No. 71 Bandung 40141	(62-22) 203 9255 (62-22) 203 5269	(62-22) 203 9231
21	Community Development Center	GKP Telkom, 8th Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 8219	(62-22) 452 8206
22	Supply Center	GKP Telkom, 6th Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 6327	(62-22) 720 6583
23	Finance, Billing & Collection Center	GKP Telkom, 3rd Floor Jl. Japati No. 1 Bandung 40133	(62-22) 452 3371	(62-22) 452 3377

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Direct Subsidiaries

No	Companies	Address	Telephone	Fax
1	PT Telekomunikasi Selular www.telkomsel.com	Wisma Mulia Mezzanine, 19th Floor Jl. Jend. Gatot Subroto Kav. 42 Jakarta 12710	(62-21) 524 0811	(62-21) 529 06122
2	PT Indonusa Telemedia www.telkomvision.com	TelkomVision Building, 3rd Floor Jl. Prof. Dr. Supomo No. 139 Tebet, Jakarta 12810	(62-21) 829 8800	(62-21) 831 7400
3	PT Graha Sarana Duta www.telkomproperty.co.id	Telkom Property Tower Annex Building Jl. Kebon Sirih No. 10-12 Jakarta 10110	(62-21) 380 0868	(62-21) 3483 0653
4	PT Telekomunikasi Indonesia International www.telin.co.id	Jamsostek Tower North Tower, 24th Floor Jl. Jend. Gatot Subroto Kav. 38 Jakarta 12710	(62-21) 2995 2300	(62-21) 5296 2358
5	PT Multimedia Nusantara www.metra.co.id	The East Tower, 37th Floor Jl. Dr. Ide Anak Agung Gede Agung Kav. E3.2 No. 1 Jakarta 12950	(62-21) 521 0123	(62-21) 521 0124
6	PT Dayamitra Telekomunikasi www.mitratel.co.id	Grha Pratama Building, 5th Floor Jl. M.T. Haryono Kav. 15 Jakarta 12810	(62-21) 8370 9592 (62-21) 8370 9593	(62-21) 8370 9591
7	PT Pramindo Ikat Nusantara www.pramindo.com	Plaza Kuningan Annex Building, 7th Floor Jl. HR. Rasuna Said Kav. C11-C14 Jakarta Selatan 12940	(62-21) 520 2560	(62-21) 5292 0156
8	PT Napsindo Primatel International	Elektrindo Building, 6th Floor Jl. Prof. Dr. Supomo No. 139 Tebet, Jakarta Selatan	(62-21) 520 9202	(62-21) 520 9305
9	PT Telkom Akses	Telkom Building, 7th Floor Jl. S. Parman Kav. 8 Jakarta Barat 11440	(62-21) 2933 7000	(62-21) 2933 6000

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Indirect Subsidiaries

No	Companies	Address	Telephone	Fax
1	PT Infomedia Nusantara www.infomedianusantara.co.id	Jl. RS. Fatmawati Kav. 77-81 Jakarta 12150	(62-21) 720 1221	(62-21) 720 1226
2	PT Finnet Indonesia www.finnet-indonesia.com	Bidakara Tower, 12th & 21st Floor Jl. Jend. Gatot Subroto Kav. 71-73 Jakarta 12870	(62-21) 829 9999	(62-21) 828 1999
3	PT Sigma Citra Caraka www.telkomsigma.co.id	DEA I Tower, 8th Floor Kawasan Mega Kuningan Jl. Mega Kuningan Barat IX Kav. E43 No. 1 Jakarta 12950	(62-21) 576 2150	(62-21) 576 2155
4	Aria West International Finance B.V.	Equity Trust Co. Nv. Strawinskylaan 3105 Atrium, 7th Floor, 1077 ZX Amsterdam, The Netherlands	(31-20) 406 44 65	(31-20) 642 76 75
5	PT Administrasi Medika www.admedika.co.id	Telkom STO Gambir C Building, 3rd, 4th & 5th Floor Jl. Medan Merdeka Selatan No. 12 Jakarta 10110	(62-21) 3483 1100	(62-21) 3483 5489
6	Telekomunikasi Indonesia International Pte. Ltd. www.telin.sg	1 Maritime Square #09-63 Harbour Front Center Singapore 099253	(65) 6278 8189	(65) 6273 1169
7	PT Metra Plasa	Mulia Business Park, Building J Jl. Letjen MT Haryono Kav. 58 – 60 Pancoran, Jakarta 12780	(62-21) 7918 7250	(62-21) 7918 7252
8	PT Telkom Landmark Tower	Grha Citra Caraka, 6th Floor Jl. Jend. Gatot Subroto Kav. 52 Jakarta 12710	(62-21) 521 5565	(62-21) 521 5576
9	Telekomunikasi Indonesia International Ltd. www.telin.hk	Unit 05 9/FL, Ocean Center No. 5 Canton Road, Tsimshatsui Kowloon, Hong Kong	(852) 3102 3309	(852) 3102 3306
10	PT Metra-Net www.metranet.co.id	Mulia Business Park, Building J Jl. Letjen MT Haryono Kav. 58 – 60 Pancoran, Jakarta 12780	(62-21) 7918 7250	(62-21) 7918 7252
11	Telekomunikasi Indonesia International S.A www.telkomcel.tl	Timor Plasa Avenida Presidente Nicolau Labato Dili, Timor Leste	(670) 7408 0002	(670) 7408 0002

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Associated Companies

No	Companies	Address	Telephone	Fax
1	PT Citra Sari Makmur www.csmcom.com	Chase Plaza, 16th Floor Jl. Jend. Sudirman Kav. 21 Jakarta 12910	(62-21) 520 8311 (62-21) 570 0194	(62-21) 570 4656
2	PT Pasifik Satelit Nusantara www.psn.co.id	Kantor Taman Building A9 Unit C3 - C4 Jl. Mega Kuningan Raya Lot 8/9 No. 9 Kawasan Mega Kuningan Jakarta 12950	(62-21) 576 2292	(62-21) 576 2290
3	PT Patra Telekomunikasi Indonesia www.patrakom.co.id	Jl. Pringgodani 2 No. 33 Alternatif Cibubur Depok 16954	(62-21) 845 4040	(62-21) 845 7610
4	Scicom Bhd www.scicom-intl.com	TA One Tower, 25th Floor Jl. P. Ramlee No. 22 Kuala Lumpur, Malaysia 50250	(60-3) 2162 1088	(60-3) 2164 9820
5	PT Integrasi Logistik Cipta Solusi www.ilcs.co.id	Telkom North Jakarta Plaza, 4th Floor Jl. Yos Sudarso Kav. 23-23 Jakarta Utara	(62-21) 4393 2555	(62-21) 4393 6555

Joint Venture

No	Companies	Address	Telephone	Fax
1	PT Melon Indonesia www.melon.co.id	Telkom DCS 1 Building, 7th Floor Jl. Sisingamangaraja Kav. 4 – 6 Kebayoran Baru, Jakarta Selatan 12110	(62-21) 7280 0044	(62-21) 724 4390

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ADDITIONAL INFORMATION (FOR ADR SHAREHOLDERS)

SUMMARY OF SIGNIFICANT DIFFERENCES OF CORPORATE GOVERNANCE PRACTICES BETWEEN INDONESIA AND UNITED STATES

The following is a summary of significant differences of corporate governance practices between Indonesia and United States

a.       Overview of Indonesian Law

Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for corporate governance practices for public companies are embodied in the following regulations: Law No.40/2007 on Limited Liability Companies (“Indonesian Company Law”); Law No.8/1995 on Capital Markets (“Capital Markets Law”); Law No.19/2003 on State-Owned Enterprises; Regulation of the Minister of State-Owned Enterprises No.PER-09/MBU/2012 on Amendment of Regulation of the Minister of State-Owned Enterprises No.PER-01/MBU/2011 on the Implementation of Good Corporate Governance to State-Owned Enterprises; regulation  of OJK  (“OJK Regulations”) and the rules issued by the IDX. In addition to the above, the articles of association of public companies incorporate provisions directing the implementation of corporate governance practices.

On November 30, 2004, the National Committee on Governance (“NCG”) was established pursuant to the Decree of the Coordinating Minister for Economic Affairs No.KEP.49/M.EKONOM/1/2004, which was formed to revitalize the former National Committee on Good Corporate Governance established in 1999. The NCG aimed at enhancing comprehension and implementation of good corporate governance in Indonesia and advises the Government on governance issues, both in public and corporate sectors.

The NCG formulated the Code of Good Corporate Governance 2006 (“Code”) which recommended setting more stringent corporate governance standards for Indonesian companies. Although the NCG recommended that the Code be adopted by the Government as a basis for legal reform, as of the date of this Annual Report, the Government has not enacted regulations that fully implement the provisions of the Code.

b.       Composition of Independent Board of Directors and Board of Commissioners

The NYSE listing standards provide that the Board of Directors of a US listed company must consist of a majority of Independent Directors and that certain committees must consist solely of Independent Directors.

Unlike companies incorporated in the US, the management of an Indonesian company consists of two organs of equal stature, the Board of Commissioners and the Board of Directors. Generally, the Board of Directors is responsible for the day-to-day business activities of the company and is authorized to act for and on behalf of the company, while the Board of Commissioners has the authority and responsibility to supervise the Board of Directors and is statutorily mandated to provide advice to the Board of Directors by Indonesian Company Law.

With regard to the Board of Commissioners, the Indonesian Company Law requires Board of Commissioners of a public company to have at least two members. Although the Indonesian Company Law is silent as to the composition of the Board of Commissioners,  Listing Regulation No.I-A in KEP.305/BEJ/07-2004 issued by the IDX (“IDX Regulation I-A”) states that at least 30% of the members of the Board of Commissioners of a public company (such as our Company) must be independent.

The Indonesian Company Law states that the Board of Directors must have at least two members, each of whom must meet the minimum qualification requirements set forth in the Indonesian Company Law. In addition, based on IDX Regulation I-A, the Board of Directors of the listed company must consist of at least one unaffiliated director.

c.        Committees

NYSE listing standards require that a US listed company must have an Audit Committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of Independent Directors and must have a written charter that addresses certain matters specified in the listing standards.

The Indonesian Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, OJK Rule No.IX.1.5 and the IDX Regulation I-A require the Board of Commissioners of an IDX-listed company to establish an Audit Committee, which must consist of at least three members, one of whom must be an Independent Commissioner and serve as chair of the Audit Committee, while the other two members must be independent parties of whom at least one such party must have accounting and/or finance expertise.

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Our Audit Committee has six members, two Independent Commissioners, one Commissioner and three external independent members who are not affiliated with our Company.

The NYSE listing standards as required by Rule 10A-3(c)(3) of the Exchange Act require foreign private issuers whose shares are listed on the NYSE to have an Audit Committee comprised of Independent Directors. However, such foreign private issuers may be exempted from the independence requirement if (i) the home country government or stock exchange requires the company to have an Audit Committee; (ii) the Audit Committee is separate from the Board of Directors and includes non-board members as in our case, members from the Board of Commissioners; (iii) the Audit Committee members are not selected by management and no executive officers of the company is a member of the Audit Committee; (iv) the home country government or stock exchange requires the Audit Committee to be independent of the company’s management and (v) the Audit Committee is responsible for appointment, retention and oversight the work of the external auditor. We avail ourselves of this exemption and document this on written affirmation submitted to NYSE.

Not all members of our Audit Committee are Independent Directors as required by Rule 10A-3 of the Exchange Act. We rely on the general exemption pursuant to Rule 10A-3(c)(3) regarding the composition of the Audit Committee. We believe that our reliance on this exemption does not materially and adversely affect the ability of the Audit Committee to act independently.

d.       Disclosure Regarding Corporate Governance

The NYSE listing standards require US listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a US listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in Annual Report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE listing standards. However, the Capital Markets Law generally requires Indonesian public companies to disclose certain types of information to shareholders and to OJK, particularly information relating to changes in the public company’s shareholdings and material facts that may affect the decision of shareholders to maintain their share ownership in such public company.

e.        Code of Business Conduct and Ethics

NYSE listing standards require each US listed company to adopt, and post on its website, a code of business conduct and ethics for its Directors, officers and employees. There is no similar requirement under Indonesian law. However, companies that are required to file or furnish reports to the SEC must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFAS AND IFRS

See Note 49 to the Consolidated Financial Statements.

ARTICLES OF ASSOCIATION

Our Articles of Association are registered in accordance with the Limited Liability Company Law No.1 of  1995, and approved by Ministerial Decree No.C2-7468.HT.01.04.TH.97 of  1997. Pursuant to the issuance of the Company Law No.40 of  2007 which revoked Limited Liability Companies Law No.1 of  1995, we amended our Articles of Association which was approved by the Minister of Law and Human Rights of the Republic of Indonesia pursuant to Decree of the Minister of Justice and Human Rights No.AHU.46312.AH.01.02 of  2008 dated July 31, 2008 and registered in State Gazette of the Republic of Indonesia No.84 dated October 17, 2008, Supplement to State Gazette No. 20155.

The Articles of Association were most recently amended for our flexibility to carry out business activities, the minimum requirement for GMS notification and invitation according to capital market laws and regulations, and editorial changes, pursuant to AGMS notarial deed No.30 dated June 7, 2012 made before Notary Ashoya Ratam, S.H., MKn. Notice of the amendment of articles was accepted by the Minister of Law and Human Rights of the Republic of Indonesia through Letter No.AHU-AH.01.10-34558 on September 24, 2012.

RELATIONSHIP WITH THE GOVERNMENT AND GOVERNMENT AGENCIES

Our relationship with the Government is multi-faceted. The Government is our majority and controlling shareholder. It is also our regulator as it adopts, administers and enforces relevant laws that regulate telecommunications sector, sets tariffs and issues licenses. It is also one of our customers and one of our lenders.

As used in this section, the term “Government” includes the Government of Indonesia and its ministries, directly-owned government departments and agencies, but excludes SOEs.

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The Government as Shareholder

The Government is our majority and controlling shareholder and owned  53.9% of our common stock. Its ownership of the Series A Dwiwarna share gives it special voting and veto rights. Under relevant laws, the “ownership” of our common stock and the single outstanding Series A Dwiwarna share is vested in the Ministry of Finance (“MoF”). In turn, and under the authority of the MoF, the Minister of State-Owned Enterprise (“MSOE”) exercises the rights vested in these securities as our “controlling shareholder.”

As our majority shareholder and controlling shareholder, the Government has an interest in our performance, both in terms of the service we provide to the nation and our ability to operate on a commercial basis. The material rights and restrictions that apply to our common stock also apply to the Series A Dwiwarna share, except that the Government may not transfer the Series A Dwiwarna share, and has right of veto with regard to: (i) the nomination, appointment and removal of our Directors; (ii) the nomination, appointment and removal of our Commissioners; (iii) the issuance of new shares and (iv) any amendments to our Articles of Association, including with respect to actions to merge or dissolve our Company, increase or reduce our authorized capital, or reduce our subscribed capital.

The Government as Regulator

The Government regulates the telecommunications sector through the MoCI. The MoCI has the authority to issue regulations that implement laws, which are typically broad in scope. Through such decrees the MoCI defines the structure of the industry, determines tariff formulas, establishes our USO, and otherwise controls many factors that could influence our competitive position, operations and financial position. Through the DGPT, the MoCI regulates the allocation of frequencies and sets numbers for fixed telephone lines.

We are required to obtain a license from the DGPT for each type of service offered, including for the frequencies we use (as allocated by the MoCI). We and other operators are required to pay frequency usage fees. Telkomsel also holds licenses issued by the MoCI (some of which were previously issued by the Minister of Communications) for the provision of cellular services, and from the Indonesian Investment Coordinating Board in relation to Telkomsel’s investments for the development of cellular phone services with national coverage, including the expansion of network coverage. The Government, through the MoCI as regulator, has the authority to issue new licenses for the establishment of new joint ventures and other new arrangements, particularly in telecommunications.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the “sub-loan borrowings”). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2012, we had a total of Rp1,987 billion (US$206 million) in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2012, 71.1% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 28.9% denominated in Rupiah. In 2012, the annual interest rates charged 6.79% on loans repayable in Rupiah, 4.0% on those denominated in US Dollar and 3.1% for those denominated in Japanese Yen.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2012, the amount of revenues from Government departments and agencies was Rp237 billion, which was approximately 0.31% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential”, which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls.

It is our policy not to enter into any transactions with affiliates unless the terms are no less favorable to us than they would be with a third party. The MSOE has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms were consistent with our policy as referred to above.

Pursuant to OJK regulations, any transaction where there is an inherent conflict of interest with another IDX-listed company must be approved by majority of the holders of our common stock who do not have a conflict of interest in the proposed transaction, unless such conflict of interest existed before listing and was fully disclosed in the offering documents.

CAPITAL MARKET TRADING MECHANISM AND TELKOM ADS

Our common stock is listed and traded on the IDX. Our shares are also listed and traded on the NYSE and the LSE as ADSs, where one ADS represents 40 shares of common stock. Our shares are also Publicly Offered Without Listing (“POWL”) in Japan.

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The Indonesian Stock Market

Indonesia’s stock market, known as the IDX, grew out of the December 1, 2007, as merger of two stock exchanges operating in two different locations in Indonesia, the Jakarta Stock Exchange in the capital and the Surabaya Stock Exchange in East Java.

As at December 28, 2012, the IDX had  459 issuers for equity and 116  active brokerage houses. In  2012, the IDX recorded a trading volume of 117.87 billion shares. As at December 28, 2012, the total market capitalization was valued at Rp4,126.99 trillion (US$428 billion).

Trading on the IDX runs from Monday to Thursday, with daily trading divided into two sessions on both the regular market and the negotiated market. The morning session runs from 09.30 to 12.00, while the afternoon session runs from 13.30 to 16.00. The Friday trading sessions run from 09.30 to 11.30 and 14.00 to 16.00. There is only one daily trading session for the cash market: 09.30 to 12.00 from Monday to Thursday, and 09.30 to 11.30 on Fridays. In addition there are also pre-opening session which took place from Monday to Friday 9.10.00 to 9.29.59 for the regular market.

Trading is divided into three segments: the regular market, negotiated market and the cash market (except for rights issues, which can only be traded on the cash market and the negotiated market for the first session). The regular market is the mechanism for trading stock in standard lots on a continuous auction basis during exchange hours. Trading on the regular and cash markets is typically carried out in lots of 500 shares apiece.

Trading on the negotiated market is conducted through direct negotiation between (i) IDX members, (ii) clients through one IDX member, (iii) a client and an IDX member, or (iv) an IDX member and the PT Kliring Penjaminan Efek Indonesia  (“KPEI”).

Transactions on the IDX regular market must be settled no later than the third trading day after the transaction. Transactions on the negotiated market are settled on the basis of the agreement between the selling exchange members and the buying exchange members, on a transaction by transaction basis. Transactions on the IDX cash market must be settled on the day of the transaction and reported to the IDX. If an exchange member defaults on the settlement of a transaction, the securities can be traded by direct negotiation on cash and carry terms. Each exchange member is required to pay a transaction fee as stipulated by the IDX. Any delay in payment of the transaction fee is subject to a fine of 1.0% of the outstanding amount for each day of delay. The IDX may impose sanctions on its members for any violation of exchange rules, which may include fines, written warnings, suspension or revocation of licenses.

When conducting share transactions on the IDX, each exchange member is required to pay a transaction cost of 0.018% of the transaction value (for transactions on the regular market and cash market). For the negotiated market, a transaction cost depended on exchange policy. A minimum monthly transaction fee of Rp20 million is applied as a contribution for the provision of exchange facilities and continues in effect for members who are suspended or Exchange Member Approval (“SPAB”) revoked.

Trading on the NYSE and LSE

Bank of New York Mellon (previously “The Bank of New York”) serves as the “Depositary” for our ADSs which are traded on the NYSE and LSE.

Investors pay a depositary fee directly or through a broker acting on their behalf for the delivery or surrender of ADSs for the purpose of withdrawal. The Depositary also collects fees for making distributions to investors by deducting the fee from the amount distributed or by selling a portion of the distributable property to pay the fee. The Depositary may collect its annual fee for depositary services by making a deduction from the cash distributions or by directly billing investors or by charging the book-entry system accounts of the parties acting on their behalf. The Depositary may refuse to provide fee-generating services until its bills for such services are paid.

TAXATION

The following summary contains a description of the principal Indonesian and US federal tax consequences of the purchase, ownership and disposition of ADSs or shares of common stock. This summary does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADSs or shares of common stock.

Investors should consult their tax advisors about the Indonesian and US Federal, state and local tax consequences to them of the purchase, ownership and disposition of ADSs or shares of common stock.

a.       Indonesian Taxation

The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of common stock or ADSs to a non-resident individual or non-resident entity that holds common stock or ADSs (a “Non-Indonesian Holder”) which is a non-resident tax payer.

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1.       Dividends

Dividends declared by us  out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is able to comply with the applicable strict requirements. Under the US-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.

2.       Capital Gains

The sale or transfer of common stock through the IDX is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The holding of founder shares or the sale or transfer of founder shares through an IDX may, under current Indonesian tax regulations, be subject to additional 0.5% final income tax.

Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include common stock not listed on an IDX or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. In 1999, the Ministry of Finance issued a decision that stipulates the estimated net income for the sale of shares received by a non-resident taxpayer in a non-public company to be 25% of the sale price, resulting in an effective withholding tax rate of 5% of the sales price. This is a final withholding tax and the obligation to pay lies with the buyer (if it is an Indonesian taxpayer) or our Company (if the buyer is a non-resident taxpayer).

In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to withhold tax on payment of the purchase price for common stock or ADSs through the IDX, theoretically, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the US-Indonesia double taxation treaty).

3.       Stamp Duty

Stock transactions in Indonesia are subject to stamp duty. Pursuant to Government Regulation No.24/2000 on the amendment and the amount of stamp duty rates Imposing Limits Imposed Price Nominal stamp duty, a transaction of up to Rp1,000,000 needs a stamp duty of Rp3,000, while any transaction of more than Rp1,000,000 needs a stamp duty of Rp6,000.

b.       Considerations Regarding Certain U.S. Federal Income Tax

The following is a summary of certain US federal income tax considerations relating to the acquisition ownership and disposition of ADSs or common stock by US Holders that hold their ADSs or common stock as “capital assets” (generally, property held for investment) under section 1221 of the US Internal Revenue Code (the “Tax Code”). This summary is based upon existing US federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.

1.       Threshold Passive Foreign Investment Company (“PFIC”) Classification Matters

A non-US corporation, such as our Company, will be treated as a PFIC, for US federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Based on our 2012 income and assets, we do not believe that we should be classified as a PFIC for 2012. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or common stock” is written on the basis that we will not be classified as a PFIC for US federal income tax purposes.

2.       Dividends

Any cash distributions paid by us out of earnings and profits, as determined under US federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a US Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum US federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. Note that as from January 1, 2011, dividends from a qualified foreign corporation are treated as ordinary income with a maximum tax rate of 39.6% for non-corporate recipients of dividends received after the end of 2010.

3.       Sale or Other Disposition of ADSs or Common Stock

A US holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common stock in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common stock. Any capital gain or loss will be long-term if the ADSs or Common Stock have been held for more than one year and will generally be US source gain or loss for US foreign tax credit purposes.

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4.       PFIC Considerations

If we were to be classified as a PFIC in any taxable year, a US Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of US federal income tax that a US Holder could derive from investing in a non-US company that does not distribute all of its earnings on a current basis. In such event, a US Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or common stock and (ii) any “excess distribution” paid on ADSs or common stock (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a US Holder will be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on Company dividends would not apply if we become classified as a PFIC.

5.       Backup Withholding Tax and Information Reporting Requirements

US backup withholding tax and information reporting requirements generally apply to certain payments to certain non corporate holders of stock. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or common stock within the US or by a US payor or US middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 25% for years through 2012.

The backup withholding tax is not an additional tax and may be credited against a US holder’s regular US federal income tax liability or, if in excess of such liability, refunded by the Internal Revenue Service (“IRS”) if a timely refund claim is filed with the IRS.

RESEARCH AND DEVELOPMENT

We routinely make investments in order to improve products and services. The investment amount reached around Rp8 billion, Rp13 billion and Rp13 billion (US$1 million), respectively, in 2010, 2011 and 2012. In 2012, investments were made related to research and development programs in support of the implementation of Mobile Broadband, Home Network, Device, Machine to Machine and Cloud Computing, in aspects of business, service and product, as well as in telecommunication network infrastructure.

LEGAL BASIS AND REGULATION

The framework for the telecommunications industry is comprised of specific laws, government regulations, ministerial regulations and ministerial decrees enacted and issued from time to time. The current telecommunications policy was first formulated and articulated in the Government’s “Blueprint of the Indonesian Government’s Policy on Telecommunications”, contained in MoC Decree No.KM.72/1999 dated September 17, 1999.

A.      Telecommunications Law

The telecommunications sector is primarily governed by Law No.36 of 1999 (“Telecommunications Law”), which became effective on September 8, 2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition.

The Telecommunications Law eliminated the concept of “organizing entities” thereby ending our and Indosat’s responsibility for coordinating domestic and international telecommunications services, respectively. To enhance competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators.

The Telecommunications Law was  implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. The most important of such regulations include:

-          Government Regulation No.52/2000 regarding Telecommunications Services;

-          MoCI Regulation No.1/PER/M.KOMINFO/01/2010 dated January 25, 2010 regarding Operation of Telecommunications Networks;

-          MoC  Decree No.KM.21/2001 regarding the Provision of Telecommunications Services that was most recently amended by  MoCI Regulation No.31/PER/M.KOMINFO/09/2008 regarding the Third Amendment of Decree of the Minister of Communication No.KM.21/2001 regarding the Provision of Telecommunications Services;

-          MoC Decree No.33/2004 regarding Supervision of Healthy Competition in the Provision of Fixed Network and Basic Telephony Services;  and

-          MoC Decree No.KM.4/2001 dated January 16, 2001 regarding the Determination of Fundamental Technical Plan National 2000 for National Telecommunications Development most recently amended by MoCI Regulation No.09/PER/M.KOMINFO/06/2010 dated June 9, 2010 regarding the sixth amendment of MoC Decree No.KM.4/2001 regarding the Determination of Fundamental Technical Plan National 2000 for National Telecommunications Development.

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B.      Telecommunications Regulators

In February 2005, the authority to regulate the telecommunications industry was transferred from the MoC to a newly-established Ministry, the MoCI. Pursuant to authorities assigned to him through Telecommunication Law, the Minister of Communication and Information  sets policies, regulates, supervises and controls telecommunications industry in Indonesia. On October 28, 2010, MoCI engaged in certain organizational and administrative reforms that included transferring licensing and regulatory authority to two newly established general directorates, the Directorate General of Posts and Informatics Resources and Equipment (“DGRE”) and Directorate General of Post and Informatics Operations (“DGPIO”) pursuant to MoCI Regulation No.17/PER/M.KOMINFO/10/2010 regarding the Organization and Administration of Ministry of Communication and Information.

Following the reforms, certain  adjustments were made through MoCI Regulation No.15/PER/M.KOMINFO/06/2011 dated June 20, 2011 regarding title adjustments in a number of Decrees and/or MoCI regulations that regulate Special Materials in Post and Telecommunications and/or in Decrees of the Director General of Posts and Telecommunications ("DGPT"), which transfer all substances related to the postal  and telecommunications sectors  to the DGPIO including licensing, numbering, interconnection, universal service obligation and business competition. Meanwhile, matters related to radio frequency spectrum and standardization of telecommunications equipments  were transferred to the DGRE.

Following the enactment of the Telecommunications Law, the MoC established an independent regulatory body as stipulated in MoC Decree No.KM.31/2003 dated July 11, 2003 regarding the Establishment of the ITRA which was later revoked by  MoC Regulation No.KM.36/PER/M.KOMINFO/10/2008 dated October 31, 2008 and  amended by  MoCI Regulation No.1/PER/M.KOMINFO/02/2011 dated February 7, 2011 (“MoCI Regulation No.36/2008”).

Pursuant to MoCI Regulation No.36/2008, the ITRA was  assigned the authority to regulate the Indonesian telecommunication industry, including the provision of telecommunication networks and services. The ITRA which is chaired by DGPIO and comprises of nine members, including six members of the public, and three members selected from Government institutions (Director of DGRE and Director of DGPIO and a  government representative appointed by the Minister of Communication and Information).

C.      Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized  telecommunication services into following three categories: (1) provision of telecommunication networks; (2) provision  of telecommunication services; and (3) provision  of special telecommunications services.

Licenses issued by MoCI are required for each category of telecommunications services. MoCI Regulation No.1/2010 and MoC Decree No.KM.21/2001 dated May 31, 2001 regarding the Operation of Telecommunications Services, as amended by  MoCI Regulation No.31/PER/M.KOMINFO/09/2008 dated September 9, 2008,  are the principal implementing regulations governing licensing.

MoCI Regulation No.1/2010 classified  network operations into fixed and mobile networks. MoC Decree No.KM.21/2001 categorized  the provision of services into basic telephony services, value-added telephony services, and multimedia services.

D.      Introduction of Competition in the Indonesian Telecommunications Industry

In 1995, we were granted a monopoly to provide local fixed line telecommunications services until December 31, 2010, and DLD services until December 31, 2005. Indosat and Satelindo (which subsequently merged with Indosat) were granted a duopoly for provision of basic international telecommunications services until 2004.

As a consequence of the Telecommunications Law, the Government terminated our exclusive rights to provide domestic fixed line telephone and DLD services and Indosat’s and Satelindo’s duopoly rights to provide basic international telephone services. Instead, the Government adopted a duopoly policy to create competition between Indosat and us as comprehensive service and network providers.

E.       DLD Services

To liberalize DLD services, the Government amended the National Telecommunications Technical Plan pursuant to MoCI Decree No.6/P/M.KOMINFO/5/2005 dated May 17, 2005 (“MoCI Decree No.6/2005”) to assign each provider of DLD services a three-digit access code that would permit their customers to select an alternative DLD services provider by dialing the three-digit access number. MoCI Decree No.6/2005 did not provide for immediate implementation of the three-digit system for DLD calls, but as the first DLD service provider, we were required to gradually open our network to the three-digit access codes in all coded areas throughout Indonesia by April 1, 2010. We were assigned the “017” DLD access code, while Indosat was assigned “011”. The MoCI thereafter amended the National Telecommunications Plan as provided in MoCI Decree No.43/P/M.KOMINFO/12/2007 dated December 3, 2007, (“MoCI Decree No.43/2007”), which delayed the deadline for the implementation of three digit access code for DLD calls throughout all the area code in Indonesia until September 27, 2011.

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Pursuant to MoCI Decree No.43/2007, we opened our network to the “01X” three-digit DLD access service in Balikpapan by April 3, 2008. Since that  date, our customers are able to make DLD calls from Balikpapan by first dialing Indosat’s “011”. As stipulated in MoCI Regulation No.43/2007, we have provided a nation-wide network for three-digit access code for fixed and fixed wireless DLD with “01X” that can be used by Indosat or  other licensed operator starting September 27, 2011. To date, no other licensed operators have submitted a request to us to connect their networks and enable DLD access.

F.       IDD Services

We received our IDD license in May 2004 and began offering IDD fixed line services to customers in June 2004 using the “007” IDD access code. The Indosat IDD access code is “001”. On December 2005, interconnection agreement with Indosat enables Indosat’s network customers to access our IDD services by dialing “007” and our network customers to access Indosat’s IDD services by dialing “001”.

G.      Limited Mobility Wireless Services

MoC Decree No.KM.35/2004 dated March 11, 2004 regarding Implementation of Fixed Wireless Networks with Limited Mobility (“MoC Decree No.KM.35/2004”), as amended by MoCI Decree No.16/PER/M.KOMINFO/06/2011 dated June 27, 2011,  provides that only local fixed network operators holding licenses issued by the MoC may offer limited mobility wireless (or fixed wireless) access services. In addition, MoC Decree No.35/2004 states that each limited mobility wireless access operator must provide basic telephone services. Indosat, Bakrie Telecom and Mobile-8 also hold limited mobility wireless operating licenses.

H.      Cellular

Cellular telephone service is provided in Indonesia on the 1.8 GHz, 2.1 GHz and 900 MHz radio frequency spectrums, although mobile services on 900 MHz frequency band is currently provided only by Indosat which obtained a license on August 31, 2012. The MoCI regulates the use of the radio frequency spectrum. Telkomsel obtained frequency allocation for cellular services frequency bands 1.8 GHz and 2.1 GHz. Unlike the 1.8 GHz, the 2.1 GHz frequency band is allocated through a selection process and regulated by:

-          MoCI Decree No.03/KEP/M.KOMINFO/01/2006 dated January 9, 2006 regarding Business Opportunity in Operation of Third Generation Mobile Cellular Network that has national coverage;

-          MoCI Regulation No.01/PER/M.KOMINFO/1/2006 dated January 13, 2006 regarding the Operation of 2.1 GHz radio frequency band for IMT-2000 mobile network;

-          MoCI Regulation No.02/PER/M.KOMINFO/1/2006, dated January 13, 2006 regarding Selection of Operators of IMT-2000 at 2.1 GHz Radio Frequency Band;

-          MoCI Regulation No.04/PER/M.KOMINFO/1/2006 dated January 30, 2006 regarding the Auction Procedure of 2.1 GHz Radio Frequency Band for IMT-2000 Mobile Cellular Network Operation;

-          MoCI Regulation No.07/PER/M.KOMINFO/2/2006 dated February 8, 2006 regarding the Use of 2.1 GHz Radio Frequency Band for Mobile Cellular Network; and

-          MoCI Decree No.07/KEP/M.KOMINFO/01/2006 regarding the Determination of Auction Document Number for IMT-2000 Operator Selection at 2.1 GHz Radio Frequency Band.

I.        Interconnection

The Telecommunications Law expressly prohibits monopolistic and unfair business practices and requires network providers to allow users to access other users or obtain services from other networks by paying interconnection fees agreed upon by each network operator. Government Regulation No.52/2000 dated July 11, 2000 regarding Telecommunications Operations provides that interconnection charges between two or more network operators must be transparent, mutually agreed upon and fair.

On February 8, 2006, the MoCI issued Regulation No.8/PER/M.KOMINFO/02/2006 on Interconnection (“MoCI Regulation No.8/2006”), mandated a cost-based interconnection tariff scheme for all network and services operators replacing the previous revenue-sharing scheme. Under the new scheme, interconnection charges are determined by the network operator on which a call terminates based on a long-run incremental cost formula.

MoCI Regulation No.8/2006 requires operators to submit to the ITRA annual RIO proposals containing proposed interconnection tariffs for the coming year. Operators are required to use the cost-based methodology in preparing RIO proposals, and the ITRA and MoCI are required to use the same methodology in evaluating the RIO proposals and approving interconnection tariffs.

Pursuant to MoCI Regulation No.8/2006 and ITRA Letter No.246/BRTI/VIII/2007 dated August 6, 2007, we submitted a RIO proposal to the ITRA in October 2007, which covered adjustments for operational, configuration, technical and service offerings. In December 2007, we and all other network operators signed new interconnection agreements that superseded previous interconnection agreements between us and other network operators which also amended all interconnection agreements signed in December 2006.

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On February 5, 2008, the ITRA required that we and other operators begin implementing the cost-based interconnection tariff regime. On April 11, 2008, pursuant to DGPT Decree No.205/2008, the ITRA and the MoCI approved RIO proposals from all operators to replace previous interconnection agreements. The RIO approved in 2008 was effective until July 29, 2011 when new interconnection charges were implemented as stipulated in ITRA Letter No.227/BRTI/XII/2010 dated December 31, 2010 regarding the Implementation of Interconnection Charges in 2011. This is the result of interconnection charges recalculation conducted in 2010 by MoCI that was agreed on by all operators and outlined in a Memorandum of Understanding. The results of this interconnection charges reform caused a slight decrease in interconnection costs.

On December 12, 2011, the ITRA changed the SMS interconnection fee basis from a “Sender Keep All” basis to a cost basis interconnection fee calculation which required certain amendments to RIOs agreed upon in 2011. MoCI Regulation No.8/2006 stipulates that the RIO of telecommunications network operators generating operating revenue that is equal to or more than 25% of the combined revenues of all telecommunication operators that serve the same respective segment, must obtain ITRA’s approval, necessitating changes in our and Telkomsel’s RIOs which were approved on June 20, 2012. Until this report is published, no recalculation of interconnection fees for 2012 had been done as doing such should have been preceded by an evaluation on interconnection charges in 2011.

J.        VoIP

In January 2007, the Government implemented new interconnection regulations and a five-digit access code system for VoIP services pursuant to MoCI Decree No.06/P/M.KOMINFO/5/2005. Under the Decree, the prefix for VoIP, which was originally 01X, was changed to 010XY. On April 27, 2011, the MoCI issued Regulation No.14/PER/M.KOMINFO/04/2011, which imposed quality control standards in relation to VoIP services, which became effective three months thereafter, to which we and other operators must adhere to.

K.      IPTV

In August 19, 2009, MoCI issued Ministerial Decree No.30/PER/M.KOMINFO/8/2009 regarding the undertaking of IPTV services in Indonesia, in order to address the convergence of telecommunications services with broadcasting and electronic transactions. In July 2010, MoCI replaced this regulation with MoCI Regulation No.11/PER/M.KOMINFO/07/2010 (“MoCI Regulation No.11/2010”) which established the legal basis for the licensing and regulates the provision of IPTV services, including the rights and obligations of IPTV providers, technical standards, foreign ownership requirements and the use of domestic independent content providers.

MoCI Regulation No.11/2010 recognizes IPTV as  a convergence of telecommunications, broadcasting, multimedia and electronic transactions and provides that only a consortium comprising at least two Indonesian entities may be licensed as an IPTV provider. Each  consortium must together hold licenses  as a local fixed network provider, internet services provider and one broadcast services provider. Such  consortium may only provide IPTV services in the area covered by all three required licenses. MoCI Regulation No.11/2010 further requires that IPTV services be delivered through a wire network.

We obtained our  IPTV license through our subsidiary,  PT Indonusa Telemedia,  on April 27, 2011. Our operating license covers Jabodetabek, Bandung, Surabaya, Bali and Semarang.

L.       Satellite

Our international satellite business is highly regulated. In addition to being subject to domestic licensing requirements and regulation for the use of orbital slots and radio, our satellite operations is also regulated by the Radio Communications Bureau of the International Telecommunications Union.

Furthermore, MoCI Regulation No.37/P/M.KOMINFO/12/2006 dated December 6, 2006 requires foreign satellite operators to obtain a landing right license to operate in Indonesia which requires such foreign satellite operators to coordinate with domestic satellite operators, including us, to ensure that no Indonesian satellite and terrestrial systems will be disrupted by their operation.

M.     Consumer Protection

Under the Telecommunications Law, each network provider is required to protect consumer rights in relation to, among others, quality of services, tariffs and compensation. Customers injured or damaged by negligent operations may file claims against negligent providers. Telecommunications consumer protection regulations provide service standards for telecommunication operators.

N.      USO

All telecommunications operators, whether network or service providers, are bound by a USO regulation that requires them to contribute to providing telecommunication facilities and infrastructure in the interest of opening equal access to telecommunications throughout all regions in Indonesia, which is generally done by way of financial contribution. MoCI Regulation No.32/PER/M.KOMINFO/10/2008 dated October 1, 2008 regarding the USO (as amended by MoCI Regulation No.03/PER/M.KOMINFO/02/2010 dated February 1, 2010) (“MoCI Regulation No.32/2008”) provides that USO funds received will be used to fund telephone, SMS and internet access in remote and other areas of Indonesia that have been classified as USO regions where it is not economical to provide these services.

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USO payment requirements are calculated as a percentage of unconsolidated gross revenues less uncollectable receivables from the telecommunication operation (e.g., bad debt expense) and payments received for interconnection expense which belong to other parties beside us and Telkomsel. Pursuant to Government Regulation No.7/2009 dated January 16, 2009 regarding Tariffs for Non-Tax State Revenue that apply to the Ministry of Communication and Information (“GR No.7/2009”), the current USO tariff rate is 1.25% of gross revenue.

O.      Telecommunication Regulatory Charges

On January 16, 2009, the Government issued GR No.7/2009, which sets the types of non-tax state revenues that apply to the MoCI derived from various services, including telecommunications.

On December 13, 2010, the Government issued Government Regulation No.76/2010 amending Government Regulation No.7/2009. Pursuant to GR No.76/2010, we are no longer required to pay right-of-use fees calculated with reference to the BTSs that we deploy in our network, except for BTSs deployed in our backbone, with effect from December 15, 2010. As a result, our right-of-use fees are now calculated based on the bandwidth of the radio frequency spectrum that we use.

In addition to radio frequency spectrum right-of-use fees, Government Regulation No.7/2009 requires all telecommunications operators to pay an annual license fee for telecommunication operation, which is equal to 0.5% of unconsolidated gross revenues, from which uncollectible receivables from telecommunication operation (e.g., bad debt expense) interconnection payable, and/or connections utilized by other parties may be deducted.

Pursuant to Law No.28/2009 regarding Local Taxes and Local Fees, local governments are permitted to impose fees on the sites that we use for telecommunications towers. The fees may not exceed 2% of the site’s assessed tax value. Currently, there are some 525 local (provincial and regency level) governments through out Indonesia that may be authorized to impose these fees. We expect to the number of local juridictions imposing these fees to increase in the future.

P.       Telecommunications Towers

On March 17, 2008, the MoCI issued MoCI Regulation No.02/PER/M.KOMINFO/3/2008 regarding Guidelines on Construction and Utilization of Sharing Telecommunication Towers (“MoCI Regulation No.02/2008”). Under MoCI Regulation No.02/2008, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and locations at which telecommunications towers may be constructed. In addition, telecommunications providers that own telecommunication towers and other tower owners are obligated to allow other telecommunication operators to utilize their telecommunication towers without any discrimination, with due regards to the technical capacity of the respective tower.

Since the operations of telecommunication towers involves a number of relevant Government bodies, on March 30, 2009, a joint regulation is issued in the forms of Minister of Home Affairs Regulation No.18/2009, Minister of Public Works Regulation No.07/PRT/M/2009, MoCI Regulation No.19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No.3/P/2009 regarding Guidelines for the Construction and Shared Use of Telecommunications Towers (“Joint Decree”).

The Joint Decree regulates that license for telecommunication tower construction is to be issued by regents or mayors, and for Jakarta Province, its Governor. The Joint Decree also provides for tower construction standards and requires that telecommunications towers be made generally available for shared use by telecommunications service providers. The owner of a telecommunications tower is allowed to collect fee, which is negotiated with reference to costs associated with investment and operational costs, the return of investment and a profit. Monopolistic practices in the ownership and management of telecommunications towers is prohibited.

COMPETITION

Measures following the Telecommunications Law’s adoption in 2001 moved the Indonesian telecommunications sector from a duopoly between Indosat and us to one with multiple competing providers. See “Legal Basis and Regulation – Introduction of Competition in the Indonesian Telecommunications Industry”.

Competition Law

The Government currently promotes liberalization, competition and transparency in the telecommunications sector. It does not prevent providers from attaining and capitalizing upon a dominant market position. However, the Government does prohibit operators from abusing a dominant position. In March 2004, the MoC issued Decree No.33/2004, which prescribes measures to prohibit such abuse by dominant network and service providers. A provider is considered dominant based on factors such as scope of business, service coverage area and control of a particular market. Specifically, Decree No.33/2004 prohibits dumping, predatory pricing, cross-subsidies, mandatory use of a provider’s services (to the exclusion of competitors) and hampering mandatory interconnection (including discrimination against specific providers).

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Competition in the telecommunications sector, like all Indonesian business sectors, is also governed more generally by Law No.5/1999 dated March 5, 1999 regarding Prohibition of Monopolistic Practice and Unfair Business Competition (“Competition Law”). The Competition Law bans agreements and activities tending toward unfair business competition, as well as the abuse of a dominant market position. Pursuant to the Competition Law, the Commission for the Supervision of Business Competition (“KPPU”) has been established as Indonesia’s antitrust regulator with the authority to enforce the provisions of the Competition Law.

The Competition Law is implemented by various regulations, including Government Regulation No.57/2010 dated July 20, 2010 regarding Mergers and Acquisitions Potentially Causing Monopolistic Practices or Unfair Business Practices. Government Regulation No.57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, resulting in the KPPU issuing a non-binding opinion. Government Regulation No.57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds.

A.      Fixed Line, Fixed Wireless and DLD

Our exclusive right to provide domestic fixed line telecommunications services in Indonesia ended following the Telecommunications Law’s implementation in 2000. The MoC issued licenses to Indosat for domestic fixed line services in August 2002 and for DLD telephone services in May 2004. We entered into an interconnection agreement with Indosat dated September 23, 2005 to allow interconnection between our local fixed line services in Jakarta, Surabaya, Batam, Medan, Balikpapan, Denpasar and certain other areas. By 2006, Indosat was able to provide nationwide DLD services through its CDMA-based fixed wireless network, its fixed line network and these interconnection arrangements with us.

In an attempt to liberalize DLD services, the Government required each DLD provider to implement a three-digit access code to be dialed by customers making DLD calls. These regulations were first implemented in Balikpapan in 2008, with Balikpapan residents given the option to make a normal DLD call or to select a three-digit code assigned to Indosat or to us. Under current regulations, this system is to be applied nationally beginning September 27, 2011. See “Legal Basis and Regulation – Introduction of Competition in the Indonesian Telecommunications Industry”.

Indosat remains our largest competitor with respect to fixed line and DLD services and we also compete against other fixed line service providers such as PT Bakrie Telecom, Tbk (formerly Ratelindo) and PT Batam Bintan Telecom. However, traditional fixed line services have faced and will continue to increasingly face competition from cellular services, particularly as cellular tariffs decrease, and from other alternate services such as fixed wireless, SMS, VoIP and e-mail services.

Telkom Flexi, our fixed wireless network is the largest in Indonesia with coverage of 370 cities offering limited mobility and charging customers based on PSTN tariff that is principally lower than celullar's. For comparison, Indosat in 2004 launched its CDMA-based fixed wireless phone service under the brand name “StarOne” in Jakarta and Surabaya. Bakrie Telecom offers fixed wireless services in more than 30 cities and Mobile-8 was granted a nationwide fixed wireless access license in 2009. In general, the technologies employed by CDMA and fixed wireless access operators are less capital-intensive, previously allowing these operators to offer more competitive prices than GSM operators. Furthermore, licensing fees for radio stations of fixed wireless mobile phone connections is lower than cellular.

B.      Cellular

We operate our cellular service business through our majority-owned subsidiary, Telkomsel. As of December 31, 2012, Indonesia’s cellular market is dominated by Telkomsel, Indosat and XL Axiata, which collectively account for 83.1% of the full-mobility cellular market. Other providers include Hutchison, Natrindo, Smart Telecom and Bakrie Telecom.

There were approximately 276.0  million full-mobility cellular subscribers in Indonesia as of December 31, 2012, a 10.7% increase from approximately 249.4  million as of December 31, 2011. The cellular penetration rate in Indonesia stood at approximately 110% as of December 31, 2012.

We believe that Telkomsel competes effectively in the Indonesian cellular market on the basis of price, coverage, service quality and value added services. As of December 31, 2012, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 125.1 million cellular subscribers and a market share of 45.3% of the full-mobility cellular market. The second and the third largest providers were Indosat and XL Axiata, which have a market share of 21.2% and 16.6%  respectively, based on the estimated  number of subscribers as of December 31, 2012. In addition to the nationwide GSM operators, a number of smaller  regional GSM, analog and CDMA fixed wireless providers operate in Indonesia.

Hutchison and Natrindo also provide cellular services in Indonesia and in 2012 were each awarded an additional 10 MHz of spectrum on the 3G license frequency bandwidth (2.1 GHz). This additional spectrum increased their respective total allocated frequency spectrum to 20 MHz and 25 MHz each.In accordance with the announcement of MoCI No.19/PIH/KOMINFO/2/2013 dated February 25, 2013, Telkomsel has been selected as one of the companies to be granted an additional 3G license with radio frequency in the 2.1 GHz bandwidth.

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C.      IDD

We acquired a commercial IDD license in May 2004 and in June 2004 we began delivering full IDD services for our fixed wireline subscribers. We were awarded this license following the early termination by the DGPT in August 2001 of Indosat’s exclusive right to operate IDD services.

We conducted extensive preparations to offer IDD services prior to receiving our license in 2004. Our initial preparations included upgrading switching facilities to establish International Gateway capabilities in Batam, Jakarta and Surabaya. Two microwave links, connecting Batam-Singapore and Batam-Pangerang (Malaysia), were built to facilitate connections with overseas operators. In 2003, together with SingTel Mobile and CAT, we developed the TIS submarine cable system connecting Batam, Singapore and Thailand. We completed the deployment of a new submarine optical cable to connect Dumai (Indonesia) with Melaka (Malaysia) in December 2004, pursuant to an agreement with Telekom Malaysia Berhad. Our international cable was extended by purchasing bandwidth capacity to connect with Hong Kong, the United States and other countries. In December 2004, we completed the ground segment to connect to the Intelsat Satellite. The Batam Singapore Cable System network began operating in May 2009, while the Asia America Gateway network began operating in October 2009. On January 25, 2008, we transferred our international operations, including IDD, to our subsidiary, Telin.

Telkomsel now has the largest IDD Service consumer base. IDD faces competition primarily from the rapid broadband services development that has far improved Internet-based voice services likes Skype and Google Talk.

D.      VoIP

We formally launched our VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. A number of other companies, including XL Axiata, Indosat, Atlasat Solusindo Pte, Ltd., PT Gaharu Sejahtera, PT Satria Widya Prima, PT Primedia Armoekadata Internet and PT Jasnita Telekomindo also provide licensed VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through websites or through software that allows voice communications through the internet using computers or smartphones.

VoIP operators compete primarily on the basis of price and service quality. VoIP operators, including us, have begun to offer budget calls and other products aimed at price sensitive users such as prepaid calling cards, which are expected to result in greater competition among VoIP operators and IDD service providers. We currently offer our primary VoIP service “Telkom Global-01017” and the lower-cost alternative “Telkom Save”. Telkom Save offers discounted rates for certain countries to which there is heavy traffic from Indonesia while offering regular VoIP tariff rates for other countries.

E.      Satellite

The Asia-Pacific region and especially Southeast Asia continues to need satellites for both telecommunications and broadcasting-infrastructure, the major factors for this need are as follows:

-          High market demand for GSM trunking;

-          Continuing growth in the DTH television market; and

-          The value of satellite services in disaster recovery.

At the same time, numerous regional and global operators are focusing on satellite operation services in this region, resulting in increasingly tight competition in the satellite business in the region in terms of coverage, product as well as pricing. Southeast Asia is one of the most fragmented markets for satellite operators in the world, with around 17 global as well as regional players competing in the area, including:

1.       SES Global (Luxembourg)

2.       Eutelsat Asia (France)

3.       APT Satellite (Hong Kong)

4.       AsiaSat (Hong Kong)

5.       JSAT (Japan)

6.       MEASAT (Malaysia)

7.       MCI – Media Citra Indostar (Indonesia)

8.       Indosat (Indonesia)

9.       VinaSat (Vietnam)

10.    SingTel/Optus (Singapore)

11.    Telkom (Indonesia)

12.    ChinaSat (China)

13.    Mabuhay (Philippines)

14.    Thaicom (Thailand)

15.    ABS (Hong Kong)

16.    ProtoStar (Singapore)

17.    Lippo Star (Indonesia)

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Generally, large global satellite operators can use economies of scales to offer more competitive prices without affecting their financial performance. This may result in a market premium subsidy in very competitive markets.

The satellite industry in Indonesia is one of the most competitive in Southeast Asia. This is evident from the shift in market structure since 2003 from monopoly to oligopoly. One of the reasons for this shift in market structure is that the domestic satellite industry is not strictly regulated by the Government of Indonesia. Although Ministerial Regulation No.37/P/M.KOMINFO/12/2006 dated December 6, 2006 issued by the Minister of Communications and Information was intended as an entry barrier for foreign satellite operators, the currently applied “open sky” policy has in fact increased competition amongst domestic and foreign satellite operators. Another factor in the shift in market structure is the limited capacity of domestic satellite operators, including us, which are thus unable to benefit from the fast growing market demands in Indonesia.

Our satellite operations primarily consist of leasing satellite transponders capacity to broadcasters and operators of VSAT, cellular and IDD services and ISPs, as well as providing earth station satellite up linking and down linking services to domestic and international users. We face competition from foreign and domestic service providers and compete most closely in Indonesia with Indosat and PSN. Other private satellites serving the broadcasting market within the coverage of the Telkom-1 and Telkom-2 satellites include AsiaSat-2, AsiaSat-4, AsiaSat-3S, Apstar-2R, Apstar-5, Apstar-6, ThaiCom-3, Measat-2, Measat-3, Measat-3a, PanAmSat-4 and PanAmSat-7. Our direct competitors in Asia are Measat Sdn. Bhd, which operates the Measat satellites, APT Satellite which operates the Apstar satellites, and Shin Satellite PCL,  which operates the ThaiCom satellites.

Moreover, with the increasing popularity of DTH television, there is increasing competition in the satellite business due to the launch of new and more powerful regional satellites. DTH is the reception of satellite programs with exclusive choices in an individual home. Our domestic broadcasters are tapping into this trend, and have begun to seek DTH licenses national broadcasting services in Indonesia. DTH television will enable broadcasters to distribute their program content without utilizing our telecommunication network, thereby entirely bypassing our telecommunications services. With the growing popularity of DTH, we face the possible loss of customers since DTH uses a satellite platform that we do not provide.

F.       BTS

As of December 31, 2012, we operated 60,011 BTS located throughout Indonesia. Through our subsidiary, Mitratel, we lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. Our principal competitors in this business are XL Axiata, Indosat, Bakrie Telecom and PT Tower Bersama.

G.      Others

Deregulation in the Indonesian telecommunications sector has encouraged competition in the multimedia, internet, and data communications services businesses. The diversification of businesses has gained momentum with the result that competition is now intense, particularly in terms of price, range of services offered, quality and network coverage, as well as customer service quality.

LICENSING

To provide national telecommunications services, we have a number of product and service licenses that are consistent with the applicable laws, regulations or decrees.

Following the issuance of MoCI Regulation No.01/PER/M.KOMINFO/01/2010 (“MoCI Decree No.01/2010”) dated January 25, 2010 concerning the Provision of Telecommunication Network, we were required to adjust our telecommunications license to provide telecommunications services. We have secured new licenses that have been adjusted as required of which are as follows:

A.      Fixed Network and Basic Telephony Services

Based on the report submitted by us concerning the operation of fixed network and as part of the adjustment to MoCI Decree No.01/2010, we had our licenses adjusted in 2010 for the operation of local fixed network, DLD, IDD and closed fixed network, explained as follows:

-          MoCI Decree No.381/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Local Fixed Network and Basic Telephony Services of PT Telekomunikasi Indonesia Tbk;

-          MoCI Decree No.382/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Network of Domestic Long Distance and Basic Telephony of PT Telekomunikasi Indonesia Tbk;

-          MoCI Decree No.383/KEP/M.KOMINFO/10/2010 dated October 28, 2010 on the License of Operating Fixed Network of International Call and Basic Telephony Services of PT Telekomunikasi Indonesia Tbk; and

-          MoCI Decree No.398/KEP/M.KOMINFO/11/2010 dated November 12, 2010 on the License of Operating Closed Fixed Network of PT Telekomunikasi Indonesia Tbk.

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Following the issuance of MoCI Decrees No.381, 382 and 383, our previous licenses for operating a fixed network and basic telephony services previously owned by us based on MoC Decree No.KP.162 of 2004 dated May 13, 2004 ceased to be in effect. The licenses do not have a set expiry date, but are evaluated every five years.

B.      Cellular

Telkomsel holds licenses to operate a nationwide GSM mobile cellular telephone network using 7.5 MHz of radio frequency bandwidth in the 900 MHz band and using 22.5 MHz of radio frequency bandwidth in the 1,800 MHz band. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTS.

In February 2006, the Government held a tender for three 2.1 GHz spectrum licenses, each with a bandwidth of 5 MHz, to be used in conjunction with the new licenses to operate a nationwide 3G cellular telecommunication network. One of the licenses went to Telkomsel. Telkomsel obtained a 3G license on a 2.1 GHz band for a ten-year period as set out regulated in MoCI Decree No.19/KEP/M.KOMINFO/2/2006 dated February 14, 2006. The license will be extended after being evaluated by the MoCI. Telkomsel started its commercial 3G service in September 2006.

Based on MoCI Decree No.101/KEP/M.KOMINFO/10/2006 dated October 11, 2006, Telkomsel had its license renewed and given rights to provide: (i) mobile telecommunications service with radio frequency bandwidth in 900 MHz and 1,800 MHz; (ii) mobile telecommunications service of IMT-2000 with radio frequency bandwidth in 2.1 GHz (3G) and (iii) basic telecommunications services. The licenses do not have a set expiry date, but it will be evaluated every five years.

C.      IDD

        We commenced our international call service in 2004. Our license for operating a fixed network to provide international call services was adjusted in 2010 to meet the requirements of MoCI Decree No.01/2010 with the issuance of MoCI Decree No.383/2010. The license does not have a set expiry date, but it will be evaluated in 2015.

We have a license to operate a closed fixed network based on MoCI Decree No.398/KEP/M.KOMINFO/11/2010, which amends the previous license, to meet the provisions in MoCI Decree No.01/2010. The license allows us to lease the installed closed fixed network,  to among others,  telecommunication network and service operators, including providing an international telecommunication transmission facility through a SCCS directly to Indonesia for overseas telecommunication operators.

According to MoCI Decree No.16/PER/M.KOMINFO/9/2005 dated October 6, 2005 concerning Provision of International Telecommunications Transmission Facilities through SCCS, overseas telecommunications operators wishing to provide an international telecommunications transmission facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Decree No.16/2005, the international telecommunication transmission facilities provided through SCCS are served by us on the basis of landing rights attached to our license to operate fixed network of international call services. We have also secured landing rights based on the landing right Letter No.006-OS/DJPT.6/HLS/3/2010 dated March 2, 2010 from MoCI.

On March 2, 2010, the MoCI issued Decree No.75/KEP/M.KOMINFO/03/2010 granting our subsidiary, Telin, a license to operate a closed fixed line network which enables Telin to provide international infrastructure services. Separately, Telin secured landing rights in Indonesia from the DGPT to provide international telecommunications transmission facilities through SCCS.

D.      VoIP

We are licensed to provide ITKP as stated in DGPT Decree No.384/KEP/DJPT/M.KOMINFO/11/2010 dated November 29, 2010 on VoIP services. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel also licensed to provide ITKP as stated in DGPT Decree No.226/DIRJEN/2009 on VoIP services. This license does not have a set expiry date, but it will be evaluated every five years.

E.      ISP

We are licensed as an ISP under DGPIO Decree No.83/KEP/DJPPI/KOMINFO/4/2011 dated April 7, 2011. This license does not have a set expiry date, but it will be evaluated every five years.

Telkomsel is also licensed to provide multimedia Internet access services with nation-wide coverage under DGPT Decree No.213/DIRJEN/2010. This license does not have a set expiry date, but will be evaluated annually, with a comprehensive evaluation every five years.

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F.       Internet Interconnection Service

We hold a license to provide internet interconnection services by referring to DGPT Decree No.275/Dirjen/2006 regarding license for Internet Interconnection Service for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date, but it will be evaluated every five years.

G.      BWA

In July 2009, we won a tender for a BWA license and the right to provide BWA services in twelve zones, comprising eight  zones on 3.3 GHz (North Sumatra, South Sumatra, Central Sumatra, West Kalimantan, East Kalimantan, West Java, JABODETABEK and Banten) and five  zones on 2.3 GHz (Central Java, East Java, Papua, Maluku, and the northern part of Sulawesi).

In August 2009, the MoCI issued Ministerial Decree No.237/KEP/M.KOMINFO/7/2009 regarding the Appointment of the Winning Bidders for Packet Switched-Based Local Fixed Access Network Operators Using the 2.3 GHz Radio Frequency for Wireless Broadband Services. Because of inadequate implementation by the winning bidders, the MoCI later issued Regulation No.19/PER/M.KOMINFO/09/2011 dated September 14, 2011 (“MoCI Regulation No.19/2011”), which released operators on the 2.3GHz radio frequency from the obligation to use the particular technology specified in the bid terms for the 2.3 GHz radio frequency, which were set out in MoCI Regulation No.22/PER/M.KOMINF0/04/2009 April 24, 2009 (“MoCI Regulation No.22/2009”). Pursuant to MoCI Regulation No.19/2011, operators on the 2.3 GHz radio frequency are now permitted to freely choose their technology in providing BWA on the 2.3 GHz radio frequency, subject to a requirement that they pay an annual usage rights fee for the third through the tenth year of the license period in which a technology divergent from that specified in MoCI Regulation No.22/2009 is used. On January 9, 2012, MoCI announced that it plans to make available for bidding additional 2.3 GHz radio frequency in the 2300-2360 MHz range for BWA services utilizing neutral technology.

MoCI Regulation No.19/2011 also stipulates domestic component obligations for telecommunications devices and equipment used in providing BWA on the 2.3 GHz radio frequency. Initial domestic component obligations are 30% for subscriber stations and 40% for base stations, to be increased to 50% within five years.

As a result of the switch to neutral technology under MoCI Regulation No.19/2011, we lost vendor support for our preferred technology, which is based on fixed BWA technology. Vendors instead preferred to support the mobile BWA technology selected by other operators. Mobile BWA technology competes with Telkomsel. We therefore returned 4 of the 5 zones, which we had received. We retained our BWA license for Maluku zone so we would continue to qualify as a BWA operator on 2.3 GHz and have the right to access the BWA networks maintained by other operators.

Becoming a broadband wireless access operator is in line with the transformation of our business to TIMES, which requires us to have infrastructure that is capable of responding to an increasingly complex market and the demand for ever more convergent products and services, whether in the consumer, enterprise or wholesale segments.

H.      Data Communication System (“SISKOMDAT”)

We provide SISKOMDAT services under DGPIO Decree No. 169/KEP/DJPPI/KOMINFO/6/2011 dated June 6, 2011 regarding License for Data Communications Systems Services Operation for PT Telekomunikasi Indonesia Tbk. This license does not have a set expiry date but will be thoroughly evaluated every five years.

I.        Payment Method Using e-Money

Following the implementation of Bank Indonesia’s Regulation No.11/11/PBI/2009 and Circular Letter of Bank Indonesia No.11/10/DASP each dated on May 13, 2009 regarding how to use card-based payment instruments (“APMK”) and Bank Indonesia’s Regulation No.11/12/PBI/2009 and Circular Letter of Bank Indonesia No.11/11/DASP each dated May 13, 2009 on e-money, Bank Indonesia has redefined the meaning of “principal” and “acquirer” in operating APMK and e-money business. In light of these regulations, Bank Indonesia confirmed our status as an issuer of e-money based on letter of Directorate of Accounting and Payment System of Bank Indonesia No.11/13/DASP dated May 25, 2009. We operate our e-money business under the brand names “T-cash” and “Flexi cash”.

With the issuance of Bank Indonesia Circular Letter No. 9/9/DASP dated January 19, 2007, Telkomsel is also permitted to conduct APMK activities, with the launch of Telkomsel Tunai  prepaid card.

J.       Remittance Service

Based on a license from Bank Indonesia No.11/23/Bd/8, dated August 5, 2009, we may operate as a money transfer services provider. We provide a money transfer services product called Delima.

K.      IPTV

On April 27, 2011, we and TelkomVision together obtained a license to operate IPTV services through MoCI Decree No.MCIT.160/KEP/M.KOMINFO/04/2011 regarding the Telkom and TelkomVision IPTV Service Consortium Agreement. We now provide IPTV services in five locations: Greater Jakarta, Bandung, Semarang, Surabaya and Bali, under the brand “Groovia TV”.

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L.      Construction Services Business License (“IUJK”)

On June 6, 2012, the City Government of Bandung issued a construction services business license to us through IUJK No.1-3273-858971-2-001772 for Telkom. The IUJK is valid for the execution of construction services throughout the domain of the Republic of Indonesia, comprising architecture, civil, mechanical and electrical works. The IUJK is valid until June 5, 2015.

TRADEMARK, COPYRIGHTS, INDUSTRIAL DESIGNS AND PATENTS

We constantly develop product and service innovations in line with a dynamic business portfolio. To provide both protection for and recognition of the creativity involved, we have registered a number of intellectual property rights, including trademarks, copyrights, industrial design and patents, with the Directorate General of Intellectual Property Rights at the Ministry of Law and Human Rights of the Republic of Indonesia.

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name; (ii) copyrights on our corporate name and logo, product and service logos, computer programs, research and songs; and (iii) simple and ordinary patents on technological inventions in the form of telecommunications products, systems and methods.

There were no new trademarks registered by us in 2012.

The following list the copyrights that we registered in  2012:

No.	Innovation Title	Application No.	Application Date	Registration Date
1	Computer program “AGENCY (Advance Guideline tool for Engineering of Central frequency)”	C00201003559	October 1, 2010	January 18, 2012
2	Computer program “Advertising Management System (AMS) Application”	C00201004516	December 23, 2010	February 3, 2012
3	Computer program “Flexi Games”	C00201004515	December 23, 2010	February 3, 2012
4	Computer program “Flexi Comic”	C00201004517	December 23, 2010	February 3, 2012
5	Computer program “Language Learning Application for The Deaf I-CHAT (I Can Hear And Talk)”	C00201003117	August 24, 2010	February 1, 2012

We applied for the following intellectual property rights in 2011 and 2012:

No.	Innovation Title	Type of Intellectual Property Rights	Application No.	Application Date	Registration Date
1	Label Kartu Telepon Umum Wireless (tanpa kabel) - Telkom Sobat	Industrial design	A00200802007	July 8, 2008	September 21, 2011
2	Flexi Market	Copyrights	C00201103620	September 22, 2011
3	Session Initiation Protocol Client	Copyrights	C00201104855	December 20, 2011
4	City Info H! Bandung	Copyrights	C00201104854	December 20, 2011
5	Location Based Social Networking	Copyrights	C00201104856	December 20, 2011
6	Equipment and Method for Emergency Broadband Access Network (“EBAN”)	Patents	P00201200068	February 6, 2012

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DEFINITIONS

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

3.5G

A grouping of disparate mobile telephony and data technologies designed to provide better performance than 3G systems, as an interim step towards deployment of full 4G capability.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA and other related ratios in this Annual Report serve as additional indicators on our performance and liquidity, which is a non GAAP financial measure.

ADS

American Depositary Share (also known as an American Depositary Receipt, or an “ADR”), a certificate traded on a US securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 40 of our Series B shares.

ADSL

Asymmetric Digital Subscriber Line, a type of digital subscriber line technology, a data communications technology that enables faster data transmission over copper telephone lines than a conventional voice band modem can provide.

APMK

Alat Pembayaran Menggunakan Kartu or card-based payment instruments, a payment instrument in the form of credit cards, Automated Teller Machine (“ATM”) and/or debit cards.

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much money we make from the average user. It is defined as the total revenue from specified services divided by the number of consumers for those services.

Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Surpervisory Agency, the predecessor to the OJK.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BSC

Base Station Controller, an equipment responsible for radio resource allocation to mobile station, frequency administration and handover between BTSs controlled by the BSC.

BSS

Base Station Subsystem, the section of a cellular telephone network responsible for handling traffic and signaling between a mobile phone and the network switching subsystem. A BSS is composed of two parts: the BTS and the BSC.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

BWA

Broadband Wireless Access, a technology that provides high speed wireless internet access or computer networking access over a wide area.

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CDMA

Code Division Multiple Access, a transmission technology where each transmission is sent over multiple frequencies and a unique code is assigned to each data or voice transmission, allowing multiple users to share the same frequency spectrum.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer premises.

DCS

Digital Communication System, a mobile cellular system using GSM technology operating in the 1800 MHz frequency band.

Defined Benefit Pension Plan

A type of pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age, rather than depending on investment returns. It is considered ‘defined’ in the sense that the formula for computing the employer’s contribution is known in advance.

Defined Contribution Pension Plan

A type of retirement plan in which the amount of the employer’s annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through employer contributions and, if applicable, employee contributions) plus any investment earnings on the money in the account. Only employer contributions to the account are guaranteed, not the future benefits. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.

Dial-Up

Access to the internet using fixed telephone lines or mobile phone.

DLD
Domestic Long Distance, a long distance call service designed for customers who live in different areas but still within one country. These areas normally have different area codes.

Downlink
Radio signal frequency emitted by the satellite to earth station.

DSL
Digital Subscriber Line, a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

DTH

Direct-to-Home satellite broadcasting, the distribution of television signals from high-powered geostationary satellites to small dish antennas and satellite receivers in homes across the country.

Dual Band

The capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

e-Business
Electronic Business solutions, including electronic payment services, internet data centers and content and application solutions. Refer to “New Economy Business (“NEB”) and Strategic Business Opportunities Portfolio” under Business Overview.

e-Commerce

Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Money

Electronic Money, money or script that is only exchanged electronically.

e-Payment

Also known as electronic funds transfer, the electronic exchange or transfer of money from one account to another, either within a single financial institution or across multiple institutions, through computer-based systems.

E1 Link

The backbone transmission unit which operates over two separate sets of wires, usually twisted pair cable. E1 link data rate is 2,048 Mbps (full duplex), which is divided into 32 timeslots.

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Earth Station

The antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

EBS

Enterprise Business Solution, an enterprise customer consultation for customized corporate TIMES solutions, and simulation demos (for e-Payment and VPN over Fixed Network, GSM and Flexi).

EDC

Electronic Data Capture, a computerized system designed for the collection of clinical data in electronic format for use mainly in human clinical trials.

EDGE

Enhanced Data rates for GSM Evolution, a digital mobile phone technology that allows improved data transmission rates as a backward-compatible extension of GSM.

Edutainment

Education and Entertainment.

EVDO

Evolution Data Optimize, a standard high speed 3G wireless broadband for CDMA.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireless

The local wireless transmission link using a cellular, microwave, or radio technology to connect customers at a fixed location to the local telephone exchange.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

FTTx
Fiber to the “x”, a generic term for any broadband network architecture that uses optical fiber to replace all or part of the usual metal local loop used for last mile telecommunication. The generic term originated as a generalization of several configurations of fiber deployment such as fiber to the home, fiber to the node or fiber to the building.

Gateway

A peripheral that bridges a packet based network (IP) and a circuit based network (PSTN).

Gb

Gigabyte, a unit of information used, for example, to quantify computer memory or storage capacity.

Gbps

Gigabyte per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second or byte per second.

GHz

Gigahertz. The hertz (symbol Hz), the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

GMS

General Meeting of Shareholders, which may be an Annual General Meeting of Shareholders (“AGMS”) or an Extraordinary General Meeting of Shareholders (“EGMS”).

GPON

Gigabyte-Passive Optical Network, the most widely deployed type of passive optical network system that bring optical fiber cabling and signals all or most of the way to end users.

GPRS

General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

GSM

Global System for Mobile Telecommunication, a European standard for digital cellular telephone.

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Homepass

A connection with access to fixed line voice, IPTV and broadband services.

HSPA+

Evolved High Speed Packet Access is defined in the Third Generation Partnership Project Release 7. It introduces a simpler IP-centric architecture for the mobile network bypassing most of the legacy equipment. HSPA+ boosts peak data rates to 42 Mbit/s on the downlink and 22 Mbit/s on the uplink.

IDD

International Direct Dialing, a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

IME

Information, Media and Edutainment.

IMT-2000

International Mobile Telecommunications-2000, a body of specifications provided by the International Telecommunication Union. Application services include wide area wireless voice telephone, mobile internet access, video calls and mobile TV, all in a mobile environment.

Installed Lines

Complete lines fully built-out to the distribution point and ready to be connected to subscribers.

Intelligent Network

A service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

IP

Internet Protocol, the method or protocol by which data is sent from one computer to another on the internet.

IP Core

A block of logic data that is used in making a field programmable gate array or application-specific integrated circuit for a product.

IP DSLAM

Internet Protocol-Digital Subscriber Line Access Multiplexer, a network device located near the customer’s location that allows telephone lines to make faster connections to the internet by connecting multiple customer Digital Subscriber Lines (DSLs) to a high-speed internet backbone line using multiplexing techniques.

IP VPN

A data communication service using IP Multi Protocol Label Switching (“MPLS”) and based on any to any connection. This service is connected to the data security systems, L2TP and IPSec. The speed depends on the customer’s needs and ranges from 64 Kbps to 2 Mbps.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISDN

Integrated Services Digital Network, a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides high speed internet connectivity.

ISP

Internet Services Provider,  an organization that provides access to the internet.

Joint Operating Scheme

Joint Operating Scheme or Kerja Sama Operasi (“KSO”), a unique type of build, operate and transfer arrangement formerly used by us in which a consortium of partners invests and operates our facilities in regional divisions. The consortium partners were owned by international operators and private domestic companies or in cases where we have acquired the consortium partner, by ourselves.

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Kbps

Kilobyte per second, a measure of speed for digital signal transmission expressed in thousands of bits per second.

Lambda

Lambda indicates the wavelength of any wave, especially in physics, electronics engineering and mathematics.

LAN

Local Area Network, a network of interconnected workstations that enables network resources sharing and typically covers a limited area (for example, within a building).

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive uses.

Local Call

The call among subscribers in the same numbering area without requiring any prefix number.

Local Exchange Capacity

The aggregate number of lines at a local exchange connected and available for connection to outside plant.

LTE

Long Term Evolution technology, a standard for high-speed wireless data communication for mobile phones and data terminals.

Mbps

Megabyte per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Bridge or relationship between locations that are apart geographically, this network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem or other mobile devices.

MoCI

The Ministry of Communication and Information, to which regulatory responsibility over telecommunications was transferred from the Ministry of Communication (“MoC”) in February 2005.

MSAN

Multi Service Access Networks, represent the third generation of optical access network technology and are single platforms capable of supporting traditional, widely deployed, access technologies and services as well as emerging ones, while simultaneously providing a gateway to a NGN core. MSAN will enable us to provide triple play services that distribute high speed internet access, voice packet services and IPTV services simultaneously through the same infrastructure.

Network Access Point

A public network exchange facility where ISPs connected with one another in peering arrangements.

NGN

Next Generation Network, a general term that refers to a packet-based network able to provide services, including telecommunication services, and able to make use of multiple broadband, quality of service enabled transport technologies and in which service-related functions are independent from underlying transport related technologies. A NGN is intended to be able to, with one network, transport various services (voice, data, and various media such as video) by encapsulating these into packets, similar to how such packet are transmitted on the internet. NGNs are commonly built around the Internet Protocol.

Node B

A BTS for a 3G W-CDMA/UMTS network.

OBCE

Operational, Business and Customer support system and Enterprise relations management, which is part of our strategic initiatives.

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Off-net

Communication between two customers in the different operators.

OJK

Otoritas Jasa Keuangan, or the Indonesian Financial Services Authority, the successor of Bapepam-LK, is an independent institution with authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as non-bank financial industry sector.

OLO

Other Licensed Operators, i.e. operators other than our Company.

On-net

Communication between two customers in the same operators.

Optical Fiber

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass.

Outside Plant

The equipment and facilities used to connect subscriber premises to the local exchange.

Pay TV

Pay Television, premium television, or premium channels, subscription-based television services, usually provided by both analog and digital cable and satellite, but also increasingly via digital terrestrial and internet television.

PDN

Packet Data Network, a digital communications network which breaks a group data to be transmitted into segments called packets, which are then routed independently.

PKLN

Tim Pinjaman Komersial Luar Negeri, or Foreign Commercial Loan Coordinating Team, an inter-agency team of the Government charged with, among others, considering requests of Indonesian State-Owned Enterprises such as us for consent to obtain foreign commercial loans.

POWL

Public Offering Without Listing.

Premium SMS

Premium Short Message Service, a text messaging service component of phone, web, or mobile communication systems, using standardized communications protocols that allow the exchange of short text messages between fixed line or mobile phone devices.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by us and the KSO Units for us and on our behalf.

Pulse

The unit in the calculation of telephone charge.

Radio Frequency Spectrum

The part of the electromagnetic spectrum corresponding to radio frequencies, i.e. frequencies lower than around 300 GHz (or, equivalently, wavelengths longer than about 1 mm).

RIO

Reference Interconnection Offer, a regulatory term covering all facilities, including interconnection tariffs, technical facilities and administrative issues offered by one telecommunications operator to other telecommunications operator for interconnection access.

RMJ
Regional Metro Junction, an inter-city cable network installation service in one regional (region/province).

Roaming

A general term referring to the extension of connectivity service in a location that is different from the home location where the service was registered.

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RUIM Card

Removable User Identity Module, a smart card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

Satellite Transponder

Radio relay equipment embedded in a satellite that receives signals from earth and amplifies and transmits the signal back to the earth.

SCCS

Submarine Communications Cable System, a cable laid on the sea bed between land-based stations to carry telecommunication signals across stretches of ocean.

SDP

Service Delivery Platform, a set of components that provide a service delivery architecture (such as service creation, session control and protocols) for a type of service.

SIM Card

Subscriber Identity Module, a “smart” card designed to be inserted into cellular phone that uniquely identifies a GSM network subscription and contains subscriber-related data such as phone numbers, service details and memory for storing messages.

SME

Small and Medium Enterprise.

SMS

Short Messaging Service, a technology allowing the exchange of text messages between mobile phones and between fixed wireless phones.

SOE

State-Owned Enterprise, a Government-owned corporation, state-owned company, state-owned entity, state enterprise, publicly owned corporation, Government business enterprise, or parastatal, a legal entity created by a Government to undertake commercial activities on behalf of an owner Government.

Soft Switch

A central device in a telephone network that connects calls from one phone line to another, entirely by means of software running on a computer system. This work was formerly carried out by hardware, with physical switchboards to route the calls.

STM-1

Synchronous Transport Module level-1, the SDH ITU-T fiber optic network transmission standard with a bit rate of 155.52 Mbps. The other standards are STM-4, STM-16 and STM-64.

Switch

A mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

Terra Router

Terra Router or terabit router on the theory allows the network capacity on a scale of terabits (1 terabit = 1 million gigabits).

TIMES

Telecommunication, Information, Media,  Edutainment and Service.

TITO

Trade-In, Trade-Off, a conversion scheme to replace copper with optical cable. Refer to “Development and Modernization of Broadband Access through the TITO Scheme” under Network Development.

Trunk Exchange

A switch that has the function of connecting one telephony switch to another telephony switch, which can either be a local or a trunk switch.

UMTS

Universal Mobile Telephone System, one of the 3G mobile systems being developed within the ITU’s IMT-2000 framework.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

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VoIP

Voice over Internet Protocol, a means of sending voice information using the IP.

VPN

Virtual Private Network, a secure private network connection, built on top of publicly-accessible infrastructure, such as the internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. These provide connectivity to many machines behind a gateway or firewall.

VSAT

Very Small Aperture Terminal, a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

Wi-MAX

Worldwide Interoperability for Microwave Access, a telecommunications technology that provides wireless transmission of data using a variety of transmission modes, from point-to-point links to portable internet access.

Wireless Access Network

Any type of computer network that is not connected by cables of any kind. It is a method by which homes, telecommunications networks and enterprise (business) installations avoid the costly process of introducing cables into a building, or as a connection between various equipment locations.

Wireless Broadband

Technology that provides high speed wireless internet access or computer networking access over a wide area.

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CROSS REFERENCE TO BAPEPAM-LK REGULATION NO.X.K.6

Pursuant to Bapepam-LK Regulation No.X.K.6, we are required to present our Annual Report in accordance with the format and content stipulated in the regulation. This table provides a cross-reference between this Annual Report and Bapepam-LK Regulation No.X.K.6 to demonstrate our compliance with this requirement.

	Criteria		Page	Section in Annual Report
1.	Summary of Important Financial Data
	a)	Summary of important financial data for the last three years	3	Financial Highlights
	b)	Information of share issued during each quarterly period in the last two years	5-7	Common Stock and Bond Highlight
2.	Board of Commissioners’ Report		12-13	Report from the President Commissioner
3.	Board of Directors’ Report		14-16	Report from the President Director
4.	Company Profile
	a)	Name, address, telephone, fax, email, website and/branch or representative offices	135	Address
	b)	Company’s brief history	122,1	A Brief History of Telkom, Strength Born of a Long Story
	c)	Company's line of business including product and services	122,19-22	line of Business, Business Portofolio
	d)	Organization structure in the form of a chart	122-123	Information on Our Organizational Structure
	e)	Company’s vision and mission	2	Vision, Mission
	f)	Board of Commissioner’s profile	128	Profile of the Board of Commissioners
	g)	Board of Director’s profile	129-130	Profile of the Board of Directors
	h)	Number of employees and description of their competency development	40-43	Human Capital
	i)	Description regarding shareholders and percentage of ownership	131-132	Shareholder Composition
	j)	Chart/diagram of the major and controlling shareholders	131-132	Shareholder Composition
	k)	Information of subsidiaries, associated companies and joint ventures	124-126	Subsidiaries and Associated Companies
	l)	Share listing chronology	132-133	Chronology of Stock Issued
	m)	Listing chronology of other securities and securities rating	133	Chronology of Bonds
	n)	Name and address of rating agency	134	Capital Market Supporting Professional
	o)	Information of capital market institutions and professionals	134	Capital Market Supporting Professional
	p)	Awards and certification received by the company	9-11	Awards and Certifications
5.	Management’s Analysis and Discussion
	a)	Review of operations per operational segment	47-48	Operational Overview by Segment
	b)	Comparative analysis of financial performance in the last two years	49-60	Financial Overview
	c)	Company’s solvency	62	Solvency
	d)	Company’s receivable collectability	62-63	Receivable Collectibility
	e)	Capital structure and capital structure policy	63	Capital Structure
	f)	Material commitments for capital expenditure	64	Material Commitment for Capital Investment
	g)	Material information and facts subsequent to the date of the accountant’s report	69	Subsequent events after the Accountant's Report Date
	h)	Company’s prospects	19	Business Outlook
	i)	Comparison between targets/projections at beginning of fiscal years and actual results	14-16	Report from the President Director
	j)	Targets/projections to be achieved for one year	14-16	Report from the President Director
	k)	Description of the marketing of the company’s products and services	22-23	Sales,Marketing and Distribution
	l)	Description of the dividend policy, date and total dividend per share and total dividend per year declared and paid for the last two years	134	Dividend Policy
	m)	Use of proceeds from the public offerings:	N / A
	n)	Material information regarding investment, expansion, divestment, merger/acquisition, debt/capital restructuring, affiliated transaction and transaction involving conflict of interest	63	Capital Expenditures
	o)	Changes in laws and regulations	69	Changes in Laws and Regulations
	p)	Changes in accounting policies	69	Changes in Accounting Policies
6.	Corporate Governance
	a)	Board of Commissioners	74-78	Board of Commissioners
	b)	Board of Directors	78-82	Board od Directors
	c)	Audit committee	83-85	Audit Committee
	d)	Other committees under the supervision of the Board of Commissioners and/or Directors	86-87	- Nominational and Remuneration Committe - Planning and Risk Evaluation and Monitoring Committe
	e)	Corporate secretary	94-95	Corporate Secretary / Investor Relations ( '' IR'' )
	f)	Internal audit unit	96-97	Internal Audit Unit
	g)	Internal control system	97-98	Internal Control System
	h)	Risk management system	99	Risk Management
	i)	Material litigation faced by the company	100	Legal Proceeding and Lawsuits Involving the Company
	j)	Administrative sanctions	100	Administrative Sactions
	k)	Code of conduct and corporate culture	101-102	Code of Ethics and Corporate Culture
	l)	Employees/managements share ownership program	132	Employee Stock Ownership Program
	m)	Whistleblowing system	103-104	Whistleblowing System
7.	Company’s corporate social responsibility, on environment, employment, health and work safety, social and community development as well as product responsibility		111-121	Social and Environmental Responsibility
8.	Audited Financial Statements		FS 1-127	Consolidated Financial Statements
9.	Signature of the Board of Commissioners And Directors		164	Statement of The Member of Board of Commissioners and Directors Regarding for Annual Reporting

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STATEMENT OF THE MEMBER OF BOARD OF COMMISSIONERS AND DIRECTORS

REGARDING

RESPONSIBILITY FOR ANNUAL REPORTING 2012

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk

We hereby state that all information has been fully disclosed in Annual Report 2012 Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk and we are solely responsible for the accuracy of the content.

This statement is considered to be true and correct.

Jakarta, March 26, 2013

Board of Directors,		Board of Commissioners

Arief Yahya		Jusman Syafii Djamal
President Director		President Commissioner

Honesti Basyir	Muhammad Awaluddin	Hadiyanto
Director of Finance	Director of Enterprise & Wholesale	Commissioner

Priyantono Rudito	Ririek Adriansyah	Parikesit Suprapto
Director of Human Capital & General Affairs	Director of Compliance & Risk Management	Commissioner

Rizkan Chandra	Indra Utoyo	Virano Gazi Nasution
Director of Network & Solution	Director of IT, Solution & Strategic Portfolio	Independent Commissioner

Sukardi Silalahi		Johnny Swandi Sjam
Director of Consumer		Independent Commissioner

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Our Theme

Bringing Indonesia to the Digital Society

The digital society has become a global trend today, with the near-universal access and use of Device Network Application ("DNA") convergence environment based on Information and Communication Technology in our daily activities: at home and  the workplace, for education and recreation, as well as in interacting with friends and family. In Indonesia, the development of broadband networks and universal access, and telecommunications services as part of a digital lifestyle is also an important component of national connectivity, one of the pillars in the Master Plan for the Acceleration and Expansion of Indonesia's Economic Development ("MP3EI") declared by the Government of Indonesia.

In 2012, PT Telekomunikasi Indonesia,  Tbk ("Telkom") which focused on the provision of Telecommunications, Information, Media, Edutainment and Services  ("TIMES") business portfolio, including the development of the Indonesia Digital Network ("IdNet") is not only secured new revenue streams for sustainable future growth, but also has helped to bring Indonesia to the digital society, while actively contributing to a better future for the people and nation of Indonesia.